Libbey®

Libbey Inc. Annual Report

Transformation2007:
Actions Taken/Results Achieved



Contents

Libbey Profile

Libbey **(NYSE:LBY)** is the leading producer of glass tableware products in the Western Hemisphere, in addition to supplying to key markets throughout the world. Libbey has the largest manufacturing, distribution and service network among North American glass tableware manufacturers. We design and market an extensive line of high-quality glass tableware, ceramic dinnerware, metal flatware, hollowware and serveware, and plastic items to a broad group of customers in the foodservice, retail, business-to-business and industrial markets. We own and operate two glass tableware manufacturing plants in the United States as well as glass tableware manufacturing plants in the Netherlands, Portugal, China and Mexico. We also own and operate a ceramic dinnerware plant in New York and a plastics plant in Wisconsin. In addition, we import products from overseas in order to complement our line of manufactured items. The combination of manufacturing and procurement allows us to compete in the global tableware market by offering an extensive product line at competitive prices.

The Leader in North America

Libbey designs, manufactures and markets under the well-recognized Libbey® brand an extensive line of high-quality, machine-made glass tableware. Libbey maintains over 2,000 stock-keeping units in one of the most extensive product portfolios in the North American glass tableware industry. Our glassware manufacturing facilities and distribution network in North America, the largest in the glass tableware industry, enable us to provide a high level of service to all our end users for glass tableware. Prior to 2006, we owned 49 percent of Vitrocrisa Holding, S. de R.L. De C.V. and related companies (Crisa) based in Monterrey, Mexico. On June 16, 2006, we purchased the remaining 51 percent of Crisa, bringing our ownership in Crisa to 100 percent. Our acquisition of Crisa, which is the largest glass tableware manufacturer in Latin America and has approximately 60 percent of the glass tableware market in Mexico, is consistent with our strategy to expand our global sales base.

A Leader in the International Market

Libbey exports glassware to more than 100 countries around the world. We continue to expand our international presence with a newly constructed state-of-the-art glass tableware facility in Langfang, China, not far from Beijing. Commercial shipments to our customer base in China began from this wholly owned factory in March 2007, and we continue our efforts to grow the Chinese and Asia-Pacific markets. It joins our factories in Europe and North America, giving Libbey critical presence in the most significant regions of both the Eastern and Western Hemispheres. Our Royal Leerdam subsidiary, located in Leerdam, Netherlands, is among the world leaders in producing and selling glass stemware to retail, foodservice and industrial clients. Our Crisal subsidiary, located in Marinha Grande, Portugal, manufactures and markets glass tableware, mainly tumblers, stemware and glassware accessories complementing Royal Leerdam's products and providing an expanded presence in Europe. Crisal and Royal Leerdam are important parts to our growth strategy to be a supplier of high-quality, machine-made glass tableware products to key markets worldwide.

A Leader in the Foodservice Industry

Libbey is a leading provider of tableware products to the foodservice industry through our broad glassware, dinnerware, flatware and plastic product offerings. Our extensive sales and distribution network, among the largest in the foodservice supply industry, is a source of competitive advantage by providing a comprehensive product offering and service to our foodservice customers. Through its Syracuse China and World Tableware subsidiaries, Libbey is a leading provider of ceramic dinnerware and metal flatware to the foodservice industry in the United States. Our Syracuse China subsidiary designs, manufactures and distributes an extensive line of high-quality ceramic dinnerware, principally for foodservice establishments in the United States and Canada. Our World Tableware subsidiary imports and sells a full-line of metal flatware and hollowware and an assortment of ceramic dinnerware and other tabletop items principally for foodservice establishments in the United States and Canada. Our Traex subsidiary, located in Wisconsin, designs, manufactures and distributes an extensive line of plastic items for the foodservice industry.

The Leading Brand Names in Retail

We design and market our glass tableware products globally under the Libbey®, Royal Leerdam® and Crisa® brands. The Libbey® brand is one of the most recognized brands in consumer housewares in the United States and is the leading glass tableware brand in the retail channel of distribution. Libbey® products are sold in major retail channels of distribution in the United States and Canada, including mass merchants, department stores and specialty housewares stores. Our Crisa® products are the leading brand of glass tableware in the Mexican retail channel, and our Royal Leerdam® stemware is a leading stemware brand in retail channels in Europe.

Dollars in thousands, except per-share amounts	**2007**	2006 [c]	% Change
Sales	**$ 814,160**	$ 689,480	18.1%
Income from operations	**$ 66,101**	$ 19,264	243.1%
Diluted net loss per share	**$ (0.16)**	$ (1.47)	89.1%
Earnings before interest, taxes, depreciation and amortization (EBITDA) [a]	**$ 116,451**	$ 53,504	117.6%
Cash provided by operating activities	**$ 51,457**	$ 54,858	(6.2%)
Capital expenditures	**$ 43,121**	$ 73,598	(41.4%)
Free cash flow [d]	**$ 16,549**	$ (97,174)	NM
Dividends paid	**$ 1,446**	$ 1,417	2.0%
Total assets	**$ 899,112**	$ 878,131	2.4%
Working capital [b]	**$ 200,888**	$ 188,413	6.6%
Total debt	**$ 496,634**	$ 491,232	1.1%
Number of employees (year-end)	**7,442**	7,156	4.0%
Number of shares outstanding (year-end)	**14,564,556**	14,331,535	1.6%
Number of registered shareholders (year-end)	**830**	846	(1.9%)

(a) We believe that EBITDA (earnings before interest, taxes, depreciation and amortization), a non-GAAP financial measure, is a useful metric for evaluating our financial performance as it is a measure that we use internally to assess performance.
(b) Working capital is defined as inventory plus accounts receivable less accounts payable.
(c) See note 4 of the Consolidated Financial Statements for summary pro forma financial information reflecting Crisa acquisition.
(d) We believe that Free Cash Flow (net cash provided by operating activities, less capital expenditures and acquisition & related costs, plus proceeds from asset sales and other, and dividends received from equity investments), is a useful metric for evaluating our financial performance, as it is the measure that we use internally to assess performance.

Our **Vision** is to be the premier provider of tabletop glassware and related products worldwide.

Our **Mission** is to create value by delivering quality products, great service and strong financial results through the power of our people worldwide.

Our **Values**:

Understand the Customer — *Act with Integrity*
Generate Customer Enthusiasm — *Value the Contribution of Others*
Act with Urgency — *Embrace Our Global Diversity*

Reach for Excellence — *Contribute*
Measure Progress — *Communicate*
Celebrate Success — *Collaborate*

Embrace Change — *Learn*
Apply Best Practices — *Coach*
Challenge Conventional Thinking — *Grow*

Letter to Shareholders

Libbey made solid strides in 2007. We took significant actions, and key results were achieved. This Shareholders' Letter will highlight the year and share our vision for the future. I am particularly pleased with our execution in the face of mounting economic challenges at home and the ongoing competitive challenges in our various worldwide markets. In many respects, I would characterize this year as one of great accomplishment for the Company, and I salute all the men and women of Libbey, worldwide, who made it happen!

Our growth was broad based and came both in key areas of our core USA business and from significant growth in the International business that we have created. It manifested itself in the marketplace and on the factory floor. In the face of multiple undertakings in assimilating further our Crisa business in Mexico, our new factory in China and the distractions of the U.S. economy, our Company executed its agenda, and the results of this large effort of the last few years are paying off.



From an operations perspective, we were pleased on balance with our overall manufacturing performance. Particularly gratifying was the start-up and steady progress of our new factory in China and the fine execution of our Crisa business in Mexico, including the completion of "Project Tiger," which involved rationalizing our capacity in Mexico. On the financial front, we had improved performance, with some positive "records" being established in key areas.

On behalf of our Shareholders, we continued our progression. Libbey stock finished at $15.84, up 28.4%, and registered a Total Shareholder Return of 29.1%, outpacing our relative indices significantly as well as our peer group of 19 companies. This is our second year in a row of such a performance. In all the work the Company has completed recently, one of our key goals has been to position Libbey as a broadened and global player. To that end we now have:

- **Over 45% of our sales outside the USA**
- **Over 50% of our production with Libbey subsidiaries in low-cost countries**
- **Over 60% of our workforce outside the USA**

Now, as the No. 2 producer of glass tableware in the world, this balanced diversity, coupled with a growing and strengthened USA business and a broadened North American business platform, served us well in 2007. It differentiates us greatly from the more typical small cap company. We believe that not only has it given us increased cost competitiveness, it also provides the necessary geographic balance for a sustained increase in our business going forward.



John F. Meier
Chairman and
Chief Executive Officer

Mindful of the journey we embarked upon in 2006 with our multiple strategic initiatives and the challenging financing of mid-year 2006, the steady eight quarters of progress in these last two years positions us well to fulfill our goal associated with our "Ten-Period Game." And that goal is the successful re-financing of Libbey when markets are more aligned. The performance of 2007, following that of 2006, is core to that goal being realized.

SUMMARY FINANCIALS

Libbey finished the year with sales of $814.2 million, increasing 18.1% over the prior year and 6.6% over the prior year on an adjusted pro forma basis, giving effect to the consolidation of Crisa as of January 1, 2006.

The results included an overall favorable currency impact of 1.4% for the year.

Operating income was $66.1 million, bolstered by a strong fourth quarter performance of $20.5 million. For the full year, our performance outpaced reported operating income for 2006 of $19.3 million and adjusted operating income for 2006 of $37.8 million, excluding special charges. The consolidation of





Crisa, including the benefit of capacity rationalization, higher sales and higher margins, drove these results. The operating margin of 8.1% was the highest operating margin registered in the last five years.

EBIT (earnings before interest and tax) increased to $74.9 million from $18 million in 2006. All segments of the Company reported increases for the year, with the principal growth coming from the full-year consolidation of Crisa, overall higher sales of the Company and the completion of the capacity rationalization at Crisa in 2007.

The key measure of EBITDA (earnings before interest, tax, depreciation and amortization) was $116.5 million, the highest ever for Libbey. Further, it was a 62% increase over adjusted EBITDA of $72 million during 2006. As a highly levered company, this is a pivotal measure, and the Company exceeded its expectations, even when allowing for one-time asset sale contributions of over $5 million related to excess land at both Royal Leerdam and Syracuse China.

In the fourth quarter, the Company recorded a non-cash tax charge of $15.3 million to establish a full valuation allowance against its net deferred tax assets in the United States. The valuation allowance does not reflect a change in the Company's long-term financial outlook; it relates to the U.S. GAAP accounting requirements in situations where a company has a cumulative pre-tax loss in recent years. This establishment of a valuation allowance has no impact on cash, and we expect to utilize our loss carry-forwards and other deferred tax assets when our U.S. operations generate future pre-tax profits.

As a result of the valuation allowance, the Company recorded a net loss of $2.3 million, or $0.16 per diluted share, for 2007, compared to a net loss of $20.9 million, or $1.47 per diluted share in 2006. Excluding the $15.3 million valuation allowance, earnings per diluted share in 2007 would have been $0.90. This compares favorably to the diluted loss of 2006 per share of $1.47.

Debt finished at $496.6 million, up $5.4 million from the prior year-end. The increase was the result of the accretion of the PIK interest of approximately $18.2 million, partially offset by higher cash flows.

Free cash flow of $16.5 million in 2007 compared favorably to a use of cash of $97.2 million in 2006. Lower capital expenditures, the absence of acquisition and related costs in 2007 and proceeds from asset sales this year all contributed to the increase.

Further and more extensive discussion on the Company's 2007 financial performance can be found in the MD&A section of the Form 10-K included in this report.

Transformation to Date

	2002	2007
Sales	$434 Million	**$814 Million**
Sales Outside of US	11%	**45% Plus**
US Glass Factories	3	**2**
International Glass Factories	0	**4**
% of Product Produced in Low-Cost Countries	15%	**50% Plus**
# of Employees	3,837	**7,442**
# of Employees Outside of US	502	**4,487**

Transformation at Work

North American Glass

Our core North American Glass business performed well in 2007, particularly when one considers the fading and tepid USA economy of the last four to six months. In total, North American Glass (defined as the USA, Canada and Mexico) registered sales of $568.5 million, up 19.3% for the year, primarily as a result of the full year effect of the Crisa acquisition of 2006, and a robust retail performance in the USA and Canada. Our retail business was up more than 11% for the year, including a strong fourth quarter finish.

Noteworthy is that independent industry-wide research confirms that in the USA retail business, Libbey increased its leading market share in 2007 in the casual beverageware segment to 34.7%, up from our prior year reported 28.3%. Libbey has led this category for many years, but the growth of six market share points in one year is unprecedented in recent history at the Company.

In the USA, our foodservice and industrial sales were up modestly for the year. Libbey is not immune to the travails of the market, and clearly our



foodservice customers were the most affected by the economic slowdown over the last four months of the year. Industry forecasts remain cautionary, and we expect this economic climate to continue into the summer months of this year. However, we are expecting a modest upswing late in 2008, and the price increases that we implemented in November of last year are expected to be somewhat offsetting.

Crisa sales, which are included in our North American Glass segment, grew nicely in 2007 in line with our projections. The highlight of Crisa's 2007 performance, however, has to be the successful completion of "Project Tiger." Dating to the 2006 acquisition, this consolidation of two factories into one, the upgrading of technology in the surviving facility and the achievement of annualized savings of $13 to $15 million were exemplary. In 2007 we enjoyed a large portion of these savings, while 2008 will have the full-year effect. We expect a good 2008 from Crisa, commencing with a solid start to the year and also due to some new customer programs in the upcoming summer months.

North American Other

This segment, which is comprised of our other USA foodservice businesses of World Tableware, Syracuse China, and Traex, met expectations in 2007, with sales of $121.2 million, up 5.8%. World Tableware sales were up 9% and Syracuse China sales were up 5%, while Traex sales were essentially flat. These product groupings will be challenged in 2008, given the slowdown in the foodservice industry. World Tableware implemented significant price increases to offset commodity stainless steel increases and Chinese VAT rebate reductions in the latter part of 2007.

Syracuse China benefited from some good new installations with large end-users in the restaurant industry, continued acceptance of some bold new product launches and exemplary LEAN execution in the manufacturing facility. Traex experienced some fall-off in the fourth quarter, having made progress earlier in the year.

Syracuse China and Traex have also adjusted prices for 2008.

International

Significant to our transformation in 2007 was a strong International performance. Overall sales in our International segment were $136.7 million, up 28% over the prior year. This performance was strong throughout, with the fourth quarter igniting a 32% sales increase. Adjusted for currency gains of 8.3% for the year and 10.8% in the fourth quarter, the overall performance was still record setting for the Company.

Libbey Europe

Our 2007 business in Europe was driven by a 19% increase in Royal Leerdam sales, while sales of the products of Crisal, our subsidiary in Portugal, increased 26%. Drivers behind this performance included:

- **A realigned and enhanced sales force effort throughout the 27-Member European Union;**
- **Market share gains in core Western European countries, as consolidation in the industry continued;**
- **Consistent growth in new and emerging markets for the Company in Eastern Europe; and**
- **New centralized warehousing in the Netherlands, providing a consolidated core foodservice offering, including product from North America and China. The Company has advanced its foodservice penetration in Europe.**

Letter to Shareholders

As we look to 2008, we are confident in our business opportunities in Europe. Our recent results in the February 2008 International Frankfurt Fair (the largest show at which we exhibit anywhere in the world) are promising, and the Company expects to continue to grow share in the European community.

China and Asia Pacific

Libbey commenced operation of its new factory in late January 2007 in Langfang, near Beijing. In March the factory shipped its first order. While the facility operated in a start-up mode in 2007, Libbey China finished the month of December with its first profitable month. Our product is now sold in 31 provinces in China, giving us virtually countrywide distribution. Revenue recorded was largely foodservice, as our retail and B-to-B (business-to-business) launch is aimed at 2008.

While the Company experienced some typical challenges in doing business there, nothing was of an insurmountable nature. Rather, we experienced the growing pains of a start-up facility, operating in a new and different environment.

The year 2008 will yield more progress in our China operation as a result of the influence of the Olympics in the summer, continued growth in the Macau gaming and casino market, expanded export penetration to targeted Pac-Rim countries and the launch of our efforts in retail in China.

Our product offering will virtually double in 2008, and we have added some opportunistic private labeling programs in select key countries.

Libbey expects continued progress in our factory performance and a modest profit performance for the whole year.



Export Markets

Our export sales to other parts of the world grew 12.5%. These largely represent sales of Libbey-branded product from North America. We were aided by new products in key markets, deeper penetration in emerging markets and the weaker U.S. Dollar. In addition, expansion of our sales organization and new territory alignments contributed to our success.

We are optimistic about our prospects in our International markets, and we are adding capacity in both China and Portugal. The additional capacity in China will come on stream mid-year 2008, and the additional capacity in Portugal is targeted for early 2009.

Operations

Rather than report on the operations and metrics, as we historically knew them, I would like to share a few directions our worldwide operations are choosing to embrace.

Libbey as a whole is increasingly grounded in LEAN. We see it as a business approach that shapes a people-oriented, customer-focused system driven by continuous improvement of all processes to create value and eliminate waste.

At Libbey, LEAN transcends the manufacturing floor. Corporate initiatives are also being undertaken, as well as other initiatives in our sales and marketing groups that directly touch our customers.

In 2008 we are into our fourth year of LEAN initiatives in the Company. The USA and Europe are well along the journey, and our goal is to have value stream organizations throughout the enterprise. Crisa, our operation in Mexico, will accelerate its LEAN efforts this year, with Libbey China following shortly thereafter.

Among the benefits is increased productivity that translates into capital avoidance of a significant magnitude. We further anticipate reduced production lot sizes and consequent warehouse space requirements. With overall improved quality in all that we do, we expect improved transition time between customer orders and cash collected.



Additionally, this year the Company is measuring Overall Equipment Effectiveness (OEE). OEE focuses on overall availability, performance and quality, measuring time loss, rate loss and quality loss. World class is a score of 85%. We have a distance to travel to begin to score at that level. But in taking the journey, costs will drop, value will be added and business goals can be attained.

Libbey is also stepping up its commitment to working capital reduction. All senior management members now have a meaningful component of their bonus tied to this key metric.

As part of the undertaking, we are introducing Balanced Scorecards in the Company this year, to more clearly draw a bright-line connection between each department's activities and how they roll up into the overall corporate financials and the strategy of the Company.

I am excited about where all of this will take us.

Expectations for 2008

In the face of a challenged USA economy, we will look for our International businesses to help offset some of the weakness from the domestic market. While some International economies have their own issues, we are well served by the fact that the worldwide glassware industry continues to consolidate, and our cost-competitive subsidiaries are well positioned. Customers are increasingly looking at their own strategic alternatives, and the global Libbey business model is strategically placed to respond.

Emerging markets in Eastern Europe will continue to be additive to Libbey's results, as will the modest positive contributions of Libbey China, versus the drain of 2007 while executing in a start-up mode.

Our greatest challenges will be the North American marketplace as well as energy costs in all of our locations.

In North America, we expect a good performance from our retail and industrial customers. Our expectation is based upon programs already in place



and some new business booked. In Mexico, Crisa is also well placed to have a good year. Coupled with an ongoing and robust cost reduction program across all of our facilities, driven by our LEAN initiatives, this will be the execution needed to offset the challenges faced in the foodservice business. Foodservice will be soft in the first part of the year, but our expectations are for foodservice to show some lift in the latter part of the year.

Energy, particularly natural gas, is always a key cost issue. The Company practices a disciplined hedging policy in those markets where such an opportunity presents itself. We will continue to be vigilant and opportunistic relative to buying opportunities. The focus also must be on conservation and best practices in all of our factories.

Libbey's View on Refinancing

Refinancing Libbey's debt structure is a part of our current focus. There is no immediate urgency, as our existing debt facility does not mature until December 2010. At the same time, given the burden that our current debt structure places on us, the call provisions provided for in our senior notes and PIK notes give us the opportunity to refinance beginning in the last half of 2008. Scheduled prepayment penalties and other costs are factors in this consideration. And, of course, the receptivity of capital markets and the package that we could execute are also important variables.

The Company is in dialogue with various advisors on this potential opportunity. Should markets open, if even for specific periods, we want to be ready to react quickly.

Strategic Plan & Goals

Libbey completed its 2008-2010 Strategic Plan in October of 2007. As part of the process, the Company refined its Vision, Mission and Values, as noted in this





Annual Report. We believe our new Vision, Mission and Values speak well for the Company that we have become and the direction in which we are headed.

The principal outgrowth of our Strategic Planning Process was reaching alignment on the Strategic Goals of the Company. This has been done, and they are approved by the Board of Directors and have been communicated throughout our organization around the world. Libbey expects to attain the following by year-end 2010:

Strategic Plan Goals 2008-2010

- **Achieve targeted financial results**
  - ***Revenues are targeted at nearly $1 Billion***
  - ***Operating Income margin in the range of 11% to 12%***
  - ***EBITDA margins in the range of 15% to 18%***
- **Improve enterprise value by transforming Libbey into a LEAN culture**
- **Attain customer enthusiasm through an efficient and effective Supply Chain**
- **Retain, develop and acquire human resources to support a high-performing organization**

Considerable detail, plans and project management underlie the above strategic goals, and it will take the committed efforts of all Libbey associates worldwide to deliver them.

Conclusion

At Libbey, we continually assess and study the alternative paths that the changing economy is presenting to us. Admittedly, our view, like yours, continues to evolve. In December of 2007, I assembled the 43-member Senior Management Group from all businesses worldwide here in Toledo. We spoke of the near-term 2008 plan and surrounding issues. Our conclusion was very simple. Namely, we still have a Transformation to execute. We still have a "Ten-Period Game" to win. We have a 2008 budget to achieve. And, finally, we can only control what we can control.

We must "sell through the economy" and prevail. This means we will need to be fluid in assessing our alternatives and committed in our execution. Our manufacturing and supply chain group is charged to produce it, and our sales and marketing teams are charged to sell it, optimizing opportunities we have and finding new ones as needed.

Effectively, given the fluid state of the economy, we are in a "Two-Minute Drill." A business book of that same title was authored in 2007 by Messrs. Longenecker, Papp and Stansfield, and I had the privilege to pen some cover comments on the outside jacket. In December, we as a Senior Management Group reflected on that book and its relation to Libbey. I believe portions of what I wrote on that book cover are appropriate to share with our investors now. ***" Define winning, prepare, communicate, seize control, adjust quickly and—above all—execute! Organizational change and transformation demand action, as we do not have the whole season to score."***

All of us at Libbey know the task at hand and the period we are in. We are driven to achieve our goals, both this year and beyond. I am confident we will implement our strategies and continue to restore Libbey to the levels of performance we all expect.



John F. Meier
Chairman and Chief Executive Officer
March 20, 2008

Libbey Inc. Directors



From left to right: **Carol B. Moerdyk, Terence P. Stewart, Carlos V. Duno, John F. Meier, William A. Foley, Deborah G. Miller, Richard I. Reynolds, Peter C. McC. Howell, Jean-René Gougelet**

Carlos V. Duno
Carlos V. Duno currently serves as Chief Executive Officer and Owner of Marcia Owen Associates, the leading executive recruiter in Sante Fe, New Mexico, from July 2006 to present. Mr. Duno also has served as Chief Executive Officer and Owner of CDuno Consulting, November 2004 to present. From 2001 until October 2004, Mr. Duno served as Chairman and Chief Executive Officer of Clean Fuels Technology, a leading developer of emulsified fuels for transportation and power generation applications. From July 1995 to May 2001, Mr. Duno served at Vitro S.A. in Monterrey, Mexico, as President, Business Development and Planning. Prior to 1995, Mr. Duno served in senior domestic and international management roles since 1982 at Scott Paper Company, while the first ten years of his career included international assignments with McKinsey and Co., as well as Eli Lilly. Mr. Duno has been a director of the Company since 2003 and serves as Chairman of the Audit Committee.

William A. Foley
William A. Foley has been the Chairman and Chief Executive Officer of Thinkwell Incorporated from March 2005 to present. From November 2006 to June 2007, he was President and a Director of Arhaus, Incorporated, a retailer of home furnishings. From July 1993 until April 2002, he was Chairman of the Board, President and Chief Executive Officer of LESCO, Inc. Mr. Foley has been a director of the Company since 1994 and currently serves as Chairman of the Nominating and Governance Committee. He is also a director of Blonder Home Furnishing, Inc.

Jean-René Gougelet
Jean-René Gougelet is currently President of Burnes Home Accents, a leading manufacturer and marketer of picture frames and albums. Prior to joining Burnes, he was Strategy Consultant with Vido Enterprises, providing guidance in strategic planning and growth management to middle market companies. From 2001 through 2005, he served at Arc International in Secaucus, New Jersey, as Chief Executive Officer of its Mikasa business. He also served from 1991 through 2001 and 2003 through 2005 as the Chief Executive Officer of Arc North America in Millville, New Jersey. Mr. Gougelet has been a director of the Company since June 2007.

Peter C. McC. Howell
Peter C. McC. Howell has been an advisor to various business enterprises in the areas of acquisitions, marketing and financial reporting from 1997 to the present; Chairman and Chief Executive Officer of Signature Brands USA, Inc. (formerly known as Health o meter, Inc.) from August 1994 to August 1997; President, Chief Executive Officer and a director of Mr. Coffee, inc. from 1989 to 1994. He is a member of the board of directors of Pure Cycle Corporation (NASDAQ: PCYO). Mr. Howell has been a director of the Company since 1993.

John F. Meier
John F. Meier has been Chairman of the Board and Chief Executive Officer of Libbey since the Company went public in June 1993. Since joining the Company in 1970, Mr. Meier has served in various marketing positions, including a five-year assignment with Durobor, S.A., Belgium. In 1990, Mr. Meier was named General Manager of Libbey and a corporate Vice President of Owens-Illinois, Inc., Libbey's former parent company. Mr. Meier is a member of the Board of Directors of Cooper Tire & Rubber Company (NYSE:CTB) and Applied Industrial Technologies (NYSE: AIT). Mr. Meier has been a director of the Company since 1987.

Deborah G. Miller
Deborah G. Miller has been the Chief Executive Officer of Enterprise Catalyst Group, a consulting firm specializing in high technology and biotechnology transformational applications, from 2003 to present. Prior to joining Enterprise Catalyst Group, Ms. Miller was the President and CEO of Egenera in Boston from 2002-2003. Ms. Miller's experience in high technology spans three decades, including seventeen years at IBM. In addition, her career has included senior leadership positions at Digital Equipment and Silicon Graphics. Ms. Miller joined the Board in 2003 and also serves on the Board of Directors of Sentinel Group Funds, Inc.

Carol B. Moerdyk
Carol B. Moerdyk served as Senior Vice President, International at Office Max Incorporated, formerly Boise Cascade Corporation, from 2003 through 2007, when she retired from the company, where she was employed since 1981. She served as Senior Vice President, North American and Australasian Contract Operations at Boise Cascade Office Products Corporation from 1998 through 2003 and Chief Financial Officer from 1995 to February 1998. She is also director of American Woodmark Corporation (NASDAQ: AMWD). Ms. Moerdyk has been a director of the Company since 1998 and currently serves as Chairman of the Compensation Committee.

Richard I. Reynolds
Richard I. Reynolds has served as Libbey's Executive Vice President and Chief Operating Officer since 1995. Prior to his current position, Mr. Reynolds was Libbey's Vice President and Chief Financial Officer since June 1993. From 1989 until June 1993, Mr. Reynolds was Director of Finance and Administration. Mr. Reynolds has been with Libbey since 1970 and has been a director of the Company since 1993.

Terence P. Stewart
Terence P. Stewart is managing partner of the Washington D.C.-based law firm of Stewart and Stewart, where he has been employed since June 1976. Mr. Stewart is a member of a number of bar associations, including the Customs and International Trade Bar, the American Bar Association and is admitted to numerous courts, including the U.S. Supreme Court and the U.S. Court of International Trade. Mr. Stewart has been a director of the Company since 1997.

Libbey Inc. Officers



From left to right: **Susan A. Kovach, Kenneth A. Boerger, Jonathan S. Freeman, Daniel P. Ibele, Scott M. Sellick, Gregory T. Geswein, John F. Meier, Timothy T. Paige, Kenneth G. Wilkes, Richard I. Reynolds**

Kenneth A. Boerger
Mr. Boerger has been Vice President and Treasurer since July 1999. From 1994 to July 1999, Mr. Boerger was Corporate Controller and Assistant Treasurer. Since joining the Company in 1984, Mr. Boerger has held various financial and accounting positions. He has been involved in the Company's financial matters since 1980 when he joined Owens-Illinois, Libbey's former parent company.

Jonathan S. Freeman
Mr. Freeman joined Libbey Inc. as Vice President, Global Supply Chain on May 7, 2007. Prior to joining Libbey, Mr. Freeman was employed by the Delphi Corporation and the Packard Electric Systems division of General Motors (the former parent of Delphi) since 1985, where he most recently served as Director of Global Logistics. Mr. Freeman has worked in a wide range of operations and supply chain assignments in the United States, Mexico and Europe.

Gregory T. Geswein
Mr. Geswein joined Libbey Inc. as Vice President, Chief Financial Officer on May 23, 2007. Prior to joining Libbey, Mr. Geswein was Senior Vice President, Chief Financial Officer of Reynolds & Reynolds Company in Dayton, Ohio, from 2005 through April 2007. Before joining Reynolds & Reynolds, Mr. Geswein was Senior Vice President, Chief Financial Officer for Diebold, Inc. from 2000 to 2005 and Senior Vice President, Chief Financial Officer of Pioneer-Standard Electronics Inc. from 1999 to 2000. Prior to Pioneer-Standard Electronics, Mr. Geswein spent 14 years at Mead Corporation (now MeadWestvaco) in successive financial management positions, including Vice President and Controller, and Treasurer.

Daniel P. Ibele
Mr. Ibele was named Vice President, General Sales Manager, North America in June 2006. From March 2002 to June 2006, he was Vice President, General Sales Manager of the Company. Previously, Mr. Ibele had been Vice President, Marketing and Specialty Operations since September 1997. Mr. Ibele was Vice President and Director of Marketing at Libbey since 1995. From the time he joined Libbey in 1983 until 1995, Mr. Ibele has held various marketing and sales positions.

Susan A. Kovach
Ms. Kovach has been Vice President and General Counsel and Secretary of the Company since July 2004. She joined Libbey in December 2003 as Vice President, Associate General Counsel and Assistant Secretary. Prior to joining Libbey, Ms. Kovach was Of Counsel to Dykema, a large, Detroit-based law firm, from 2001 through November 2003. She served from 1997 to 2001 as Vice President, General Counsel and Corporate Secretary of Omega Healthcare Investors, Inc. (NYSE: OHI). From 1998 to 2000 she held the same position for Omega Worldwide, Inc., a NASDAQ-listed firm providing management services and financing to the aged care industry in the United Kingdom and Australia. Prior to joining Omega Healthcare Investors, Inc., Ms. Kovach was a partner in Dykema from 1995 through November 1997 and an associate in Dykema from 1985 to 1995.

John F. Meier
John F. Meier has been Chairman of the Board and Chief Executive Officer of Libbey since the Company went public in June 1993. Since joining the Company in 1970, Mr. Meier has served in various marketing positions, including a five-year assignment with Durobor, S.A., Belgium. In 1990, Mr. Meier was named General Manager of Libbey and a corporate Vice President of Owens-Illinois, Inc., Libbey's former parent company. Mr. Meier is a member of the Board of Directors of Cooper Tire & Rubber Company (NYSE:CTB) and Applied Industrial Technologies (NYSE: AIT). Mr. Meier has been a director of the Company since 1987.

Timothy T. Paige
Mr. Paige has been Vice President, Administration since December 2002. Prior to his current position, Mr. Paige had been Vice President and Director of Human Resources of the Company since January 1997. From May 1995 to January 1997, Mr. Paige was Director of Human Resources of the Company. Prior to joining the Company, Mr. Paige was employed by Frito-Lay Inc. in human resources management positions.

Richard I. Reynolds
Richard I. Reynolds has served as Libbey's Executive Vice President and Chief Operating Officer since 1995. Prior to his current position, Mr. Reynolds was Libbey's Vice President and Chief Financial Officer since June 1993. From 1989 until June 1993, Mr. Reynolds was Director of Finance and Administration. Mr. Reynolds has been with Libbey since 1970 and has been a director of the Company since 1993.

Scott M. Sellick
Mr. Sellick has served as Vice President, Chief Accounting Officer since May 2007. Prior to his current position, Mr. Sellick served as Vice President, Chief Financial Officer from May 2003 until April 2007. Mr. Sellick was Libbey's Director of Tax and Accounting from May 2002 until May 2003. From August 1997 to May 2002, he served as Director of Taxation. Before joining the Company in 1997, Mr. Sellick was Tax Director for Stant Corporation and worked in public accounting for Deloitte & Touche in the audit and tax areas.

Kenneth G. Wilkes
Mr. Wilkes has served as Vice President, General Manager International Operations since May 2003. He served as Vice President and Chief Financial Officer of the Company from November 1995 to May 2003. From August 1993 to November 1995, Mr. Wilkes was Vice President and Treasurer of the Company. Prior to joining the Company, Mr. Wilkes was a Senior Corporate Banker, Vice President of The First National Bank of Chicago

Dollars in thousands, except per-share amounts	2007	2006 [e][h]	2005	2004	2003	2002	2001	2000	1999	1998
Operating Results:										
Net sales	**$ 814,160**	$ 689,480	$ 568,133	$ 544,767	$ 513,632	$ 433,761	$ 419,594	$ 441,828	$ 460,592	$ 436,522
Gross profit	**$ 157,669**	$ 123,164	$ 86,542	$ 100,462	$ 108,206	$ 107,928	$ 114,424	$ 138,099	$ 138,959	$ 114,573
Gross profit margin	**19.4%**	17.9%	15.2%	18.4%	21.1%	24.9%	27.3%	31.3%	30.2%	26.2%
Selling, general and administrative expenses	**$ 91,568**	$ 87,566	$ 71,535	$ 68,574	$ 68,479	$ 56,631	$ 55,716	$ 61,185	$ 64,131	$ 54,191
Impairment of goodwill and other intangible assets	**$ -**	$ -	$ 9,179	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Income (loss) from operations (IFO)	**$ 66,101**	$ 19,264	$ (8,917)	$ 23,895	$ 39,727	$ 51,297	$ 58,708	$ 76,914	$ 73,837	$ 40,336
IFO margin	**8.1%**	2.8%	-1.6%	4.4%	7.7%	11.8%	14.0%	17.4%	16.0%	9.2%
Equity earnings (loss) - pretax	**$ -**	$ 1,986	$ (4,100)	$ (1,435)	$ 4,429	$ 6,379	$ 6,384	$ 12,016	$ 8,857	$ 12,300
Other income (expense)	**$ 8,778**	$ (3,236)	$ 2,567	$ 2,369	$ 3,484	$ (12,740)	$ 3,500	$ 3,765	$ 4,410	$ 4,519
Earnings (loss) before interest and income taxes after minority interest (EBIT)	**$ 74,879**	$ 17,948	$ (10,484)	$ 24,829	$ 47,640	$ 44,936	$ 68,592	$ 92,695	$ 87,104	$ 57,155
EBIT margin	**9.2%**	2.6%	-1.8%	4.6%	9.3%	10.4%	16.3%	21.0%	18.9%	13.1%
Interest expense	**$ 65,888**	$ 46,594	$ 15,255	$ 13,049	$ 13,436	$ 8,263	$ 9,360	$ 12,216	$ 12,501	$ 12,674
Income (loss) before income taxes	**$ 8,991**	$ (28,580)	$ (25,705)	$ 11,780	$ 34,204	$ 36,673	$ 59,232	$ 80,479	$ 74,603	$ 44,481
Provision (benefit) for income taxes	**$ 11,298**	$ (7,747)	$ (6,384)	$ 3,528	$ 5,131	$ 8,618	$ 19,840	$ 33,613	$ 31,175	$ 19,038
Effective tax rate	**125.7%**	27.1%	24.8%	30.0%	15.0%	23.5%	33.5%	41.8%	41.8%	42.8%
Net (loss) income	**$ (2,307)**	$ (20,899)	$ (19,355)	$ 8,252	$ 29,073	$ 28,055	$ 39,392	$ 46,866	$ 43,428	$ 25,443
Net income margin	**-0.3%**	-3.0%	-3.4%	1.5%	5.7%	6.5%	9.4%	10.6%	9.4%	5.8%
Per-Share Amounts:										
Diluted net (loss) income	**$ (0.16)**	$ (1.47)	$ (1.39)	$ 0.60	$ 2.11	$ 1.82	$ 2.53	$ 3.01	$ 2.64	$ 1.42
Dividends paid	**$ 0.10**	$ 0.10	$ 0.40	$ 0.40	$ 0.40	$ 0.30	$ 0.30	$ 0.30	$ 0.30	$ 0.30
Other Information:										
EBIT	**$ 74,879**	$ 17,948	$ (10,484)	$ 24,829	$ 47,640	$ 44,936	$ 68,592	$ 92,695	$ 87,104	$ 57,155
Depreciation & amortization	**$ 41,572**	$ 35,556	$ 32,217	$ 29,505	$ 28,109	$ 19,143	$ 18,843	$ 18,352	$ 18,753	$ 19,506
EBITDA	**$ 116,451**	$ 53,504	$ 21,733	$ 54,334	$ 75,749	$ 64,079	$ 87,435	$ 111,047	$ 105,857	$ 76,661
EBITDA margin	**14.3%**	7.8%	3.8%	10.0%	14.7%	14.8%	20.8%	25.1%	23.0%	17.6%
Employees	**7,442**	7,156	3,563	3,808	3,838	3,837	3,218	3,270	3,552	3,969
Balance Sheet Data:										
Total assets	**$ 899,112**	$ 878,131	$ 595,784	$ 578,204	$ 551,116	$ 524,527	$ 468,082	$ 446,707	$ 434,395	$ 439,671
Total liabilities	**$ 805,997**	$ 790,281	$ 476,179	$ 434,641	$ 411,259	$ 384,309	$ 302,717	$ 313,436	$ 342,552	$ 324,882
Working capital	**$ 200,888**	$ 188,413	$ 154,049	$ 151,007	$ 142,538	$ 127,945	$ 107,877	$ 126,384	$ 123,092	$ 118,554
% of net sales	**24.7%**	24.7%	27.1%	27.7%	27.8%	29.5%	25.7%	28.6%	26.7%	27.2%
Total debt	**$ 496,634**	$ 491,232	$ 261,679	$ 225,372	$ 230,933	$ 191,178	$ 148,032	$ 161,404	$ 184,626	$ 191,232
Cash Flow Data:										
Net cash provided by operating activities	**$ 51,457**	$ 54,858	$ 38,113	$ 42,750	$ 29,210	$ 55,001	$ 52,930	$ 37,423	$ 70,597	$ 54,325
Capital expenditures	**$ 43,121**	$ 73,598	$ 44,270	$ 40,482	$ 25,718	$ 17,535	$ 36,863	$ 18,621	$ 11,069	$ 19,579
Acquisitions and related costs	**$ -**	$ 78,434	$ 28,948	$ -	$ -	$ 62,046	$ -	$ -	$ -	$ -
Proceeds from asset sales and other	**$ 8,213**	$ -	$ 212	$ 16,623	$ 897	$ 3,523	$ (1,563)	$ (63)	$ 94	$ 1,639
Dividends received from equity investments	**$ -**	$ -	$ -	$ 980	$ 4,900	$ 4,659	$ 4,918	$ 2,940	$ 517	$ 14,232
Free cash flow	**$ 16,549**	$ (97,174)	$ (34,893)	$ 19,871	$ 9,289	$ (16,398)	$ 19,422	$ 21,679	$ 60,139	$ 50,617
Shares repurchased	**$ -**	$ -	$ -	$ -	$ 38,918	$ 26,837	$ 1,229	$ 4,053	$ 42,828	$ 27,258
Dividends paid	**$ 1,446**	$ 1,417	$ 5,536	$ 5,481	$ 5,506	$ 4,574	$ 4,588	$ 4,569	$ 4,821	$ 5,253

(a) Defined as inventory plus accounts receivable less accounts payable.
(b) Effective January 1, 2002, we adopted SFAS 142, "Goodwill and Other Intangible Assets."
(c) We believe that EBITDA (earnings before interest, taxes, depreciation and amortization), a non-GAAP financial measure, is a useful metric for evaluating our financial performance, as it is a measure that we use internally to assess performance.
(d) We believe that Free Cash Flow (net cash provided by operating activities, less capital expenditures and acquisition & related costs, plus proceeds from asset sales and other, and dividends received from equity investments), is a useful metric for evaluating our financial performance, as it is the measure that we use internally to assess performance.
(e) Includes special charges of $18,492 and $27,236 in 2006 and 2005, respectively and is disclosed in note 10 to the Consolidated Financial Statements. We incurred $14,519 in 2004 for our capacity realignment and closure of our City of Industry, California facility. We incurred $991 in 1999 and $20,046 in 1998 for the closure of our Canadian facility.
(f) 2002, includes $13,634 of expenses related to an abandoned acquisition.
(g) The 2006 calculations include Crisa pro forma net sales for 2006.
(h) Includes special charge of $4,906 and is disclosed in note 10 to the Consolidated Financial Statements.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 1-12084

LIBBEY INC.

(Exact name of registrant as specified in its charter)

Delaware *(State or Other Jurisdiction of Incorporation or Organization)*	**34-1559357** *(IRS Employer Identification No.)*
300 Madison Avenue, Toledo, Ohio *(Address of Principal Executive Offices)*	**43604** *(Zip Code)*

(419) 325-2100

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act. Yes ☐ No ☑

The aggregate market value (based on the consolidated tape closing price on June 29, 2007) of the voting stock beneficially held by non-affiliates of the registrant was approximately $308,374,534. For the sole purpose of making this calculation, the term "non-affiliate" has been interpreted to exclude directors and executive officers of the registrant. Such interpretation is not intended to be, and should not be construed to be, an admission by the registrant or such directors or executive officers that any such persons are "affiliates" of the registrant, as that term is defined under the Securities Act of 1934.

The number of shares of common stock, $.01 par value, of the registrant outstanding as of February 29, 2008 was 14,596,691.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required by Items 10, 11, 12, 13 and 14 of Form 10-K is incorporated by reference into Part III hereof from the registrant's Proxy Statement for the Annual Meeting of Shareholders to be held May 16, 2008 ("Proxy Statement").

Certain information required by Part II of this Form 10-K is incorporated by reference from registrant's 2007 Annual Report to Shareholders where indicated.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

This Annual Report on Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements regarding future events and future results that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934. Libbey desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates, forecasts and projections, and the beliefs and assumptions of our management. Words such as "expect," "anticipate," "target," "believe," "intend," "may," "planned," "potential," "should," "will," "would," variations of such words, and similar expressions are intended to identify these forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

PART I

ITEM 1. *BUSINESS*

General

Libbey Inc. (Libbey or the Company) is the leading producer of glass tableware products in the Western Hemisphere, in addition to supplying to key markets throughout the world. We have the largest manufacturing, distribution and service network among glass tableware manufacturers in the Western Hemisphere and are one of the largest glass tableware manufacturers in the world. We produce glass tableware in five countries and sell to customers in over 100 countries. We design and market, under our LIBBEY®, Crisa®, Royal Leerdam®, World® Tableware, Syracuse® China and Traex® brand names, an extensive line of high-quality glass tableware, ceramic dinnerware, metal flatware, hollowware and serveware, and plastic items for sale primarily in the foodservice, retail, business-to-business and industrial markets. Through our subsidiary B.V. Koninklijke Nederlandsche Glasfabriek Leerdam (Royal Leerdam), we manufacture and market high-quality glass stemware under the Royal Leerdam®brand name. Through our subsidiary Crisal-Cristalaria Automátic S.A. (Crisal), we manufacture glass tableware in Portugal and market it worldwide. We also manufacture and market ceramic dinnerware under the Syracuse® China brand name through our subsidiary Syracuse China. Through our World Tableware subsidiary, we import and sell metal flatware, hollowware and serveware and ceramic dinnerware. We design, manufacture and distribute an extensive line of plastic items for the foodservice industry under the Traex® brand name through our subsidiary Traex Company. We are the largest glass tableware manufacturer in Latin America through our Crisa subsidiary that goes to market under the Crisa®brand name. We have a new state-of-the-art glass tableware manufacturing facility in China that has been operational since the first quarter of 2007. See note 21 to the Consolidated Financial Statements for segment information.

Our website can be found at www.libbey.com. We make available, free of charge, at this website all of our reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, including our annual report on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K, as well as amendments to those reports. These reports are made available on our website as soon as reasonably practicable after their filing with, or furnishing to, the Securities and Exchange Commission and can also be found at www.sec.gov.

Growth Strategy

Our vision is to be the premier provider of tabletop glassware and related products worldwide. To achieve this vision, we have a growth strategy that emphasizes internal growth as well as growth in low-cost countries through acquired businesses and green meadow facilities. Having completed the acquisition of Crisa and construction of our new glass tableware manufacturing facility in China in 2006, we focused on internal growth and positioning Libbey to improve its capital structure during 2007.

We continue to focus on our strong brand recognition and identity. We understand that our customers are key to our success. Therefore, we continue to assist our customers by providing new product development and improved service and support. New product development continues to be an essential competency of the company, creating excitement for our customers in all trade areas, around the world. Libbey introduced over 400 distinct new shapes worldwide in 2007, coupled with many additional sizes, decorations, color variations and packaging alternatives for our discriminating customers. In addition, our expanded manufacturing platform in Mexico, Portugal and China provide a cost-competitive source of glass tableware, enabling us to grow our tableware business in North American and International markets, including in Asia-Pacific markets, where we expect to continue to grow rapidly.

Products

Our tableware products consist of glass tableware, ceramic dinnerware, metal flatware, hollowware and serveware, and plastic items. Our glass tableware includes tumblers, stemware (including wine glasses), mugs, bowls, ashtrays, bud vases, salt and pepper shakers, shot glasses, canisters, candleholders and various other items. Our subsidiary Royal Leerdam sells high-quality stemware. Crisal sells glass tableware, mainly tumblers, stemware and glassware accessories. Crisa's glass tableware product assortment includes the product types produced by Libbey as well as glass bakeware and handmade glass tableware. In addition, Crisa products include blender jars, washing machine windows, meter covers and other industrial glassware sold principally to original equipment manufacturers. Through our Syracuse China and World Tableware subsidiaries, we sell a wide range of ceramic dinnerware products. These include plates, bowls, platters, cups, saucers and other tableware accessories. Our World Tableware subsidiary provides an extensive selection of metal flatware, including knives, forks, spoons and serving utensils. In addition, World Tableware sells metal hollowware, including serving trays, chafing dishes, pitchers and other metal tableware accessories. Through our Traex subsidiary, we sell a wide range of plastic products. These include warewashing and storage racks, trays, dispensers and organizers for the foodservice industry.

We also have an agreement to be the exclusive distributor of Luigi Bormioli glassware in the U.S. and Canada to foodservice users. Luigi Bormioli, based in Italy, is a highly regarded supplier of high-end glassware used in the finest eating and drinking establishments.

Customers

The customers for our tableware products include approximately 500 foodservice distributors in the U.S. and Canada. In the retail market, we sell to mass merchants, department stores, retail distributors, national retail chains and specialty housewares stores. In addition, our industrial market primarily includes customers that use glass containers for candle and floral applications, gourmet food packaging companies, and various OEM applications. In Mexico, we sell to retail mass merchants and wholesale distributors, as well as candle and food packers, and various OEM users of custom molded glass. In Europe, we market glassware to approximately 60 distributors and decorators that service the highly developed business-to-business channel, which includes large breweries and distilleries, for which products are decorated with company logos for promotional and resale purposes. We also have other customers who use our products for promotional or other private uses. In China, we sell to distributors and wholesalers. No single customer accounts for 10 percent or more of our sales, although the loss of any of our major customers could have a meaningful effect on us.

Sales, Marketing and Distribution

Approximately 80 percent of our sales are to customers located in North America, and 20 percent of our sales are to customers located outside of North America. For segment information for the last three fiscal years, see note 21 to the Consolidated Financial Statements. We sell our products to over 100 countries around the world, competing in the tableware markets of Latin America, Asia and Europe, as well as North America.

We have our own sales staff of professionals who call on customers and distributors. In addition, we retain the services of manufacturing representative organizations to assist in selling our products.

We also have a marketing staff located at our corporate headquarters in Toledo, Ohio, as well as in Mexico, the Netherlands and China. They engage in developing strategies relating to product development, pricing, distribution, advertising and sales promotion.

We operate distribution centers located at or near each of our manufacturing facilities (see Properties section). In addition, we operate distribution centers for our Crisa-supplied products in Laredo, Texas; for our World Tableware and Traex products in West Chicago, Illinois; and for our glass tableware products in Mira Loma, California. We also operate a distribution center for many of our products at Gorinchem, in the Netherlands. The glass tableware manufacturing and distribution centers are strategically located (geographically) to enable us to supply significant quantities of our product to virtually all of our customers on a timely and cost effective basis.

The majority of our sales are in the foodservice, retail, business-to-business and industrial markets, which are further detailed below.

Foodservice

We have, according to our estimates, the leading market share in glass tableware sales in the U.S. and Canadian foodservice market. Syracuse China, World Tableware and Traex are recognized as long-established suppliers of high-quality ceramic dinnerware, metal flatware, hollowware and serveware, and plastic items, respectively. They are among the leading suppliers of their respective product categories to foodservice end users. The majority of our tableware sales to foodservice end users are made through a network of foodservice distributors. The distributors, in turn, sell to a wide variety of foodservice establishments, including national and regional hotel chains, national and regional restaurant chains, independently owned bars and restaurants, and casinos.

Retail

Our primary customers in the retail market are national and international mass merchants. In recent years, we have been able to increase our retail sales by increasing our sales to specialty housewares stores. Royal Leerdam and Crisa sell to similar retail clients in Europe and Mexico, while Crisal is increasingly positioned with retailers on the Iberian Peninsula. With this expanded retail representation, we are better positioned to successfully introduce profitable new products. We also operate outlet stores located at or near the majority of our manufacturing locations. In addition, we sell selected items on the internet at www.libbey.com.

Business-to-Business

Royal Leerdam and Crisal supply glassware to the business-to-business channel of distribution in Europe. Customers in this channel include marketers who decorate our glassware with company logos and resell these products to large breweries and distilleries, which redistribute the glassware for promotional purposes and resale.

Industrial

We are a major supplier of glassware for industrial markets in the U.S. and Mexico. Industrial uses primarily include candle, floral applications and blender jars as well as washing machine windows and meter covers. The craft industries and gourmet food packing companies are also industrial consumers of glassware. We have expanded our sales to industrial users by offering ceramic and metalware items.

Seasonality

Primarily due to the impact of consumer buying patterns and production activity, our operating income, excluding special charges, tends to be stronger in the second and fourth quarters and weaker in the first and third quarters of each year. In addition, our cash flow from operations tends to be stronger in the second half of the year and weaker in the first half of the year due to seasonal working capital needs.

Backlog

As of December 31, 2007, our backlog was approximately $41.4 million, compared to approximately $41.1 million at December 31, 2006. Backlog includes orders confirmed with a purchase order for products scheduled to be shipped to customers in a future period. Because orders may be changed and/or cancelled, we do not believe that our backlog is necessarily indicative of actual sales for any future period.

Manufacturing and Sourcing

In North America, we currently own and operate three glass tableware manufacturing plants — two in the United States (one in Toledo, Ohio and one in Shreveport, Louisiana) and one in Monterrey, Mexico. Additionally, we own and operate a ceramic dinnerware plant in Syracuse, New York, and a plastics plant in Dane, Wisconsin. In Europe, we own and operate two glass tableware manufacturing plants — one in Leerdam, the Netherlands, and the other in Marinha Grande, Portugal. In Asia, we own and operate a new glass tableware production facility in Langfang, China, from which we began shipping product in March 2007.

The manufacture of our tableware products involves the use of automated processes and technologies. We design much of our glass tableware production machinery, and we continuously refine it to incorporate technological advances to create competitive advantage. We believe that our production machinery and equipment continue to be adequate for our needs in the foreseeable future, but we continue to invest in ways to further improve our production efficiency and reduce our cost profile.

Our glass tableware products generally are produced using one of two manufacturing methods or, in the case of certain stemware, a combination of such methods. Most of our tumblers, stemware and other glass tableware products are produced by forming molten glass in molds with the use of compressed air. These products are known as "blown" glass products. Our other glass tableware products and the stems of certain stemware are "pressware" products, which are produced by pressing molten glass into the desired product shape.

Ceramic dinnerware is also produced through the forming of raw materials into the desired product shape and is either manufactured at our Syracuse, New York, production facility or imported primarily from China and Bangladesh. We source all metal flatware and metal hollowware through our World Tableware subsidiary, primarily from China. Plastic products are also produced through the molding of raw materials into the desired shape and are manufactured at our Dane, Wisconsin, production facility or imported primarily from Taiwan and China.

To assist in the manufacturing process, we employ a team of engineers whose responsibilities include efforts to improve and upgrade our manufacturing facilities, equipment and processes. In addition, they provide engineering required to manufacture new products and implement the large number of innovative changes continuously being made to our product designs, sizes and shapes. See "Research and Development" below for additional information.

Materials

Our primary materials are sand, lime, soda ash, corrugated packaging, clay, resins and colorants. Historically, these materials have been available in adequate supply from multiple sources. However, there may be temporary shortages of certain materials due to weather or other factors, including disruptions in supply caused by material transportation or production delays. Such shortages have not previously had, and are not expected in the future to have, a material adverse effect on our operations. Natural gas is a primary source of energy in most of our production processes, and variability in the price for natural gas has had and could continue to have an impact on our profitability. Historically, we have used natural gas hedging contracts to partially mitigate this impact. In addition, resins are a primary source of materials for our Traex operation, and, historically, the price for resins has fluctuated, directly impacting our profitability. We also experience fluctuations in the cost to deliver materials to our facilities, and such changes may affect our earnings.

Research and Development

Our core competencies include our engineering excellence and world-class manufacturing techniques. Our focus is to increase the quality of our products and enhance the profitability of our business through research and development. We will continue to invest in strategic research and development projects that will further enhance our ability to compete in our core business.

We employ a team of engineers, in addition to external consultants, to conduct research and development. During the last three years, our expenditures on research and development activities related to new and/or improved products and processes were $1.5 million in 2007, $2.3 million in 2006, and $2.4 million in 2005. These costs were expensed as incurred.

Patents, Trademarks and Licenses

Based upon market research and surveys, we believe that our trade names and trademarks, as well as our product shapes and styles, enjoy a high degree of consumer recognition and are valuable assets. We believe that the Libbey®, Syracuse® China, World® Tableware, Crisa®, Royal Leerdam® and Traex® trade names and trademarks are material to our business.

We have rights under a number of patents that relate to a variety of products and processes. However, we do not consider that any patent or group of patents relating to a particular product or process is of material importance to our business as a whole.

Competitors

Our business is highly competitive, with the principal competitive factors being customer service, price, product quality, new product development, brand name, and delivery time.

Competitors in glass tableware include, among others:

- Arc International (a private French company), which manufactures and distributes glass tableware worldwide;
- Pasabahce (a unit of Sisecam, a Turkish Company), which manufactures glass tableware at various sites throughout the world and sells to retail and foodservice customers worldwide;
- Anchor Hocking and Indiana Glass Company (both of which are owned by Monomoy Capital Partners, L.P.), which manufacture and distribute glass beverageware, industrial products, and bakeware primarily to retail, foodservice and industrial markets.
- Oneida Ltd., which sources glass tableware from foreign manufacturers;
- Bormioli Rocco group, which manufactures glass tableware in Europe, where the majority of its sales are to retail and foodservice customers; and
- Various sourcing companies.

Other materials such as plastics also compete with glassware.

Competitors in U.S. ceramic dinnerware include, among others:

- Homer Laughlin;
- Oneida Ltd.;
- Steelite; and
- Various sourcing companies.

Competitors in metalware include:

- Oneida Ltd.;
- Walco, Inc.; and
- Various sourcing companies.

Competitors in plastic products are, among others:

- Cambro Manufacturing Company;
- Carlisle Companies Incorporated; and
- Various sourcing companies.

Environmental Matters

Our operations, in common with those of industry generally, are subject to numerous existing laws and governmental regulations designed to protect the environment, particularly regarding plant wastes and emissions and solid waste disposal. We also may be subject to proposed laws and governmental regulations as they become finalized. We have shipped, and we continue to ship, waste materials for off-site disposal. However, we are not named as a potentially responsible party with respect to any waste disposal site matters pending prior to June 24, 1993, the date of Libbey's initial public offering and separation from Owens-Illinois, Inc. (Owens-Illinois). Owens-Illinois has been named as a potentially responsible party or other participant in connection with certain waste disposal sites to which we also may have shipped wastes prior to June 24, 1993. We may bear some responsibility in connection with those shipments. Pursuant to an indemnification agreement between Owens-Illinois and Libbey, Owens-Illinois has agreed to defend and hold us harmless against any costs or liabilities we may incur in connection with any such matters identified and pending as of June 24, 1993, and to indemnify us for any liability that results from these matters in excess of $3 million. We believe that if it is necessary to draw upon this indemnification, collection is probable.

Pursuant to the indemnification agreement referred to above, Owens-Illinois is defending us with respect to the King Road landfill. In January 1999, the Board of Commissioners of Lucas County, Ohio instituted a lawsuit against Owens-Illinois, Libbey and numerous other defendants. (Fifty-nine companies were named in the complaint as potentially responsible parties.) In the lawsuit, which was filed in the United States District Court for the Northern District of Ohio, the Board of Commissioners sought to recover contribution for past and future costs incurred by the County in response to the release or threatened release of hazardous substances at the King Road landfill formerly operated and closed by the County. The Board of Commissioners dismissed the lawsuit without prejudice in October 2000. At the time of the dismissal, the parties to the lawsuit anticipated that the Board of Commissioners would re-file the lawsuit after obtaining more information as to the appropriate environmental remedy. As of this date, it does not appear that re-filing of the lawsuit is imminent. In view of the uncertainty as to re-filing of the suit, the numerous defenses that may be available against the County on the merits of its claim for contribution, the uncertainty as to the environmental remedy, and the uncertainty as to the number of potentially responsible parties, it currently is not possible to quantify any exposure that Libbey may have with respect to the King Road landfill.

Subsequent to June 24, 1993, we have been named a potentially responsible party at four other sites. In each case, the claims have been settled for immaterial amounts. We do not anticipate that we will be required to pay any further sums with respect to these sites unless unusual and unanticipated contingencies occur.

On October 10, 1995, Syracuse China Company, our wholly owned subsidiary, acquired from The Pfaltzgraff Co. and certain of its subsidiary corporations, the assets operated by them as Syracuse China. The Pfaltzgraff Co. and the New York State Department of Environmental Conservation (DEC) entered into an Order on Consent effective November 1, 1994, that required Pfaltzgraff to prepare a Remedial Investigation and Feasibility Study (RI/FS) to develop a remedial action plan for the site (which includes among other items a landfill and wastewater and sludge ponds and adjacent wetlands located on the property purchased by Syracuse China Company) and to remediate the site. Although Syracuse China Company was not a party to the Order on Consent, as part of the Asset Purchase Agreement Syracuse China Company agreed to share a part of the remediation and related expense up to the lesser of 50 percent of such costs or $1,350,000. Construction of the approved remedy began in 2000 and was substantially completed in 2003. Accordingly, Syracuse China Company's obligation with respect to the associated costs has been satisfied.

In addition, Syracuse China Company has been named as a potentially responsible party by reason of its potential ownership of certain property that adjoins its plant and that has been designated a sub-site of a superfund site. We believe that any contamination of the sub-site was caused by and will be remediated by other parties at no cost to Syracuse China Company. Those other parties have acquired ownership of the sub-site, and their acquisition of the sub-site should end any responsibility of Syracuse China with respect to the sub-site. We believe that, even if Syracuse China Company were deemed to be responsible for any expense in connection with the contamination of the sub-site, it is likely the expense would be shared with Pfaltzgraff pursuant to the Asset Purchase Agreement.

In connection with the closure of our City of Industry, California, glassware manufacturing facility, on December 30, 2004, we sold the property on which the facility was located to an entity affiliated with Sares-Regis

Group, a large real estate development and investment firm. Pursuant to the purchase agreement, the buyer leased the property back to us in order to enable us to cease operations, to relocate equipment to our other glassware manufacturing facilities, to demolish the improvements on the property and to remediate certain environmental conditions affecting the property. All demolition and required remediation were completed by December 31, 2005, and the lease was terminated on that date. We have agreed to indemnify the buyer for hazardous substances located on, in, or under, or migrating from, the property prior to December 31, 2005. We do not expect to incur any significant future losses related to this site.

We regularly review the facts and circumstances of the various environmental matters affecting us, including those covered by indemnification. Although not free of uncertainties, we believe that our share of the remediation costs at the various sites, based upon the number of parties involved at the sites and the estimated cost of undisputed work necessary for remediation based upon known technology and the experience of others, will not be material to us. There can be no assurance, however, that our future expenditures in such regard will not have a material adverse effect on our financial position or results of operations.

In addition, occasionally the federal government and various state authorities have investigated possible health issues that may arise from the use of lead or other ingredients in enamels such as those used by us on the exterior surface of our decorated products. In that connection, Libbey Glass Inc. and numerous other glass tableware manufacturers, distributors and importers entered into a consent judgment on August 31, 2004 in connection with an action, *Leeman v. Arc International North America, Inc. et al,* Case No. CGC-003-418025 (Superior Court of California, San Francisco County) brought under California's so-called "Proposition 65." Proposition 65 requires businesses with ten or more employees to give a "clear and reasonable warning" prior to exposing any person to a detectable amount of a chemical listed by the state as covered by this statute. Lead is one of the chemicals covered by that statute. Pursuant to the consent judgment, Libbey Glass Inc. and the other defendants (including Anchor Hocking and Arc International North America, Inc.) agreed, over a period of time, to reformulate the enamels used to decorate the external surface of certain glass tableware items to reduce the lead content of those enamels.

Capital expenditures for property, plant and equipment for environmental control activities were not material during 2007. We believe that we are in material compliance with applicable federal, state and local environmental laws, and we are not aware of any regulatory initiatives that are expected to have a material effect on our products or operations.

Employees

Our employees are vital to achieving our vision to be "the premier provider of tabletop glassware and related products worldwide" and our mission "to create value by delivering quality products, great service and strong financial results through the power of our people worldwide." We strive to achieve our vision and mission through our values of customer focus, performance, continuous improvement, teamwork, respect and development.

We employed approximately 7,442 persons at December 31, 2007. Approximately 60 percent of our employees are employed outside the U.S., and the majority of our employees are paid hourly and covered by collective bargaining agreements. The agreement with our unionized employees in Shreveport, Louisiana expires on December 15, 2008. The agreement with our unionized employees at our Syracuse China facility expires on May 15, 2009. The agreement covering approximately 30 hourly employees at our Mira Loma, California distribution center expires on November 15, 2009, and agreements with our unionized employees in Toledo, Ohio expire on September 30, 2010. Crisa's collective bargaining agreements with its unionized employees have no expiration, but wages are reviewed annually and benefits are reviewed every two years. Crisal does not have a written collective bargaining agreement with its unionized employees but does have an oral agreement that is revisited annually. Royal Leerdam's collective bargaining agreement with its unionized employees expires on July 1, 2008.

ITEM 1A. *RISK FACTORS*

The following factors are the most significant factors that can impact year-to-year comparisons and may affect the future performance of our businesses. New risks may emerge, and management cannot predict those risks or estimate the extent to which they may affect our financial performance.

Slowdowns in the retail, travel, restaurant and bar, or entertainment industries, such as those caused by general economic downturns, terrorism, health concerns or strikes or bankruptcies within those industries, could reduce our revenues and production activity levels.

Our business is affected by the health of the retail, travel, restaurant, bar or entertainment industries. Expenditures in these industries are sensitive to business and personal discretionary spending levels and may decline during general economic downturns. Additionally, travel is sensitive to safety concerns, and thus may decline after incidents of terrorism, during periods of geopolitical conflict in which travelers become concerned about safety issues, or when travel might involve health-related risks. For example, demand for our products in the foodservice industry, which is critical to our success, was significantly impacted by the events of September 11, 2001. In addition, demand for glassware in some of the industrial markets that we supply has declined in recent years. This decline is due, in part, to a decrease in retail sales of candle items by candle item manufacturers for whom we supply glassware. Demand for glassware with external enamel decorations that we supply to the foodservice, retail and premium channels and for undecorated glassware that buyers decorate and redistribute to retail and industrial customers also has decreased as a result of marketplace confusion related to California's Proposition 65. Proposition 65 requires that clear and reasonable warnings be given in connection with the sale or distribution of products that expose consumers to certain chemicals, such as the lead contained in some enamels used to decorate glassware, that the State of California has determined either are carcinogenic or pose a risk of reproductive toxicity. We have received claims from retailers for indemnification in litigation relating to Proposition 65, and, in order to avoid litigation expenses, we have agreed to pay an immaterial amount to settle one such claim. Further declines in these sectors may lead to continued adverse effect on our results of operations. The long-term effects of events or trends such as these could include, among other things, a protracted decrease in demand for our products. These effects, depending on their scope and duration, which we cannot predict at this time, could significantly impact our results of operations and financial condition.

We face intense competition and competitive pressures that could adversely affect our results of operations and financial condition.

Our business is highly competitive, with the principal competitive factors being customer service, price, product quality, new product development, brand name, and delivery time. Advantages or disadvantages in any of these competitive factors may be sufficient to cause the customer to consider changing manufacturers.

Competitors in glass tableware include, among others:

- Imports from around the world, including varied and numerous factories from China;
- Arc International (a private French company), which manufactures and distributes glass tableware worldwide;
- Pasabahce (a unit of Sisecam, a Turkish company), which manufactures glass tableware at various sites throughout the world and sells to all sectors of the glass industry worldwide;
- Oneida Ltd., which sources glass tableware from foreign manufacturers;
- Anchor Hocking and Indiana Glass Company (both of which are owned by Monomoy Capital Partners, L.P.), which manufacture and distribute glass beverageware, industrial products and bakeware to retail, foodservice and industrial markets;
- Bormioli Rocco Group, which manufactures glass tableware in Europe, where the majority of its sales are to retail and foodservice customers; and
- Numerous other sourcing companies.

In addition, tableware made of other materials such as plastics competes with glassware.

Some of our competitors have greater financial and capital resources than we do and continue to invest heavily to achieve increased production efficiencies. Competitors may have incorporated more advanced technology in their manufacturing processes, including more advanced automation techniques. Our labor and energy costs may also be higher than those of some foreign producers of glass and ceramic tableware. We may not be successful in managing our labor and energy costs or gaining operating efficiencies that may be necessary to remain competitive. In addition, our products may be subject to competition from low-cost imports that intensify the price competition we face in our markets. Finally, we may need to increase incentive payments in our marketing incentive programs in order to remain competitive. Increases in these payments would adversely affect our operating margins.

Competitors in the U.S. market for ceramic dinnerware include, among others: Homer Laughlin; Oneida Ltd.; Steelite; and various sourcing companies. Competitors in metalware include, among others: Oneida Ltd.; Walco, Inc.; and various sourcing companies. Competitors in plastic products include, among others: Cambro Manufacturing Company; Carlisle Companies Incorporated; and various sourcing companies. In Mexico, where a larger portion of our sales are in the retail market, our primary competitors include imports from foreign manufacturers located in countries such as China, France, Italy and Colombia, and Vidriera Santos and Vitro Par in the candle category. Competitive pressures from these competitors and producers could adversely affect our results of operations and financial condition.

International economic and political factors could affect demand for imports and exports, and our financial condition and results of operations could be adversely impacted as a result.

Our operations may be affected by actions of foreign governments and global or regional economic developments. Global economic events, such as changes in foreign import/export policy, the cost of complying with environmental regulations or currency fluctuations, could also affect the level of U.S. imports and exports, thereby affecting our sales. Foreign subsidies, foreign trade agreements and each country's adherence to the terms of these agreements can raise or lower demand for our products. National and international boycotts and embargoes of other countries' or U.S. imports and/or exports, together with the raising or lowering of tariff rates, could affect the level of competition between our foreign competitors and us. Foreign competition has, in the past, and may, in the future, result in increased low-cost imports that drive prices downward. The World Trade Organization met in November 2001 in Doha, Qatar, where members launched new multilateral trade negotiations aimed at improving market access, reducing and eventually phasing out all forms of export subsidies and substantially reducing trade-distorting domestic support. The current range of tariff rates applicable to glass tableware products that are imported into the U.S. and are of the type we manufacture in North America is approximately 21.0 percent. However, any negative changes to international agreements that lower duties or improve access to U.S. markets for our competitors, particularly changes arising out of the World Trade Organization's Doha round of negotiations, could have an adverse effect on our financial condition and results of operations. As we execute our strategy of acquiring manufacturing platforms in lower cost regions and increasing our volume of sales in overseas markets, our dependence on international markets and our ability to effectively manage these risks has increased and will continue to increase significantly.

We may not be able to effectively integrate businesses we acquire.

On June 16, 2006, we completed the acquisition of Vitro's 51 percent equity interest in Crisa, bringing our ownership in Crisa to 100 percent. The acquisition of Crisa and any future acquisitions are subject to various risks and uncertainties, including:

- the inability to integrate effectively the operations, products, technologies and personnel of the acquired companies (some of which are spread out in different geographic regions) and to achieve expected synergies;
- the potential disruption of existing business and diversion of management's attention from day-to-day operations;
- the inability to maintain uniform standards, controls, procedures and policies or correct deficient standards, controls, procedures and policies, including internal controls and procedures sufficient to satisfy regulatory requirements of a public company in the U.S.;
- the incurrence of contingent obligations that were not anticipated at the time of the acquisitions;
- the failure of Vitro to provide necessary transition services to Crisa, including the services of a general manager, information technology services and others;

- the need or obligation to divest portions of the acquired companies; and
- the potential impairment of relationships with customers.

In addition, we cannot assure you that the integration and consolidation of newly acquired businesses will achieve any anticipated cost savings and operating synergies. The inability to integrate and consolidate operations and improve operating efficiencies at newly acquired businesses could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to achieve the international growth contemplated by our strategic plan.

Our strategy contemplates significant growth in international markets in which we have significantly less experience than we have in our domestic operations. Since we intend to benefit from our international initiatives primarily by expanding our sales in the local markets of other countries, our success depends on continued growth in these markets, including Europe, Latin America and Asia-Pacific.

Natural gas, the principal fuel we use to manufacture our products, is subject to fluctuating prices; fluctuations in natural gas prices could adversely affect our results of operations and financial condition.

Natural gas is the primary source of energy in most of our production processes. We do not have long-term contracts for natural gas and are therefore subject to market variables and widely fluctuating prices. Consequently, our operating results are strongly linked to the cost of natural gas. As of December 31, 2007, we had forward contracts in place to hedge approximately 50 percent of our estimated 2008 natural gas needs with respect to our North American manufacturing facilities and approximately 28 percent of our estimated 2008 natural gas needs with respect to our international manufacturing facilities. For the years ended December 31, 2007 and 2006, including Crisa on a pro forma basis for 2006, we spent approximately $60.6 million and $53.3 million, respectively, on natural gas. We have no way of predicting to what extent natural gas prices will rise in the future. To the extent that we are not able to offset increases in natural gas prices, such as by passing along the cost to our customers, these increases could adversely impact our margins and operating performance.

If we are unable to obtain sourced products or materials at favorable prices, our operating performance may be adversely affected.

Sand, soda ash, lime, clay, corrugated packaging and resins are the principal materials we use. In addition, we obtain glass tableware, ceramic dinnerware, metal flatware and hollowware from third parties. We may experience temporary shortages due to disruptions in supply caused by weather, transportation, production delays or other factors that would require us to secure our sourced products or raw materials from sources other than our current suppliers. If we are forced to procure sourced products or materials from alternative suppliers, we may not be able to do so on terms as favorable as our current terms or at all. In addition, resins are a primary material for our Traex operation and, historically, the price for resins has fluctuated with the price of oil, directly impacting our profitability. Material increases in the cost of any of these items on an industry-wide basis may have an adverse impact on our operating performance and cash flows if we are unable to pass on these increased costs to our customers.

Charges related to our employee pension and postretirement welfare plans resulting from market risk and headcount realignment may adversely affect our results of operations and financial condition.

In connection with our employee pension and postretirement welfare plans, we are exposed to market risks associated with changes in the various capital markets. Changes in long-term interest rates affect the discount rate that is used to measure our obligations and related expense. Our total pension and postretirement welfare expense, including pension settlement and curtailment charges, for all U.S. and non-U.S. plans was $14.4 million and $14.8 million for the years ended December 31, 2007 and 2006, respectively. Changes in the equity and debt securities markets affect our pension plan asset performance and related pension expense. Sensitivity to these key market risk factors is as follows:

- A change of 1 percent in the discount rate would change our total pension expense by approximately $1.3 million.
- A change of 1 percent in the expected long-term rate of return on plan assets would change total pension expense by approximately $2.6 million based on year-end data.

Because the market rate for high-quality fixed income investments is higher than in 2006, our assumed discount rate has been increased from a range of 5.82 percent to 5.91 percent in 2006 to a range of 6.16 percent to 6.32 percent in 2007 for our U.S. pension and postretirement welfare plans. A higher discount rate decreases the present value of benefit obligations and decreases pension expense. We had significant nonpension postretirement obligations in the U.S. and Canada, totaling $49.2 million and $41.7 million, at December 31, 2007 and December 31, 2006, respectively. None of those non-pension postretirement obligations is funded. A change of 1 percent in the discount rate changes our nonpension postretirement expense by $0.3 million.

As part of our pension expense, we incurred pension settlement charges of $2.0 million in 2006 and pension curtailment charges of $4.9 million during 2005. These charges were triggered by excess lump sum distributions taken by employees. For further discussion, see notes 10 and 12 to our consolidated financial statements. To the extent that we experience additional headcount shifts or changes as we continue to implement our capacity realignment programs, we may incur further expenses related to our employee pension plans, which could have a material adverse effect on our results of operations and financial condition.

Our business requires significant capital investment and maintenance expenditures that we may be unable to fulfill.

Our operations are capital intensive, requiring us to maintain a large fixed cost base. Our total capital expenditures were $43.1 million for the year ended December 31, 2007, and $73.6 million for the year ended December 31, 2006. Our capital expenditures associated with Crisa's operations include approximately $1.5 million and $11.4 million in 2007 and 2006, respectively, relating to capacity rationalization as we consolidate Crisa's two manufacturing facilities into a single facility. In addition, we incurred capital expenditures of approximately $9.3 million and $36.9 million, as of December 31, 2007 and December 31, 2006, respectively, related to construction of our facility in China.

Our business may not generate sufficient operating cash flow, and external-financing sources may not be available in an amount sufficient to enable us to make anticipated capital expenditures.

Our business requires us to maintain a large fixed cost base that can affect our profitability.

The high levels of fixed costs associated with operating glass production plants encourage high levels of output, even during periods of reduced demand, which can lead to excess inventory levels and exacerbate the pressure on profit margins. For example, in 2005, we liquidated approximately $13.0 million of inventory at reduced margins and slowed production in certain areas of our operations in order to reduce our inventory levels. Our profitability is dependent, in part, on our ability to spread fixed costs over an increasing number of products sold and shipped, and if we reduce our rate of production, as we did in 2005, our costs per unit increase, negatively impacting our gross margins. Decreased demand or the need to reduce inventories can lower our ability to absorb fixed costs and materially impact our results of operations.

Unexpected equipment failures may lead to production curtailments or shutdowns.

Our manufacturing processes are dependent upon critical glass-producing equipment, such as furnaces, forming machines and lehrs. This equipment may incur downtime as a result of unanticipated failures. We may in the future experience facility shutdowns or periods of reduced production as a result of these equipment failures. Unexpected interruptions in our production capabilities would adversely affect our productivity and results of operations for the affected period. We also face shutdowns as the result of not obtaining enough energy in the peak heating seasons.

If our investments in new technology and other capital expenditures do not yield expected returns, our results of operations could be reduced.

The manufacture of our tableware products involves the use of automated processes and technologies. We designed much of our glass tableware production machinery internally and have continued to develop and refine this equipment to incorporate advancements in technology. We will continue to invest in equipment and make other capital expenditures to further improve our production efficiency and reduce our cost profile. To the extent that these investments do not generate targeted levels of returns in terms of efficiency or improved cost profile, our financial condition and results of operations could be adversely affected.

An inability to meet targeted production and profit margin goals in connection with the operation of our new production facility in China could result in significant additional costs or lost sales.

We incurred startup losses in connection with the operation of our new facility in China. We intend to use this production facility to supply China and the rest of the Asia-Pacific market and to improve our competitive position in that region. We began production of glass tableware at this facility in early 2007.

If we are unable to meet targeted production and profit margin goals in connection with the operation of our Chinese facility, our profits could be reduced, which would adversely affect our results of operations and financial condition.

We may not be able to renegotiate collective bargaining agreements successfully when they expire; organized strikes or work stoppages by unionized employees may have an adverse effect on our operating performance.

We are party to collective bargaining agreements that cover most of our manufacturing employees. The agreement with our unionized employees in Shreveport, Louisiana expires on December 15, 2008. The agreement with our unionized employees at our Syracuse China facility expires on May 15, 2009. The agreement with the approximately 30 hourly employees at our Mira Loma, California distribution center expires on November 15, 2009 and agreements with our unionized employees in Toledo, Ohio expire on September 30, 2010. Crisa's collective bargaining agreements with its unionized employees have no expiration, but wages are reviewed annually and benefits are reviewed every two years. Crisal does not have a written collective bargaining agreement with its unionized employees but does have an oral agreement that is revisited annually. Royal Leerdam's collective bargaining agreement with its unionized employees expires on July 1, 2008.

We may not be able to successfully negotiate new collective bargaining agreements without any labor disruption. If any of our unionized employees were to engage in a strike or work stoppage prior to expiration of their existing collective bargaining agreements, or if we are unable in the future to negotiate acceptable agreements with our unionized employees in a timely manner, we could experience a significant disruption of operations. In addition, we could experience increased operating costs as a result of higher wages or benefits paid to union members upon the execution of new agreements with our labor unions. We could also experience operating inefficiencies as a result of preparations for disruptions in production, such as increasing production and inventories. Finally, companies upon which we are dependent for raw materials, transportation or other services could be affected by labor difficulties. These factors and any such disruptions or difficulties could have an adverse impact on our operating performance and financial condition.

In addition, we are dependent on the cooperation of our largely unionized workforce to implement and adopt the LEAN initiatives that are critical to our ability to improve our production efficiency. The effect of strikes and other slowdowns may adversely affect the degree and speed with which we can adopt LEAN optimization objectives and the success of that program.

We are subject to risks associated with operating in foreign countries. These risks could adversely affect our results of operations and financial condition.

We operate manufacturing and other facilities throughout the world. As a result of our international operations, we are subject to risks associated with operating in foreign countries, including:

- political, social and economic instability;
- war, civil disturbance or acts of terrorism;
- taking of property by nationalization or expropriation without fair compensation;
- changes in government policies and regulations, including with respect to environmental matters;
- devaluations and fluctuations in currency exchange rates;
- imposition of limitations on conversions of foreign currencies into dollars or remittance of dividends and other payments by foreign subsidiaries;
- imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;
- ineffective intellectual property protection;
- hyperinflation in certain foreign countries; and
- impositions or increase of investment and other restrictions or requirements by foreign governments.

The risks associated with operating in foreign countries may have a material adverse effect on our results of operations and financial condition.

High levels of inflation and high interest rates in Mexico could adversely affect the operating results and cash flows of Crisa.

Although the annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, was approximately 3.8 percent for 2007, 4.0 percent for 2006 and 3.3 percent for 2005, Mexico has historically experienced high levels of inflation and high domestic interest rates. If Mexico experiences high levels of inflation, Crisa's operating results and cash flows could be adversely affected, and, more generally, high inflation might result in lower demand or lower growth in demand for our products, thereby adversely affecting our results of operations and financial condition.

Fluctuation of the currencies in which we conduct operations could adversely affect our financial condition and results of operations.

Changes in the value of the various currencies in which we conduct operations relative to the U.S. dollar, including the euro, the Mexican peso and the Chinese Yuan ("RMB"), may result in significant changes in the indebtedness of our non-U.S. subsidiaries.

Currency fluctuations between the U.S. dollar and the currencies of our non-U.S. subsidiaries affect our results as reported in U.S. dollars, particularly the earnings of Crisa as expressed under U.S. GAAP, and will continue to affect our financial income and expense, our revenues from international settlements.

Fluctuations in the value of the foreign currencies in which we operate relative to the U.S. dollar could reduce the cost competitiveness of our products or those of our subsidiaries.

Major fluctuations in the value of the euro, the Mexican peso or the RMB relative to the U.S. dollar and other major currencies could reduce the cost competitiveness of our products or those of our subsidiaries, as compared to foreign competition. For example, if the U.S. dollar were to appreciate against the euro, the Mexican peso or the RMB, the purchasing power of those currencies effectively would be reduced against the U.S. dollar, making our U.S.-manufactured products more expensive in the euro zone, Mexico and China, respectively, compared to the products of local competitors. An appreciation of the U.S. dollar against the euro, the Mexican peso or the RMB also would increase the cost of U.S. dollar-denominated purchases for our operations in the euro zone, Mexico and China, respectively, including purchases of raw materials. We would be forced to deduct these cost increases from our profit margin or attempt to pass them along to consumers. These fluctuations could adversely affect our results of operations and financial condition.

Devaluation or depreciation of, or governmental conversion controls over, the foreign currencies in which we operate could affect our ability to convert the earnings of our foreign subsidiaries into U.S. dollars.

Major devaluation or depreciation of the Mexican peso could result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Crisa's Mexican peso earnings into U.S. dollars and other currencies upon which we will rely in part to satisfy our debt obligations. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, the government could institute restrictive exchange rate policies in the future; restrictive exchange rate policies could adversely affect our results of operations and financial condition.

In addition, the government of China imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in the availability of foreign currency may restrict the ability of our Chinese subsidiaries to remit sufficient foreign currency to make payments to us. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the Chinese State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB are to be converted into foreign currencies and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. In the future, the Chinese government could institute restrictive exchange rate policies for current account transactions. These policies could adversely affect our results of operations and financial condition.

If our hedges do not qualify as highly effective or if we do not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in our earnings.

We account for derivatives in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137 and 138. We hold derivative financial instruments to hedge certain of our interest rate risks associated with long-term debt, commodity price risks associated with forecasted future natural gas requirements and foreign exchange rate risks associated with transactions denominated in a currency other than the U.S. dollar. These derivatives qualify for hedge accounting if the hedges are highly effective and we have designated and documented contemporaneously the hedging relationships involving these derivative instruments. If our hedges do not qualify as highly effective or if we do not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges will impact our results of operations and could significantly impact our earnings.

We are subject to various environmental and legal requirements and may be subject to new legal requirements in the future; these requirements could have a material adverse effect on our operations.

Our operations and properties, both in the U.S. and abroad, are subject to extensive laws, ordinances, regulations and other legal requirements relating to environmental protection, including legal requirements governing investigation and clean-up of contaminated properties as well as water discharges, air emissions, waste management and workplace health and safety. These legal requirements frequently change and vary among jurisdictions. Compliance with these legal requirements, or the failure to comply with these requirements, may have a material adverse effect on our operations.

We have incurred, and expect to incur, costs to comply with environmental legal requirements, and these costs could increase in the future. Many environmental legal requirements provide for substantial fines, orders (including orders to cease operations) and criminal sanctions for violations. These legal requirements may apply to conditions at properties that we presently or formerly owned or operated, as well as at other properties for which we may be responsible, including those at which wastes attributable to the Company were disposed. A significant order or judgment against us, the loss of a significant permit or license or the imposition of a significant fine may have a material adverse effect on operations.

Our failure to protect our intellectual property or prevail in any intellectual property litigation could materially and adversely affect our competitive position, reduce revenue or otherwise harm our business.

Our success depends in part on our ability to protect our intellectual property rights. We rely on a combination of patent, trademark, copyright and trade secret laws, licenses, confidentiality and other agreements to protect our intellectual property rights. However, this protection may not be fully adequate. Our intellectual property rights may be challenged or invalidated, an infringement suit by us against a third party may not be successful and/or third parties could adopt trademarks similar to our own. In particular, third parties could design around or copy our proprietary furnace, manufacturing and mold technologies, which are important contributors to our competitive position in the glass tableware industry. We may be particularly susceptible to these challenges in countries where protection of intellectual property is not strong. In addition, we may be accused of infringing or violating the intellectual property rights of third parties. Any such claims, whether or not meritorious, could result in costly litigation and divert the efforts of our personnel. Our failure to protect our intellectual property or prevail in any intellectual property litigation could materially and adversely affect our competitive position, reduce revenue or otherwise harm our business.

Our business may suffer if we do not retain our senior management.

We depend on our senior management. The loss of services of any of the members of our senior management team could adversely affect our business until a suitable replacement can be found. There may be a limited number of persons with the requisite skills to serve in these positions, and we may be unable to locate or employ such qualified personnel on acceptable terms.

Our high level of debt, as well as incurrence of additional debt, may limit our operating flexibility, which could adversely affect our results of operations and financial condition and prevent us from fulfilling our obligations.

We have a high degree of financial leverage. As of December 31, 2007, we had $496.6 million of debt outstanding, net of discounts and warrants, of which approximately $7.4 million consisted of debt secured by a first-priority lien on our assets and $427.3 million consisted of the Senior Secured Notes, which are secured by a second-priority lien on our collateral, and the PIK Notes, which are secured by a third-priority lien on our collateral. Our ABL Facility provides for borrowings up to $150.0 million by Libbey Glass and Libbey Europe B.V. (a non-guarantor subsidiary), of which, as of December 31, 2007, we had borrowed $7.4 million, with another $8.4 million of availability being used for outstanding letters of credit. As a result of borrowing base limitations, an additional $89.7 million was immediately available for borrowing. We have a loan ("RMB Loan Contract") in the amount of RMB 250 million (approximately $34.3 million) from China Construction Bank Corporation Langfang Economic Development Area Sub-Branch ("CCBC"). We used the proceeds of the RMB Loan Contract to finance the construction of our greenfield facility in China. As of December 31, 2007, we had borrowed the entire amount available under that line of credit. We also have a loan in the amount of RMB 50 million (approximately $6.9 million) from CCBC to finance the working capital needs of our China facility ("RMB Working Capital Loan"). As of December 31, 2007, we had borrowed the entire amount available under that line of credit. In January 2007, we entered into an 11 million euro loan (approximately $16.0 million) with Banco Espirito Santo, S.A. ("BES Euro Line"). As of December 31, 2007, we had borrowed 10.8 million euros available under that line of credit. Our ABL Facility, the indenture governing the Senior Secured Notes and the indenture governing the PIK Notes require us to comply with certain covenants, including limits on additional indebtedness, certain business activities and investments and, under certain circumstances in the case of our ABL Facility, the maintenance of financial ratios under certain circumstances. See "Management's Discussion and Analysis; Capital Resources and Liquidity — Borrowings" below. We may incur additional debt in the future.

Our high degree of leverage, as well as the incurrence of additional debt, could have important consequences for our business, such as:

- making it more difficult for us to satisfy our financial obligations, including with respect to the Senior Secured Notes and the PIK Notes;
- limiting our ability to make capital investments in order to expand our business;
- limiting our ability to obtain additional debt or equity financing for working capital, capital expenditures, product development, debt service requirements, acquisitions or other purposes;
- limiting our ability to invest operating cash flow in our business and future business opportunities, because we use a substantial portion of these funds to service debt and because our covenants restrict the amount of our investments;
- limiting our ability to withstand business and economic downturns and/or place us at a competitive disadvantage compared to our competitors that have less debt, because of the high percentage of our operating cash flow that is dedicated to servicing our debt; and
- limiting our ability to pay dividends.

If we cannot service our debt or if we fail to meet our covenants, we could have substantial liquidity problems. In those circumstances, we might have to sell assets, delay planned investments, obtain additional equity capital or restructure our debt. Depending on the circumstances at the time, we may not be able to accomplish any of these actions on favorable terms or at all.

In addition, the indenture governing the Senior Secured Notes and the indenture governing the PIK Notes contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all of our indebtedness.

ITEM 1B. ***UNRESOLVED STAFF COMMENTS***

None.

ITEM 2. *PROPERTIES*

The following information sets forth the location and size of our principal facilities at December 31, 2007:

Location	Square Feet	
	Owned	Leased
Toledo, Ohio:		
Manufacturing	974,000	—
Warehousing/Distribution	988,000	305,000
Shreveport, Louisiana:		
Manufacturing	494,000	—
Warehousing/Distribution	165,000	646,000
Syracuse, New York:		
Manufacturing	549,000	—
Warehousing/Distribution	104,000	—
Dane, Wisconsin:		
Manufacturing	56,000	—
Warehousing/Distribution	62,000	—
Monterrey, Mexico:		
Manufacturing	543,000	122,000
Warehousing/Distribution	228,000	585,000
Leerdam, Netherlands:		
Manufacturing	162,000	—
Warehousing/Distribution	111,000	326,000
Mira Loma, California:		
Warehousing/Distribution	—	351,000
Laredo, Texas:		
Warehousing/Distribution	149,000	117,000
West Chicago, Illinois:		
Warehousing/Distribution	—	249,000
Marinha Grande, Portugal:		
Manufacturing	217,000	—
Warehousing/Distribution	193,000	13,000
Langfang, China:		
Manufacturing	430,000	—
Warehousing/Distribution	215,000	—

In addition to the facilities listed above, our headquarters (Toledo, Ohio), some warehouses (various locations), sales offices (various locations), showrooms (various locations) and various outlet stores are located in leased space. We also utilize various warehouses as needed on a month-to-month basis.

All of our properties are currently being utilized for their intended purpose. We believe that all of our facilities are well maintained and adequate for our planned operational requirements.

ITEM 3. *LEGAL PROCEEDINGS*

We are involved in various routine legal proceedings arising in the ordinary course of our business. No pending legal proceeding is deemed to be material.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

None

EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers have a wealth of business knowledge, experience and commitment to Libbey. In 2007, each of Mr. Meier, Chairman of the Board and Chief Executive Officer, and Mr. Reynolds, Executive Vice President and Chief Operating Officer, celebrated 37 years of service with Libbey. In addition, the average years of service of all of our executive officers is 17 years.

Name and Title	Professional Background
John F. Meier Chairman and Chief Executive Officer	Mr. Meier, 60, has been Chairman of the Board and Chief Executive Officer of Libbey since the Company went public in June 1993. Since joining the Company in 1970, Mr. Meier has served in various marketing positions, including a five-year assignment with Durobor, S.A., Belgium. In 1990, Mr. Meier was named General Manager of Libbey and a corporate Vice President of Owens-Illinois, Inc., Libbey's former parent company. Mr. Meier is a member of the Board of Directors of Cooper Tire & Rubber Company (NYSE: CTB) and Applied Industrial Technologies (NYSE: AIT). Mr. Meier has been a director of the Company since 1987.
Richard I. Reynolds Executive Vice President and Chief Operating Officer	Mr. Reynolds, 61, has served as Libbey's Executive Vice President and Chief Operating Officer since 1995. Mr. Reynolds was Libbey's Vice President and Chief Financial Officer from June 1993 to 1995. From 1989 to June 1993, Mr. Reynolds was Director of Finance and Administration. Mr. Reynolds has been with Libbey since 1970 and has been a director of the Company since 1993.
Gregory T. Geswein Vice President and Chief Financial Officer	Mr. Geswein, 53, joined Libbey Inc. as Vice President, Chief Financial Officer on May 23, 2007. Prior to joining Libbey, Mr. Geswein was Senior Vice President, Chief Financial Officer of Reynolds & Reynolds Company in Dayton, Ohio, from 2005 through April 2007. Before joining Reynolds & Reynolds, Mr. Geswein was Senior Vice President, Chief Financial Officer for Diebold, Inc. from 2000 to 2005 and Senior Vice President, Chief Financial Officer of Pioneer-Standard Electronics Inc. from 1999 to 2000. Prior to joining Pioneer-Standard Electronics, Mr. Geswein spent 14 years at Mead Corporation (now MeadWestvaco) in successive financial management positions, including Vice President and Controller, and Treasurer.
Jonathan S. Freeman Vice President, Global Supply Chain	Mr. Freeman, 46, joined Libbey Inc. as Vice President, Global Supply Chain on May 7, 2007. Prior to joining Libbey, Mr. Freeman was with Delphi Corporation and Packard Electric Systems, a division of General Motors (the former parent of Delphi), since 1985, serving most recently as Director of Global Logistics. Mr. Freeman has worked in a wide range of operations and supply chain assignments in the United States, Mexico and Europe.
Kenneth G. Wilkes Vice President, General Manager International Operations	Mr. Wilkes, 50, has served as Vice President, General Manager International Operations since May 2003. He served as Vice President and Chief Financial Officer of the Company from November 1995 to May 2003. From August 1993 to November 1995, Mr. Wilkes was Vice President and Treasurer of the Company. Prior to joining the Company, Mr. Wilkes was a Senior Corporate Banker, Vice President of The First National Bank of Chicago.

Name and Title	Professional Background
Scott M. Sellick .... Vice President and Chief Accounting Officer	Mr. Sellick, 45, has served as Vice President, Chief Accounting Officer since May 2007. He served as Vice President, Chief Financial Officer from May 2003 to May 2007. From May 2002 to May 2003, Mr. Sellick was Libbey's Director of Tax and Accounting. From August 1997 to May 2002, he served as Director of Taxation. Before joining the Company in August 1997, Mr. Sellick was Tax Director for Stant Corporation and worked in public accounting for Deloitte & Touche in the audit and tax areas.
Kenneth A. Boerger................ Vice President and Treasurer	Mr. Boerger, 49, has been Vice President and Treasurer since July 1999. From 1994 to July 1999, Mr. Boerger was Corporate Controller and Assistant Treasurer. Since joining the Company in 1984, Mr. Boerger has held various financial and accounting positions. He has been involved in the Company's financial matters since 1980, when he joined Owens-Illinois, Inc., Libbey's former parent company.
Daniel P. Ibele..................... Vice President, General Sales Manager, North America	Mr. Ibele, 47, has served as Vice President, General Sales Manager, North America since June 2006. From March 2002 to June 2006 he was Vice President, General Sales Manager of the Company. Previously, Mr. Ibele had been Vice President, Marketing and Specialty Operations since September 1997. Mr. Ibele was Vice President and Director of Marketing at Libbey from 1995 to September 1997. From the time he joined Libbey in 1983 until 1995, Mr. Ibele held various marketing and sales positions.
Timothy T. Paige.................. Vice President-Administration	Mr. Paige, 50, has been Vice President-Administration since December 2002. From January 1997 until December 2002, Mr. Paige was Vice President and Director of Human Resources of the Company. From May 1995 to January 1997, Mr. Paige was Director of Human Resources of the Company. Prior to joining the Company, Mr. Paige was employed by Frito-Lay, Inc. in human resources management positions.
Susan A. Kovach.................. Vice President, General Counsel and Secretary	Ms. Kovach, 48, has been Vice President, General Counsel and Secretary of the Company since July 2004. She joined Libbey in December 2003 as Vice President, Associate General Counsel and Assistant Secretary. Prior to joining Libbey, Ms. Kovach was Of Counsel to Dykema, a large, Detroit-based law firm, from 2001 through November 2003. She served from 1997 to 2001 as Vice President, General Counsel and Corporate Secretary of Omega Healthcare Investors, Inc. (NYSE: OHI). From 1998 to 2000 she held the same position for Omega Worldwide, Inc., a NASDAQ-listed firm providing management services and financing to the aged care industry in the United Kingdom and Australia. Prior to joining Omega Healthcare Investors, Inc., Ms. Kovach was a partner in Dykema from 1995 through November 1997 and an associate in Dykema from 1985 to 1995.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Common Stock and Dividends

Libbey Inc. common stock is listed for trading on the New York Stock Exchange under the symbol **LBY.** The price range for the Company's common stock as reported by the New York Stock Exchange and dividends declared for our common stock were as follows:

	2007			2006		
	Price Range		Cash Dividend	Price Range		Cash Dividend
	High	Low	Declared	High	Low	Declared
First Quarter	$14.28	$11.17	$0.025	$12.19	$ 6.85	$0.025
Second Quarter	$24.65	$13.98	$0.025	$15.58	$ 5.91	$0.025
Third Quarter	$24.06	$13.76	$0.025	$11.75	$ 5.90	$0.025
Fourth Quarter	$19.32	$14.28	$0.025	$12.53	$10.33	$0.025

The closing market price of our common stock on March 3, 2008 was $15.46 per share.

On March 3, 2008, there were 832 registered common shareholders of record. We have paid a regular quarterly cash dividend since our Initial Public Offering in 1993. The declaration of future dividends is within the discretion of the Board of Directors of Libbey and will depend upon, among other things, business conditions, earnings and the financial condition of Libbey.

Comparison of Cumulative Total Returns

The graph below compares the total stockholder return on our common stock to the cumulative total return for the Standard & Poor's SmallCap 600 Index ("S&P SmallCap 600"), a broad market index; the Russell 2000 Index ("Russell 2000"), a small-cap index to which Libbey was added as component in June 2007; the Standard & Poor's Housewares & Specialties Index, a capitalization-weighted index that measures the performance of the housewares' sector of the Standard & Poor's SmallCap Index ("Housewares-Small"); and our peer group. The indices reflect the year-end market value of an investment in the stock of each company in the index, including additional shares assumed to have been acquired with cash dividends, if any.

There are no other glass tableware manufacturers with stock that is publicly traded in the United States. Accordingly, we chose the companies in our peer group because they are manufacturers with revenues comparable to ours. The peer group is the same peer group that we use for executive compensation benchmarking purposes. The peer group is limited to those companies for whom market quotations are available and consists of Ameron International Corporation, Ametek Inc., Blyth Inc., Brady Corporation, Church & Dwight Inc., EnPro Industries Inc., ESCO Technologies Inc., Graco Inc., Jarden Corporation, Johnson Outdoors Inc, Lancaster Colony Corporation, Milacron Inc., Polaris Industries Inc., Sypris Solutions Inc., Teradyne Inc., Thermadyne Holdings Corporation, Tupperware Brands Corporation, Waters Corporation, and Woodward Governor Company.

The graph assumes a $100 investment in our common stock on January 1, 2003, and also assumes investments of $100 in each of the S&P SmallCap 600, the Russell 2000, the Housewares-Small index and the peer group, respectively, on January 1, 2003. The value of these investments on December 31 of each year from 2003 through 2007 is shown in the table below the graph.

TOTAL SHAREHOLDER RETURN


COMAPRISON OF CUMULATIVE FIVE YEAR TOTAL RETURN
$250
$200
$150
$100
$50
$0
2002
2003
2004
2005
2006
2007
Libbey Inc.
S&P SmallCap 600 Index
Russell 2000 Index
S&P 600 Housewares & Specialties
Peer Group

Company Name/Index	Annual Return Percentage Years Ending				
	Dec03	Dec04	Dec05	Dec06	Dec07
Libbey Inc.	11.27	(20.64)	(52.89)	21.97	29.12
S&P SmallCap 600 Index	38.79	22.65	7.68	15.12	(0.30)
Russell 2000 Index	47.25	18.33	4.55	18.37	(1.57)
S&P 600 Housewares & Specialties	11.39	(2.68)	(37.48)	10.07	8.57
Peer Group	44.93	22.07	(5.85)	14.43	17.05

Company Name/Index	Base Period Dec02	Indexed Returns Years Ending				
		Dec03	Dec04	Dec05	Dec06	Dec07
Libbey Inc.	**100**	111.27	88.30	41.60	50.73	65.51
S&P SmallCap 600 Index	**100**	138.79	170.22	183.30	211.01	210.38
Russell 2000 Index	**100**	147.25	174.24	182.18	215.64	212.26
S&P 600 Housewares & Specialties	**100**	111.39	108.40	67.77	74.60	80.99
Peer Group	**100**	144.93	176.91	166.56	190.59	223.09

Equity Compensation Plan Information

Following are the number of securities and weighted average exercise price thereof under our compensation plans approved and not approved by security holders as of December 31, 2007:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (1)
Equity compensation plans approved by security holders	1,520,296	$24.67	1,458,271
Equity compensation plans not approved by security holders	—	—	—
Total	1,520,296	$24.67	1,458,271

(1) This total includes 988,824 securities that are available for grant under the Libbey Inc. 2006 Omnibus Incentive Plan and 469,447 securities that are available under the Libbey Inc. 2002 Employee Stock Purchase Plan (ESPP). See note 15 to the Consolidated Financial Statements for further disclosure with respect to these plans.

Issuer Purchases of Equity Securities

Following is a summary of the 2007 fourth quarter activity in our share repurchase program:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(1)
October 1 to October 31, 2007	—	—	—	1,000,000
November 1 to November 30, 2007	—	—	—	1,000,000
December 1 to December 31, 2007	—	—	—	1,000,000
Total	—	—	—	1,000,000

(1) We announced on December 10, 2002, that our Board of Directors authorized the purchase of up to 2,500,000 shares of our common stock in the open market and negotiated purchases. There is no expiration date for this plan. In 2003, 1,500,000 shares of our common stock were purchased for $38.9 million. No additional shares were purchased in 2007, 2006, 2005 or 2004. Our ABL Facility and the indentures governing the Senior Secured Notes and the PIK Notes significantly restrict our ability to repurchase additional shares.

ITEM 6. *SELECTED FINANCIAL DATA*

Information with respect to Selected Financial Data is incorporated by reference to our 2007 Annual Report to Shareholders.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

FORWARD LOOKING STATEMENTS

This document and supporting schedules contain statements that are not historical facts and constitute projections, forecasts or forward-looking statements. For a description of the forward-looking statements and risk factors that may affect our performance, see the "Risk Factors" section above.

Additionally, for an understanding of the significant factors that influenced our performance during the past three years, the following should be read in conjunction with the audited Consolidated Financial Statements and Notes.

OVERVIEW

Libbey is the leading producer of glass tableware products in the Western Hemisphere, in addition to supplying to key markets throughout the world. We produce glass tableware in five countries and sell to customers in over 100 countries. We have the largest manufacturing, distribution and service network among North American glass tableware manufacturers. We design and market an extensive line of high-quality glass tableware, ceramic dinnerware, metal flatware, hollowware and serveware, and plastic items to a broad group of customers in the foodservice, retail, business-to-business and industrial markets. We own and operate two glass tableware manufacturing plants in the United States as well as glass tableware manufacturing plants in the Netherlands, Portugal, China and Mexico. We also own and operate a ceramic dinnerware plant in New York and a plastics plant in Wisconsin. In addition, we import products from overseas in order to complement our line of manufactured items. The combination of manufacturing and procurement allows us to compete in the global tableware market by offering an extensive product line at competitive prices.

We are committed to "executing a transformation" and 2007 was a year of significant accomplishments:

- The start-up of our new glassware plant in Langfang, China.
- The successful execution of "Project Tiger" involving the closing of a factory and the rationalization of production in Mexico.
- The continuation of our LEAN Transformation.
- Very strong retail and international sales growth.
- Delivery of four strong quarters of financial performance.

RESULTS OF OPERATIONS

The following table presents key results of our operations for the years 2007, 2006 and 2005:

Year End December 31,	2007	2006(2)	Variance In Dollars	Variance In Percent	2006(2)	2005(3)	Variance In Dollars	Variance In Percent
	Dollars in thousands, except percentages and per-share amounts							
Net sales	$814,160	$689,480	$124,680	18.1%	$689,480	$568,133	$121,347	21.4%
Gross profit	$157,669	$123,164	$ 34,505	28.0%	$123,164	$ 86,542	$ 36,622	42.3%
Gross profit margin	*19.4%*	*17.9%*			*17.9%*	*15.2%*		
Income (loss) from operations (IFO)	$ 66,101	$ 19,264	$ 46,837	243.1%	$ 19,264	$ (8,917)	$ 28,181	316.0%
IFO margin	*8.1%*	*2.8%*			*2.8%*	*(1.6)%*		
Earnings (loss) before interest and income taxes after minority interest (EBIT)(1)	$ 74,879	$ 17,948	$ 56,931	317.2%	$ 17,948	$(10,484)	$ 28,432	271.2%
EBIT margin	*9.2%*	*2.6%*			*2.6%*	*(1.8)%*		
Earnings before interest, taxes, depreciation, and amortization after minority interest (EBITDA)(1)	$116,451	$ 53,504	$ 62,947	117.6%	$ 53,504	$ 21,733	$ 31,771	146.2%
EBITDA margin	*14.3%*	*7.8%*			*7.8%*	*3.8%*		
Net loss	$ (2,307)	$(20,899)	$ 18,592	89.0%	$(20,899)	$(19,355)	$ (1,544)	(8.0)%
Net (loss) income margin	*(0.3)%*	*(3.0)%*			*(3.0)%*	*(3.4)%*		
Diluted net loss per share	$ (0.16)	$ (1.47)	$ 1.31	89.1%	$ (1.47)	$ (1.39)	$ (0.08)	(5.8)%

(1) We believe that EBIT and EBITDA, non-GAAP financial measures, are useful metrics for evaluating our financial performance, as they are measures that we use internally to assess our performance. For reconciliation from net loss to EBIT and EBITDA, see the "Reconciliation of Non-GAAP Financial Measures" section below.

(2) Includes pre-tax special charges of $23.4 million related to Crisa's capacity rationalization — "Project Tiger" and write-off of finance fees (see note 10).

(3) Includes pre-tax special charges of $27.2 million related to North American salaried workforce reduction, closing of City of Industry, California manufacturing facility, asset impairments and an inventory write-down at Syracuse China and pension settlement charges (see note 10).

Discussion of 2007 vs. 2006 Results of Operations

Net Sales

In 2007, sales increased 18.1 percent, including a favorable currency impact of 1.4 percent, to $814.2 million from $689.5 in 2006. The increase in net sales was primarily attributable to the full year consolidation of Crisa, the Company's former joint venture in Mexico, and an 11.3 percent increase in shipments to U.S. and Canadian retail glassware customers in North American Glass. International net sales grew 28.0 percent, which includes the commencement of shipments from Libbey's new factory in China. Net sales from Royal Leerdam and Crisal customers increased over 21.0 percent compared to 2006, including a favorable currency impact of 9.1 percent. North American Other net sales increased 5.8 percent, as shipments of World Tableware products increased 9.0 percent while shipments of Syracuse China products were up 5.0 percent.

Gross Profit

Gross profit increased in 2007 by $34.5 million, or 28.0 percent, compared to 2006. Gross profit as a percentage of net sales increased to 19.4 percent in 2007, compared to 17.9 percent in 2006. Contributing to the increase in gross profit and gross profit margin were the full year consolidation of Crisa, higher sales and higher production activity, including the benefit of Crisa's capacity rationalization — "Project Tiger". In addition, 2006 gross profit included an inventory write-down of $2.2 million related to "Project Tiger". Partially offsetting these improvements were higher distribution expenses, higher natural gas expense and expenses related to the start-up of our new facility in China.

Income from operations

Income from operations was $66.1 million in 2007, compared to income from operations of $19.3 million in 2006. Income from operations as a percentage of net sales increased to 8.1 percent in 2007, compared to 2.8 percent in 2006. Contributing to the increase in income from operations and income from operation margin is the higher gross profit and gross profit margin (discussed above), the non-recurrence of $16.3 million of special charges related to "Project Tiger", offset by an increase in selling, general and administrative expenses primarily due to the full year consolidation of Crisa.

Earnings before interest and income taxes (EBIT)

Earnings before interest and income taxes increased by $56.9 million, or 317.2 percent, from $17.9 million in 2006 to $74.9 million in 2007. EBIT as a percentage of net sales increased to 9.2 percent in 2007, compared to 2.6 percent in 2006. The contributors to the improvement in EBIT compared to the prior period are the same as those discussed above under "Income from Operations". In addition, we recognized a $4.3 million gain on the sale of land in the Netherlands and a $1.1 million gain on the sale of excess land in Syracuse, N.Y. We also recorded a currency translation gain of $2.0 million in 2007, compared to a currency translation loss of $1.0 million in 2006, and a decrease of approximately $2.8 million in charges related to the ineffectiveness on our natural gas contracts as compared to 2006.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

EBITDA increased by $62.9 million, or 117.6 percent, from $53.5 million in 2006 to $116.5 million in 2007. As a percentage of net sales, EBITDA was 14.3 percent in 2007, compared to 7.8 percent in 2006. The key contributors to the increase in EBITDA were those factors discussed above under "Earnings before interest and income taxes (EBIT)". Depreciation and amortization, adjusted for minority interest in 2006, increased $5.9 million to $41.6 million, primarily due to the consolidation of Crisa and depreciation related to our new facility in China.

Net loss and diluted loss per share

We reported a net loss of $2.3 million, or loss of $0.16 per diluted share, in 2007, compared to a net loss of $20.9 million, or loss of $1.47 per diluted share, in 2006. The net loss as a percentage of net sales was 0.3 percent, compared to 3.0 percent in 2006. The decrease in net loss was driven primarily by the items discussed above under "Earnings before interest and income taxes (EBIT)", offset by a $19.3 million increase in interest expense and a $19.0 million increase in income taxes. The $19.3 million increase in interest expense is the result of the refinancing consummated on June 16, 2006, which resulted in higher debt and higher average interest rates. Income taxes increased $19.0 million and the effective tax rate increased from 27.1 percent in 2006 to 125.7 percent in 2007. The increase in income taxes and the effective tax rate was primarily driven by a non-cash tax charge of $15.3 million to establish a full valuation allowance against the net deferred income tax asset balance in the U.S.

Discussion of 2006 vs. 2005 Results of Operations

Net Sales

In 2006, sales increased 21.4 percent to $689.5 million from $568.1 million in 2005. The increase in sales was primarily attributable to the consolidation of the sales of Crisa, increases of more than 6.0 percent in shipments to foodservice glassware customers and increases of over 9.0 percent to retail glassware customers. Shipments of Traex products and World Tableware products increased over 8.0 percent. Royal Leerdam and Crisal also experienced increased shipments in 2006 of approximately 15.0 percent. However, shipments to industrial customers were down 7.0 percent, and shipments of Syracuse China products were down 2.4 percent during 2006.

Gross Profit

Gross profit increased in 2006 by $36.6 million, or 42.3 percent, compared to 2005. Gross profit as a percentage of net sales increased to 17.9 percent in 2006, compared to 15.2 percent in 2005. Gross profit, excluding special charges, was $125.3 million for 2006, compared to $88.5 million for 2005, representing an increase of $36.8 million or 41.6 percent. As a percentage of net sales, gross profit, excluding special charges, for 2006 was 18.2 percent, compared to 15.6 percent for 2005. Contributing to the increase in gross profit, excluding special charges, were the consolidation of Crisa, higher overall sales and higher production activity in both the United States and Europe, offset by increased expenses for pension and retiree medical benefits and natural gas, higher distribution expenses related to the increased sales, and the warehouse management software implementation issues at our Toledo facility. For a reconciliation of gross profit to gross profit, excluding special charges, see "Reconciliation of Non-GAAP Financial Measures" below.

Income (loss) from operations

Income from operations was $19.3 million in 2006, compared to a loss from operations of $8.9 million in 2005. Income from operations as a percentage of net sales increased to 2.8 percent in 2006, compared to (1.6) percent in 2005. Income from operations, excluding special charges, was $37.8 million for 2006, compared to $18.3 million for 2005, representing an increase of $19.4 million, or 106.1 percent. As a percentage of net sales, income from operations, excluding special charges, for 2006 was 5.5 percent, compared to 3.2 percent for 2005. Selling, general and administrative expenses, excluding special charges, increased by $17.4 million from 2005 to 2006, and represented 12.7 percent of net sales for 2006, compared to 12.4 percent of net sales for 2005. The increase in selling, general and administrative expenses primarily related to the consolidation of Crisa, the new accounting rules with respect to equity compensation expense, accrued profit sharing based on the improved financial results, and start-up costs for our new facility in China. For a reconciliation of income from operations, to income from operations, excluding special charges, see "Reconciliation of Non-GAAP Financial Measures" below.

Earnings (loss) before interest and income taxes (EBIT)

Earnings before interest and income taxes increased by $28.4 million, from $(10.5) million in 2005 to $17.9 million in 2006. EBIT as a percentage of net sales increased to 2.6 percent in 2006, compared to (1.8) percent in 2005. EBIT, excluding special charges, was $36.4 million for 2006, compared to $16.8 million for 2005, representing an increase of $19.6 million or 116.7 percent. As a percentage of net sales, EBIT, excluding special charges, for 2006 was 5.3 percent, compared to 3.0 percent for 2005. EBIT, excluding special charges, increased due to the increase in income from operations, excluding special charges, and an increase in pretax equity earnings from Crisa of $6.1 million as a result of higher sales, higher translation gain, and lower natural gas and electricity expenses. Partially offsetting these improvements was an increase in other expense of $5.8 million, primarily attributable to an increase in our natural gas contracts (note 16) and translation losses. For a reconciliation of EBIT to net loss and a reconciliation of EBIT, excluding special charges, see "Reconciliation of Non-GAAP Financial Measures" below.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

EBITDA increased by $31.8 million, or 146.2 percent, from $21.7 million in 2005 to $53.5 million in 2006. As a percentage of net sales, EBITDA was 7.8 percent in 2006, compared to 3.8 percent in 2005. EBITDA, excluding special charges, was $72.0 million for 2006, compared to $49.0 million for 2005, representing an increase of $23.0 million or 47.0 percent. As a percentage of net sales, EBITDA, excluding special charges, for 2006 was 10.4 percent, compared to 8.6 percent for 2005. The increase in EBITDA, excluding special charges, is attributable to the factors described above with respect to EBIT, excluding special charges, and to an increase in depreciation and amortization in 2006 resulting from higher capital expenditures and the consolidation of Crisa. For a reconciliation of EBITDA to net loss and a reconciliation of EBITDA, excluding special charges, see "Reconciliation on Non-GAAP Financial Measures" below.

Net loss and diluted loss per share

We reported a net loss of $20.9 million, or loss of $1.47 per diluted share, in 2006, compared to a net loss of $19.4 million, or loss of $1.39 per diluted share, in 2005. Net loss as a percentage of net sales was (3.0) percent, compared to (3.4) percent in 2005. Net loss, excluding special charges, increased by $4.9 million from $1.1 million in 2005 to $(3.8) million in 2006. Net loss increased in 2006 as the result of increased interest expense of $31.3 million, partially offset by the increase in EBIT described above. The increase in interest expense is the result of the refinancing consummated on June 16, 2006. Contributing to the increase in interest expense was a write-off of $4.9 million of financing fees associated with debt retired during 2006, as well as higher debt and higher average interest rates. See further discussion under "Borrowings" below. The effective tax rate increased to 27.1 percent during 2006 from 24.8 percent in 2005. This change in the rate was primarily attributable to the Crisa acquisition and related financing.

SEGMENT RESULTS OF OPERATIONS

The following table summarizes the results of operations for our three segments described as follows:

- North American Glass-includes sales of glass tableware from subsidiaries throughout the United States, Canada and Mexico.
- North American Other-includes sales of ceramic dinnerware; metal tableware, hollowware and serveware; and plastic items from subsidiaries in the United States.
- International-includes worldwide sales of glass tableware from subsidiaries outside the United States, Canada and Mexico.

Year End December 31,	2007	2006	Variance In Dollars	Variance In Percent	2006	2005	Variance In Dollars	Variance In Percent
	Dollars in thousands, except percentages							
Net sales:								
North American Glass	**$568,495**	$476,696	$ 91,799	19.3%	$476,696	$365,037	$111,659	30.6%
North American Other	**121,217**	114,581	6,636	5.8%	114,581	109,945	4,636	4.2%
International	**136,727**	106,798	29,929	28.0%	106,798	95,399	11,399	11.9%
Eliminations	**(12,279)**	(8,595)			(8,595)	(2,248)		
Consolidated net sales	**$814,160**	$689,480	$124,680	18.1%	$689,480	$568,133	$121,347	21.4%
Earnings (loss) before interest and taxes (EBIT):								
North American Glass	**$ 54,492**	$ 5,471	$ 49,021	896.0%	$ 5,471	$ 7,062	$ (1,591)	(22.5)%
North American Other	**15,670**	9,382	6,288	67.0%	9,382	(14,411)	23,793	165.1%
International	**4,717**	3,161	1,556	49.2%	3,161	(3,101)	6,262	201.9%
Consolidated EBIT	**$ 74,879**	$ 18,014	$ 56,865	315.7%	$ 18,014	$(10,450)	$ 28,464	272.4%
EBIT Margin:								
North American Glass	**9.6%**	1.1%			1.1%	1.9%		
North American Other	**12.9%**	8.2%			8.2%	(13.1)%		
International	**3.4%**	3.0%			3.0%	(3.3)%		
Consolidated EBIT Margin	**9.2%**	2.6%			2.6%	(1.8)%		
Special Charges (excluding write-off of financing fees):								
North American Glass	$ —	$ 18,534	$(18,534)	100.0%	$ 18,534	$ 10,136	$ 8,398	82.9%
North American Other	—	(42)	42	100.0%	(42)	17,100	(17,142)	(100.2)%
International	—	—	—		—	—	—	
Consolidated special charges	$ —	$ 18,492	$(18,492)	100.0%	$ 18,492	$ 27,236	$ (8,744)	32.1%

Discussion of 2007 vs. 2006 Segment Results of Operations

North American Glass

Net sales increased 19.3 percent from $476.7 million in 2006 to $568.5 million in 2007. Of the total increase in net sales, approximately 14.5 percent is attributable to the consolidation of Crisa, 2.7 percent relates to shipments to retail glassware customers, approximately 1.1 percent relates to shipments to foodservice and industrial glassware customers and approximately 0.7 percent relates to shipments to export customers outside of North America.

EBIT increased by $49.0 million to $54.5 million in 2007, compared to $5.5 million in 2006. EBIT as a percentage of net sales, increased to 9.6 percent in 2007, compared to 1.1 percent in 2006. The key contributors to the improvement in EBIT were the impact of higher net sales and operating activity in North American Glass operations of $11.6 million, the full year consolidation of Crisa of approximately $9.1 million and an approximately $6.2 million increase in non-operating income primarily related to foreign currency translation gains, non-recurring charges on Crisa's prior year natural gas contracts and the sale of environmental credits. In addition, EBIT increased due to a $4.7 million reduction in North American Glass selling, general and administrative expense primarily resulting from lower incentive based compensation. The prior year included a fixed asset charge and inventory write-down of $18.5 million related to Crisa's capacity rationalization ("Project Tiger"). Offsetting these improvements was an increase in natural gas expense of $1.9 million.

North American Other

Net sales increased 5.8 percent to $121.2 million from $114.6 million in 2006. Of the total increase in net sales, approximately 3.7 percent is attributed to an increase in shipments of World Tableware products and a 1.8 percent increase in shipments of Syracuse China products.

EBIT increased by $6.3 million to $15.7 million in 2007, compared to $9.4 million in 2006. EBIT as a percentage of net sales increased to 12.9 percent in 2007, compared to 8.2 percent in 2006. The key contributors to the increased EBIT were higher net sales and operating activity at Syracuse China of $3.6 million, higher net sales of World Tableware products of approximately $2.7 million, higher net sales and operating activity at Traex of $0.3 million and a $1.1 million gain on the sale of excess land at Syracuse China. Partially offsetting these improvements were higher North American Other selling, general and administrative expenses of $1.8 million primarily resulting from the increased net sales.

International

In 2007, net sales increased 28.0 percent to $136.7 million from $106.8 million in 2006. Of the total increase in net sales, approximately 12.7 percent is attributed to an increase in shipments to Royal Leerdam and Crisal customers, approximately 7.4 percent relates to shipments from Libbey China, and approximately 9.1 percent relates to a stronger euro compared to the prior year.

EBIT increased by $1.6 million to $4.7 million in 2007, compared to $3.2 million in 2006. EBIT as a percentage of net sales increased to 3.4 percent in 2007, compared to 3.0 percent in 2006. The key contributors to the increased EBIT were increased net sales and operating activity at Royal Leerdam and Crisal of $5.8 million and a $4.3 million gain on the sale of excess land in the Netherlands. Partially offsetting these improvements were start-up costs at Libbey China of approximately $2.4 million, higher natural gas expense in Europe of approximately $3.4 million, a $2.0 million reduction in equity earnings from our 49 percent ownership of Crisa prior to the acquisition of the remaining 51 percent in June of 2006 and a $0.7 million increase in selling, general and administrative expenses primarily related to the increased net sales.

Discussion of 2006 vs. 2005 Segment Results of Operations

North American Glass

Net sales increased 30.6 percent from $365.0 million in 2005 to $476.7 million in 2006. Excluding Crisa's net sales from June 16, 2006 through December 31, 2006, net sales increased 6.0 percent compared to 2005. This increase in net sales, excluding Crisa, was attributable to an increase of more than 6.0 percent in shipments to foodservice glassware customers and an increase of 9.0 percent to retail glassware customers. Shipments to industrial customers declined 7.0 percent during 2006.

EBIT decreased by $1.6 million to $5.5 million in 2006, compared to $7.1 million in 2005. EBIT as a percentage of net sales decreased to 1.1 percent in 2006, compared to 1.9 percent in 2005. EBIT, excluding special charges, was $24.0 million for 2006, compared to $17.2 million in 2005. As a percentage of net sales, EBIT, excluding special charges, increased to 5.0 percent in 2006, compared to 4.7 percent in 2005. Higher net sales and production activity of approximately $12.5 million, together with the consolidation of Crisa of $3.0 million, contributed to the improvement in EBIT, excluding special charges, compared to 2005. Partially offsetting these improvements were higher distribution costs related to the increased net sales of $2.5 million and the warehouse management software implementation issues at our Toledo facility, and a $3.5 million increase in charges related to natural gas contracts. For a reconciliation of North American Glass EBIT, excluding special charges, see "Reconciliation of Non-GAAP Financial Measures" below.

North American Other

Net sales increased 4.2 percent from $109.9 million in 2005 to $114.6 million in 2006. This increase in net sales was attributable to increases of more than 8.0 percent in shipments of Traex products and World Tableware products, partially offset by a decline of 2.4 percent in shipments of Syracuse China products.

EBIT increased by $23.8 million to $9.4 million, compared to $(14.4) million in 2005. EBIT as a percentage of net sales increased to 8.2 percent in 2006, compared to (13.1) percent in 2005. EBIT, excluding special charges, was $9.3 million for 2006, compared to $2.7 million in 2005. As a percentage of net sales, EBIT, excluding special charges, increased to 8.2 percent in 2006, compared to 2.4 percent in 2005. Higher net sales, improved margins and significantly higher production activity of $5.7 million contributed to the increase in EBIT, excluding special charges. For a reconciliation of North American Other EBIT, excluding special charges, see "Reconciliation of Non-GAAP Financial Measures" below.

International

For 2006, net sales increased 11.9 percent to $106.8 million from $95.4 million in 2005. This increase in net sales was attributable to increased shipments of Royal Leerdam product of approximately 12.3 percent and shipments of Crisal product of 13.9 percent. The foreign exchange impact of translating euros to U.S. dollars was 0.8 percent.

EBIT increased by $6.3 million to $3.2 million in 2006, compared to $(3.1) million in 2005. EBIT as a percentage of net sales increased to 3.0 percent in 2006, compared to (3.3) percent in 2005. Contributing to the improvement in EBIT in 2006 compared to 2005 were increased net sales and production activity at Royal Leerdam and Crisal of $3.3 million and an increase in pretax equity earnings from Crisa of $6.1 million (Crisa results of operations post June 15, 2006 are included in the North American Glass reporting segment), all of which more than offset costs associated with the start up of the new facility in China of approximately $3.3 million.

CAPITAL RESOURCES AND LIQUIDITY

Balance Sheet and Cash flows

Cash and Equivalents

At December 31, 2007, our cash balance decreased to $36.5 million from $41.8 million at December 31, 2006. The $5.3 million decrease was primarily due to funding of our ongoing working capital needs and a reduction of borrowings under our ABL Facility.

Working Capital

The following table presents working capital components for 2007 and 2006:

December 31,	2007	2006	Variance In Dollars	Variance In Percent
	Dollars in thousands, except percentages, DSO, DIO, DPO, and DWC			
Accounts receivable — net	$ 93,333	$ 96,783	$ (3,450)	(3.6)%
DSO(1)(6)	41.8	46.3		
Inventories — net	182,942	159,123	23,819	15.0%
DIO(2)(6)	82.0	76.1		
Accounts payable	75,387	67,493	7,894	11.7%
DPO(3)(6)	33.8	32.3		
Working Capital(4)	$200,888	$188,413	$12,475	6.6%
DWC(5)(6)	90.0	90.1		
Percentage of net sales(6)	24.7%	24.7%		

DSO, DIO, DPO and DWC are all calculated using net sales as the denominator and a 365-day calendar year.

(1) Days sales outstanding (DSO) measures the number of days it takes to turn receivables into cash.

(2) Days inventory outstanding (DIO) measures the number of days it takes to turn inventory into cash.

(3) Days payable outstanding (DPO) measures the number of days it takes to pay the balances of our accounts payable.

(4) Working capital is defined as inventories and accounts receivable less accounts payable. See "Reconciliation of Non-GAAP Financial Measures" below for the calculation of this non-GAAP financial measure and for further discussion as to the reasons we believe this non-GAAP financial measure is useful.

(5) Days working capital (DWC) measures the number of days it takes to turn our working capital into cash.

(6) The 2006 calculations include Crisa proforma net sales for 2006.

Working capital, defined as inventories and accounts receivable less accounts payable, increased by $12.5 million in 2007, compared to 2006. As a percentage of net sales, working capital remained constant at 24.7 percent in 2007, compared to 2006. The increase in working capital is primarily the result of the working capital investment at our new production facility in China and higher inventories in the United States and Portugal.

Borrowings

The following table presents our total borrowings:

	Interest Rate	Maturity Date	December 31, 2007	December 31, 2006
		Dollars in thousands		
Borrowings under ABL facility	floating	December 16, 2010	$ 7,366	$ 46,210
Senior notes	floating(1)	June 1, 2011	306,000	306,000
PIK notes(2)	16.00%	December 1, 2011	127,697	109,480
Promissory note	6.00%	January 2008 to September 2016	1,830	1,985
Notes payable	floating	January 2008	622	226
RMB loan contract	floating	July 2012 to January 2014	34,275	32,050
RMB working capital loan	floating	March 2010	6,855	—
Obligations under capital leases	floating	January 2008 to May 2009	1,018	1,548
BES Euro line	floating	January 2010 to January 2014	15,962	—
Other debt	floating	September 2009	1,432	1,954
Total borrowings			$503,057	$499,453
Less — unamortized discounts and warrants			6,423	8,221
Total borrowings — net(3)(4)			$496,634	$491,232

(1) See "Derivatives" below and Note 9.

(2) Additional PIK notes were issued on June 1, 2007, December 1, 2007 and December 1, 2006, to pay the semi-annual interest. During the first three years, interest is payable by the issuance of additional PIK notes.

(3) Total borrowings includes notes payable, long-term debt due within one year and long-term debt as stated in our Consolidated Balance Sheets.

(4) See "Contractual Obligations" below for scheduled payments by period.

We had total net borrowings of $496.6 million at December 31, 2007, compared to total net borrowings of $491.2 million at December 31, 2006. The $5.4 million increase in borrowings was the result of additional PIK notes issued on June 1 and December 1 and new credit facilities at Crisal and Libbey Glassware (China) to fund working capital requirements, offset by a reduction in borrowings under our ABL facility.

Of our total indebtedness, $173.5 million is subject to fluctuating interest rates at December 31, 2007. A change of one percentage point in such rates would result in a change in interest expense of approximately $1.7 million on an annual basis.

Included in interest expense is the amortization of discounts and warrants on the Senior Notes and PIK Notes and financing fees of $5.1 million and $1.6 million for December 31, 2007, and December 31, 2006, respectively.

Cash Flow

The following table presents key drivers to free cash flow for 2007, 2006 and 2005:

Year Ended December 31,	2007	2006	Variance In Dollars	Variance In Percent	2006	2005	Variance In Dollars	Variance In Percent
	Dollars in thousands, except percentages							
Net cash provided by operating activities	$ 51,457	$ 54,858	$ (3,401)	(6.2)%	$ 54,858	$ 38,113	$ 16,745	43.9%
Capital expenditures	(43,121)	(73,598)	(30,477)	(41.4)%	(73,598)	(44,270)	29,328	66.2%
Acquisitions and related costs	—	(78,434)	(78,434)	(100.0)%	(78,434)	(28,948)	49,486	170.9%
Proceeds from asset sales and other	8,213	—	8,213	100.0%	—	212	(212)	(100.0)%
Free cash flow(1)	$ 16,549	$(97,174)	$113,723	117.0%	$(97,174)	$(34,893)	$(62,281)	(178.5)%

(1) We believe that free cash flow (net cash provided by operating activities, less capital expenditures and acquisitions and related costs, plus proceeds from asset sales and other) is a useful metric for evaluating our financial performance, as it is a measure we use internally to assess performance. See "Reconciliation of Non-GAAP Financial Measures" below for a reconciliation of net cash provided by operating activities to free cash flow and a further discussion as to the reasons we believe this non-GAAP financial measure is useful.

Discussion of 2007 vs. 2006 Cash Flow

Our net cash provided by operating activities was $51.5 million in 2007, compared to net cash provided by operating activities of $54.9 million in 2006, or a decrease of $3.4 million. The decrease is primarily related to an increase in earnings more than offset by higher uses of cash for inventory and pension contributions.

Net cash used in investing activities was $34.9 million in 2007, compared to $152.0 million in 2006, or a decrease of $117.1 million. The primary contributors to this reduction were the purchase of Crisa in 2006 for $78.4 million, a $30.5 million decrease in capital expenditures (driven by a reduction in spending resulting from the completion of the construction of our new facility in China in 2006), and proceeds from asset sales and other items of $8.2 million in 2007, primarily attributable to the sale of excess land in Syracuse, N.Y. and the Netherlands.

Net cash used by financing activities was $22.4 million in 2007, compared to $135.3 million net cash provided by financing activities in 2006. The net cash used by financing activities in 2007 is primarily attributable to the repayment of borrowings under our ABL facility, partially offset by new working capital facilities in Europe and China. The 2006 net cash provided by financing activities resulted from the additional debt incurred in connection with the acquisition of Crisa and the construction of our production facility in China.

Free cash flow was $16.5 million in 2007, compared to $(97.2) million in 2006, an improvement of $113.7 million. The primary contributors to this improvement are the result of the changes in net cash used in investing activities discussed above. These were partially offset by a decrease in cash flow from operating activities as discussed above.

Discussion of 2006 vs. 2005 Cash Flow

Net cash provided by operating activities increased $16.7 million to $54.9 million in 2006, compared to $38.1 million in 2005. The increase is primarily related to an increase in earnings, excluding special charges, and a reduction in working capital. Other factors impacting cash flow were an increase in non-cash pension and nonpension postretirement expense and a decrease in non-cash workers compensation expense.

Net cash used in investing activities was $152.0 million in 2006, compared to $73.0 million in 2005, or an increase of $79.0 million. The primary contributors to this change were the purchase of Crisa in 2006 for $78.4 million and a $29.3 million increase in capital expenditures (driven by the expenditures related to the construction of our new facility in China). In 2005, we incurred acquisition and related costs for our purchase of Crisal of $28.9 million.

Net cash provided by financing activities was $135.3 million in 2006, compared to $31.9 million in 2005, or an increase of $103.4 million. The 2006 net cash provided by financing activities resulted from the additional debt incurred in connection with the acquisition of Crisa and the construction of our production facility in China. The 2005 net cash provided by financing activities resulted from additional debt incurred in connection with the purchase of Crisal.

Free cash flow was $(97.2) million in 2006, compared to $(34.9) million in 2005, a decrease of $62.3 million. This decline is mainly attributable to the increase in net cash provided by operating activities, which was more than offset by an increase in capital expenditures (including $36.9 million for the construction of our new facility in China) and the Crisa acquisition of $78.4 million.

Derivatives

We have Interest Rate Protection Agreements (Rate Agreements) with respect to $200 million of debt as a means to manage our exposure to variable interest rates. The Rate Agreements effectively convert this portion of our long-term borrowings from variable rate debt to fixed-rate debt, thus reducing the impact of interest rate changes on future results. The fixed interest rate for our borrowings related to the Rate Agreements at December 31, 2007, excluding applicable fees, is 5.24 percent per year and the total interest rate, including applicable fees, is 12.24 percent per year. The average maturity of these Rate Agreements is 1.9 years at December 31, 2007. Total remaining debt not covered by the Rate Agreements has fluctuating interest rates with a weighted average rate of 11.91 percent per year at December 31, 2007. The fair market value for the Rate Agreements at December 31, 2007 and 2006, respectively, was $(5.3) million and $1.2 million.

We also use commodity futures contracts related to forecasted future natural gas requirements. The objective of these futures contracts is to limit the fluctuations in prices paid and potential losses in earnings or cash flows from adverse price movements in the underlying commodity. We consider our forecasted natural gas requirements in determining the quantity of natural gas to hedge. We combine the forecasts with historical observations to establish the percentage of forecast eligible to be hedged, typically ranging from 40 percent to 70 percent of our anticipated requirements, generally six or more months in the future. At December 31, 2007, we had commodity futures contracts for 2,820,000 million British Thermal Units (BTU's) of natural gas with a fair market value of $(1.8) million. We have hedged a portion of our forecasted transactions through February 2009. At December 31, 2006, we had commodity futures contracts for 3,450,000 million BTU's of natural gas with a fair market value of $(5.3) million.

During 2007, we entered into a foreign currency contract for 212.0 million pesos for a contractual payment due to Vitro in January 2008, related to the Crisa acquisition. The fair market value of the foreign currency contract at December 31, 2007 was $0.4 million.

Share Repurchase Program

Since mid-1998, we have repurchased 5,125,000 shares for $140.7 million, as authorized by our Board of Directors. As of December 31, 2007, authorization remains for the purchase of an additional 1,000,000 shares. During 2007 and 2006, we did not repurchase any common stock. Our ABL Facility and the indentures governing the Senior Secured Notes and the PIK Notes significantly restrict our ability to repurchase additional shares.

We are using a portion of the repurchased common stock to fund our Employee Stock Benefit Plans. See note 15 to the Consolidated Financial Statements for further discussion.

Contractual Obligations

The following table presents our existing contractual obligations at December 31, 2007 and related future cash requirements:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	Payments Due by Period				
	Dollars in thousands				
Borrowings	$ 496,634	$ 1,535	$ 17,985	$442,992	$ 34,122
Interest payments(2)	213,603	41,398	120,559	49,892	1,754
Long term operating leases	117,356	18,810	31,009	26,419	41,118
Payable to Vitro	19,575	19,575	—	—	—
Pension and nonpension(1)	297,956	24,660	51,997	56,917	164,382
Total obligations	$1,145,124	$105,978	$221,550	$576,220	$241,376

(1) It is difficult to estimate future cash contributions as such amounts are a function of actual investment returns, withdrawals from the plan, changes in interest rates, and other factors uncertain at this time. However, we have included our best estimate for contributions through 2017.

(2) The obligations for interest payments are based on December 31, 2007 debt levels and interest rates.

In addition to the above, we have commercial commitments secured by letters of credit and guarantees. Our letters of credit outstanding at December 31, 2007, totaled $8.4 million.

The Company is unable to make a reasonably reliable estimate as to when cash settlement with taxing authorities may occur for our unrecognized tax benefits. Therefore, our liability for unrecognized tax benefits is not included in the table above. See note 11 to the Consolidated Financial Statements for additional information.

Off-Balance Sheet Arrangements

We were a joint venture partner in Vitrocrisa Holding, S. de R.L. de C.V. and related companies (Crisa), the largest glass tableware manufacturer in Latin America, through June 15, 2006. On June 16, 2006, we purchased the remaining 51 percent equity interest in Crisa (see note 4 to the Consolidated Financial Statements). Through June 15, 2006, we recorded our 49 percent interest in Crisa using the equity method of accounting. From this joint venture, we recorded equity earnings (loss), dividends and certain technical assistance income. We also had a reciprocal distribution agreement with our joint venture partner that gave us exclusive distribution rights with respect to Crisa's glass tableware products in the U.S. and Canada, and gave Crisa the exclusive distribution rights with respect to our glass tableware products in Latin America. In addition, we guaranteed a portion of Crisa's bank debt. While we owned 49 percent of Crisa, we evaluated this investment and related arrangements in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 46R, "Consolidation of Variable Interest Entities" (FIN 46R), and determined that Crisa was a Variable Interest Entity (VIE), as defined by FIN 46R; however, we were not considered the primary beneficiary, as we did not absorb the majority of expected losses or received the majority of expected residual returns. Therefore, Crisa was not consolidated in our Consolidated Financial Statements through June 15, 2006. Since we acquired the remaining 51 percent of Crisa on June 16, 2006, we have consolidated Crisa's financial statements. See notes 4 and 6 to the Consolidated Financial Statements for disclosure regarding financial information relating to Crisa.

Capital Resources and Liquidity

Based on our current level of operations, we believe our cash flow from operations, our cash and cash equivalents and available capacity under our ABL Facility will be adequate to meet our liquidity needs for at least the next twelve months. Our ability to fund our working capital needs, debt payments and other obligations, capital expenditures program and other funding requirements, and to comply with debt agreements, depends on our future operating performance and cash flow (see Part II, Item 1A. Risk Factors).

Reconciliation of Non-GAAP Financial Measures

We sometimes refer to data derived from consolidated financial information but not required by GAAP to be presented in financial statements. Certain of these data are considered "non-GAAP financial measures" under Securities and Exchange Commission (SEC) Regulation G. We believe that non-GAAP data provide investors with a more complete understanding of underlying results in our core business and trends. In addition, we use non-GAAP data internally to assess performance. Although we believe that the non-GAAP financial measures presented enhance investors' understanding of our business and performance, these non-GAAP measures should not be considered an alternative to GAAP.

Reconciliation of net loss to EBIT and EBITDA

Year Ended December 31,	2007	2006	2005
	Dollars in thousands		
Net loss	$ (2,307)	$(20,899)	$(19,355)
Add:			
Interest expense	65,888	46,594	15,255
Provision (benefit) for income taxes	11,298	(7,747)	(6,384)
Earning (loss) before interest and income taxes (EBIT)	74,879	17,948	(10,484)
Add:			
Depreciation and amortization (adjusted for minority interest)	41,572	35,556	32,217
Earnings before interest, taxes, depreciation and amortization, after minority interest adjustment (EBITDA)	$116,451	$ 53,504	$ 21,733

We define EBIT as net income before interest expense and income taxes, after minority interest adjustment. The most directly comparable U.S. GAAP financial measure is earnings before interest, income taxes and minority interest.

We believe that EBIT is an important supplemental measure for investors in evaluating operating performance in that it provides insight into company profitability. Libbey's senior management uses this measure internally to measure profitability. EBIT also allows for a measure of comparability to other companies with different capital and legal structures, which accordingly may be subject to different interest rates and effective tax rates.

The non-GAAP measure of EBIT does have certain limitations. It does not include interest expense, which is a necessary and ongoing part of our cost structure resulting from debt incurred to expand operations. Because this is a material and recurring item, any measure that excludes it has a material limitation. EBIT may not be comparable to similarly titled measures reported by other companies.

We define EBITDA as net income before interest expense, income taxes, depreciation and amortization, after minority interest adjustment. The most directly comparable U.S. GAAP financial measure is earnings before interest, income taxes and minority interest.

We believe that EBITDA is an important supplemental measure for investors in evaluating operating performance in that it provides insight into company profitability and cash flow. Libbey's senior management uses this measure internally to measure profitability and to set performance targets for managers. It also has been used regularly as one of the means of publicly providing guidance on possible future results. EBITDA also allows for a measure of comparability of other companies with different capital and legal structures, which accordingly may be subject to different interest rates and effective tax rates, and to companies that may incur different depreciation and amortization expenses or impairment charges.

The non-GAAP measure of EBITDA does have certain limitations. It does not include interest expense, which is a necessary and ongoing part of our cost structure resulting from debt incurred to expand operations. EBITDA also excludes depreciation and amortization expenses. Because these are material and recurring items, any measure that excludes them has a material limitation. EBITDA may not be comparable to similarly titled measures reported by other companies.

Reconciliation of net cash provided by operating activities to free cash flow

Year Ended December 31,	2007	2006	2005
	Dollars in thousands		
Net cash provided by operating activities	$51,457	$ 54,858	$ 38,113
Less:			
Capital expenditures	43,121	73,598	44,270
Acquisition and related costs	—	78,434	28,948
Plus:			
Proceeds from asset sales and other	8,213	—	212
Free cash flow	$16,549	$(97,174)	$(34,893)

We define free cash flow as net cash provided by operating activities, less capital expenditures and acquisition — related costs, adjusted for proceeds from asset sales and other. The most directly comparable U.S. GAAP financial measure is net cash provided by operating activities.

We believe that free cash flow is important supplemental information for investors in evaluating cash flow performance in that it provides insight into the cash flow available to fund such things as discretionary debt service, acquisitions and other strategic investment opportunities. It is a measure of performance we use to internally evaluate the overall performance of the business.

Free cash flow is used in conjunction with and in addition to results presented in accordance with U.S. GAAP. Free cash flow is neither intended to represent nor be an alternative to the measure of net cash provided by operating activities recorded under U.S. GAAP. Free cash flow may not be comparable to similarly titled measures reported by other companies.

Reconciliation of working capital

December 31,	2007	2006
	Dollars in thousands	
Accounts receivable — net	$ 93,333	$ 96,783
Plus:		
Inventories — net	182,942	159,123
Less:		
Accounts payable	75,387	67,493
Working capital	$200,888	$188,413

We define working capital as accounts receivable (net) plus inventories (net) less accounts payable.

We believe that working capital is important supplemental information for investors in evaluating liquidity in that it provides insight into the availability of net current resources to fund our ongoing operations. Working capital is a measure used by management in internal evaluations of cash availability and operational performance.

Working capital is used in conjunction with and in addition to results presented in accordance with U.S. GAAP. Working capital is neither intended to represent nor be an alternative to any measure of liquidity and operational performance recorded under U.S. GAAP. Working capital may not be comparable to similarly titled measures reported by other companies.

Reconciliation of Non-GAAP Financial Measures for Special Charges

Year Ended December 31,	2007	2006	2005
	Dollars in thousands		
Gross profit	$157,669	$123,164	$ 86,542
Special charges reported in cost of sales	—	2,158	1,965
Gross profit, excluding special charges	$157,669	$125,322	$ 88,507
Income (loss) from operations	$ 66,101	$ 19,264	$ (8,917)
Special charges (excluding write-off of finance fees)	—	18,492	27,236
Income from operations, excluding special charges	$ 66,101	$ 37,756	$ 18,319
Earnings (loss) before interest and income tax before minority interest (EBIT)	$ 74,879	$ 18,014	$(10,450)
Minority Interest	—	(66)	(34)
Earnings (loss) before interest and income tax after minority interest (EBIT)	74,879	17,948	(10,484)
Special charges (excluding write-off of finance fees)	—	18,492	27,236
Earnings (loss) before interest and income tax after minority interest (EBIT), excluding special charges	$ 74,879	$ 36,440	$ 16,752
Reported net loss	$ (2,307)	$(20,899)	$(19,355)
Special charges — net of tax	—	17,055	20,454
Net (loss) income, excluding special charges	$ (2,307)	$ (3,844)	$ 1,099
Income (loss) before income taxes	$ 8,991	$(28,646)	$(25,739)
Add: interest expense	65,888	46,594	15,255
Earnings (loss) before interest and taxes after minority interest (EBIT)	74,879	17,948	(10,484)
Add: depreciation and amortization	41,572	35,556	32,217
Earnings before interest, taxes, depreciation and amortization after minority interest (EBITDA)	116,451	53,504	21,733
Add: Special charges (excluding write-off of finance fees) — pre-tax	—	18,492	27,236
EBITDA, excluding special charges	$116,451	$ 71,996	$ 48,969

Reconciliation of Non-GAAP Financial Measures for Special Charges — Segments

Year Ended December 31,	2007	2006	2005
		Dollars in thousands	
Earnings before interest and income tax (EBIT):			
North American Glass	$54,492	$ 5,471	$ 7,062
North American Other	15,670	9,382	(14,411)
International	4,717	3,161	(3,101)
Total earnings (loss) before interest and income tax (EBIT)	$74,879	$18,014	$(10,450)
Special charges (excluding write-off of finance fees):			
North American Glass	$ —	$18,534	$ 10,136
North American Other	—	(42)	17,100
International	—	—	—
Total special charges (excluding write-off of finance fees)	$ —	$18,492	$ 27,236
Earnings before interest and income tax (EBIT), excluding special charges:			
North American Glass	$54,492	$24,005	$ 17,198
North American Other	15,670	9,340	2,689
International	4,717	3,161	(3,101)
Total earnings before interest and income tax (EBIT), excluding special charges	$74,879	$36,506	$ 16,786

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles requires us to make judgments, estimates and assumptions that affect the reported amounts in the Consolidated Financial Statements and accompanying notes. Note 2 to the Consolidated Financial Statements describes the significant accounting policies and methods used in their preparation. The areas described below are affected by critical accounting estimates and are impacted significantly by judgments and assumptions in the preparation of the Consolidated Financial Statements. Actual results could differ materially from the amounts reported based on these critical accounting estimates.

Revenue Recognition

Revenue is recognized when products are shipped and title and risk of loss has passed to the customer. Revenue is recorded net of returns, discounts and sales incentive programs offered to customers. We offer various incentive programs to a broad base of customers, and we record accruals for these as sales occur. These programs typically offer incentives for purchase activities by customers that include growth objectives. Criteria for payment include the achievement by customers of certain purchase targets and the purchase by customers of particular product types. Management regularly reviews the adequacy of the accruals based on current customer purchases, targeted purchases and payout levels.

Allowance for Doubtful Accounts

Our accounts receivable balance, net of allowances for doubtful accounts, was $93.3 million in 2007, compared to $96.8 million in 2006. The allowance for doubtful accounts was $11.7 million in 2007, compared to $11.5 million in 2006. The allowance for doubtful accounts is established through charges to the provision for bad debts. We regularly evaluate the adequacy of the allowance for doubtful accounts based on historical trends in collections and write-offs, our judgment as to the probability of collecting accounts and our evaluation of business risk. This evaluation is inherently subjective, as it requires estimates that are susceptible to revision as more information becomes available. Accounts are determined to be uncollectible when the debt is deemed to be worthless or only recoverable in part and are written off at that time through a charge against the allowance.

Allowance for Slow-Moving and Obsolete Inventory

We identify slow-moving or obsolete inventories and estimate appropriate allowance provisions accordingly. We provide inventory allowances based upon excess and obsolete inventories driven primarily by future demand forecasts. Historically, these loss provisions have not been significant, as a significant percentage of our inventories is valued using the last-in, first-out (LIFO) method. At December 31, 2007, our inventories were $182.9 million, with loss provisions of $6.4 million, compared to inventories of $159.1 million and loss provisions of $6.1 million at December 31, 2006.

Asset Impairment

Fixed Assets

We review fixed assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether impairment has occurred typically requires various estimates and assumptions. In 2005, we wrote down certain assets to fair value at our Syracuse China facility based upon appraisals performed by an independent third party. This write-down is further disclosed in note 10 to the Consolidated Financial Statements.

Goodwill and Indefinite Life Intangible Assets

Goodwill impairment tests are completed for each reporting unit on an annual basis, or more frequently in certain circumstances where impairment indicators arise. When performing our test for impairment, we use the discounted cash flow method, which incorporates the weighted average cost of capital of a hypothetical third party buyer to compute the fair value of each reporting unit. The fair value is then compared to the carrying value. To the extent that fair value exceeds the carrying value, no impairment exists. However, to the extent the carrying value exceeds fair value, we compare the implied fair value of goodwill to its book value to determine if an impairment should be recorded. This was done as of October 1st for each year presented. Our review indicated an impairment of goodwill of $5.4 million at our Syracuse China facility during 2005. This impairment is further disclosed in note 10 to the Consolidated Financial Statements.

Individual indefinite life intangible assets are also evaluated for impairment on an annual basis, or more frequently in certain circumstances where impairment indicators arise. When performing our test for impairment, we use the discounted cash flow method to compute the fair value, which is then compared to the carrying value of the indefinite life intangible asset. To the extent that fair value exceeds the carrying value, no impairment exists. This was done as of October 1 for each year presented. An impairment loss for intangible assets of $3.7 million was recorded in 2005 for our Syracuse China facility. This impairment is further disclosed in note 10 to the Consolidated Financial Statements.

If the Company's projected future cash flows were lower, or if the assumed weighted average cost of capital were higher, the testing performed as of October 1, 2007, may have indicated an impairment of one or more of the Company's other reporting units and, as a result, the related goodwill would also have been impaired.

Self-Insurance Reserves

We use self-insurance mechanisms to provide for potential liabilities related to workers' compensation and employee health care benefits that are not covered by third-party insurance. Workers' compensation accruals are recorded at the estimated ultimate payout amounts based on individual case estimates. In addition, we record estimates of incurred-but-not-reported losses based on actuarial models.

Group health accruals include estimates of incurred-but-not-reported estimates received from our third party administrator of the plan.

Although we believe that the estimated liabilities for self-insurance are adequate, the estimates described above may not be indicative of current and future losses. In addition, the actuarial calculations used to estimate self-insurance liabilities are based on numerous assumptions, some of which are subjective. We will continue to adjust our estimated liabilities for self-insurance, as deemed necessary, in the event that future loss experience differs from historical loss patterns.

Pension Assumptions

The following are the assumptions used to determine the benefit obligations and pretax income effect for our pension plan benefits for 2007, 2006 and 2005:

	U.S. Plans			Non-U.S. Plans		
	2007	2006	2005	2007	2006	2005
Discount rate	6.16% to 6.32%	5.82% to 5.91%	5.6%	5.5% to 8.5%	4.5% to 8.75%	4.25%
Expected long-term rate of return on plan assets	8.5%	8.75%	8.75%	6.5%	6.5%	6.5%
Rate of compensation increase	3.0% to 6.0%	3.0 to 6.0%	3.0 to 6.0%	2.0% to 4.3%	2.0 to 3.5%	2.0 to 2.5%

Two critical assumptions, discount rate and expected long-term rate of return on plan assets, are important elements of plan expense and asset/liability measurement. We evaluate these critical assumptions on our annual measurement date of December 31. Other assumptions involving demographic factors such as retirement age, mortality and turnover are evaluated periodically and are updated to reflect our experience. Actual results in any given year often will differ from actuarial assumptions because of demographic, economic and other factors.

The discount rate enables us to estimate the present value of expected future cash flows on the measurement date. The rate used reflects a rate of return on high-quality fixed income investments that match the duration of expected benefit payments at our December 31 measurement date. The discount rate at December 31 is used to measure the year-end benefit obligations and the earnings effects for the subsequent year. A lower discount rate increases the present value of benefit obligations and increases pension expense.

To determine the expected long-term rate of return on plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. The expected long-term rate of return on plan assets at December 31 is used to measure the earnings effects for the subsequent year.

Sensitivity to changes in key assumptions is as follows:

- A change of 1 percent in the discount rate would change our total pension expense by approximately $1.3 million.
- A change of 1 percent in the expected long-term rate of return on plan assets would change total pension expense by approximately $2.6 million based on year-end data.

Nonpension Postretirement Assumptions

We use various actuarial assumptions, including the discount rate and the expected trend in health care costs, to estimate the costs and benefit obligations for our retiree welfare plan. The discount rate is determined based on high-quality fixed income investments that match the duration of expected retiree medical benefits at our December 31 measurement date. The discount rate at December 31 is used to measure the year-end benefit obligations and the earnings effects for the subsequent year. The following are the actuarial assumptions used to determine the benefit obligations and pretax income effect for our nonpension postretirement benefits:

	U.S. Plans			Non-U.S. Plans		
	2007	2006	2005	2007	2006	2005
Discount rate	6.16%	5.77%	5.60%	5.14%	4.87%	5.00%
Initial health care trend	8.00%	8.50%	9.00%	8.00%	8.50%	8.00%
Ultimate health care trend	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
Years to reach ultimate trend rate	7	7	4	7	7	3

Sensitivity to changes in key assumptions is as follows:

- A change of 1 percent in the discount rate would change the nonpension postretirement expense by $0.3 million.
- A change of 1 percent in the health care trend rate would not have a material impact upon the nonpension postretirement expense.

Income Taxes

We are subject to income taxes in both the U.S. and foreign jurisdictions. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations as to which the ultimate tax determination is uncertain. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes and interest will be due. These reserves are established when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and may not be sustained on review by tax authorities. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit and the expiration of a statute of limitation.

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax attribute carry-forwards. Deferred income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. FAS No. 109, "Accounting for Income Taxes," requires that a valuation allowance be recorded when it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Deferred income tax assets and liabilities are determined separately for each tax jurisdiction in which the Company conducts its operations or otherwise incurs taxable income or losses. During 2007, we recorded a full valuation allowance against our U.S. deferred income tax assets. In addition, we have valuation allowances against certain deferred income tax assets in the Netherlands and Mexico.

Derivatives and Hedging

We use derivatives to manage a variety of risks, including risks related to interest rates and commodity prices. Accounting for derivatives as hedges requires that, at inception and over the term of the arrangement, the hedged item and related derivative meet the requirements for hedge accounting. The rules and interpretations related to derivatives accounting are complex. Failure to apply this complex guidance will result in all changes in the fair value of the derivative being reported in earnings, without regard to the offsetting in the fair value of the hedged item. The accompanying financial statements reflect consequences of loss hedge accounting for certain positions.

In evaluating whether a particular relationship qualifies for hedge accounting, we first determine whether the relationship meets the strict criteria to qualify for exemption from ongoing effectiveness testing. For a relationship that does not meet these criteria, we test effectiveness at inception and quarterly thereafter by determining whether changes in the fair value of the derivative offset, within a specified range, changes in the fair value of the hedged item. If the fair value changes fail this test, we discontinue applying hedge accounting to that relationship prospectively.

Stock-Based Compensation Expense

On January 1, 2006, we adopted SFAS 123-R, which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors. Stock-based compensation expense recognized under SFAS 123-R for fiscal 2007 was $3.4 million.

Upon adoption of SFAS 123-R, we began estimating the value of employee share-based compensation on the date of grant using the Black-Scholes model. Prior to the adoption of SFAS 123-R, the value of each employee share-based compensation unit was estimated on the date of grant using this same model for the purpose of the pro forma financial information provided in accordance with SFAS 123. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the award, and actual and projected employee stock option exercise behaviors. The use of the Black-Scholes model requires extensive actual employee exercise behavior data and a number of complex assumptions including expected volatility, risk-free interest rate, and expected dividends. See note 15 for additional information.

New Accounting Standards

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"), which changes how business combinations are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 141R is effective January 1, 2009 for Libbey and will be applied prospectively. The impact of adopting SFAS 141R will depend on the nature and terms of future acquisitions.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"), which changes the accounting and reporting standards for the noncontrolling interests in a subsidiary in consolidated financial statements. SFAS 160 recharacterizes minority interests as noncontrolling interests and requires noncontrolling interests to be classified as a component of shareholders equity. SFAS 160 is effective January 1, 2009 for Libbey, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. We do not believe adoption of SFAS 160 will have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option of Financial Assets and Financial Liabilities — Including an Amendment of SFAS No. 115" ("SFAS 159"), which is effective for fiscal years beginning after November 15, 2007. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. We do not presently expect that the adoption of this statement will have a material effect on our consolidated results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. This statement clarifies how to measure fair value as permitted under other accounting pronouncements but does not require any new fair value measurements. However, for some companies, the application of this statement will change current practice. We will be required to adopt SFAS 157 as of January 1, 2008. We do not presently expect that the adoption of SFAS 157 will have a material impact on our consolidated results of operations and financial condition.

ITEM 7A. *QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK*

Currency

We are exposed to market risks due to changes in currency values, although the majority of our revenues and expenses are denominated in the U.S. dollar. The currency market risks include devaluations and other major currency fluctuations relative to the U.S. dollar, euro, RMB or Mexican peso that could reduce the cost competitiveness of our products compared to foreign competition.

Interest Rates

We are exposed to market risk associated with changes in interest rates on our floating debt and have entered into Interest Rate Protection Agreements (Rate Agreements) with respect to $200 million of debt as a means to manage our exposure to fluctuating interest rates. The Rate Agreements effectively convert a portion of our long-term borrowings from variable rate debt to fixed-rate debt, thus reducing the impact of interest rate changes on future income. We had $173.5 million of debt subject to fluctuating interest rates at December 31, 2007. A change of one percentage point in such rates would result in a change in interest expense of approximately $1.7 million on an annual basis. If the counterparties to these Rate Agreements were to fail to perform, we would no longer be protected from interest rate fluctuations by these Rate Agreements. However, we do not anticipate nonperformance by the counterparties. All counterparties were rated AA- or better as of December 2007, by Standard and Poors.

Natural Gas

We are also exposed to market risks associated with changes in the price of natural gas. We use commodity futures contracts related to forecasted future natural gas requirements of our manufacturing operations. The objective of these futures contracts is to limit the fluctuations in prices paid and potential losses in earnings or cash flows from adverse price movements in the underlying natural gas commodity. We consider the forecasted natural gas requirements of our manufacturing operations in determining the quantity of natural gas to hedge. We combine the forecasts with historical observations to establish the percentage of forecast eligible to be hedged, typically ranging from 40 percent to 70 percent of our anticipated requirements, generally six or more months in the future. For our natural gas requirements that are not hedged, we are subject to changes in the price of natural gas, which affect our earnings. If the counterparties to these futures contracts were to fail to perform, we would no longer be protected from natural gas fluctuations by the futures contracts. However, we do not anticipate nonperformance by these counterparties. All counterparties were rated AA- or better as of December 2007, by Standard and Poors.

Retirement Plans

We are exposed to market risks associated with changes in the various capital markets. Changes in long-term interest rates affect the discount rate that is used to measure our benefit obligations and related expense. Changes in the equity and debt securities markets affect the performance of our pension plans' asset performance and related pension expense. Sensitivity to these key market risk factors is as follows:

- A change of 1 percent in the discount rate would change our total expense by approximately $1.6 million.
- A change of 1 percent in the expected long-term rate of return on plan assets would change total pension expense by approximately $2.6 million.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Libbey Inc.

We have audited the accompanying consolidated balance sheets of Libbey Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule included at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. As of December 31, 2005 and for the year ended December 31, 2005, we did not audit the combined financial statements of Vitrocrisa Holding, S. de R.L. de C.V and subsidiaries and Crisa Libbey, S.A. de C.V (collectively the "Vitrocrisa Companies") (corporations in which Libbey owned a 49% interest). As of December 31, 2005 and the year ended December 31, 2005, the Vitrocrisa Companies' financial statements were audited by other auditors whose reports were furnished to us; and, insofar as our opinion on the consolidated financial statements relates to amounts included for these companies, it was based solely on the report of other auditors. In the consolidated financial statements, Libbey Inc.'s equity in the net loss of Vitrocrisa Companies is stated at $(5,056,680) for the year ended December 31, 2005.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Libbey Inc. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for stock-based compensation and defined benefit pension plans and other postretirement plans, respectively, in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Libbey Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Toledo, Ohio
March 17, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Libbey Inc.

We have audited Libbey Inc.'s internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Libbey Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Libbey Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Libbey Inc. as of December 31, 2007 and 2006, and the related consolidated results of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 and our report dated March 17, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Toledo, Ohio
March 17, 2008

Report of Independent Registered Public Accounting Firm

To the stockholders of
Vitrocrisa Holding, S. De R.L. de C.V. and Subsidiaries and Crisa Libbey, S.A. de C.V.
Monterrey, N.L.

We have audited the combined balance sheets of Vitrocrisa Holding, S. de R.L. de C.V. and subsidiaries and Crisa Libbey, S.A. de C.V. (the "Companies") as of December 31, 2005 and 2004, and the related combined statements of operations, changes in stockholders' equity and cash flows for the years then ended (all expressed in thousands of U.S. dollars and not presented separately herein). These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Companies' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements (not presented separately herein) present fairly, in all material respects, the combined financial position of the Companies as of December 31, 2005 and 2004, and the combined results of their operations and their combined cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Subsequent to the issuance of the Companies' 2004 combined financial statements, the Companies' management determined that they had not appropriately recorded their deferred profit sharing or their severance indemnity obligation. As a result, the Companies' combined financial statements have been restated from the amounts previously reported to properly reflect such amounts as disclosed in Note 12 to the combined financial statements (not presented separately herein).

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu

/s/ C.P.C. Ernesto Cruz Velazquez de Leon

Monterrey, N.L. Mexico
February 28, 2006

Libbey Inc.

Consolidated Balance Sheets

December 31,	Footnote Reference	2007	2006
	Dollars in thousands, except per-share amounts		
ASSETS			
Current assets:			
Cash & equivalents		**$ 36,539**	$ 41,766
Accounts receivable — net	*(note 3)*	**93,333**	96,783
Inventories — net	*(note 3)*	**182,942**	159,123
Deferred income taxes	*(note 11)*	**—**	4,120
Prepaid and other current assets	*(note 3)*	**20,072**	19,052
Total current assets		**332,886**	320,844
Other assets:			
Repair parts		**11,137**	9,279
Pension asset	*(note 12)*	**3,253**	—
Software — net	*(note 5)*	**4,888**	4,704
Deferred income taxes	*(note 11)*	**855**	6,974
Purchased intangible assets — net	*(note 4 & 7)*	**30,731**	31,492
Goodwill — net	*(note 4 & 7)*	**177,360**	174,880
Other assets	*(note 3)*	**13,113**	17,717
Total other assets		**241,337**	245,046
Property, plant, and equipment — net	*(note 8)*	**324,889**	312,241
Total assets		**$ 899,112**	$ 878,131
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities:			
Notes payable	*(note 9)*	**$ 622**	$ 226
Accounts payable		**75,387**	67,493
Salaries and wages		**26,865**	28,679
Accrued liabilities	*(note 3 & 10)*	**41,453**	47,622
Payable to Vitro		**19,575**	—
Pension liability (current portion)	*(note 12)*	**1,883**	1,389
Nonpension postretirement benefits (current portion)	*(note 13)*	**3,528**	3,252
Derivative liability	*(note 16)*	**6,737**	4,132
Deferred income taxes	*(note 11)*	**4,462**	—
Long-term debt due within one year	*(note 9)*	**913**	794
Total current liabilities		**181,425**	153,587
Long-term debt	*(note 9)*	**495,099**	490,212
Pension liability	*(note 12)*	**71,709**	77,174
Nonpension postretirement benefits	*(note 13)*	**45,667**	38,495
Payable to Vitro		**—**	19,673
Other long-term liabilities	*(note 3)*	**12,097**	11,140
Total liabilities		**805,997**	790,281
Stockholders' equity:			
Common stock, par value $.01 per share, 50,000,000 shares authorized, 18,697,630 shares issued (18,689,710 shares issued in 2006)		**187**	187
Capital in excess of par value (includes warrants of $1,034 and 485,309 shares in 2007 and 2006)		**306,874**	303,381
Treasury stock, at cost, 4,133,074 shares (4,358,175 in 2006)		**(110,780)**	(129,427)
Retained deficit		**(60,689)**	(40,282)
Accumulated other comprehensive loss	*(note 17)*	**(42,477)**	(46,009)
Total shareholders' equity		**93,115**	87,850
Total liabilities and shareholders' equity		**$ 899,112**	$ 878,131

See accompanying notes

Libbey Inc.

Consolidated Statements of Operations

Year Ended December 31,	Footnote Reference	2007	2006	2005
	Dollars in thousands, except per-share amounts			
Net sales	*(note 2)*	**$814,160**	$689,480	$568,133
Freight billed to customers		**2,207**	2,921	1,932
Total revenues		**816,367**	692,401	570,065
Cost of sales	*(note 2)*	**658,698**	569,237	483,523
Gross profit		**157,669**	123,164	86,542
Selling, general and administrative expenses		**91,568**	87,566	71,535
Impairment of goodwill and other intangible assets	*(note 10)*	**—**	—	9,179
Special charges	*(note 10)*	**—**	16,334	14,745
Income (loss) from operations		**66,101**	19,264	(8,917)
Equity earnings (loss) — pretax	*(note 6)*	**—**	1,986	(4,100)
Other income (expense)	*(note 20)*	**8,778**	(3,236)	2,567
Earnings (loss) before interest, income taxes and minority interest		**74,879**	18,014	(10,450)
Interest expense	*(note 9)*	**65,888**	46,594	15,255
Income (loss) before income taxes and minority interest		**8,991**	(28,580)	(25,705)
Provision (benefit) for income taxes	*(note 11)*	**11,298**	(7,747)	(6,384)
Loss before minority interest		**(2,307)**	(20,833)	(19,321)
Minority interest	*(note 2)*	**—**	(66)	(34)
Net loss		**$ (2,307)**	$(20,899)	$(19,355)
Net loss per share				
Basic	*(note 14)*	**$ (0.16)**	$ (1.47)	$ (1.39)
Diluted	*(note 14)*	**$ (0.16)**	$ (1.47)	$ (1.39)
Weighted average shares				
Outstanding	*(note 14)*	**14,472**	14,182	13,906
Diluted	*(note 14)*	**14,472**	14,182	13,906

See accompanying notes

Libbey Inc.

Consolidated Statements of Shareholders' Equity

	Common Stock Amount(1)	Capital in Excess of Par Value	Treasury Stock Amount(1)	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss) (note 17)	Total
	Dollars in thousands, except per-share amounts					
Balance December 31, 2004	$187	$300,922	$(135,865)	$ 6,925	$(28,606)	$143,563
Comprehensive (loss):						
Net loss				(19,355)		(19,355)
Effect of derivatives — net of tax					5,040	5,040
Net minimum pension liability (including equity investments) — net of tax					(7,176)	(7,176)
Effect of exchange rate fluctuation					(379)	(379)
Total comprehensive loss *(note 17)*						(21,870)
Stock options exercised		99				99
Income tax benefit on stock options		4				4
Stock issued from treasury			3,345			3,345
Dividends — $0.40 per share				(5,536)		(5,536)
Balance December 31, 2005	187	301,025	(132,520)	(17,966)	(31,121)	119,605
Comprehensive (loss):						
Net loss				(20,899)		(20,899)
Effect of derivatives — net of tax					(6,829)	(6,829)
Net minimum pension liability (including equity investments) — net of tax					10,650	10,650
Effect of exchange rate fluctuation					3,070	3,070
Total comprehensive loss *(note 17)*						(14,008)
Adoption of FAS 158 — net of tax					(21,779)	(21,779)
Stock compensation expense		1,322				1,322
Issuance of warrants		1,034				1,034
Stock issued from treasury			3,093			3,093
Dividends — $0.10 per share				(1,417)		(1,417)
Balance December 31, 2006	**187**	**303,381**	**(129,427)**	**(40,282)**	**(46,009)**	**87,850**
Comprehensive income:						
Net loss				**(2,307)**		**(2,307)**
Effect of derivatives — net of tax					**(3,224)**	**(3,224)**
Net minimum pension liability — net of tax					**(2,956)**	**(2,956)**
Effect of exchange rate fluctuation					**9,712**	**9,712**
Total comprehensive income *(note 17)*						**1,225**
Stock options exercised		**88**				**88**
Income tax benefit on stock options		**20**				**20**
Stock compensation expense		**3,385**				**3,385**
Stock issued from treasury			**18,647**	**(16,654)**		**1,993**
Dividends — $0.10 per share				**(1,446)**		**(1,446)**
Balance December 31, 2007	**$187**	**$306,874**	**$(110,780)**	**$(60,689)**	**$(42,477)**	**$ 93,115**

(1) Share amounts are as follows:

	Common Stock Shares	Treasury Stock Shares	Total
Balance December 31, 2004	18,685,210	4,879,310	13,805,900
Stock options exercised	4,500		4,500
Stock issued from treasury		(197,589)	197,589
Balance December 31, 2005	18,689,710	4,681,721	14,007,989
Stock issued from treasury	—	(323,546)	323,546
Balance December 31, 2006	**18,689,710**	**4,358,175**	**14,331,535**
Stock options exercised	**7,920**		**7,920**
Stock issued from treasury	**—**	**(225,101)**	**225,101**
Balance December 31, 2007	**18,697,630**	**4,133,074**	**14,564,556**

See accompanying notes

Libbey Inc.

Consolidated Statements of Cash Flows

Year Ended December 31,	Footnote Reference	2007	2006	2005
		Dollars in thousands		
Operating activities				
Net loss		**$ (2,307)**	$ (20,899)	$(19,355)
Adjustments to reconcile net loss to net cash provided by operating activities:				
Depreciation and amortization	*(note 5,7,8)*	**41,572**	35,720	32,481
Gain on sale of assets		**(4,923)**	—	—
Equity (earnings) loss — net of tax	*(note 6)*	—	(1,493)	4,556
Change in accounts receivable		**3,951**	9,745	(9,539)
Change in inventories		**(21,091)**	7,131	8,322
Change in accounts payable		**5,152**	(425)	(6,915)
PIK interest	*(note 9)*	**18,217**	—	—
Deferred income tax valuation allowance	*(note 11)*	**15,283**	—	—
Special charges	*(note 10)*	**(920)**	20,023	16,542
Pension and postretirement		**(3,061)**	9,885	4,901
Other operating activities		**(416)**	(4,829)	7,120
Net cash provided by operating activities		**51,457**	54,858	38,113
Investing activities				
Additions to property, plant and equipment		**(43,121)**	(73,598)	(44,270)
Acquisition and related costs, net of cash acquired	*(note 4)*	—	(78,434)	(28,948)
Proceeds from asset sales and other		**8,213**	—	212
Net cash used in investing activities		**(34,908)**	(152,032)	(73,006)
Financing activities				
Net ABL credit facility		**(41,122)**	43,968	—
Net revolving credit facility		—	(149,078)	37,735
Other net borrowings (repayments)		**20,272**	(81,030)	1,917
Other borrowings		—	31,393	—
Note payments		—	(100,000)	—
Note proceeds		—	407,260	—
Debt financing fees		**(219)**	(15,798)	(2,301)
Stock options exercised	*(note 15)*	**108**	—	99
Dividends paid		**(1,446)**	(1,417)	(5,536)
Other financing activities		—	—	(23)
Net cash (used in) provided by financing activities		**(22,407)**	135,298	31,891
Effect of exchange rate fluctuations on cash		**631**	400	—
(Decrease) increase in cash		**(5,227)**	38,524	(3,002)
Cash & equivalents at beginning of year		**41,766**	3,242	6,244
Cash & equivalents at end of year		**$ 36,539**	$ 41,766	$ 3,242
Supplemental disclosure of cash flows information:				
Cash paid during the year for interest		**$ 43,340**	$ 28,268	$ 13,216
Cash paid (net of refunds received) during the year for income taxes		**$ (6,128)**	$ 12,839	$ 5,381

See accompanying notes

(Dollars in thousands, except share data and per-share amounts)

1. Description of the Business

Libbey is the leading producer of glass tableware products in the Western Hemisphere, in addition to supplying to key markets throughout the world. We produce glass tableware in five countries and sell to customers in over 100 countries. We have the largest manufacturing, distribution and service network among North American glass tableware manufacturers. We design and market an extensive line of high-quality glass tableware, ceramic dinnerware, metal flatware, hollowware and serveware, and plastic items to a broad group of customers in the foodservice, retail, business-to-business and industrial markets. We own and operate two glass tableware manufacturing plants in the United States as well as glass tableware manufacturing plants in the Netherlands, Portugal, China and Mexico. We also own and operate a ceramic dinnerware plant in New York and a plastics plant in Wisconsin. In addition, we import products from overseas in order to complement our line of manufactured items. The combination of manufacturing and procurement allows us to compete in the global tableware market by offering an extensive product line at competitive prices.

2. Significant Accounting Policies

Basis of Presentation The Consolidated Financial Statements include Libbey Inc. and its majority-owned subsidiaries (collectively, Libbey or the Company). Our fiscal year end is December 31st. Prior to June 16, 2006, we recorded our 49 percent interest in Crisa using the equity method. On June 16, 2006, we acquired the remaining 51 percent of Crisa; as a result, effective that date Crisa's results are included in the Consolidated Financial Statements. Prior to October 13, 2006, we owned 95 percent of Crisal-Cristalaria Automatica S.A. (Crisal). The 5 percent equity interest of Crisal that we did not own prior to October 13, 2006 is shown as minority interest in the Consolidated Financial Statements. On October 13, 2006, we acquired the remaining 5 percent of Crisal. All material intercompany accounts and transactions have been eliminated. The preparation of financial statements and related disclosures in conformity with United States generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results could differ materially from management's estimates.

Consolidated Statements of Operations Net sales in our Consolidated Statements of Operations include revenue earned when products are shipped and title and risk of loss has passed to the customer. Revenue is recorded net of returns, discounts and incentives offered to customers. Cost of sales includes cost to manufacture and/or purchase products, warehouse, shipping and delivery costs, royalty expense and other costs.

Revenue Recognition Revenue is recognized when products are shipped and title and risk of loss have passed to the customer. Revenue is recorded net of returns, discounts and incentives offered to customers. We estimate returns, discounts and incentives at the time of sale based on the terms of the agreements, historical experience and forecasted sales. We continually evaluate the adequacy of these methods used to estimate returns, discounts and incentives.

Accounts Receivable and Allowance for Doubtful Accounts We record trade receivables when revenue is recorded in accordance with our revenue recognition policy and relieve accounts receivable when payments are received from customers. The allowance for doubtful accounts is established through charges to the provision for bad debts. We regularly evaluate the adequacy of the allowance for doubtful accounts based on historical trends in collections and write-offs, our judgment as to the probability of collecting accounts and our evaluation of business risk. This evaluation is inherently subjective, as it requires estimates that are susceptible to revision as more information becomes available. Accounts are determined to be uncollectible when the debt is deemed to be worthless or only recoverable in part and are written off at that time through a charge against the allowance.

Inventory Valuation Inventories are valued at the lower of cost or market. The last-in, first-out (LIFO) method was used for 40.7 percent and 40.4 percent of our inventories in 2007 and 2006, respectively. The remaining inventories are valued using either the first-in, first-out (FIFO) or average cost method. For those inventories valued on the LIFO method, the excess of FIFO, or weighted average cost over LIFO, was $17.4 million and $15.9 million for 2007 and 2006, respectively.

Purchased Intangible Assets and Goodwill Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), requires goodwill and purchased indefinite life intangible assets to be reviewed for impairment annually, or more frequently if impairment indicators arise. Intangible assets with lives restricted by contractual, legal or other means will continue to be amortized over their useful lives. As of October 1st of each year, we update our separate impairment evaluations for both goodwill and indefinite life intangible assets. In 2007 and 2006, our review did not indicate any impairment of goodwill or indefinite life intangibles. For further disclosure on goodwill and intangibles, see note 7.

Software We account for software in accordance with Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Software represents the costs of internally developed and purchased software packages for internal use. Capitalized costs include software packages, installation and/or internal labor costs. These costs generally are amortized over a five-year period.

Property, Plant and Equipment Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 3 to 14 years for equipment and furnishings and 10 to 40 years for buildings and improvements. Maintenance and repairs are expensed as incurred.

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Measurement of an impairment loss for long-lived assets that we expect to hold and use is based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. See note 10 for further disclosure.

Self-Insurance Reserves Self-Insurance reserves reflect the estimated liability for group health and workers' compensation claims not covered by third-party insurance. We accrue estimated losses based on actuarial models and assumptions as well as our historical loss experience. Workers' compensation accruals are recorded at the estimated ultimate payout amounts based on individual case estimates. In addition, we record estimates of incurred-but-not-reported losses based on actuarial models. Group health accruals are based on estimates of incurred-but-not-reported estimates received from our third party administrator of the plan.

Pension and Nonpension Postretirement Benefits Effective January 1, 2006, we adopted SFAS No. 158, Employers Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132 R (effective December 31, 2006). SFAS 158 requires recognition of the over-funded or under-funded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits and any remaining prior transaction amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost are recognized in accumulated other comprehensive income, net of tax effect where appropriate.

The U.S. pension plans cover our hourly employees and those salaried U.S.-based employees hired before January 1, 2006. The non-U.S. pension plans cover the employees of our wholly-owned subsidiaries, Royal Leerdam, located in the Netherlands, and Crisa, located in Mexico. For further discussion see note 12.

We also provide certain postretirement health care and life insurance benefits covering substantially all U.S. and Canadian salaried employees hired before January 1, 2004. Employees are generally eligible for benefits upon reaching a certain age and completion of a specified number of years of creditable service. Benefits for most hourly retirees are determined by collectible bargaining. Under a cross-indemnity agreement, Owens-Illinois, Inc. assumed liability for the nonpension postretirement benefit of our retirees who had retired as of June 24, 1993. Therefore, the benefits related to these retirees is not included in our liability.

Income Taxes Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax attribute carry-forwards. Deferred income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. FAS No. 109, "Accounting for Income Taxes," requires that a valuation allowance be recorded when it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

Deferred income tax assets and liabilities are determined separately for each tax jurisdiction in which the Company conducts its operations or otherwise incurs taxable income or losses. In the United States, the Company has recorded a full valuation allowance against its deferred income tax assets. In addition, valuation allowances have been recorded in the Netherlands and Mexico.

Effective January 1, 2007, we adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of FIN 48, we must review all of our tax positions and make a determination as to whether our position is more-likely-than-not to be sustained upon examination by taxing authorities. If a tax position meets the more-likely-than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying issue.

Derivatives We account for derivatives in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137 and 138. We hold derivative financial instruments to hedge certain of our interest rate risks associated with long-term debt, commodity price risks associated with forecasted future natural gas requirements and foreign exchange rate risks associated with occasional transactions denominated in a currency other than the U.S. dollar. These derivatives (except for all natural gas contracts entered into by Crisa before our June 16, 2006 acquisition of the remaining 51 percent of Crisa and the foreign currency contracts) qualify for hedge accounting since the hedges are highly effective, and we have designated and documented contemporaneously the hedging relationships involving these derivative instruments. While we intend to continue to meet the conditions for hedge accounting, if hedges do not qualify as highly effective or if we do not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in earnings. Derivatives are more fully discussed in note 16.

Foreign Currency Translation Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment, where that local currency is the functional currency, are translated to U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting translation adjustments directly recorded to a separate component of accumulated other comprehensive income. Income and expense accounts are translated at average exchange rates during the year. Translation adjustments are recorded in other income (expense), where the U.S. dollar is the functional currency.

Stock-Based Compensation Expense In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123-R), which amends and replaces SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), supersedes APB No. 25 and requires share-based compensation transactions to be accounted for using a fair-value-based method and the resulting cost recognized in our financial statements. On January 1, 2006, we adopted SFAS No. 123-R. Share-based compensation cost is measured based on the fair value of the equity instruments issued. SFAS No. 123-R applies to all of our outstanding unvested share-based payment awards as of January 1, 2006, and all prospective awards using the modified prospective transition method without restatement of prior periods. The impact of applying the provisions of SFAS No. 123-R was a pre-tax charge of $3.4 million and $1.3 million, respectively for 2007 and 2006. See note 15.

Research and Development Research and development costs are charged to the Consolidated Statements of Operations when incurred. Expenses for 2007, 2006 and 2005, respectively, were $1.5 million, $2.3 million and $2.4 million.

Advertising Costs We expense all advertising costs as incurred, and the amounts were immaterial for all periods presented.

Computation of Income Per Share of Common Stock Basic net income per share of common stock is computed using the weighted average number of shares of common stock outstanding during the period. Diluted net income per share of common stock is computed using the weighted average number of shares of common stock outstanding and dilutive potential common share equivalents during the period.

Treasury Stock Treasury stock purchases are recorded at cost. During 2007, 2006 and 2005, we did not purchase any treasury stock. During 2007, 2006, and 2005, we issued 225,101, 323,546 and 197,589 shares from treasury stock at an average cost of $28.68, $31.15, and $31.15 respectively.

Reclassifications Certain amounts in prior years' financial statements have been reclassified to conform to the presentation used in the year ended December 31, 2007.

New Accounting Standards In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"), which changes how business combinations are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 141R is effective January 1, 2009 for Libbey and will be applied prospectively. The impact of adopting SFAS 141R will depend on the nature and terms of future acquisitions.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"), which changes the accounting and reporting standards for the noncontrolling interests in a subsidiary in consolidated financial statements. SFAS 160 recharacterizes minority interests as noncontrolling interests and requires noncontrolling interests to be classified as a component of shareholders equity. SFAS 160 is effective January 1, 2009 for Libbey, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. We do not believe adoption of SFAS 160 will have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option of Financial Assets and Financial Liabilities — Including an Amendment of SFAS No. 115" ("SFAS 159"), which is effective for fiscal years beginning after November 15, 2007. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. We do not presently expect that the adoption of this statement will have a material effect on our consolidated results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. This statement clarifies how to measure fair value as permitted under other accounting pronouncements but does not require any new fair value measurements. However, for some companies, the application of this statement will change current practice. We are required to adopt SFAS 157 as of January 1, 2008. We do not presently expect that the adoption of SFAS 157 will have a material impact on our consolidated results of operations and financial condition.

3. Balance Sheet Details

The following tables provide detail of selected balance sheet items:

	December 31, 2007	December 31, 2006
Accounts receivable:		
Trade receivables	**$ 91,435**	$ 94,490
Other receivables	**1,898**	2,293
Total accounts receivable, less allowances of $11,711 and $11,507	**$ 93,333**	$ 96,783
Inventories:		
Finished goods	**$170,386**	$147,423
Work in process	**4,052**	3,881
Raw materials	**5,668**	4,922
Operating supplies	**2,836**	2,897
Total inventories, less allowances of $6,435 and $6,139	**$182,942**	$159,123
Prepaid and other current assets:		
Prepaid expenses	**$ 13,551**	$ 10,535
Refundable and prepaid income taxes	**6,521**	8,517
Total prepaid and other current assets	**$ 20,072**	$ 19,052
Other assets:		
Deposits	**$ 596**	$ 1,069
Finance fees — net of amortization	**11,194**	14,275
Other	**1,323**	2,373
Total other assets	**$ 13,113**	$ 17,717
Accrued liabilities:		
Accrued incentives	**$ 14,236**	$ 15,341
Workers compensation	**9,485**	10,008
Medical liabilities	**2,450**	2,539
Interest	**5,218**	5,519
Commissions payable	**1,381**	1,539
Special charges	**38**	1,487
Accrued liabilities	**8,645**	11,189
Total accrued liabilities	**$ 41,453**	$ 47,622
Other long-term liabilities:		
Deferred liability	**$ 1,254**	$ 754
Other	**10,843**	10,386
Total other long-term liabilities	**$ 12,097**	$ 11,140

4. Acquisitions

Crisa

On June 16, 2006, we purchased from Vitro, S.A. de C.V. the remaining 51 percent of the shares of Vitrocrisa Holding, S. de R.L. de C.V. and related companies (Crisa), located in Monterrey, Mexico, that we did not previously own. The purchase price was $80.0 million in addition to $4.9 million of acquisition costs. In addition, we refinanced approximately $71.9 million of Crisa's existing indebtedness, $23.0 million of which we guaranteed prior to our purchase of the remaining 51 percent of the shares of Crisa. In connection with the acquisition, Crisa transferred to Vitro the pension liability for Crisa employees who had retired as of the closing date. Vitro also agreed to forgive $0.4 million of net intercompany payables owed to it and to defer receipt of approximately $9.4 million of net intercompany payables until August 15, 2006, and approximately $19.6 million of net intercompany payables until January 15, 2008. In addition, Vitro waived its right to receive profit sharing payments of approximately $1.3 million from Libbey under the now-terminated distribution agreement. Crisa transferred to Vitro real estate (land and buildings) on which one of Crisa's two manufacturing facilities is located, but Crisa retained the right to occupy the facility transferred to Vitro for up to three years. Concurrently, Vitro transferred to Crisa ownership of the land on which a leased, state-of-the-art distribution center is located, along with racks and conveyors that Crisa leased from an affiliate of Vitro. Also, Vitro agreed not to compete with Crisa anywhere in the world (with limited exceptions) for five years.

Crisa is one of the largest glass tableware manufacturers in Latin America and has a significant percentage of the glass tableware market in Mexico. This acquisition is consistent with our strategy to expand our manufacturing platform into low-cost countries in order to become a more cost-competitive source of high-quality glass tableware.

In establishing the opening balance sheet under step acquisition accounting, we recorded 49 percent of the historical book value of the assets acquired and liabilities assumed of Crisa due to our existing 49 percent ownership of Crisa, and 51 percent of the fair values of the assets acquired and liabilities assumed as of the date of acquisition. The following is a summary of 51 percent of the assigned fair values of the assets acquired and liabilities assumed as of the date of acquisition.

Current assets and other assets	$ 40,639
Property, plant and equipment	37,190
Intangible assets	21,675
Goodwill	56,115
Total assets acquired	155,619
Less liabilities assumed:	
Current liabilities	42,181
Long-term liabilities	28,547
Total liabilities assumed	70,728
Cash purchase price, including acquisition costs	84,891
Less: Cash acquired	6,429
Cash purchase price, net of cash acquired	$ 78,462

The purchase price allocation for the Crisa acquisition was finalized in the second quarter of 2007. The primary changes relate to the initial restructuring cost estimates and estimated tax receivables. The impact of these items did not materially change the initial purchase price allocation from December 31, 2006.

The following table is a summary of the goodwill associated with the excess of the purchase price over the fair value of assets acquired and liabilities assumed as a result of the purchase price allocation. This table provides the details for 100 percent of the goodwill created by the purchase of the remaining 51 percent interest in Crisa, which is included in the North American Glass reporting segment:

Inferred Enterprise purchase price ($80.0 million divided by 51)%	$ 156,863
Less: assets received/liabilities forgiven	(4,457)
Add: acquisition costs	4,891
Add: adjustment to reflect 49% of inferred purchase price to actual	1,855
Aggregate enterprise purchase price	159,152
Add: fair value liabilities assumed	156,256
Less: fair value assets acquired	(189,946)
Total enterprise goodwill	$ 125,462

Intangible assets acquired of approximately $21.7 million consist of trademarks and trade names, patented technologies, customer lists and non-compete covenants. The patented technologies, customer lists and non-compete covenants are being amortized over an average life of 7.7 years. Amortization of these intangible assets was $1.1 million and $0.6 million for 2007 and 2006, respectively. Trademarks and trade names are valued at approximately $8.9 million and are not subject to amortization.

Crisa's results of operations are included in our Consolidated Financial Statements starting June 16, 2006. Prior to June 16, 2006, 49 percent of Crisa's earnings were accounted for under the equity method.

The pro forma unaudited results of operations, assuming we consummated the acquisition of Crisa as of January 1, 2006, along with comparative results for 2005, are as follows:

	2006	2005
Net sales	$763,553	$728,747
Earnings before interest and taxes	$ 29,791	$ 4,774
Net loss	$(15,258)	$(14,212)
Net loss per share:		
Basic	$ (1.08)	$ (1.02)
Diluted	$ (1.08)	$ (1.02)
Depreciation and amortization	$ 41,806	$ 44,558

In June 2006, we announced plans to consolidate Crisa's two principal manufacturing facilities into a single facility in order to reduce fixed costs ("Project Tiger"). In connection with this consolidation, we recognized special charges of approximately $18.9 million in 2006, representing our existing 49 percent indirect ownership interest in the fixed assets related to the facility closed and the inventory related to product lines discontinued. For the additional 51 percent ownership interest acquired, the write down of the fixed assets and inventory was included in the purchase price allocation. These special charges are described in note 10. In addition, a $3.2 million reserve related to statutory severance for approximately 650 hourly employees of Crisa was recognized as additional acquisition cost in accordance with Emerging Issues Task Force No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination". We substantially completed the consolidation in 2007.

Crisal

On January 10, 2005, we purchased from Vista Alegre Atlantis SGPS, SA (VAA) 95 percent of the shares of Crisal located in Marinha Grande, Portugal. The cash transaction was valued at €22.1 million, including acquisition costs. Our agreement with VAA contemplated that we would acquire the remaining 5 percent of Crisal for either 1 Euro or €2 million, depending on Crisal's operating performance over a period of up to three years after the closing of the acquisition. In addition, the agreement contemplated that, if Crisal met other specified EBITDA and net sales targets, we would pay the seller an earn-out payment in the amount of €5.5 million no earlier than three years after the closing date of January 10, 2005. The agreement contemplated that if any contingent payments were made according to the agreement, the payments would be reflected as additional purchase price.

On October 13, 2006, we settled certain acquisition price disputes with VAA by entering into an agreement pursuant to which VAA transferred to Libbey Europe B.V., for 1 euro, the remaining 5 percent of Crisal that we did not acquire in January 2005. VAA also agreed to waive any earn-out payment that otherwise might be payable in connection with the acquisition. To account for this settlement, we adjusted goodwill by $.02 million.

Crisal manufactures and markets glass tableware, mainly tumblers, stemware and glassware accessories, and the majority of its sales are in Portugal and Spain. This acquisition of another European glassware manufacturer is complementary to our 2002 acquisition of Royal Leerdam, a maker of fine European glass stemware. Royal Leerdam's primary markets are located in countries in northern Europe. These acquisitions are consistent with our growth strategy to be a supplier of high-quality, machine-made glass tableware products to key markets worldwide. Crisal is included in the International reporting segment.

Following is a summary of the adjusted fair values of the assets acquired and liabilities assumed as of the date of acquisition:

Current assets	$13,216
Property, plant and equipment	32,364
Intangible assets	4,455
Goodwill	3,332
Total assets acquired	53,367
Less liabilities assumed: Current liabilities	18,992
Long-term liabilities	5,427
Total liabilities assumed	24,419
Cash purchase price	$28,948

Intangible assets acquired of $4.5 million consist of trade names and customer lists and are being amortized over an average life of 9.6 years. Crisal's results of operations are included in our Consolidated Financial Statements starting January 11, 2005. Pro forma results for both the prior-year period and the period from January 1 through January 10, 2005, are not included, as they are considered immaterial.

5. Software

Software consists of internally developed and purchased software packages for internal use. Capitalized costs include software packages, installation, and/or certain internal labor costs. These costs are generally amortized over a five-year period. Software is reported net of accumulated amortization.

December 31,	2007	2006
Software	**$21,381**	$20,127
Accumulated amortization	**16,493**	15,423
Software — net	**$ 4,888**	$ 4,704

Amortization expense was $1.1 million, $0.9 million and $0.8 million for years 2007, 2006 and 2005, respectively.

6. Investments in Unconsolidated Affiliates

Prior to June 16, 2006, we were a 49 percent equity owner in Crisa. On June 16, 2006, we purchased the remaining 51 percent of Crisa. See note 4 for additional information. We recorded our 49 percent interest in Crisa using the equity method for the periods prior to June 15, 2006.

Condensed statements of operations for Crisa (including adjustments for U.S. GAAP equity method accounting) are as follows:

Year Ended December 31,	2006(1)	2005
Total revenues	$87,520	$191,801
Cost of sales	71,204	165,815
Gross profit	16,316	25,986
Selling, general and administrative expenses	10,993	23,154
Income from operations	5,323	2,832
Remeasurement gain (loss)	2,934	(1,284)
Other expense	(103)	(1,533)
Earnings before interest and taxes	8,154	15
Interest expense	4,099	8,382
Income (loss) before income taxes	4,055	(8,367)
Income taxes	1,006	931
Net income (loss)	$ 3,049	$ (9,298)

(1) For the period ended June 15, 2006.

The above 2005 results have been adjusted to reflect the impact of the deferred profit sharing and severance indemnity obligation items referred to in Crisa's Report of Independent Registered Public Accounting Firm.

For periods prior to June 16, 2006, we recorded 49 percent of Crisa's income before income taxes in the line "equity earnings (loss)-pretax" in our Consolidated Statements of Operations. We recorded 49 percent of Crisa's income taxes in the line "provision (benefit) for income taxes" in our Consolidated Statements of Operations. These items are shown below:

Year Ended December 31,	2006	2005
Equity earnings (loss) — pretax	$1,986	$(4,100)
Provision for income taxes	493	456
Net equity earnings (loss)	$1,493	$(4,556)

On our Consolidated Statements of Cash Flows, we recorded the net equity earnings (loss) amount as a component of operating activities.

We tested for impairment of our investment in accordance with APB 18, "The Equity Method of Accounting for Investments in Common Stock." For all periods presented, no impairment exists.

Interpretation No. 46 "Consolidation of Variable Interest Entities" (FIN 46R), requires a company that holds a variable interest in an entity to consolidate the entity if the company's interest in the variable interest entity (VIE) is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the VIE's expected residual returns, and therefore is the primary beneficiary. Our 49 percent equity ownership in Crisa began in 1997. We determined that, prior to our acquisition of the remaining 51 percent of Crisa on June 16, 2006, Crisa was a VIE. Our analysis was based upon our agreements with the former joint venture, specifically, our 49 percent participation in equity earnings (loss), dividends, certain contractual technical assistance arrangements, and a distribution agreement giving us exclusive distribution rights to sell Crisa's glass tableware products in the U.S. and Canada, and giving Crisa the exclusive distribution rights for our glass tableware products in Latin America. In addition, we guaranteed a portion of Crisa's bank debt. We evaluated this investment and related arrangements, and we determined that we were not the primary beneficiary and should not consolidate Crisa into our Consolidated Financial Statements for any period prior to June 16, 2006.

7. Purchased Intangible Assets and Goodwill

Purchased Intangibles

Changes in purchased intangibles balances are as follows:

	2007	2006
Beginning balance	**$31,492**	$10,778
Acquired *(note 4)*	**—**	21,675
Amortization	**(1,650)**	(1,842)
Foreign currency impact	**889**	881
Ending balance	**$30,731**	$31,492

Purchased intangible assets are composed of the following:

December 31,	2007	2006
Indefinite life intangible assets	**$16,143**	$15,753
Definite life intangible assets, net of accumulated amortization of $10,447 and $8,797	**14,588**	15,739
Total	**$30,731**	$31,492

Amortization expense for definite life intangible assets was $1.7 million, $1.8 million and $1.3 million for years 2007, 2006 and 2005, respectively.

Indefinite life intangible assets are composed of trade names and trademarks that have an indefinite life and are therefore individually tested for impairment on an annual basis, or more frequently in certain circumstances where impairment indicators arise, in accordance with SFAS No. 142. Our measurement date for impairment testing is October 1st of each year. When performing our test for impairment of individual indefinite life intangible assets, we use a relief from royalty method to determine the fair market value that is compared to the carrying value of the indefinite life intangible asset. Our review for 2007 and 2006, did not indicate an impairment on our indefinite life intangible assets.

The definite life intangible assets primarily consist of technical assistance agreements, noncompete agreements, customer relationships, and patents. The definite life assets are generally amortized over a period ranging from three to twenty years. The weighted average remaining life on the definite life intangible assets is 10.8 years at December 31, 2007.

Future estimated amortization expense of definite life intangible assets is as follows:

2008	2009	2010	2011	2012
$1,339	$1,339	$1,339	$1,201	$1,084

Goodwill

Changes in goodwill balances are as follows:

	2007				2006			
	North American Glass	North American Other	International	Total	North American Glass	North American Other	International	Total
Beginning balance	$151,120	$14,317	$9,443	$174,880	$ 26,293	$14,317	$10,215	$ 50,825
49% investment in Crisa	—	—	—	—	69,347	—	—	69,347
51% investment in Crisa	635	—	—	635	55,480	—	—	55,480
Total acquired *(note 4)*	635	—	—	635	124,827	—	—	124,827
Other	1,484	—	(731)	753	—	—	(1,948)	(1,948)
Foreign currency impact	—	—	1,092	1,092	—	—	1,176	1,176
Ending balance	$153,239	$14,317	$9,804	$177,360	$151,120	$14,317	$ 9,443	$174,880

The $69.3 million in 2006 represents the goodwill attributable to the original 49 percent ownership in Crisa, which was included in investments on the Consolidated Balance Sheet prior to the acquisition of the remaining 51 percent on June 16, 2006. The $56.1 (total for both 2007 and 2006) million relates to the goodwill acquired with the purchase of the remaining 51 percent of Crisa. Other relates to adjustments to the fair value of assets acquired and liabilities assumed related to the Royal Leerdam acquisition and income tax adjustments affecting the fair value of assets acquired and liabilities assumed related to the Crisa acquisition.

Goodwill impairment tests are completed for each reporting unit on an annual basis, or more frequently in certain circumstances where impairment indicators arise. When performing our test for impairment, we use the discounted cash flow method, which incorporates the weighted average cost of capital of a hypothetical third party buyer to compute the fair value of each reporting unit. The fair value is then compared to the carrying value. To the extent that fair value exceeds the carrying value, no impairment exists. However, to the extent the carrying value exceeds fair value, we compare the implied fair value of goodwill to its book value to determine if an impairment should be recorded. This was done as of October 1st for each year presented. Our review for 2007 and 2006, did not indicate an impairment on our goodwill.

8. Property, Plant and Equipment

Property, plant and equipment consists of the following:

	December 31, 2007	December 31, 2006
Land	$ 23,859	$ 22,570
Buildings	81,010	64,825
Machinery and equipment	410,183	343,132
Furniture and fixtures	13,735	13,943
Construction in progress	14,783	57,850
Gross property, plant and equipment	543,570	502,320
Less accumulated depreciation	218,681	190,079
Net property, plant and equipment	$324,889	$312,241

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 3 to 14 years for equipment and furnishings and 10 to 40 years for buildings and improvements. Depreciation expense was $38.8 million, $32.9 million and $30.4 million for the years 2007, 2006, and 2005, respectively.

Under SFAS No. 144, long-lived assets are tested for recoverability if certain events or changes in circumstances indicate that the carrying value may not be recoverable.

9. Borrowings

On June 16, 2006, Libbey Glass Inc. issued, $306.0 million aggregate principal amount of floating rate senior secured notes (Senior Notes) and $102.0 million aggregate principal amount of senior subordinated secured pay-in-kind notes (PIK Notes), both due 2011. Concurrently, Libbey Glass Inc. entered into a new $150 million Asset Based Loan facility (ABL Facility) expiring in 2010. Fair value of all debt approximates carrying value.

Borrowings consist of the following:

	Interest Rate	Maturity Date	December 31, 2007	December 31, 2006
Borrowings under ABL facility	Floating	December 16, 2010	**$ 7,366**	$ 46,210
Senior notes	Floating(1)	June 1, 2011	**306,000**	306,000
PIK notes(2)	16.00%	December 1, 2011	**127,697**	109,480
Promissory note	6.00%	January 2008 to September 2016	**1,830**	1,985
Notes payable	Floating	January 2008	**622**	226
RMB loan contract	Floating	July 2012 to January 2014	**34,275**	32,050
RMB working capital loan	Floating	March 2010	**6,855**	—
Obligations under capital leases	Floating	January 2008 to May 2009	**1,018**	1,548
BES Euro line	Floating	January 2010 to January 2014	**15,962**	—
Other debt	Floating	September 2009	**1,432**	1,954
Total borrowings			**503,057**	499,453
Less — unamortized discounts and warrants			**6,423**	8,221
Total borrowings — net			**496,634**	491,232
Less — current portion of borrowings			**1,535**	1,020
Total long-term portion of borrowings — net			**$495,099**	$490,212

(1) See Interest Rate Protection Agreements below.

(2) Additional PIK notes were issued on June 1, 2007, December 1, 2007 and December 1, 2006, to pay the semi-annual interest. During the first three years, interest is payable by the issuance of additional PIK notes.

Annual maturities for all of our borrowings for the next six years are as follows:

2008	2009	2010	2011	2012	2013 & After
$1,535	$1,956	$16,029	$429,883	$13,109	$34,122

ABL Facility

The ABL Facility is with a group of six banks and provides for a revolving credit and swing line facility permitting borrowings for Libbey Glass and Libbey Europe up to an aggregate of $150.0 million, with Libbey Europe's borrowings being limited to $75.0 million. Borrowings under the ABL Facility mature December 16, 2010. Swing line borrowings are limited to $15.0 million, with swing line borrowings for Libbey Europe being limited to €7.5 million. Swing line U.S. dollar borrowings bear interest calculated at the prime rate plus the Applicable Rate for ABR (Alternate Base Rate) Loans, and euro-denominated swing line borrowings (Eurocurrency Loans) bear interest calculated at the Netherlands swing line rate, as defined in the ABL Facility. The Applicable Rates for ABR Loans and Eurocurrency Loans vary depending on our aggregate remaining availability. The Applicable Rates for ABR Loans and Eurocurrency Loans were 0 percent and 1.75 percent, respectively, at December 31, 2007. There were no Libbey Glass borrowings under the facility at December 31, 2007 and December 31, 2006, while Libbey Europe had outstanding borrowings of $7.4 million and $46.2 million at December 31, 2007 and December 31, 2006, respectively. The interest rate was 6.63 percent and 5.50 percent at December 31, 2007 and December 31, 2006, respectively. Interest is payable the last day of the interest period, that can range from one month to six months.

All borrowings under the ABL Facility are secured by a first priority security interest in (i) substantially all assets of (a) Libbey Glass and (b) substantially all of Libbey Glass's present and future direct and indirect domestic subsidiaries, (ii) (a) 100 percent of the stock of Libbey Glass, (b) 100 percent of the stock of substantially all of Libbey Glass's present and future direct and indirect domestic subsidiaries, (c) 100 percent of the non-voting stock of substantially all of Libbey Glass's first-tier present and future foreign subsidiaries and (d) 65 percent of the voting stock of substantially all of Libbey Glass's first-tier present and future foreign subsidiaries, and (iii) substantially all proceeds and products of the property and assets described in clauses (i) and (ii) of this sentence. Additionally, borrowings by Libbey Europe under the ABL Facility are secured by a first priority security interest in (i) substantially all of the assets of Libbey Europe, the parent of Libbey Europe and certain of its subsidiaries, (ii) 100 percent of the stock of Libbey Europe and certain subsidiaries of Libbey Europe, and (iii) substantially all proceeds and products of the property and assets described in clauses (i) and (ii) of this sentence.

We pay a Commitment Fee, as defined by the ABL Facility, on the total credit provided under the Facility. The Commitment Fee varies depending on our aggregate availability. The Commitment Fee was 0.25 percent at December 31, 2007. No compensating balances are required by the Agreement. The Agreement does not require compliance with restrictive financial covenants, unless aggregate unused availability falls below $25.0 million.

The borrowing base under the ABL Facility is determined by a monthly analysis of the eligible accounts receivable, inventory and fixed assets. The borrowing base is the sum of (a) 85 percent of eligible accounts receivable, (b) the lesser of (i) 85 percent of the net orderly liquidation value (NOLV) of eligible inventory, (ii) 65 percent of eligible inventory, or (iii) $75.0 million and (c) the lesser of $25.0 million and the aggregate of (i) 75 percent of the NOLV of eligible equipment and (ii) 50 percent of the fair market value of eligible real property.

The available total borrowing base is offset by real estate and ERISA reserves totaling $8.0 million and mark-to-market reserves for natural gas and interest rate swaps of $5.5 million. The ABL Facility also provides for the issuance of $30.0 million of letters of credit, which are applied against the $150.0 million limit. At December 31, 2007, we had $8.4 million in letters of credit outstanding under the ABL Facility. Remaining unused availability on the ABL Facility was $89.7 million at December 31, 2007 and $44.7 million at December 31, 2006.

Senior Notes

Libbey Glass and Libbey Inc. entered into a purchase agreement pursuant to which Libbey Glass agreed to sell $306.0 million aggregate principal amount of floating rate senior secured notes due 2011 to the initial purchasers named in a private placement. The net proceeds, after deducting a discount and the estimated expenses and fees, were approximately $289.8 million. On February 15, 2007, we exchanged $306.0 million aggregate principal amount of our floating rate senior secured notes due 2011, which have been registered under the Securities Act of 1933, as amended (Senior Notes), for the notes sold in the private placement. The Senior Notes bear interest at a rate equal to six-month LIBOR plus 7.0 percent and were offered at a discount of 2 percent of face value. Interest with respect to the Senior Notes is payable semiannually on June 1 and December 1. The interest rate was 11.91 percent at December 31, 2007.

We have Interest Rate Protection Agreements (Rate Agreements) with respect to $200.0 million of debt as a means to manage our exposure to fluctuating interest rates. The Rate Agreements effectively convert this portion of our long-term borrowings from variable rate debt to fixed-rate debt, thus reducing the impact of interest rate changes on future income. The fixed interest rate for our borrowings related to the Rate Agreements at December 31, 2007, excluding applicable fees, is 5.24 percent per year and the total interest rate, including applicable fees, is 12.24 percent per year. The average maturity of these Rate Agreements is 1.9 years at December 31, 2007. Total remaining Senior Notes not covered by the Rate Agreements have fluctuating interest rates with a weighted average rate of 11.91 percent per year at December 31, 2007. If the counterparties to these Rate Agreements were to fail to perform, these Rate Agreements would no longer protect us from interest rate fluctuations. However, we do not anticipate nonperformance by the counterparties. All counterparties' credit ratings were rated AA- or better as of December 2007, by Standard and Poors.

The fair market value for the Rate Agreements at December 31, 2007, was ($5.3) million. The fair value of the Rate Agreements is based on the market standard methodology of netting the discounted expected future variable cash receipts and the discounted future fixed cash payments. The variable cash receipts are based on an expectation of future interest rates derived from observed market interest rate forward curves. We do not expect to cancel these agreements and expect them to expire as originally contracted.

The Senior Notes are guaranteed by Libbey Inc. and all of Libbey Glass's existing and future domestic subsidiaries that guarantee any of Libbey Glass's debt or debt of any subsidiary guarantor (see Note 22). The Senior Notes and related guarantees have the benefit of a second-priority lien, subject to permitted liens, on collateral consisting of substantially all the tangible and intangible assets of Libbey Glass and its domestic subsidiary guarantors that secure all of the indebtedness under Libbey Glass's ABL Facility. The Collateral does not include the assets of non-guarantor subsidiaries that secure the ABL Facility.

PIK Notes

Concurrently with the execution of the purchase agreement with respect to the Senior Notes, Libbey Glass and Libbey Inc. entered into a purchase agreement (Unit Purchase Agreement) pursuant to which Libbey Glass agreed to sell, to a purchaser named in the private placement, units consisting of $102.0 million aggregate principal amount 16 percent senior subordinated secured pay-in-kind notes due 2011 (PIK Notes) and detachable warrants to purchase 485,309 shares of Libbey Inc. common stock (Warrants) exercisable on or after June 16, 2006 and expiring on December 1, 2011. The warrant holders do not have voting rights. The net proceeds, after deducting a discount and estimated expenses and fees, were approximately $97.0 million. The proceeds were allocated between the Warrants and the underlying debt based on their respective fair values at the time of issuance. The amount allocated to the Warrants has been recorded in equity, with the offset recorded as a discount on the underlying debt. Each Warrant is exercisable at $11.25. The PIK Notes were offered at a discount of 2 percent of face value. Interest is payable semiannually on June 1 and December 1, but during the first three years interest is payable by issuance of additional PIK Notes. At December 31, 2007, additional PIK Notes for interest that have been issued, bring the total principal amount of PIK Notes to $127.7 million.

The obligations of Libbey Glass under the PIK Notes are guaranteed by Libbey Inc. and all of Libbey Glass's existing and future domestic subsidiaries that guarantee any of Libbey Glass's debt or debt of any subsidiary guarantor (see Note 22). The PIK Notes and related guarantees are senior subordinated obligations of Libbey Glass and the guarantors of the PIK Notes and are entitled to the benefit of a third-priority lien, subject to permitted liens, on the collateral that secures the Senior Notes.

Promissory Note

In September 2001, we issued a $2.7 million promissory note in connection with the purchase of our Laredo, Texas warehouse facility. At December 31, 2007, and December 31, 2006, we had $1.8 million and $2.0 million, respectively, outstanding on the promissory note. Interest with respect to the promissory note is paid monthly.

Notes Payable

We have an overdraft line of credit for a maximum of €1.8 million. The $0.6 million outstanding at December 31, 2007, was the U.S. dollar equivalent under the euro-based overdraft line and the interest rate was 5.36 percent. Interest with respect to the note payable is paid monthly.

RMB Loan Contract

On January 23, 2006, Libbey Glassware (China) Co., Ltd. (Libbey China), an indirect wholly owned subsidiary of Libbey Inc., entered into an RMB Loan Contract (RMB Loan Contract) with China Construction Bank Corporation Langfang Economic Development Area Sub-Branch (CCB). Pursuant to the RMB Loan Contract, CCB agreed to lend to Libbey China RMB 250.0 million, or the equivalent of approximately $34.3 million, for the construction of our production facility in China and the purchase of related equipment, materials and services. The loan has a term of eight years and bears interest at a variable rate as announced by the People's Bank of China. As of the date of the initial advance under the Loan Contract, the annual interest rate was 5.51 percent, and as of December 31, 2007, the annual interest rate was 6.56 percent. As of December 31, 2007, the outstanding balance was RMB 250.0 million (approximately $34.3 million). Interest is payable quarterly. Payments of principal in the amount of RMB 30.0 million (approximately $4.2 million) and RMB 40.0 million (approximately $5.5 million) must be made on July 20, 2012, and December 20, 2012, respectively, and three payments of principal in the amount of RMB 60.0 million (approximately $8.2 million) each must be made on July 20, 2013, December 20, 2013, and January 20, 2014, respectively. The obligations of Libbey China are secured by a guarantee executed by Libbey Inc. for the benefit of CCB.

RMB Working Capital Loan

In March 2007, Libbey China entered into a RMB 50.0 million working capital loan with CCB. The 3-year term loan matures on March 14, 2010, has a current interest rate of 6.30 percent, and is secured by a Libbey Inc. guarantee. At December 31, 2007, the U.S. dollar equivalent on the line was $6.9 million. Interest is payable quarterly.

Obligations Under Capital Leases

We lease certain machinery and equipment under agreements that are classified as capital leases. These leases were assumed in the Crisal acquisition. The cost of the equipment under capital leases is included in the Consolidated Balance Sheet as property, plant and equipment and the related depreciation expense is included in the Consolidated Statements of Operations.

The future minimum lease payments required under the capital leases as of December 31, 2007, are as follows:

Payments Due by Period	2008	2009-2010	2011-2012
	$703	$315	$—

BES Euro Line

In January 2007, Crisal entered into a seven year, €11.0 million line of credit (approximately $16.2 million) with Banco Espírito Santo, S.A. (BES). The $16.0 million outstanding at December 31, 2007, was the U.S. dollar equivalent under the line at an interest rate of 5.60 percent. Payment of principal in the amount of €1.1 million (approximately $1.6 million) is due in January 2010, payment of €1.6 million (approximately $2.4 million) is due in January 2011, payment of €2.2 million (approximately $3.2 million) is due in January 2012, payment of €2.8 million (approximately $4.1 million) is due in January 2013 and payment of €3.3 million (approximately $4.9 million) is due in January 2014. Interest with respect to the line is paid every six months.

Other Debt

The other debt of $1.4 million consists primarily of government-subsidized loans for equipment purchases at Crisal.

10. Special Charges

Capacity Realignment

In August 2004, we announced that we were realigning our production capacity in order to improve our cost structure. In mid-February 2005, we ceased operations at our manufacturing facility in City of Industry, California, and began realignment of production among our other domestic glass manufacturing facilities.

During 2005, we recorded a pretax charge of $1.1 million related to the closure of the City of Industry facility and realignment of our production capacity. The $1.1 million was recorded in the line item "special charges." These charges were for employee termination costs, the write-down of fixed assets, and to recognize the land sale gain. Employee termination costs primarily include severance, medical benefits and outplacement services for the 140-hourly and salary employees that were terminated. The write-down of fixed assets of $1.8 million was to write-down certain machinery and equipment to reflect changes in estimated fair value. In December 2004, we sold approximately 27 acres of property in City of Industry, California, for net proceeds of $16.6 million (recorded as deposit liability). Pursuant to the purchase agreement, the buyer leased the property back to us in order to enable us to cease operations, to relocate certain equipment to our other glassware manufacturing facilities, to demolish the buildings on the property and perform related site work, as required by the contract. All demolition and required remediation was completed by December 31, 2005, and as such we recorded a net gain on the sale of $4.5 million in 2005. The 2006 activity reflects changes in accounting estimate of the reserves on the employee termination costs and the site clean up costs. These charges were recorded in the North American Glass reporting segment.

The following table summarizes the capacity realignment charge incurred in 2006 and 2005:

	Twelve Months Ended December 31, 2006	Twelve Months Ended December 31, 2005
Fixed asset write-down	$ —	$ 1,827
Net gain on land sale	(359)	(4,508)
Employee termination cost & other	61	3,754
Included in capacity realignment charge	(298)	1,073
Total pretax capacity realignment charge	$(298)	$ 1,073

There were no special charges incurred in 2007 related to the capacity realignment.

The following reflects the balance sheet activity related to the capacity realignment for the years ended December 31, 2007 and December 31, 2006:

	Reserve Balances at January 1, 2007	Total (Credit) to Earnings	Cash Payments	Non-Cash Utilization	Reserve Balance at December 31, 2007
Land sale gain	$ —	$—	$ —	$—	$—
Employee termination costs & other	105	—	(105)	—	—
Total	$105	$—	$(105)	$—	$—

	Reserve Balances at January 1, 2006	Total Charge (Credit) to Earnings	Cash Payments	Non-Cash Utilization	Reserve Balance at December 31, 2006
Land sale gain	$1,055	$(359)	$(696)	$—	$ —
Employee termination costs & other	70	61	(26)	—	105
Total	$1,125	$(298)	$(722)	$—	$105

The 2006 activity reflects changes in accounting estimates of the reserves on the employee termination costs and the site clean up costs.

The ending balance of $0.1 million for 2006 was included in accrued liabilities on the Consolidated Balance Sheets.

Salaried Workforce Reduction Program

In the second quarter of 2005, we announced a ten percent reduction of our North American salaried workforce, or approximately 70 employees, in order to reduce our overall costs.

The following table summarizes the salaried workforce reduction charge incurred:

	Twelve Months Ended December 31, 2006	Twelve Months Ended December 31, 2005
Pension & retiree welfare	$ —	$ 867
Included in cost of sales	—	867
Pension & retiree welfare	—	1,347
Included in selling, general and administrative expenses	—	1,347
Employee termination costs	(70)	2,494
Included in special charges	(70)	2,494
Total pretax salaried workforce reduction charge	$(70)	$4,708

There were no special charges incurred in 2007 related to the salaried workforce reduction program.

The 2006 activity represents a change in accounting estimate of our employee termination reserve as of December 31, 2006.

The pension and retiree welfare expenses are further explained in notes 12 and 13. Employee termination costs primarily include severance, medical benefits and outplacement services for the 70 salary employees that were terminated.

The following reflects the balance sheet activity related to the salaried workforce reduction program for the year ended December 31, 2007 and December 31, 2006:

	Balance at January 1, 2007	Total Credit to Earnings	Cash Payments	Non-Cash Utilization	Balance at December 31, 2007
Employee termination costs	$219	$—	$(181)	$—	$38
Total	$219	$—	$(181)	$—	$38

	Balance at January 1, 2006	Total Credit to Earnings	Cash Payments	Non-Cash Utilization	Balance at December 31, 2006
Employee termination costs	$877	$(70)	$(588)	$—	$219
Total	$877	$(70)	$(588)	$—	$219

The 2006 activity reflects a change in accounting estimate of the reserves on the employee termination costs.

The employee termination costs for 2007 and 2006 are included in accrued liabilities on the Consolidated Balance Sheets. These charges were recorded in the North American Glass and North American Other reporting segments.

Syracuse China Asset Impairment and Other Charges

In 2005 we recognized impairment and other charges of $16.5 million associated with Syracuse China. As discussed further below, these charges related to a write down of inventories to fair value, impairment of goodwill and other intangibles and an impairment of long-lived assets.

An analysis was done to determine the appropriate carrying value of inventory located at Syracuse China. A lower of cost or market adjustment was recorded during the fourth quarter of 2005 in the amount of $1.1 million to properly state our ending inventory values. This charge was included in "cost of sales" on the Consolidated Statements of Operations.

Goodwill and intangible assets were tested for impairment in accordance with SFAS No. 142. Our review indicated an impairment of goodwill and intangibles of $9.2 million existed at our Syracuse China facility during 2005. This impairment was recorded in the North American Other reporting segment.

During 2005, we recorded $6.3 million of reductions in the carrying value of our long-lived assets in accordance with SFAS No. 144. Under SFAS No. 144, long-lived assets are tested for recoverability if certain events or changes in circumstances indicate that the carrying value may not be recoverable. We noted indicators during the fourth quarter of 2005 that the carrying value of our long-lived assets may not be recoverable and performed an impairment review based upon an analysis of the undiscounted future cash flows associated with those fixed assets. We then recorded impairment charges, for property, plant and equipment, based on the amounts by which the carrying amounts of these assets exceeded their fair value. Fair value was determined by independent outside appraisals. These charges are included in "special charges" on the Consolidated Statements of Operations and are included within the North American Other reporting segment.

Pension Settlement Accounting

As part of our capacity realignment and salaried workforce reduction efforts mentioned above, we incurred pension settlement charges. The pension settlement charges were triggered by excess lump sum distributions taken by employees during 2005 relating to the reduction in employment levels for our capacity realignment and our salaried workforce reduction program discussed above which required us to record unrecognized gains and losses in our pension plan accounts. The total pension settlement accounting charges were $4.9 million, which is included in the line item "special charges" on the Consolidated Statements of Operations. See note 12 for further discussion. These charges are included in the North American Glass and North American Other reporting segments.

Crisa Restructuring

In June 2006, we announced plans to consolidate Crisa's two principal manufacturing facilities into one facility and to discontinue certain product lines in order to reduce fixed costs ("Project Tiger"). As part of the consolidation plan, a $3.2 million severance reserve was established related to statutory severance obligations for approximately 650 employees.

The following table summarizes the Crisa restructuring charge incurred:

	Twelve Months Ended December 31, 2006
Fixed asset write-down	$16,702
Inventory write-down	2,158
Included in special charges	18,860
Total Crisa restructuring charge	$18,860

The following reflects the balance sheet activity related to the Crisa restructuring for the years ended December 31, 2007 and December 31, 2006:

	Balance at January 1, 2007	Total (Credit) Charge to Earnings	Cash Payments	Non-Cash Utilization	Balance at December 31, 2007
Fixed asset write-down	$ —	$—	$ —	$ —	$—
Inventory write-down	—	—	—	—	—
Employee termination costs & other	1,163	—	(634)	(529)	—
Total	$1,163	$—	$(634)	$(529)	$—

	Balance at January 1, 2006	Total (Credit) Charge to Earnings	Cash Payments	Non-Cash Utilization	Balance at December 31, 2006
Fixed asset write-down	$—	$16,702	$ —	$(16,702)	$ —
Inventory write-down	—	2,158	—	(2,158)	—
Employee termination costs & other	—	—	(2,065)	3,228	1,163
Total	$—	$18,860	$(2,065)	$(15,632)	$1,163

The employee termination costs and other in other non-cash utilization of $0.5 million in 2007 reflects changes in accounting estimate. The employee termination costs and other of $3.2 million in 2006, relates to severance reserves established in step acquisition accounting for Crisa explained in note 4.

The employee termination costs and other of $1.2 million are included in accrued liabilities on the December 31, 2006 Consolidated Balance Sheet and are recorded within the North American Glass reporting segment.

Write-off of Finance Fees

In June 2006, we wrote off unamortized finance fees of $4.9 million related to debt of Libbey and Crisa that we refinanced. These charges were recorded as interest expense on the Consolidated Statement of Operations and are reflected in the North American Glass reporting segment.

Summary of Total Special Charges

The following table summarizes the special charges mentioned above and their classifications in the Consolidated Statements of Operations:

	Twelve Months Ended December 31, 2006	Twelve Months Ended December 31, 2005
Cost of sales	$ 2,158	$ 1,965
Selling, general and administrative expenses	—	1,347
Impairment of goodwill and other intangible assets	—	9,179
Special charges	16,334	14,745
Interest expense	4,906	—
Total special charges	$23,398	$27,236

There were no special charges in the Consolidated Statement of Operations for 2007.

The following table summarizes the special charges mentioned above and their classifications in the Consolidated Statements of Cash Flows:

	Twelve Months Ended December 31, 2007	Twelve Months Ended December 31, 2006	Twelve Months Ended December 31, 2005
Total special charges expense	**$ —**	$23,398	$27,236
Capacity realignment cash payments	**(105)**	(722)	(9,311)
Salaried workforce reduction cash payments	**(181)**	(588)	(1,383)
Crisa restructuring cash payments	**(634)**	(2,065)	—
Total special charges expense in excess of (less than) cash payments	**$(920)**	$20,023	$16,542

11. Income Taxes

The provisions (benefits) for income taxes were calculated based on the following components of earnings (loss) before income taxes:

Year Ended December 31,	2007	2006	2005
United States	**$(11,871)**	$(13,295)	$(18,537)
Non-U.S.	**20,862**	(15,285)	(7,168)
Total earnings (loss) before tax	**$ 8,991**	$(28,580)	$(25,705)

The current and deferred provisions (benefits) for income taxes were:

Year Ended December 31,	2007	2006	2005
Current:			
U.S. federal	**$(6,768)**	$(7,502)	$ 5,614
Non-U.S.	**3,207**	3,059	2,743
U.S. state and local	**132**	(85)	460
Total current income tax (benefit) provision	**(3,429)**	(4,528)	8,817
Deferred:			
U.S. federal	**16,752**	1,409	(14,374)
Non-U.S.	**(2,183)**	(4,199)	(3,010)
U.S. state and local	**158**	(429)	2,183
Total deferred income tax provision (benefit)	**14,727**	(3,219)	(15,201)
Total:			
U.S. federal	**9,984**	(6,093)	(8,760)
Non-U.S.	**1,024**	(1,140)	(267)
U.S. state and local	**290**	(514)	2,643
Total income tax provision (benefit)	**$11,298**	$(7,747)	$ (6,384)

The significant components of our deferred income tax assets and liabilities are as follows:

December 31,	2007	2006
Deferred income tax assets:		
Pension	**$ 18,099**	$24,238
Nonpension postretirement benefits	**18,181**	15,385
Other accrued liabilities	**21,542**	17,227
Receivables	**1,843**	2,241
Net operating loss carry forwards	**8,923**	9,749
Tax credits	**8,016**	4,441
Total deferred income tax assets	**76,604**	73,281
Deferred income tax liabilities:		
Property, plant and equipment	**29,032**	30,926
Inventories	**9,360**	11,085
Intangibles and other assets	**12,964**	13,601
Total deferred income tax liabilities	**51,356**	55,612
Net deferred income tax asset before valuation allowance	**25,248**	17,669
Valuation allowance	**(28,855)**	(6,575)
Net deferred income tax (liability) asset	**$ (3,607)**	$11,094

The net deferred income tax assets at December 31 of the respective year-ends were included in the Consolidated Balance Sheet as follows:

December 31,	2007	2006
Current deferred income tax asset	$ —	$ 4,120
Noncurrent deferred income tax asset	855	6,974
Current deferred income tax liability	(4,462)	—
Net deferred income tax (liability) asset	$(3,607)	$11,094

The 2007 deferred income tax asset for net operating loss carry forwards of $8.9 million relates to pre-tax losses incurred in the Netherlands of $14.9 million, in Mexico of $6.9 million, in Portugal of $11.7 million, and in U.S. state jurisdictions of $23.1 million. The 2007 federal net operating loss will be carried back to offset taxable income reported in previous years; therefore, no deferred income tax asset has been established on the loss. Our foreign net operating loss carry forwards of $33.5 million will expire before 2017. The state net operating loss carry forward of $23.1 million will expire by 2027. The 2006 deferred asset for net operating loss carry forwards of $9.8 million relates to pre-tax losses incurred in the Netherlands of $16.7 million, in Mexico of $8.3 million, in Portugal of $11.0 million, and in U.S. state jurisdictions of $19.1 million.

The Company has a tax holiday in China, which will expire in 2013. In 2007, the Company recognized no benefit from the tax holiday.

The 2007 deferred tax credits of $8.0 million consist of $1.7 million U.S. federal tax credits, $1.7 million of U.S. state tax credits and $4.6 million foreign credits. The U.S. federal tax credits are foreign tax credits associated with undistributed earnings of our Canadian operations, which are not permanently reinvested and general business credits. The $1.7 million U.S. state tax credits are primarily related to investment tax credits and will expire between 2008 and 2019. The foreign credits of $4.6 million consist of $4.4 million in foreign tax credits that can be carried over indefinitely and $0.2 million in technology credits that expire in 2017. The 2006 deferred tax credits of $4.4 million consist of $2.0 million U.S. federal tax credits and $2.4 million of U.S. state tax credits. The U.S. federal tax credits are foreign tax credits associated with undistributed earnings of our Canadian operations, which are not permanently reinvested.

In assessing the need for a valuation allowance, management considers whether it is more-likely-than-not that some portion or all of the deferred income tax assets will be realized on a quarterly basis or whenever events indicate that a review is required. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income (including reversals of deferred income tax liabilities) during the periods in which those temporary differences reverse. As a result, we consider the historical and projected financial results of the legal entity or consolidated group recording the net deferred income tax asset as well as all other positive and negative evidence.

During the fourth quarter of 2007, we concluded that it was no longer more likely than not that we would realize our U.S. deferred income tax assets because of the near-term effects on U.S. profitability of increasing interest expense and the general softening of the U.S. economy and its related impact on consumer demand. As a result, we increased our U.S. valuation allowance from $2.5 million to $21.0 million to record a full valuation allowance against these assets. The increase in valuation allowance of $18.5 million was recorded through a $15.3 million charge to provision for income taxes and a $3.2 million charge to other comprehensive income. These changes in circumstances would have increased the beginning of year valuation allowance by approximately $14.9 million. In addition, the Company evaluated the potential realization of deferred income tax assets for foreign locations on a jurisdiction-by-jurisdiction basis. In jurisdictions where management believes it is more likely than not that the foreign deferred income tax asset may not be realized in the future, the Company has recorded a valuation allowance against the foreign net deferred income tax asset. Utilization of net operating losses in these jurisdictions resulted in a $0.6 million reduction in foreign valuation allowances in 2007; however, significant negative evidence continues to exist to require a valuation allowance against the net assets.

Reconciliation from the statutory U.S. federal income tax rate of 35% to the consolidated effective income tax rate was as follows:

Year Ended December 31,	2007	2006	2005
Statutory U.S. federal income tax rate	**35.0%**	35.0%	35.0%
Increase (decrease) in rate due to:			
Non-U.S. income tax differential	**(73.2)**	3.9	(8.7)
U.S. state and local income taxes, net of related U.S. federal income taxes	**6.2**	1.7	(6.7)
U.S. federal credits	**(5.9)**	0.5	0.4
Foreign permanent adjustments	**32.1**	1.7	—
Foreign federal credits	**(21.6)**	—	—
Valuation allowance	**162.9**	(10.8)	—
Other	**(9.8)**	(4.9)	4.8
Consolidated effective income tax rate	**125.7%**	27.1%	24.8%

Significant components of our refundable and prepaid income taxes, classified in the Consolidated Balance Sheet as prepaid and other current assets, are as follows:

December 31,	2007	2006
U.S. federal	**$5,804**	$5,705
Non-U.S.	**(167)**	1,983
U.S. state and local	**884**	829
Total prepaid income taxes	**$6,521**	$8,517

U.S. income taxes and non-U.S. withholding taxes were not provided for on a cumulative total of approximately $35.0 million of undistributed earnings for certain non-U.S. subsidiaries. We intend to reinvest these earnings indefinitely in the non-U.S. operations. Determination of the net amount of unrecognized U.S. income tax and potential foreign withholdings with respect to these earnings is not practicable.

Effective January 1, 2007, we adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109," ("FIN 48"). As a result of the implementation of FIN 48, we recorded a $6.7 million decrease in the net income tax asset for unrecognized income tax benefits, offset by an increase in net deferred income tax asset of $6.7 million, with no cumulative effect on retained earnings. This net amount differs from the gross unrecognized tax benefits of $7.2 million presented in the table below because of the indirect effect of the state unrecognized tax benefit. At December 31, 2007, we had $2.7 million of total gross unrecognized tax benefits, of which approximately $1.3 million would impact the effective tax rate, if recognized. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits, excluding interest and penalties, is as follows:

Balance at January 1, 2007	$ 7,162
Additions based on tax positions related to the current year	143
Additions for tax positions of prior years	1,090
Reductions for tax positions of prior years	(2,754)
Reductions due to lapse of statute of limitations	(2,201)
Reductions due to settlements with tax authorities	(711)
Balance at December 31, 2007	$ 2,729

We recognize interest and penalties accrued related to unrecognized tax benefits in the provision for income taxes. At December 31, 2007 and January 1, 2007, we had $3.0 million accrued for interest and penalties, net of tax benefit.

We file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. As of December 31, 2007, the tax years that remained subject to examination by major tax jurisdictions were as follows:

Jurisdiction	Open Years
Canada	2004-2007
China	2006-2007
Mexico	2002-2007
Netherlands	2006-2007
Portugal	2004-2007
United States	2004-2007

We are currently under examination by the U.S. Internal Revenue Service for our 2006 tax year but due to the status of the exam, it is not practicable to estimate the impact of potential settlement. We do not anticipate a significant change in the total amount of unrecognized income tax benefits within the next twelve months.

12. Pension

We have pension plans covering the majority of our employees. Benefits generally are based on compensation for salaried employees and job grade and length of service for hourly employees. Our policy is to fund pension plans such that sufficient assets will be available to meet future benefit requirements. In addition, we have an unfunded supplemental employee retirement plan (SERP) that covers salaried U.S.-based employees of Libbey hired before January 1, 2006. The U.S. pension plans cover the salaried U.S.-based employees of Libbey hired before January 1, 2006 and the hourly U.S.-based employees. The non-U.S. pension plans cover the employees of our wholly owned subsidiaries, Royal Leerdam and Crisa. The Crisa plan is not funded.

As disclosed in note 1, we adopted SFAS No. 158, effective December 31, 2006. The following table summarizes the impact of the adoption of SFAS No. 158 on the Consolidated Balance Sheet at December 31, 2006:

	Prior to SFAS No. 158 Adoption	Impact of SFAS No. 158 Adoption — Increase/(Decrease)	After SFAS No. 158 Adoption
Intangible pension asset	$ 15,070	$(15,070)	$ —
Pension liability	$(12,561)	$(66,002)	$(78,563)
Additional minimum liability	$(47,761)	$ 47,761	$ —
Accumulated other comprehensive income-pre-tax	$ 32,691	$ 33,311	$ 66,002

Effect on Operations

The components of our net pension expense (credit), including the SERP, are as follows:

	U.S. Plans			Non-U.S. Plans			Total		
Year Ended December 31,	2007	2006	2005	2007	2006	2005	2007	2006	2005
Service cost (benefits earned during the period)	**$ 5,923**	$ 5,998	$ 6,265	**$ 1,849**	$ 1,479	$ 943	**$ 7,772**	$ 7,477	$ 7,208
Interest cost on projected benefit obligation	**14,606**	13,824	14,132	**4,013**	2,727	1,620	**18,619**	16,551	15,752
Expected return on plan assets	**(16,039)**	(15,732)	(17,049)	**(2,750)**	(2,287)	(2,180)	**(18,789)**	(18,019)	(19,229)
Amortization of unrecognized:									
Prior service cost	**2,086**	2,083	1,914	**(187)**	(177)	(395)	**1,899**	1,906	1,519
Loss	**2,140**	2,552	2,548	**347**	151	—	**2,487**	2,703	2,548
Transition obligations	**—**	—	—	**143**	185	—	**143**	185	—
Curtailment charge	**—**	—	1,635	**—**	—	—	**—**	—	1,635
Settlement charge	**—**	2,045	4,921	**—**	—	—	**—**	2,045	4,921
Pension expense (credit)	**$ 8,716**	$ 10,770	$ 14,366	**$ 3,415**	$ 2,078	$ (12)	**$ 12,131**	$ 12,848	$ 14,354

We incurred pension settlement charges of $2.0 million and $4.9 million during December 31, 2006 and December 31, 2005. The pension settlement charges were triggered by excess lump sum distributions taken by employees, which required us to record unrecognized gains and losses in our pension plan accounts.

In the second quarter of 2005, we incurred a pension curtailment charge of $1.6 million as a result of a planned reduction of approximately 70 employees in our North American salaried workforce. Due to the reduction of the salaried workforce, the U.S. pension plans were revalued as of June 30, 2005. At this time, the discount rate was reduced from 5.75 percent to 5.00 percent. This revaluation resulted in additional net periodic benefit cost of $0.3 million in 2005. This amount is included in the above table. The normal measurement date of the U.S. and non-U.S. plans is December 31st. The salaried workforce reduction plan is explained in further detail in note 10.

Actuarial Assumptions

Following are the assumptions used to determine the financial statement impact for our pension plan benefits for 2007, 2006 and 2005:

	U.S. Plans			Non-U.S. Plans		
	2007	2006	2005	2007	2006	2005
Discount rate	**6.16% to 6.32%**	5.82% to 5.91%	5.60%	**5.50% to 8.50%**	4.50% to 8.75%	4.25%
Expected long-term rate of return on plan assets	**8.50%**	8.75%	8.75%	**6.50%**	6.50%	6.50%
Rate of compensation increase	**3.0% to 6.0%**	3.0 to 6.0%	3.0 to 6.0%	**2.0% to 4.3%**	2.0 to 3.5%	2.0 to 2.5%

We account for our defined benefit pension plans on an expense basis that reflects actuarial funding methods. Two critical assumptions, discount rate and expected long-term rate of return on plan assets, are important elements of plan expense and asset/liability measurement. We evaluate these critical assumptions on our annual measurement date of December 31st. Other assumptions involving demographic factors such as retirement age, mortality and turnover are evaluated periodically and are updated to reflect our experience. Actual results in any given year often will differ from actuarial assumptions because of demographic, economic and other factors.

The discount rate enables us to estimate the present value of expected future cash flows on the measurement date. The rate used reflects a rate of return on high-quality fixed income investments that match the duration of expected benefit payments at our December 31 measurement date. The discount rate at December 31 is used to measure the year-end benefit obligations and the earnings effects for the subsequent year. A higher discount rate decreases the present value of benefit obligations and decreases pension expense.

To determine the expected long-term rate of return on plan assets for our funded plans, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. The expected long-term rate of return on plan assets at December 31st is used to measure the earnings effects for the subsequent year. The assumed long-term rate of return on assets is applied to a calculated value of plan assets that recognizes gains and losses in the fair value of plan assets compared to expected returns over the next five years. This produces the expected return on plan assets that is included in pension expense. The difference between the expected return and the actual return on plan assets is deferred and amortized over five years. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension expense (income).

Sensitivity to changes in key assumptions is as follows:

- A change of 1 percent in the discount rate would change our total pension expense by approximately $1.3 million.
- A change of 1 percent in the expected long-term rate of return on plan assets would change total pension expense by approximately $2.6 million based on year-end data.

Projected Benefit Obligation (PBO) and Fair Value of Assets

The changes in the projected benefit obligations and fair value of plan assets are as follows:

	U.S. Plans		Non-U.S. Plans		Total	
December 31,	2007	2006	2007	2006	2007	2006
Change in projected benefit obligation:						
Projected benefit obligation, beginning of year	**$253,301**	$253,719	**$ 65,743**	$ 34,453	**$319,044**	$288,172
Acquisitions	**—**	—	**—**	16,499	**—**	16,499
Service cost	**5,923**	5,998	**1,849**	1,479	**7,772**	7,477
Interest cost	**14,606**	13,824	**4,013**	2,727	**18,619**	16,551
Plan amendments	**2,537**	—	**—**	2,463	**2,537**	2,463
Exchange rate fluctuations	**—**	—	**4,593**	4,547	**4,593**	4,547
Actuarial (gains) loss	**(7,057)**	(5,404)	**(2,427)**	7,084	**(9,484)**	1,680
Plan participants' contributions	**—**	—	**1,099**	—	**1,099**	—
Settlement	**—**	2,914	**—**	—	**—**	2,914
Benefits paid	**(15,496)**	(17,750)	**(2,098)**	(3,509)	**(17,594)**	(21,259)
Projected benefit obligation, end of year	**$253,814**	$253,301	**$ 72,772**	$ 65,743	**$326,586**	$319,044
Change in fair value of plan assets:						
Fair value of plan assets, beginning of year	**$199,023**	$193,186	**$ 41,458**	$ 34,385	**$240,481**	$227,571
Actual return on plan assets	**12,376**	23,180	**1,046**	1,162	**13,422**	24,342
Exchange rate fluctuations	**—**	—	**5,108**	4,280	**5,108**	4,280
Employer contributions	**11,040**	407	**2,691**	1,462	**13,731**	1,869
Plan participants' contributions	**—**	—	**1,099**	896	**1,099**	896
Benefits paid	**(15,496)**	(17,750)	**(2,098)**	(727)	**(17,594)**	(18,477)
Fair value of plan assets, end of year	**$206,943**	$199,023	**$ 49,304**	$ 41,458	**$256,247**	$240,481
Funded ratio	**81.5%**	*78.6%*	**67.8%**	*63.1%*	**78.4%**	*75.3%*
Funded status and net accrued pension benefit cost	**$(46,871)**	$(54,278)	**$(23,468)**	$(24,285)	**$(70,339)**	$(78,563)

In connection with the Crisa acquisition (note 4), we assumed the existing unfunded pension plan liability for all active employees as of June 16, 2006 in the amount of $16.5 million.

The 2007 net accrued pension benefit cost of $70.3 million is represented by a non current asset in the amount of $3.3 million, a current liability in the amount of $1.9 million and a long-term liability in the amount of $71.7 million on the Consolidated Balance Sheet. The 2006 net accrued pension benefit cost of $78.6 million is represented by a current liability in the amount of $1.4 million and a long-term liability in the amount of $77.2 million on the Consolidated Balance Sheet. The current portion reflects the amount of expected benefit payments that are greater than the plan assets on a plan-by-plan basis.

The pre-tax amounts recognized in accumulated other comprehensive loss as of December 31, 2007 and 2006, are as follows:

	U.S. Plans		Non-U.S. Plans		Total	
December 31,	2007	2006	2007	2006	2007	2006
Net loss	**$31,933**	$37,469	**$ 9,765**	$12,483	**$41,698**	$49,952
Prior service cost	**15,275**	14,824	**1,809**	1,226	**17,084**	16,050
Transition obligation	**—**	—	**861**	—	**861**	—
Total cost	**$47,208**	$52,293	**$12,435**	$13,709	**$59,643**	$66,002

The pre-tax amounts in accumulated other comprehensive loss as of December 31, 2007, that are expected to be recognized as components of net periodic benefit cost during 2008 are as follows:

	U.S. Plans	Non-U.S. Plans	Total
Net loss	$1,415	$ 314	$1,729
Prior service cost (credit)	2,338	(212)	2,126
Transition obligation	—	142	142
Total cost	$3,753	$ 244	$3,997

We contributed $11.0 million of contributions to the U.S. pension plans in 2007, compared to $0.4 in 2006. We contributed $2.7 million in 2007 to the non-U.S. pension plan compared to $1.5 million in 2006. It is difficult to estimate future cash contributions, as such amounts are a function of actual investment returns, withdrawals from the plans, changes in interest rates and other factors uncertain at this time. However, at this time, we anticipate making cash contributions of approximately $21.5 million into the U.S. pension plans and $3.4 million into the non-U.S. pension plans in 2008.

Pension benefit payment amounts are anticipated to be paid from the plans as follows:

Year	U.S. Plans	Non-U.S. Plans	Total
2008	$ 18,488	$ 2,644	$ 21,132
2009	$ 18,901	$ 2,761	$ 21,662
2010	$ 19,423	$ 3,254	$ 22,677
2011	$ 19,972	$ 3,652	$ 23,624
2012	$ 20,638	$ 4,384	$ 25,022
2013-2017	$115,529	$27,194	$142,723

Accumulated Benefit Obligation in Excess of Plan Assets

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan asset at December 31, 2007 and 2006 were as follows:

December 31, 2007	U.S. Plans	Non-U.S. Plans	Total
Projected benefit obligation	$253,814	$26,720	$280,534
Accumulated benefit obligation	$246,532	$21,980	$268,512
Fair value of plan assets	$206,943	$ —	$206,943

December 31, 2006	U.S. Plans	Non-U.S. Plans	Total
Projected benefit obligation	$253,301	$21,840	$275,141
Accumulated benefit obligation	$248,466	$10,412	$258,878
Fair value of plan assets	$199,023	$ —	$199,023

Plan Asset Allocation

The asset allocation for our U.S. pension plans at the end of 2007 and 2006 and the target allocation for 2008, by asset category, are as follows.

U.S. Plans Asset Category	Target Allocation 2008	Percentage of Plan Assets at Year End 2007	2006
Equity securities	60%	59%	61%
Debt securities	25%	26%	33%
Real estate	5%	4%	4%
Other	10%	11%	2%
Total	100%	100%	100%

The asset allocation for our non-U.S. pension plans (Royal Leerdam) at the end of 2007 and 2006 and the target allocation for 2008, by asset category, are as follows.

Non-U.S. Plans Asset Category	Target Allocation 2008	Percentage of Plan Assets at Year End 2007	2006
Equity securities	30%	29%	31%
Debt securities	55%	53%	53%
Real estate	10%	13%	11%
Other	5%	5%	5%
Total	100%	100%	100%

Our investment strategy is to control and manage investment risk through diversification across asset classes and investment styles. Assets will be diversified among traditional investments in equity and fixed income instruments, as well as alternative investments including real estate and hedge funds. It would be anticipated that a modest allocation to cash would exist within the plans, since each investment manager is likely to hold some cash in its portfolio.

13. Nonpension Postretirement Benefits

We provide certain retiree health care and life insurance benefits covering our U.S. and Canadian salaried and non-union hourly employees hired before January 1, 2004 and a majority of our union hourly employees. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of creditable service. Benefits for most hourly retirees are determined by collective bargaining. Under a cross-indemnity agreement, Owens-Illinois, Inc. assumed liability for the nonpension postretirement benefits of Libbey retirees who had retired as of June 24, 1993. Accordingly, obligations for these employees are excluded from the Company's financial statements. The U.S. nonpension postretirement plans cover the hourly and salaried U.S.-based employees of Libbey. The non-U.S. nonpension postretirement plans cover the retirees and active employees of Libbey who are located in Canada. The postretirement benefit plans are not funded.

As disclosed in note 1, we adopted SFAS No. 158, effective December 31, 2006. The following table summarizes the impact of the adoption of SFAS No. 158 on the Consolidated Balance Sheet at December 31, 2006:

	Prior to SFAS No. 158 Adoption	Impact of SFAS No. 158 Adoption Increase/(Decrease)	After SFAS No. 158 Adoption
Nonpension liability	$(42,997)	$ 1,250	$(41,747)
Accumulated other comprehensive loss	$ —	$(1,250)	$ (1,250)

Effect on Operations

The provision for our nonpension postretirement benefit expense consists of the following:

Year Ended December 31,	U.S. Plans 2007	U.S. Plans 2006	U.S. Plans 2005	Non- U.S. Plans 2007	Non- U.S. Plans 2006	Non- U.S. Plans 2005	Total 2007	Total 2006	Total 2005
Service cost (benefits earned during the period)	**$ 795**	$ 743	$ 792	**$ 1**	$ 2	$ —	**$ 796**	$ 745	$ 792
Interest cost on projected benefit obligation	**2,245**	2,050	1,929	**94**	95	148	**2,339**	2,145	2,077
Amortization of unrecognized:									
Prior service credit	**(884)**	(884)	(884)	—	—	—	**(884)**	(884)	(884)
(Gain) loss	**79**	45	(124)	**(51)**	(64)	(7)	**28**	(19)	(131)
Curtailment charge	—	—	254	—	—	—	—	—	254
Nonpension postretirement benefit expense	**$2,235**	$1,954	$1,967	**$ 44**	$ 33	$141	**$2,279**	$1,987	$2,108

The postretirement benefit curtailment charges in 2005 were the result of the salaried workforce reduction program and capacity realignment program as discussed in notes 10 and 12.

Actuarial Assumptions

The following are the actuarial assumptions used to determine the benefit obligations and pretax income effect for our nonpension postretirement benefits:

	U.S. Plans 2007	U.S. Plans 2006	U.S. Plans 2005	Non-U.S. Plans 2007	Non-U.S. Plans 2006	Non-U.S. Plans 2005
Discount rate	**6.16%**	5.77%	5.60%	**5.14%**	4.87%	5.00%
Initial health care trend	**8.00%**	8.50%	9.00%	**8.00%**	8.50%	8.00%
Ultimate health care trend	**5.00%**	5.00%	5.00%	**5.00%**	5.00%	5.00%
Years to reach ultimate trend rate	**7**	7	4	**7**	7	3

We use various actuarial assumptions, including the discount rate and the expected trend in health care costs, to estimate the costs and benefit obligations for our retiree health plan. The discount rate is determined based on high-quality fixed income investments that match the duration of expected retiree medical benefits at our December 31 measurement date to establish the discount rate. The discount rate at December 31 is used to measure the year-end benefit obligations and the earnings effects for the subsequent year.

The health care cost trend rate represents our expected annual rates of change in the cost of health care benefits. The trend rate noted above represents a forward projection of health care costs as of the measurement date.

Sensitivity to changes in key assumptions is as follows:

- A 1 percent change in the health care trend rate would not have a material impact upon the nonpension postretirement expense.
- A 1 percent change in the discount rate would change the nonpension postretirement expense by $0.3 million.

Accumulated Postretirement Benefit Obligation

The components of our nonpension postretirement benefit obligation are as follows:

	U.S. Plans		Non-U.S. Plans		Total	
December 31,	2007	2006	2007	2006	2007	2006
Change in accumulated nonpension postretirement benefit obligation:						
Benefit obligation, beginning of year	**$ 39,802**	$ 35,504	**$ 1,945**	$ 2,827	**$ 41,747**	$ 38,331
Service cost	**795**	743	**1**	2	**796**	745
Interest cost	**2,245**	2,050	**94**	95	**2,339**	2,145
Plan participants' contributions	**1,235**	924	**212**	—	**1,447**	924
Plan amendments	**4,209**	—	—	—	**4,209**	—
Actuarial (gain) loss	**4,240**	5,396	**13**	(645)	**4,253**	4,751
Exchange rate fluctuations	—	—	**419**	(25)	**419**	(25)
Benefits paid	**(5,648)**	(4,815)	**(367)**	(309)	**(6,015)**	(5,124)
Benefit obligation, end of year	**$ 46,878**	$ 39,802	**$ 2,317**	$ 1,945	**$ 49,195**	$ 41,747
Funded status and accrued benefit cost	**$(46,878)**	$(39,802)	**$(2,317)**	$(1,945)	**$(49,195)**	$(41,747)

The 2007 net accrued postretirement benefit cost of $49.2 million is represented by a current liability in the amount of $3.5 million and a long-term liability in the amount of $45.7 million on the Consolidated Balance Sheet. The 2006 net accrued postretirement benefit cost of $41.7 million is represented by a current liability in the amount of $3.3 million and a long-term liability in the amount of $38.4 million on the Consolidated Balance Sheet.

The pre-tax amounts recognized in accumulated other comprehensive loss as of December 31, 2007, are as follows:

	U.S. Plans		Non-U.S. Plans		Total	
December 31,	2007	2006	2007	2006	2007	2006
Net loss (gain)	**$6,962**	$ 2,801	**$(1,015)**	$(918)	**$5,947**	$ 1,883
Prior service cost (credit)	**1,960**	(3,133)	—	—	**1,960**	(3,133)
Total cost (credit)	**$8,922**	$ (332)	**$(1,015)**	$(918)	**$7,907**	$(1,250)

The pre-tax amounts in accumulated other comprehensive loss of December 31, 2007, that are expected to be recognized as a credit to net periodic benefit cost during 2008 are as follows:

	U.S. Plans	Non-U.S. Plans	Total
Net loss (gain)	$ 193	$(60)	$ 133
Prior service credit	(543)	—	(543)
Total credit	$(350)	$(60)	$(410)

Nonpension postretirement benefit payments net of estimated future Medicare Part D subsidy payments and future retiree contributions, are anticipated to be paid as follows:

Fiscal Year	U.S. Plan	Non-U.S. Plans	Total
2008	$ 3,360	$168	$ 3,528
2009	$ 3,558	$173	$ 3,731
2010	$ 3,755	$172	$ 3,927
2011	$ 3,917	$171	$ 4,088
2012	$ 4,015	$167	$ 4,182
2013-2017	$20,861	$798	$21,659

We also provide retiree health care benefits to certain union hourly employees through participation in a multi-employer retiree health care benefit plan. This is an insured, premium-based arrangement. Related to these plans, approximately $0.5 million, $0.7 million and $0.6 million were charged to expense for the years ended December 31, 2007, 2006 and 2005, respectively.

14. Net Income per Share of Common Stock

The following table sets forth the computation of basic and diluted earnings per share:

Year Ended December 31,	2007	2006	2005
Numerator for earnings per share — net (loss) income that is available to common shareholders	**$ (2,307)**	$ (20,899)	$ (19,355)
Denominator for basic earnings per share — weighted-average shares outstanding	**14,472,011**	14,182,314	13,906,057
Effect of dilutive securities(1)	**—**	—	—
Denominator for diluted earnings per share — adjusted weighted-average shares and assumed conversions	**14,472,011**	14,182,314	13,906,057
Basic (loss) earnings per share	**$ (0.16)**	$ (1.47)	$ (1.39)
Diluted (loss) earnings per share	**$ (0.16)**	$ (1.47)	$ (1.39)

(1) The effect of employee stock options, warrants, restricted stock units, performance shares and the employee stock purchase plan (ESPP), 283,009, 11,584 and 5,091 shares for the year ended December 31, 2007, December 31, 2006, and December 31, 2005, respectively, were anti-dilutive and thus not included in the earnings per share calculation. These amounts would have been dilutive if not for the net loss.

When applicable, diluted shares outstanding include the dilutive impact of in-the-money options, which are calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the tax-effected proceeds that hypothetically would be received from the exercise of all in-the-money options are assumed to be used to repurchase shares.

15. Employee Stock Benefit Plans

We have three stock-based employee compensation plans. We also have an Employee Stock Purchase Plan (ESPP) under which eligible employees may purchase a limited number of shares of Libbey Inc. common stock at a discount.

Prior to January 1, 2006, the Company accounted for stock-based awards under the intrinsic value method of Accounting Principles Board (APB) No. 25, "Accounting for Stock Issued to Employees" (APB No. 25). This method under APB No. 25 resulted in no expense being recorded for stock option grants for which the exercise price was equal to the fair value of the underlying stock on the date of grant, which had been the situation for all years prior to 2006. On January 1, 2006, the Company adopted Financial Accounting Standards Board (FASB) SFAS No. 123-R. SFAS No. 123-R requires that compensation cost relating to share-based payment transactions be recognized in the financial statements. Share-based compensation cost is measured based on the fair value of the equity or liability instruments issued. SFAS No. 123-R applies to all of our outstanding unvested share-based payment awards as of January 1, 2006, and all prospective awards using the modified prospective transition method without restatement of prior periods.

On December 6, 2005, the Company's Board of Directors, acting as the Compensation Committee of the whole, accelerated the vesting of all outstanding and unvested nonqualified stock options granted through 2004 under the Company's 1999 Equity Participation Plan and Amended and Restated 1999 Equity Participation Plan. As a result, options to purchase 258,731 shares of the Company's common stock became exercisable on December 6, 2005. Of that amount, options that were granted through 2004 to the Company's named executive officers became immediately exercisable. In the case of each of the stock options in question, the exercise price greatly exceeded the fair market value of the Company's common stock on December 6, 2005. The decision to accelerate vesting of these options was made primarily to avoid recognition of compensation expense related to these underwater stock options in financial statements relating to future fiscal periods. By accelerating these underwater stock options, the Company has reduced the stock option expense it otherwise would have been required to record by approximately $0.4 million in 2006, $0.1 million in 2007 and $0.04 million in 2008 on a pre-tax basis.

Employee Stock Purchase Plan (ESPP)

We have an ESPP under which 750,000 shares of common stock have been reserved for issuance. Eligible employees may purchase a limited number of shares of common stock at a discount of up to 15 percent of the market value at certain plan-defined dates. The ESPP terminates on May 31, 2012. In 2007 and 2006, the shares issued under the ESPP were 105,453 and 95,279, respectively. At December 31, 2007, 469,447 shares were available for issuance under the ESPP. At December 31, 2006, 474,782 shares were available for issuance under the ESPP. Repurchased common stock is being used to fund the ESPP.

A participant may elect to have payroll deductions made during the offering period in an amount not less than 2 percent and not more than 20 percent of the participant's compensation during the option period. The option period starts on the offering date (June 1st) and ends on the exercise date (May 31st). In no event may the option price per share be less than the par value per share ($.01) of common stock. All options and rights to participate in the ESPP are nontransferable and subject to forfeiture in accordance with the ESPP guidelines. In the event of certain corporate transactions, each option outstanding under the ESPP will be assumed or the successor corporation or a parent or subsidiary of such successor corporation will substitute an equivalent option. Compensation expense for 2007 and 2006 related to the ESPP is $0.5 million and $0.4 million, respectively.

Equity Participation Plan Program Description

We have three equity participation plans: (1) the Libbey Inc. Amended and Restated Stock Option Plan for Key Employees, (2) the Amended and Restated 1999 Equity Participation Plan of Libbey Inc. and (3) the Libbey Inc. 2006 Omnibus Incentive Plan. Although options previously granted under the Libbey Inc. Amended and Restated Stock Option Plan for Key Employees and the Amended and Restated 1999 Equity Participation Plan of Libbey Inc. remain outstanding, no further grants of equity-based compensation may be made under those plans. However, up to a total of 1,500,000 shares of Libbey Inc. common stock are available for issuance as equity-based compensation under the Libbey Inc. 2006 Omnibus Incentive Plan. Under the Libbey Inc. 2006 Omnibus Incentive Plan, grants of equity-based compensation may take the form of stock options, stock appreciation rights, performance shares or units, restricted stock or restricted stock units or other stock-based awards. Employees and directors are eligible for awards under this plan. During 2007, there were grants of 284,122 stock options, 71,644 performance shares, 190,304 restricted stock units and 4,500 stock appreciation rights. All option grants have an exercise price equal to the fair market value of the underlying stock on the grant date. The vesting period of options, stock appreciation rights and restricted stock units outstanding as of December 31, 2007, is generally four years. Stock options are amortized over the vesting period using the FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, an interpretation of APB Opinions No. 15 and 25" (FIN 28), expense attribution methodology. The impact of applying the provisions of SFAS No. 123-R is a pre-tax compensation expense of $3.4 million and $1.3 million is included in selling, general and administrative expenses in the Consolidated Statements of Operations for 2007 and 2006, respectively.

Prior Year Pro forma Information

With the adoption of SFAS No. 123-R on January 1, 2006, compensation expense for stock options is recorded based on the estimated fair value of the stock options using an option-pricing model. Compensation expense continues to be recorded for restricted stock unit grants over their vesting periods based on fair value, which is equal to the market price of our common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provision of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), to stock-based employee compensation:

Year Ended December 31,	2005
Reported net loss:	$(19,355)
Less: Stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	—
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	—
Pro forma net loss	$(19,355)
Basic loss per share:	
Reported basic loss per share	$ (1.39)
Pro forma basic loss per share	$ (1.39)
Diluted loss per share:	
Reported diluted loss per share	$ (1.39)
Pro forma diluted loss per share	$ (1.39)

Disclosures for the years ended December 31, 2007 and December 31, 2006 are not presented because the amounts are recognized in the Consolidated Financial Statements.

General Stock Option Information

Stock option compensation expense of $0.8 million and $0.3 million is included in the Consolidated Statements of Operations for 2007 and 2006, respectively.

The Black-Scholes option-pricing model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. There were 284,132 stock option grants made during 2007. Under the Black-Scholes option-pricing model, the weighted-average grant-date fair value of options granted during 2007 is $7.22. There were 10,000 and 145,260 stock option grants made during 2006 and 2005, respectively. Under the Black-Scholes option-pricing model, the weighted-average grant-date fair value of option granted during

2006 and 2005 was $3.32 and $3.82, respectively. The fair value of each option is estimated on the date of grant with the following weighted-average assumptions:

	2007	2006	2005
Stock option grants:			
Risk-free interest	**4.64%**	4.57%	4.29%
Expected term	**6.1 years**	6.5 years	6.1 years
Expected volatility	**47.4%**	37.9%	34.6%
Dividend yield	**0.71%**	3.19%	2.3%
Employee Stock Purchase Plan:			
Risk-free interest	**4.91%**	4.99%	3.23%
Expected term	**12 months**	12 months	12 months
Expected volatility	**60.04%**	58.3%	36.00%
Dividend yield	**0.43%**	2.20%	2.10%

- The risk-free interest rate is based on the U.S. Treasury yield curve at the time of grant and has a term equal to the expected life.
- The expected term represents the period of time the options are expected to be outstanding. Additionally, we use historical data to estimate option exercises and employee forfeitures. The Company uses the Simplified Method defined by the SEC Staff Accounting Bulletin No. 107, "Share-Based Payment" (SAB 107), to estimate the expected term of the option, representing the period of time that options granted are expected to be outstanding.
- The expected volatility was developed based on historic stock prices commensurate with the expected term of the option. The range of expected volatilities used is 47.02 percent to 48.12 percent, and the average expected volatility is 47.4 percent. We use projected data for expected volatility of our stock options based on the average of daily, weekly and monthly historical volatilities of our stock price over the expected term of the option and other economic data trended into future years.
- The dividend yield is calculated as the ratio based on our most recent historical dividend payments per share of common stock at the grant date to the stock price on the date of grant.

Information with respect to our stock option activity for 2007, 2006, and 2005 is as follows:

Options	Shares	Weighted- Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (In years)	Aggregate Intrinsic Value
Outstanding balance at January 1, 2005	1,517,636	$28.87		
Granted	145,760	11.83		
Exercised	(4,500)	22.06		
Canceled	(103,340)	24.23		
Outstanding balance at December 31, 2005	1,555,556	28.04	5.76	$ —
Granted	10,000	10.20		
Exercised	—	—		
Canceled	(153,930)	28.03		
Outstanding balance at December 31, 2006	**1,411,626**	**27.43**	**4.85**	**$ 100**
Granted	**284,132**	**14.60**		
Exercised	**(7,920)**	**11.11**		
Canceled	**(167,542)**	**31.26**		
Outstanding balance at December 31, 2007	**1,520,296**	**$24.67**	**5.17**	**$1,181**
Exercisable at December 31, 2007	**1,183,286**	**$27.70**		**$ 337**

Intrinsic value for share-based instruments is defined as the difference between the current market value and the exercise price. SFAS No. 123-R requires the benefits of tax deductions in excess of the compensation cost recognized for those stock options (excess tax benefit) to be classified as financing cash flows. There were 7,920 stock options exercised during 2007 and no stock options exercised in 2006.

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the Libbey Inc. closing stock price of $15.84 as of December 31, 2007, which would have been received by the option holders had all option holders exercised their options as of that date. As of December 31, 2007, 1,183,286 outstanding options were exercisable, and the weighted average exercise price was $27.70. As of December 31, 2006, 1,315,790 outstanding options were exercisable, and the weighted average exercise price was $28.58. As of December 31, 2005, 1,410,296 outstanding options were exercisable, and the weighted average exercise price was $30.00.

As of December 31, 2007, $1.2 million of total unrecognized compensation expense related to nonvested stock options is expected to be recognized within the next three years on a weighted-average basis. The total fair value of shares vested during 2007 is $0.1 million. Shares issued for exercised options are issued from treasury stock.

The following table summarizes our nonvested stock option activity for 2007 and 2006:

	Shares	Weighted-Average Fair Value (per Share)
Nonvested at January 1, 2006	145,260	$3.82
Granted	10,000	$3.32
Vested	(57,644)	$3.82
Canceled	(1,780)	$3.82
Nonvested at December 31, 2006	**95,836**	**$3.82**
Granted	**284,132**	**$7.22**
Vested	**(34,172)**	**$3.75**
Canceled	**(8,786)**	**$4.57**
Nonvested at December 31, 2007	**337,010**	**$6.67**

Performance Share Information

Performance share compensation expense of $0.6 million and $0.3 million for 2007 and 2006, respectively, is included in our Statement of Operations.

Under the Libbey Inc. 2006 Omnibus Incentive Plan, we grant select executives and key employees performance shares. The number of performance shares granted to an executive is determined by dividing the value to be transferred to the executive, expressed in U.S. dollars and determined as a percentage of the executive's long-term incentive target (which in turn is a percentage of the executive's base salary on January 1 of the year in which the performance shares are granted), by the average closing price of Libbey Inc. common stock over a period of 60 consecutive trading days ending on the date of the grant.

The performance shares are settled by issuance to the executive of one share of Libbey Inc. common stock for each performance share earned. Performance shares are earned only if and to the extent we achieve certain company-wide performance goals over performance cycles of between 1 and 3 years.

A summary of the activity for performance shares under the Libbey Inc. 2006 Omnibus Incentive Plan as of December 31, 2007 and changes during the year then ended is presented below:

Performance Shares	Shares
Outstanding balance at January 1, 2006	—
Granted	71,139
Issued	—
Cancelled	—
Outstanding balance at December 31, 2006	**71,139**
Granted	**71,644**
Issued	**(29,185)**
Cancelled	**—**
Outstanding balance at December 31, 2007	**113,598**

Of this amount, 14,626 performance shares were earned as of December 31, 2007, and as a result, 14,626 shares of Libbey Inc. common stock were issued in February 2008 to the executives in settlement of these performance shares.

The weighted-average grant-date fair value of the performance shares granted during 2007 and 2006 was $12.97 and $9.88, respectively. As of December 31, 2007, there was $0.8 million of total unrecognized compensation cost related to nonvested performance shares granted. That cost is expected to be recognized over a period of 2 years. Shares issued for performance share awards are issued from treasury stock.

Stock and Restricted Stock Unit Information

Compensation expense of $1.5 million and $0.3 million for 2007 and 2006, respectively, is included in our Statement of Operations to reflect grants of restricted stock units and of stock.

Under the Libbey Inc. 2006 Omnibus Incentive Plan, we grant members of our Board of Directors restricted stock units or shares of unrestricted stock. The restricted stock units or shares granted to Directors are immediately vested and all compensation expense is recognized in our Statement of Operations in the year the grants are made. In addition, we grant restricted stock units to select executives, and we grant shares of restricted stock to key employees. The restricted stock units granted to select executives vest generally over four years. The restricted stock units granted to key employees generally vest on the first anniversary of the grant date.

A summary of the activity for restricted stock units under the Libbey Inc. 2006 Omnibus Incentive Plan as of December 31, 2007 and changes during the year then ended is presented below:

Restricted Stock Units	Shares
Outstanding balance at January 1, 2007	**—**
Granted	**190,304**
Awarded	**(20,146)**
Cancelled	**—**
Outstanding balance at December 31, 2007	**170,158**

The weighted-average grant-date fair value of the restricted stock units granted during 2007 was $13.91. As of December 31, 2007, there was $1.2 million of total unrecognized compensation cost related to nonvested restricted stock units granted. That cost is expected to be recognized over a period of 3 years. Shares issued for performance share awards are issued from treasury stock.

Employee 401(k) Plan Retirement Fund and Non-Qualified Executive Savings Plan

We sponsor the Libbey Inc. 401(k) Plan (the Plan) to provide retirement benefits for our employees. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax-deferred salary contributions for eligible employees.

Employees can contribute from 1 percent to 50 percent of their annual salary on a pre-tax basis, up to the annual IRS limits. During 2007, we matched 100 percent on the first 1 percent and matched 50 percent on the next two to five percent to a maximum of 3.5 percent of compensation. During 2006, we matched an amount equal to 50 percent of employee contributions up to the first 6 percent of eligible earnings that are contributed by employees. Therefore, the maximum matching contribution that we may allocate to each participant's account did not exceed $7,875 for the 2007 calendar year due to the $225,000 annual limit on eligible earnings imposed by the Internal Revenue Code. Starting in 2003, we used treasury stock for the company match contributions to the Plan; however, we discontinued that practice as to salaried positions beginning January 1, 2007, and effective January 1, 2008 we discontinued that practice with hourly positions also. All matching contributions are now made in cash and vest immediately.

Effective January 1, 2005, employees who meet the age requirements and reach the Plan contribution limits can make a catch-up contribution not to exceed the lesser of 50 percent of their eligible compensation or the limit of

$5,000 set forth in the Internal Revenue Code for the 2007 calendar year. The catch-up contributions are not eligible for matching contributions.

We have a non-qualified Executive Savings Plan (ESP) for those employees whose salaries exceed the IRS limit. Libbey matched employee contributions under the ESP. Libbey's matching contribution during 2007 equaled 100 percent of the first one percent and 50 percent of the next two to five percent of eligible earnings that were contributed by the employees.

Our matching contributions to both Plans totaled $2.6 million, $2.2 million, and $2.2 million in 2007, 2006, and 2005, respectively.

16. Derivatives

We hold derivative financial instruments to hedge certain interest rate risks associated with our long-term debt, commodity price risks associated with forecasted future natural gas requirements and foreign exchange rate risks associated with occasional transactions denominated in a currency other than the U.S. dollar. Most of these derivatives, except for the foreign currency contracts, qualify for hedge accounting since the hedges are highly effective, and we have designated and documented contemporaneously the hedging relationships involving these derivative instruments. While we intend to continue to meet the conditions for hedge accounting, if hedges do not qualify as highly effective or if we do not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in our earnings.

We use Interest Rate Protection Agreements (Rate Agreements) to manage our exposure to variable interest rates. These Rate Agreements effectively convert a portion of our borrowings from variable rate debt to fixed-rate debt, thus reducing the impact of interest rate changes on future results. These instruments are valued using the market standard methodology of netting the discounted expected future variable cash receipts and the discounted future fixed cash payments. The variable cash receipts are based on an expectation of future interest rates derived from observed market interest rate forward curves. At December 31, 2007, we had Rate Agreements for $200.0 million of variable rate debt with a fair market value of $(5.3) million. At December 31, 2006, we had Rate Agreements for $200.0 million of variable rate debt with a fair market value of $1.2 million.

We also use commodity futures contracts related to forecasted future natural gas requirements. The objective of these futures contracts and other derivatives is to limit the fluctuations in prices paid and potential losses in earnings or cash flows from adverse price movements in the underlying commodity. We consider our forecasted natural gas requirements in determining the quantity of natural gas to hedge. We combine the forecasts with historical observations to establish the percentage of forecast eligible to be hedged, typically ranging from 40 percent to 70 percent of our anticipated requirements, generally six or more months in the future. The fair values of these instruments are determined from market quotes. At December 31, 2007, we had commodity futures contracts for 2,820,000 million British Thermal Units (BTU's) of natural gas with a fair market value of $(1.8) million. We have hedged a portion of forecasted transactions through February 2009. At December 31, 2006, we had commodity futures contracts for 3,450,000 million BTU's of natural gas with a fair market value of $(5.3) million.

Our foreign currency exposure arises from occasional transactions denominated in a currency other than the U.S. dollar, primarily associated with anticipated purchases of new equipment or net investment in a foreign operation. The fair values of these instruments are determined from market quotes. We have not changed our methods of calculating these values or developing underlying assumptions. The values of these derivatives will change over time as cash receipts and payments are made and as market conditions change. During April 2007, we entered into a foreign currency contract for 212.0 million pesos for a contractual payment due to Vitro in January 2008, related to the Crisa acquisition. The fair value of this contract was $0.4 million as of December 31, 2007.

The fair values of the Rate Agreements, commodity contracts and foreign currency contracts are included in our Consolidated Balance Sheets in derivative liability.

We do not believe we are exposed to more than a nominal amount of credit risk in our interest rate, natural gas and foreign currency hedges, as the counterparties are established financial institutions. All counterparties were rated AA- or better as of December 31, 2007, by Standard and Poors.

Most of our derivatives qualify and are designated as cash flow hedges (except the foreign currency contract) at December 31, 2007. Hedge accounting is applied only when the derivative is deemed to be highly effective at offsetting changes in fair values or anticipated cash flows of the hedged item or transaction. For hedged forecasted transactions, hedge accounting is discontinued if the forecasted transaction is no longer probable to occur, and any previously deferred gains or losses would be recorded to earnings immediately. The ineffective portion of the change in the fair value of a derivative designated as a cash flow hedge is recognized in other income (expense) on the Statement of Operations. We recognized a loss of $0.4 million and $2.6 million for December 31, 2007 and 2006, respectively, representing the total ineffectiveness of all cash flow hedges.

The effective portion of changes in the fair value of a derivative that is designated as and meets the required criteria for a cash flow hedge is recorded in other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the underlying hedged item affects earnings. Amounts reclassified into earnings related to rate agreements are included in interest expense and natural gas futures contracts in natural gas expense included in cost of sales.

17. Comprehensive Income (Loss)

Total comprehensive income (loss) (net of tax) includes:

Year Ended December 31,	2007	2006	2005
Net loss	**$(2,307)**	$(20,899)	$(19,355)
Effect of derivatives	**(3,224)**	(6,829)	5,040
Minimum pension liability and intangible pension asset (including equity investments for 2006 and 2005)	**(2,956)**	10,650	(7,176)
Effect of exchange rate fluctuation	**9,712**	3,070	(379)
Total comprehensive income (loss)	**$ 1,225**	$(14,008)	$(21,870)

Accumulated other comprehensive loss (net of tax) includes:

December 31,	2007	2006	2005
Minimum pension liability and intangible pension asset (including equity investments for 2006 and 2005)	**$(44,800)**	$(20,065)	$(30,715)
Adoption of SFAS 158	**—**	(21,779)	—
Derivatives	**(6,310)**	(3,086)	3,743
Exchange rate fluctuation	**8,633**	(1,079)	(4,149)
Total	**$(42,477)**	$(46,009)	$(31,121)

The change in other comprehensive (loss) income related to cash flow hedges is as follows:

Year Ended December 31,	2007	2006	2005
Change in fair value of derivative instruments	**$(3,224)**	$(8,092)	$ 8,085
Less: Income tax benefit (expense)	**—**	1,263	(3,045)
Other comprehensive (loss) income related to derivatives	**$(3,224)**	$(6,829)	$ 5,040

The following table identifies the detail of cash flow hedges in accumulated other comprehensive (loss) income:

December 31,	2007	2006	2005
Balance at beginning of year	**$(3,086)**	$ 3,743	$(1,297)
Current year impact of changes in value (net of tax):			
Rate agreements	**(6,423)**	1,015	817
Natural gas	**3,199**	(7,844)	4,223
Subtotal	**(3,224)**	(6,829)	5,040
Balance at end of year	**$(6,310)**	$(3,086)	$ 3,743

We adopted the provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB statements No. 87, 88, 106 and 132 R," in December 2006. As a result of the adoption of this statement, accumulated other comprehensive income (loss) decreased by $21.8 million. The decrease was incorrectly recorded as a component of comprehensive loss in the 2006 Consolidated Statement of Shareholders' Equity. Total comprehensive loss was incorrectly reported as $35.8 million and should have been reported as $14.0 million for the year ended December 31, 2006. The decrease due to the adoption of this statement should have been as a direct adjustment to accumulated other comprehensive income (loss). This error has been corrected on the Consolidated Statement of Shareholders' Equity contained herein and on the above table.

18. Operating Leases

Rental expense for all non-cancelable operating leases, primarily for warehouses, was $22.7 million, $10.1 million and $6.9 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Future minimum rentals under operating leases are as follows:

2008	2009	2010	2011	2012	2013 and Thereafter
$18,810	$16,813	$14,196	$13,560	$12,859	$41,118

19. Barter Transactions

We entered into a barter transaction during the first quarter of 2005, exchanging inventory with a net book value of $1.1 million for barter credits to be utilized on future purchased goods and services. During the second quarter of 2005, we wrote off the credits from $1.1 million to $0.4 million, reflecting our revised estimate of fair value. During the third quarter of 2006, we wrote off the remaining $0.4 million, reflecting our revised estimate of fair value.

20. Miscellaneous Revenue

During 2007, we sold excess land at our Syracuse, N.Y. facility and our facility in the Netherlands. We recognized a gain on the sales of $5.5 million in other income (expense) on our Consolidated Statements of Operations.

21. Segments

With the acquisition of Crisa and our growing focus on the global market, effective for the quarter ended September 30, 2006, we formed three reportable segments from which we derive revenue from external customers.

We have reclassified prior period amounts to conform to the current presentation. Some operating segments were aggregated to arrive at the disclosed reportable segments. The segments are distinguished as follows:

- North American Glass — includes sales of glass tableware from subsidiaries throughout the United States, Canada and Mexico.
- North American Other — includes sales of ceramic dinnerware; metal tableware, hollowware and serveware; and plastic items from subsidiaries in the United States.
- International — includes worldwide sales of glass tableware from subsidiaries outside the United States, Canada and Mexico.

The accounting policies of the segments are the same as those described in note 1 of the Notes to Consolidated Financial Statements. We do not have any customers who represent 10 percent or more of total sales. We evaluate the performance of our segments based upon sales and Earnings Before Interest and Taxes and Minority Interest (EBIT). Intersegment sales are consummated at arm's length and are reflected in eliminations in the table below.

December 31,	2007	2006	2005
Sales			
North American Glass	**$ 568,495**	$ 476,696	$ 365,037
North American Other	**121,217**	114,581	109,945
International	**136,727**	106,798	95,399
Eliminations	**(12,279)**	(8,595)	(2,248)
Consolidated	**$ 814,160**	$ 689,480	$ 568,133
EBIT			
North American Glass	**$ 54,492**	$ 5,471	$ 7,062
North American Other	**15,670**	9,382	(14,411)
International	**4,717**	3,161	(3,101)
Consolidated	**$ 74,879**	$ 18,014	$ (10,450)
Special Charges (excluding write-off of financing fees)			
North American Glass	$ —	$ 18,534	$ 10,136
North American Other	—	(42)	17,100
International	—	—	—
Consolidated	$ —	$ 18,492	$ 27,236
Equity Earnings (loss)			
North American Glass	$ —	$ —	$ —
North American Other	—	—	—
International	—	1,986	(4,100)
Consolidated	$ —	$ 1,986	$ (4,100)
Depreciation & Amortization			
North American Glass	**$ 25,558**	$ 22,102	$ 17,306
North American Other	**3,328**	3,450	4,519
International	**12,686**	10,168	10,656
Consolidated	**$ 41,572**	$ 35,720	$ 32,481

December 31,	2007	2006	2005
Capital Expenditures			
North American Glass	**$ 25,711**	$ 30,286	$ 30,204
North American Other	**1,474**	1,173	2,328
International	**15,936**	42,139	11,738
Consolidated	**$ 43,121**	$ 73,598	$ 44,270
Total Assets			
North American Glass	**$ 927,072**	$ 849,751	$ 409,101
North American Other	**368,475**	369,091	151,376
International	**443,132**	421,315	198,336
Eliminations	**(839,567)**	(762,026)	(163,029)
Consolidated	**$ 899,112**	$ 878,131	$ 595,784
Reconciliation of EBIT to Net Loss			
Segment EBIT	**$ 74,879**	$ 18,014	$ (10,450)
Interest Expense	**(65,888)**	(46,594)	(15,255)
Income Taxes	**(11,298)**	7,747	6,384
Minority Interest	**—**	(66)	(34)
Net Loss	**$ (2,307)**	$ (20,899)	$ (19,355)

Our operations by geographic areas for 2007, 2006 and 2005 are presented below. Intercompany sales to affiliates represent products that are transferred between geographic areas on a basis intended to reflect as nearly as possible the market value of the products. The long-lived assets include net fixed assets, goodwill and equity investments.

	United States	Mexico	All Other	Eliminations	Consolidated
2007					
Net sales:					
Customers	**$459,294**	**$123,966**	**$230,900**		**$814,160**
Intercompany	**52,617**	**8,774**	**2,925**	**$(64,316)**	**—**
Total net sales	**$511,911**	**$132,740**	**$233,825**	**$(64,316)**	**$814,160**
Long-lived assets	**$155,774**	**$202,924**	**$143,551**	**$ —**	**$502,249**
2006					
Net sales:					
Customers	$437,159	$ 65,322	$186,999		$689,480
Intercompany	22,817	3,921	1,187	$(27,925)	—
Total net sales	$459,976	$ 69,243	$188,186	$(27,925)	$689,480
Long-lived assets	$162,452	$194,876	$129,793	—	$487,121
2005					
Net sales:					
Customers	$409,646	$ 4,334	$154,153		$568,133
Intercompany	1,413	—	—	$ (1,413)	—
Total net sales	$411,059	$ 4,334	$154,153	$ (1,413)	$568,133
Long-lived assets	$172,805	$ —	$154,805	$ —	$327,610

22. Condensed Consolidated Guarantor Financial Statements

Libbey Glass is a direct, 100 percent owned subsidiary of Libbey Inc. and the issuer of the Senior Notes and the PIK Notes. The obligations of Libbey Glass under the Senior Notes and the PIK Notes are fully and unconditionally and jointly and severally guaranteed by Libbey Inc. and by certain indirect, 100 percent owned domestic subsidiaries of Libbey Inc., as described below. All are related parties that are included in the Consolidated Financial Statements for the year ended December 31, 2007.

At December 31, 2007 and December 31, 2006, Libbey Inc.'s indirect, 100 percent owned domestic subsidiaries were Syracuse China Company, World Tableware Inc., LGA4 Corp., LGA3 Corp., The Drummond Glass Company, LGC Corp., Traex Company, Libbey.com LLC, LGFS Inc., LGAC LLC and Crisa Industrial LLC (collectively, the "Subsidiary Guarantors"). The following tables contain condensed consolidating financial statements of (a) the parent, Libbey Inc., (b) the issuer, Libbey Glass, (c) the Subsidiary Guarantors, (d) the indirect subsidiaries of Libbey Inc. that are not Subsidiary Guarantors (collectively, "Non-Guarantor Subsidiaries"), (e) the consolidating elimination entries, and (f) the consolidated totals.

Libbey Inc.

Condensed Consolidating Statement of Operations

Year Ended December 31, 2007	Libbey Inc. (Parent)	Libbey Glass (Issuer)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(Dollars in thousands)			
Net sales	$ —	$409,788	$121,217	$341,799	$(58,644)	$814,160
Freight billed to customers	—	566	1,341	300	—	2,207
Total revenues	—	410,354	122,558	342,099	(58,644)	816,367
Cost of sales	—	335,575	96,934	284,833	(58,644)	658,698
Gross profit	—	74,779	25,624	57,266	—	157,669
Selling, general, and administrative expenses	—	46,551	11,442	33,575	—	91,568
Income from operations	—	28,228	14,182	23,691	—	66,101
Other income (expense)	—	4,284	1,334	3,160	—	8,778
Earnings (loss) before interest and income taxes and minority interest	—	32,512	15,516	26,851	—	74,879
Interest expense	—	60,090	—	5,798	—	65,888
Earnings (loss) before income taxes and minority interest	—	(27,578)	15,516	21,053	—	8,991
Provision (benefit) for income taxes	—	(34,654)	19,497	26,455	—	11,298
Net income (loss) before minority interest	—	7,076	(3,981)	(5,402)	—	(2,307)
Minority interest and equity in net income (loss) of subsidiaries	(2,307)	(9,383)	—	—	11,690	—
Net income (loss)	**$(2,307)**	**$ (2,307)**	**$ (3,981)**	**$ (5,402)**	**$ 11,690**	**$ (2,307)**

Libbey Inc.

Condensed Consolidating Statement of Operations

Year Ended December 31, 2006	Libbey Inc. (Parent)	Libbey Glass (Issuer)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(Dollars in thousands)			
Net sales	$ —	$386,924	$114,581	$211,041	$(23,066)	$689,480
Freight billed to customers	—	765	1,382	774	—	2,921
Total revenues	—	387,689	115,963	211,815	(23,066)	692,401
Cost of sales	—	314,342	96,715	181,246	(23,066)	569,237
Gross profit	—	73,347	19,248	30,569	—	123,164
Selling, general, and administrative expenses	—	59,172	7,614	20,780	—	87,566
Special charges	—	—	—	16,334	—	16,334
Income (loss) from operations	—	14,175	11,634	(6,545)	—	19,264
Equity earnings (loss) — pretax	—	—	612	1,374	—	1,986
Other income (expense)	—	(803)	26	(2,459)	—	(3,236)
Earnings (loss) before interest and income taxes and minority interest	—	13,372	12,272	(7,630)	—	18,014
Interest expense	—	36,577	2	10,015	—	46,594
Earnings (loss) before income taxes and minority interest	—	(23,205)	12,270	(17,645)	—	(28,580)
Provision (benefit) for income taxes	—	(12,821)	5,298	(224)	—	(7,747)
Net income (loss) before minority interest	—	(10,384)	6,972	(17,421)	—	(20,833)
Minority interest and equity in net income (loss) of subsidiaries	(20,899)	(10,515)	—	(66)	31,414	(66)
Net income (loss)	**$(20,899)**	**$(20,899)**	**$ 6,972**	**$(17,487)**	**$ 31,414**	**$(20,899)**

The following represents the total special charges included in the above Statement of Operations (see note 10):

	Libbey Inc. (Parent)	Libbey Glass (Issuer)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Special charges included in:						
Cost of sales	$ —	$ —	$ —	$ 2,158	$ —	$ 2,158
Special charges	—	(326)	(42)	16,702	—	16,334
Interest expense	—	3,490	—	1,416	—	4,906
Total pretax special charges	$ —	$ 3,164	$ (42)	$ 20,276	$ —	$ 23,398
Special charges net of tax	$ —	$ 2,307	$ (31)	$ 14,779	$ —	$ 17,055

Libbey Inc.

Condensed Consolidating Statement of Operations

Year Ended December 31, 2005	Libbey Inc. (Parent)	Libbey Glass (Issuer)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(Dollars in thousands)			
Net sales	$ —	$365,037	$109,945	$95,399	$(2,248)	$568,133
Freight billed to customers	—	588	1,302	42	—	1,932
Total revenues	—	365,625	111,247	95,441	(2,248)	570,065
Cost of sales	—	302,721	99,671	83,379	(2,248)	483,523
Gross profit	—	62,904	11,576	12,062	—	86,542
Selling, general, and administrative expenses	—	50,894	9,876	10,765	—	71,535
Special charges	—	8,210	15,714	—	—	23,924
Income (loss) from operations	—	3,800	(14,014)	1,297	—	(8,917)
Equity earnings (loss) — pretax	—	—	259	(4,359)	—	(4,100)
Other income (expense)	—	2,343	(37)	261	—	2,567
Earnings (loss) before interest and income taxes and minority interest	—	6,143	(13,792)	(2,801)	—	(10,450)
Interest expense	—	11,018	1	4,236	—	15,255
Earnings (loss) before income taxes and minority interest	—	(4,875)	(13,793)	(7,037)	—	(25,705)
Provision (benefit) for income taxes	—	(1,609)	(4,551)	(224)	—	(6,384)
Net income (loss) before minority interest	—	(3,266)	(9,242)	(6,813)	—	(19,321)
Minority interest and equity in net (loss) income of subsidiaries	(19,355)	(16,089)	—	(34)	35,444	(34)
Net income (loss)	**$(19,355)**	**$(19,355)**	**$ (9,242)**	**$(6,847)**	**$35,444**	**$(19,355)**

The following represents the total special charges included in the above Statement of Operations (see note 10):

Special charges included in:						
Cost of sales	$ —	$ 661	$ 1,304	$ —	$ —	$ 1,965
Special charges	—	1,265	82	—	—	1,347
Interest expense	—	8,210	15,714	—	—	23,924
Total pretax special charges	$ —	$ 10,136	$ 17,100	$ —	$ —	$ 27,236
Special charges net of tax	$ —	$ 6,791	$ 11,457	$ —	$ —	$ 18,248

Libbey Inc.

Condensed Consolidating Balance Sheet

December 31, 2007	Libbey Inc. (Parent)	Libbey Glass (Issuer)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(Dollars in thousands)			
Cash	$ —	$ 20,834	$ 532	$ 15,173	$ —	$ 36,539
Accounts receivable — net	—	39,249	9,588	44,496	—	93,333
Inventories — net	—	66,965	37,636	78,341	—	182,942
Other current assets	—	8,884	467	10,721	—	20,072
Total current assets	—	**135,932**	**48,223**	**148,731**	—	**332,886**
Other non-current assets	—	22,727	857	9,662	—	33,246
Investments in and advances to subsidiaries	93,115	346,905	277,576	130,751	(848,347)	—
Goodwill and purchased intangible assets — net	—	26,833	16,089	165,169	—	208,091
Total other assets	**93,115**	**396,465**	**294,522**	**305,582**	**(848,347)**	**241,337**
Property, plant and equipment — net	—	95,861	19,382	209,646	—	324,889
Total assets	**$93,115**	**$628,258**	**$362,127**	**$663,959**	**$(848,347)**	**$899,112**
Accounts payable	$ —	$ 22,235	$ 6,931	$ 46,221	—	$ 75,387
Accrued liabilities and other current liabilities	—	48,969	7,929	47,605	—	104,503
Notes payable and long-term debt due within one year	—	209	—	1,326	—	1,535
Total current liabilities	—	**71,413**	**14,860**	**95,152**	—	**181,425**
Long-term debt	—	428,896	—	66,203	—	495,099
Other long-term liabilities	—	91,369	5,496	32,608	—	129,473
Total liabilities	—	**591,678**	**20,356**	**193,963**	—	**805,997**
Total shareholders' equity	**93,115**	**36,580**	**341,771**	**469,996**	**(848,347)**	**93,115**
Total liabilities and shareholders' equity	**$93,115**	**$628,258**	**$362,127**	**$663,959**	**$(848,347)**	**$899,112**

Libbey Inc.

Condensed Consolidating Balance Sheet

December 31, 2006	Libbey Inc. (Parent)	Libbey Glass (Issuer)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(Dollars in thousands)			
Cash	$ —	$ 22,849	$ 509	$ 18,408	$ —	$ 41,766
Accounts receivable — net	—	47,772	10,063	38,948	—	96,783
Inventories — net	—	55,620	32,521	70,982	—	159,123
Other current assets	—	14,221	347	8,604	—	23,172
Total current assets	—	**140,462**	**43,440**	**136,942**	—	**320,844**
Other non-current assets	—	30,247	1,296	7,131	—	38,674
Investments in and advances to subsidiaries	87,850	326,705	284,384	153,011	(851,950)	—
Goodwill and purchased intangible assets — net	—	26,834	16,140	163,398	—	206,372
Total other assets	**87,850**	**383,786**	**301,820**	**323,540**	**(851,950)**	**245,046**
Property, plant and equipment — net	—	100,804	21,039	190,398	—	312,241
Total assets	**$87,850**	**$625,052**	**$366,299**	**$650,880**	**$(851,950)**	**$878,131**
Accounts payable	$ —	$ 21,513	$ 4,577	$ 41,403	—	$ 67,493
Accrued liabilities and other current liabilities	—	53,263	8,561	23,250	—	85,074
Notes payable and long-term debt due within one year	—	155	—	865	—	1,020
Total current liabilities	—	**74,931**	**13,138**	**65,518**	—	**153,587**
Long-term debt	—	409,089	—	81,123	—	490,212
Other long-term liabilities	—	86,354	7,924	52,204	—	146,482
Total liabilities	—	**570,374**	**21,062**	**198,845**	—	**790,281**
Total shareholders' equity	**87,850**	**54,678**	**345,237**	**452,035**	**(851,950)**	**87,850**
Total liabilities and shareholders' equity	**$87,850**	**$625,052**	**$366,299**	**$650,880**	**$(851,950)**	**$878,131**

Libbey Inc.

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2007	Libbey Inc. (Parent)	Libbey Glass (Issuer)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(Dollars in thousands)			
Net Income (loss)	$(2,307)	$ (2,307)	$(3,981)	$ (5,402)	$ 11,690	$ (2,307)
Depreciation and amortization	—	15,143	3,329	23,100	—	41,572
Other operating activities	2,307	606	648	20,321	(11,690)	12,192
Net cash provided by (used in) operating activities	—	13,442	(4)	38,019	—	51,457
Additions to property, plant & equipment	—	(10,508)	(1,474)	(31,139)	—	(43,121)
Other investing activities	—	(3,237)	1,501	9,949	—	8,213
Net cash provided by (used in) investing activities	—	(13,745)	27	(21,190)	—	(34,908)
Net borrowings (repayments)	—	(155)	—	(20,695)	—	(20,850)
Other financing activities	—	(1,557)	—	—	—	(1,557)
Net cash provided by (used in) financing activities	—	(1,712)	—	(20,695)	—	(22,407)
Exchange effect on cash	—	—	—	631	—	631
Increase (decrease) in cash	—	(2,015)	23	(3,235)	—	(5,227)
Cash at beginning of period	—	22,849	509	18,408	—	41,766
Cash at end of period	**$ —**	**$ 20,834**	**$ 532**	**$ 15,173**	**$ —**	**$ 36,539**

Libbey Inc.

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2006	Libbey Inc. (Parent)	Libbey Glass (Issuer)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(Dollars in thousands)			
Net Income (loss)	$(20,767)	$ (20,767)	$ 6,972	$ (17,355)	$ 31,018	$ (20,899)
Depreciation and amortization	—	16,841	3,364	15,515	—	35,720
Other operating activities	20,767	26,165	(7,657)	31,780	(31,018)	40,037
Net cash provided by (used in) operating activities	—	22,239	2,679	29,940	—	54,858
Additions to property, plant & equipment	—	(8,537)	(1,173)	(63,888)	—	(73,598)
Other investing activities	—	(229,009)	(1,297)	151,872	—	(78,434)
Net cash provided by (used in) investing activities	—	(237,546)	(2,470)	87,984	—	(152,032)
Net borrowings	—	248,554	—	(96,041)	—	152,513
Other financing activities	—	(13,215)	—	(4,000)	—	(17,215)
Net cash provided by (used in) financing activities	—	235,339	—	(100,041)	—	135,298
Exchange effect on cash	—	—	—	400	—	400
Increase (decrease) in cash	—	20,032	209	18,283	—	38,524
Cash at beginning of period	—	2,817	300	125	—	3,242
Cash at end of period	**$ —**	**$ 22,849**	**$ 509**	**$ 18,408**	**$ —**	**$ 41,766**

Libbey Inc.

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2005	Libbey Inc. (Parent)	Libbey Glass (Issuer)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(Dollars in thousands)			
Net Income (loss)	$(19,355)	$(19,355)	$(9,242)	$ (6,847)	$ 35,444	$(19,355)
Depreciation and amortization	—	17,306	4,519	10,656	—	32,481
Other operating activities	19,355	41,522	6,893	(7,339)	(35,444)	24,987
Net cash provided by (used in) operating activities	—	39,473	2,170	(3,530)	—	38,113
Additions to property, plant & equipment	—	(30,204)	(2,328)	(11,738)	—	(44,270)
Other investing activities	—	212	—	(28,948)	—	(28,736)
Net cash provided by (used in) investing activities	—	(29,992)	(2,328)	(40,686)	—	(73,006)
Net borrowings	—	(4,637)	—	44,289	—	39,652
Other financing activities	—	(7,761)	—	—	—	(7,761)
Net cash provided by (used in) financing activities	—	(12,398)	—	44,289	—	31,891
Exchange effect on cash	—	—	—	—	—	—
Increase (decrease) in cash	—	(2,917)	(158)	73	—	(3,002)
Cash at beginning of period	—	5,734	458	52	—	6,244
Cash at end of period	**$ —**	**$ 2,817**	**$ 300**	**$ 125**	**$ —**	**$ 3,242**

Selected Quarterly Financial Data (unaudited)

The following tables present selected quarterly financial data for the years ended December 31, 2007 and 2006:

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2007	2006	2007	2006	2007	2006	2007	2006
Net sales	$179,496	$134,866	$207,123	$157,998	$202,431	$183,256	$225,110	$213,360
Gross profit	$ 32,415	$ 22,146	$ 44,189	$ 28,172	$ 38,250	$ 31,568	$ 42,815	$ 41,278
Gross profit margin	*18.1%*	*16.4%*	*21.3%*	*17.8%*	*18.9%*	*17.2%*	*19.0%*	*19.3%*
Selling, general & administrative expenses	$ 22,034	$ 19,086	$ 23,667	$ 19,696	$ 23,571	$ 20,729	$ 22,296	$ 28,055
Income (loss) from operations (IFO)	$ 10,381	$ 3,060	$ 20,522	$ (4,111)	$ 14,679	$ 10,839	$ 20,519	$ 9,476
IFO margin	*5.8%*	*2.3%*	*9.9%*	*(2.6)%*	*7.3%*	*5.9%*	*9.1%*	*4.4%*
Equity earnings	$ 0	$ 1,065	$ 0	$ 921	$ 0	$ 0	$ 0	$ 0
Earnings (loss) before interest and income taxes (EBIT)	$ 12,226	$ 4,521	$ 21,161	$ (4,097)	$ 16,240	$ 9,106	$ 25,252	$ 8,484
EBIT margin	*6.8%*	*3.4%*	*10.2%*	(2.6)%	*8.0%*	*5.0%*	*11.2%*	*4.0%*
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 21,442	$ 12,856	$ 31,871	$ 4,109	$ 28,025	$ 19,777	$ 35,113	$ 16,992
EBITDA margin	*11.9%*	*9.5%*	*15.4%*	*2.6%*	13.8%	*10.8%*	*15.6%*	*8.0%*
Net income (loss)	$ (1,754)	$ 515	$ 3,956	$ (9,569)	$ 445	$ (3,307)	$ (4,954)	$ (8,538)
Net income margin	*(1.0)%*	*0.4%*	*1.9%*	*(6.1)%*	*0.2%*	*(1.8)%*	*(2.2)%*	*(4.0)%*
Diluted earnings (loss) per share	$ (0.12)	$ 0.04	$ 0.27	$ (0.68)	$ 0.03	$ (0.23)	$ (0.34)	$ (0.60)
Accounts receivable — net	$ 95,493	$ 69,652	$108,441	$101,113	$108,993	$102,393	$ 93,333	$ 96,783
DSO	*45.4*	*44.4*	*50.5*	*52.1*	*49.6*	*52.0*	*41.8*	*46.3*
Inventories — net	$168,971	$121,388	$175,169	$161,827	$185,776	$167,859	$182,942	$159,123
DIO	*80.4*	*77.3*	*81.6*	*74.6*	*84.5*	*81.7*	*82.0*	*77.4*
Accounts payable	$ 65,817	$ 40,070	$ 65,359	$ 59,447	$ 71,824	$ 73,559	$ 75,387	$ 67,493
DPO	*31.3*	*25.5*	*30.5*	*22.6*	*32.7*	*35.8*	*33.8*	*32.8*
Working capital	$198,647	$150,970	$218,251	$203,493	$222,945	$196,693	$200,888	$188,413
DWC	*94.4*	*96.1*	*101.7*	*104.8*	*101.4*	*99.9*	*90.0*	*90.1*
Percent of net sales	*25.9%*	*26.3%*	*27.9%*	*28.7%*	*27.8%*	*27.4%*	*24.7%*	*24.7%*
Net cash provided by (used in) operating activities	$ (37)	$ 4,798	$ 4,362	$ 15,577	$ 11,352	$ 11,149	$ 35,780	$ 23.334
Free cash flow	$ (7,761)	$(16,641)	$ (8,587)	$(74,811)	$ 2,664	$ (9,576)	$ 30,233	$ 3,854
Total borrowings	$488,359	$284,335	$493,317	$465,145	$491,742	$485,282	$496,634	$491,232

The following table represents special charges (see note 10) included in the above quarterly data for the years ended December 31, 2007 and 2006:

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2007	2006	2007	2006	2007	2006	2007	2006
Special charges included in:								
Cost of sales	$—	$—	$—	$ 2,543	$—	$—	$—	$ (385)
Special charges	—	—	—	12,587	—	—	—	3,747
Interest expense	—	—	—	4,906	—	—	—	—
Total pre-tax special charges	—	—	—	20,036	—	—	—	3,362
Special charges — net of tax	—	—	—	13,424	—	—	—	3,281
Diluted earnings per share:								
Capacity realignment charges — net of tax	$—	$—	$—	$ 0.95	$—	$—	$—	$ 0.23

Stock Market Information

Libbey Inc. common stock is listed for trading on the New York Stock Exchange under the symbol **LBY.** The price range for the Company's common stock as reported by the New York Stock Exchange and dividends declared for our common stock were as follows:

	2007			2006		
	Price Range		Cash Dividend	Price Range		Cash Dividend
	High	Low	Declared	High	Low	Declared
First Quarter	$14.28	$11.17	$0.025	$12.19	$ 6.85	$0.025
Second Quarter	$24.65	$13.98	$0.025	$15.58	$ 5.91	$0.025
Third Quarter	$24.06	$13.76	$0.025	$11.75	$ 5.90	$0.025
Fourth Quarter	$19.32	$14.28	$0.025	$12.53	$10.33	$0.025

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Securities Exchange Act of 1934 (the "Exchange Act") reports are recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well-designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, we have investments in certain unconsolidated entities. As we do not control or manage these entities, our disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those we maintain with respect to our consolidated subsidiaries.

As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the quarter covered by this report. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level.

Report of Management

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

Management has used the framework set forth in the report entitled "Internal Control — Integrated Framework" published by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission to evaluate the effectiveness of the Company's internal control over financial reporting. Management has concluded that the Company's internal control over financial reporting was effective as of the end of the most recent fiscal year. The Company's independent registered public accounting firm, Ernst & Young LLP, that audited the Company's Consolidated Financial Statements, has issued an attestation report on the Company's internal control over financial reporting.

Changes in Internal Control

There has been no change in the Company's internal controls over financial reporting during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

ITEM 9B. *OTHER INFORMATION*

None.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Information with respect to executive officers of Libbey is incorporated herein by reference to Item 4 of this report under the caption "Executive Officers of the Registrant." Information with respect to directors of Libbey is incorporated herein by reference to the information set forth under the caption "Libbey Corporate Governance-Who are the current members of Libbey's Board of Directors?" in the Proxy Statement. Certain information regarding compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to the information set forth under the caption "Stock Ownership — Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement. Information with respect to the Audit Committee members, the Audit Committee financial experts, and material changes in the procedures by which shareholders can recommend nominees to the Board of Directors is incorporated herein by reference to the information set forth under the captions "Libbey Corporate Governance-Who are the current members of Libbey's Board of Directors?", "— What is the role of the Board's Committees?" and "— How does the Board select nominees for the Board?" in the Proxy Statement.

Libbey's Code of Business Ethics and Conduct applicable to its Directors, Officers (including Libbey's principal executive officer and principal financial & accounting officer) and employees, along with the Audit Committee Charter, Nominating and Governance Committee Charter, Compensation Committee Charter and Corporate Governance Guidelines is posted on Libbey's website at www.libbey.com. Libbey's Code of Business Ethics and Conduct is also available to any shareholder who submits a request in writing addressed to Susan A. Kovach, Vice President, General Counsel and Secretary, Libbey Inc., 300 Madison Avenue, P.O. Box 10060, Toledo, Ohio 43699-0060. In the event that Libbey amends or waives any of the provisions of the Code of Business Ethics and Conduct applicable to the principal executive officer or principal financial & accounting officer, Libbey intends to disclose the subsequent information on Libbey's website.

ITEM 11. *EXECUTIVE COMPENSATION*

Information regarding executive compensation is incorporated herein by reference to the information set forth under the captions "Compensation Discussion and Analysis," "Comparison of Cumulative Total Returns," "Total Shareholder Return" and "Indexed Returns" in the Proxy Statement.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Information regarding security ownership of certain beneficial owners and management is incorporated herein by reference to the information set forth under the captions "Stock Ownership — Who are the largest owners of

Libbey stock?" and "-How much stock do Libbey's directors and officers own?" in the Proxy Statement. Information regarding equity compensation plans is incorporated herein by reference to Item 5 of this report under the caption "Equity Compensation Plan Information."

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Information regarding certain relationships and related transactions is incorporated herein by reference to the information set forth under the caption "Libbey Corporate Governance-Certain Relationships and Related Transactions — What related party transactions involved directors or related parties?" and "— How does the Board determine which directors are considered independent?" in the Proxy Statement.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

Information regarding principal accounting fees and services is incorporated herein by reference to the information set forth under the caption "Audit-Related Matters — Who are Libbey's auditors?" and "— What fees has Libbey paid to its auditors for fiscal year 2007 and 2006?" in the Proxy Statement.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULE*

a) Index of Financial Statements and Financial Statement Schedule Covered by Report of Independent Auditors.

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule or because the information required is included in the Consolidated Financial Statements or the accompanying notes.

b) The accompanying Exhibit Index is hereby incorporated by reference. The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIBBEY INC.

by: /s/ Gregory T. Geswein

Gregory T. Geswein
Vice President and Chief Financial Officer

Date: March 17, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title
William A. Foley	Director
Peter C. McC. Howell	Director
Carol B. Moerdyk	Director
Jean-René Gougelet	Director
Terence P. Stewart	Director
Carlos V. Duno	Director
Deborah G. Miller	Director
Richard I. Reynolds	Director, Executive Vice President, Chief Operating Officer
John F. Meier	Chairman of the Board of Directors, Chief Executive Officer

By: /s/ Gregory T. Geswein

Gregory T. Geswein
Attorney-In-Fact

Date: March 17, 2008

/s/ Gregory T. Geswein

Gregory T. Geswein
Vice President and Chief
Financial Officer (Principal Accounting Officer)

Date: March 17, 2008

INDEX TO FINANCIAL STATEMENT SCHEDULE

LIBBEY INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS (Consolidated)
Years ended December 31, 2007, 2006 and 2005

	Allowance for Doubtful Accounts	Allowance for Slow Moving and Obsolete Inventory	Valuation Allowance for Deferred Tax Asset
	(Dollars in thousands)		
Balance at December 31, 2004	$ 7,661	$ 2,839	$ 955
Charged to expense or other accounts	5,886	8,377	2,078
Deductions	(151)	(3,266)	
Balance at December 31, 2005	13,396	7,950	3,033
Charged to expense or other accounts	3,602	6,215	3,542
Deductions	(5,491)	(8,026)	
Balance at December 31, 2006	**11,507**	**6,139**	**6,575**
Charged to expense or other accounts	**1,760**	**2,285**	**22,280**
Deductions	**(1,556)**	**(1,989)**	
Balance at December 31, 2007	**$11,711**	**$ 6,435**	**$28,855**

EXHIBIT 31.1

Certification of Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, John F. Meier, certify that:

1. I have reviewed this annual report on Form 10-K of Libbey Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designated under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By /s/ John F. Meier

John F. Meier,
Chief Executive Officer

Date March 17, 2008

EXHIBIT 31.2

Certification of Chief Financial Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Gregory T. Geswein, certify that:

1. I have reviewed this annual report on Form 10-K of Libbey Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designated under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By /s/ Gregory T. Geswein

Gregory T. Geswein,
Chief Financial Officer

Date March 17, 2008

EXHIBIT 32.1

Certification of Chief Executive Officer

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Libbey Inc. (the "Company") hereby certifies, to such officer's knowledge, that:

(i) the accompanying Annual Report on Form 10-K of Libbey for the year ended December 31, 2007 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Libbey.

/s/ John F. Meier

John F. Meier
Chief Executive Officer

Dated: March 17, 2008

EXHIBIT 32.2

Certification of Chief Financial Officer

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Libbey Inc. (the "Company") hereby certifies, to such officer's knowledge, that:

(i) the accompanying Annual Report on Form 10-K of Libbey for the year ended December 31, 2007 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Libbey.

/s/ Gregory T. Geswein

Gregory T. Geswein
Chief Financial Officer

Dated: March 17, 2008

This page intentionally left blank.

Libbey®

LIBBEY INC.
P.O. BOX 10060
300 MADISON AVENUE
TOLEDO, OHIO 43699-0060

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS ON MAY 16, 2008

Dear Fellow Libbey Stockholder:

We will hold our 2008 Annual Meeting of Libbey stockholders on Friday, May 16, 2008, at 2 p.m., Central Time, in the Parkside Room of The Drake Hotel, 140 East Walton Place, Chicago, Illinois 60611.

At the meeting, stockholders will:

- elect three directors, each for a term of three years;
- vote to ratify the appointment of Ernst & Young LLP as Libbey's independent auditors for our fiscal year ending December 31, 2008; and
- transact such other business as properly may come before the meeting.

You are entitled to vote at the meeting if you were an owner of record of Libbey Inc. common stock at the close of business on March 31, 2008. If your ownership is through a broker or other intermediary, you will need to have proof of your stockholdings in order to be admitted to the meeting. A recent account statement, letter or proxy from your broker or other intermediary will suffice.

We hope you will vote by marking, signing and returning your proxy or voting instruction card as soon as possible, whether or not you plan to attend the meeting.

Management sincerely appreciates your support.

Sincerely,

John F. Meier
Chairman of the Board of Directors and
Chief Executive Officer

By Order of the Board of Directors,

Susan Allene Kovach
Secretary

April 4, 2008
Toledo, Ohio

LIBBEY INC.

PROXY STATEMENT

We have sent you this proxy statement because our Board of Directors is asking you to give your proxy (that is, the authority to vote your shares) to our proxy committee so that they may vote your shares on your behalf at our annual meeting of stockholders. The members of the proxy committee are John F. Meier, Richard I. Reynolds and Susan Allene Kovach. They will vote your shares as you instruct.

We will hold the meeting in the Parkside Room of The Drake Hotel, 140 East Walton Place, Chicago, Illinois 60611, on May 16, 2008, at 2 p.m., Central Time. This proxy statement contains information about the matters being voted on and other information that may be helpful to you.

We began the mailing to stockholders of this proxy statement and the enclosed proxy on or about April 4, 2008.

QUESTIONS AND ANSWERS

Who may vote?

You may vote if you were a holder of Libbey Inc. ("Libbey") common stock at the close of business on March 31, 2008.

What may I vote on?

You may vote on the following proposals:

- Proposal 1: Election of three nominees — William A. Foley, Deborah G. Miller and Terence P. Stewart — to serve as Class III directors; and
- Proposal 2: Ratification of the appointment of Ernst & Young LLP as Libbey's independent auditors for the 2008 fiscal year.

How does the Board recommend that I vote?

The Board recommends that you vote:

- Proposal 1: FOR each of William A. Foley, Deborah G. Miller and Terence P. Stewart to serve as Class III directors; and
- Proposal 2: FOR ratification of the appointment of Ernst & Young LLP as Libbey's independent auditors for the 2008 fiscal year.

How do I vote?

You may vote by marking, signing and dating the enclosed proxy card or voting instruction card and returning it in the prepaid envelope. The proxy committee will vote your shares in accordance with your directions. If you return a proxy card but do not mark the boxes showing how you wish to vote, the proxy committee will vote your shares FOR each of the proposals, but only if you have signed and dated the card. Unsigned proxy cards will not be voted at all. If you are a stockholder of record (that is, if you are registered on our books), you also may vote in person by attending the meeting.

May I change my vote?

If you are a stockholder of record, you may, at any time before your shares are voted at the meeting, change your vote or revoke your proxy by:

- sending us a proxy card dated later than your last vote;
- notifying the Secretary of Libbey in writing; or
- voting at the meeting.

If you hold your shares in "street name" through a broker or other nominee, you should contact your broker or nominee to determine how to change your vote or revoke your proxy.

How many outstanding shares of Libbey common stock are there?

At the close of business on March 31, 2008, which is the record date for the meeting, there were 14,606,199 shares of our common stock outstanding. Each share of common stock is entitled to one vote.

How big a vote do the proposals need in order to be adopted?

As long as a quorum is present either in person or by proxy at the Annual Meeting, each proposal must receive the votes of the holders of a majority of the shares of common stock present in person or represented by proxy at the Annual Meeting.

What constitutes a quorum?

Under our By-laws, the holders of a majority of the total shares issued and outstanding, whether present in person or represented by proxy, will constitute a quorum, permitting business to be transacted at the meeting.

How will votes be counted?

Votes cast in person or by proxy will be tabulated by the inspector of elections appointed for the meeting and will determine whether a quorum is present. Abstentions will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum, but as unvoted for purposes of determining the matter to which the abstention applies. Broker non-votes will not be considered as present and entitled to vote with respect to that matter. The common stock outstanding on the record date held by the trustee under Libbey's Retirement Savings Plan will be voted by the trustee in accordance with written instructions from participants in that plan or, as to those shares for which no instructions are received, in a uniform manner as a single block in accordance with the instructions received with respect to the majority of shares of the plan for which instructions were received.

What are broker non-votes?

If you hold your shares in "street name" through a broker or other nominee, your broker or nominee may not be permitted to vote your shares with respect to certain matters unless you give your broker or nominee specific instructions as to how to vote. For example, unless brokers have received voting instructions from their customers, brokers may not vote their customers' shares with respect to the approval of equity compensation plans or other non-routine matters. Non-voted shares on non-routine matters are called "broker non-votes." They will not be counted in determining the number of shares necessary for approval but will be counted in determining whether there is a quorum.

How will voting be conducted on other matters raised at the meeting?

The proxy committee will vote on other matters that properly come before the meeting in accordance with the Board's recommendation or, if no recommendation is given, in the discretion of the proxy committee.

When must stockholder proposals be submitted for the 2008 annual meeting?

A stockholder desiring to submit a proposal for inclusion in our Proxy Statement for our Annual Meeting to be held in 2009 must deliver the proposal so that we receive it no later than December 4, 2008. Any proposal submitted outside the processes of Rule 14a-8 under the Exchange Act will be considered untimely if submitted after February 17, 2009. We request that all such proposals be addressed to Susan Allene Kovach, Vice President, General Counsel and Secretary, Libbey Inc., 300 Madison Avenue, P.O. Box 10060, Toledo, Ohio 43699-0060.

STOCK OWNERSHIP

Who are the largest owners of Libbey stock?

The following table shows information with respect to the persons we know to be the beneficial owners of more than five percent of our common stock as of December 31, 2007.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Zesiger Capital Group LLC(1) 320 Park Avenue, 30th Floor New York, NY 10022	2,101,050	14.40%
Dimensional Fund Advisors LP(2) 1299 Ocean Avenue Santa Monica, CA 90401	985,270	6.77%
Skylands Capital, LLC(3) 1200 North Mayfair Road, Suite 250 Milwaukee, WI 53226	908,800	6.20%
Barclays Global Investors, NA(4) 45 Fremont Street San Francisco, CA 94105	806,402	5.54%
Credit Suisse(5) 11 Madison Ave New York, NY 10010	730,781	5.00%

(1) Amendment No. 4 to Schedule 13G filed with the Securities and Exchange Commission on behalf of Zesiger Capital Group LLC, an investment advisor, indicates that, as of December 31, 2007, Zesiger Capital Group LLC is the beneficial owner of 2,101,050 common shares, with sole dispositive power as to 2,101,050 common shares and sole voting power as to 1,393,000 common shares. The schedule further states that all securities reported in the schedule are held in discretionary accounts that Zesiger Capital Group LLC manages, and that no single client of Zesiger Capital Group LLC owns more than 5% of the class.

(2) Schedule 13G filed with the Securities and Exchange Commission on behalf of Dimensional Fund Advisors LP, an investment advisor, states that Dimensional Fund Advisors LP furnishes investment advice and serves as investment manager to certain commingled group trusts and separate accounts (the "Funds"). The schedule further indicates that, as of December 31, 2007, Dimensional Fund Advisors LP is the beneficial owner of 985,270 common shares, with sole voting and dispositive power with respect to all of those shares; that the Funds own all such securities; and that no one such Fund owns more than 5% of the shares.

(3) Schedule 13G filed with the Securities and Exchange Commission on behalf of Skylands Capital, LLC indicates that, as of December 31, 2007, Skylands Capital, LLC, an investment advisor, is the beneficial owner of 908,800 shares, with sole voting and dispositive power with respect to all of those shares, which

are held in four private investment funds and ten separate accounts managed by Skylands Capital, LLC, and that no fund or person beneficially owns more than 5% of the outstanding shares.

(4) Schedule 13G filed with the Securities and Exchange Commission by Barclays Global Investors, NA on behalf of a group including Barclays Global Investors, NA, a bank ("Barclays NA"), Barclays Global Fund Advisors ("GBFA"), an investment advisor, and Barclays Global Investors, Ltd. ("Barclays Ltd."), a bank, indicates that, as of December 31, 2007, each member of the group is the beneficial owner of 806,402 shares, with sole voting power with respect to 647,221 shares and sole dispositive power with respect to 806,402 shares. The schedule further states that the shares are held by the company in trust accounts for the economic benefit of the beneficiaries of those accounts.

(5) Schedule 13G filed with the Securities and Exchange Commission by Credit Suisse, a bank (the "Bank"), indicates that it is filed on behalf of the subsidiaries of Credit Suisse to the extent that they constitute the Investment Banking division (the "Investment Banking division"), the Alternative Investments business (the "AI Business") within the Asset Management division (the "Asset Management division") and the U.S. private client services business (the "U.S. PCS Business") within the Private Banking division (the "Private Banking division") (the "Reporting Person"). The address of the principal business and office of the Bank is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich , Switzerland. The address of the principal business and office of the Reporting Person in the United States is Eleven Madison Avenue, New York, New York 10010. Schedule 13G states that, as of December 31, 2007, the Reporting Person is the beneficial owner of 730,781 shares, with shared voting and dispositive power with respect to all those shares. Schedule 13G further indicates that the ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland, and that CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. The Schedule 13G also states that "CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Asset Management division (other than the AI Business) (the 'Traditional AM Business') and the Private Banking division (other than the U.S. PCS Business (the 'Non-U.S. PB Business')) may beneficially own Shares to which the Schedule 13G relates (the "Shares") and such Shares are not reported in the Schedule 13G. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of the Traditional AM Business and the Non-U.S. PB Business disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, the Traditional AM Business and the Non-U.S. PB Business."

How much Libbey stock do our directors and officers own?

Stock Ownership Guidelines

Since July 2004, we have required each of our outside directors, prior to the expiration of his or her second full term, to own at least 4,000 shares of Libbey common stock. Compliance with this guideline may be achieved through direct ownership of shares of our common stock, through deferral of director compensation into an account, the value of which is based upon the value of our common stock plus dividends (as described under *"Compensation-Related Matters — Compensation Discussion and Analysis — How are Libbey's directors compensated?"* below), or through a combination of these means.

In October 2007, we established guidelines pursuant to which our executive officers also are required to achieve ownership of meaningful amounts of equity in Libbey. Specifically, each executive officer is required to achieve ownership of a specified number of shares of Libbey common stock equal to a multiple of his or her base salary in effect on January 1, 2008 or, if later, the date on which the executive officer becomes subject to the guidelines. For individuals who are executive officers as of January 1, 2008, the applicable deadline for compliance with the guidelines is December 31, 2012. For individuals who become executive officers after January 1, 2008, the applicable deadline is the fifth anniversary of the date on which they become executive officers.

The applicable multiples for the executive officers are as follows:

Executive Officer Title	Multiple of Base Salary
Chief Executive Officer	5X
President, Executive Vice President, group or divisional president(1)	3X
Other Vice Presidents	2X

(1) No individuals currently occupy the positions of President or group or divisional president. Mr. Reynolds currently is Libbey's only Executive Vice President.

We determine the number of shares of stock that each executive officer is required to own by the applicable deadline as follows. First, we multiply the applicable executive officer's annual base salary on January 1, 2008 (or the date on which he or she becomes subject to the guidelines, if later) by the appropriate multiple from the above table. We then divide the product by the average closing price of Libbey common stock over a period of time to be determined by the Nominating and Governance Committee of Libbey's Board of Directors. For those individuals who were executive officers as of January 1, 2008, the Nominating and Governance Committee has determined that the average closing price of Libbey common stock over 2007, $16.84, will be used to determine the number of shares that they are required to own as of December 31, 2012.

The following forms of equity (which we refer to as "Qualifying Shares") will be counted in determining whether an executive officer has achieved the guideline applicable to him or her:

- Shares of Libbey common stock held by the officer, his or her spouse and/or his or her minor children (as long as they are minors), if:
  - The shares are not subject to forfeiture under the terms of any award of those shares or the terms of any plan pursuant to which those shares are purchased and/or held; and
  - The shares are not pledged to secure any indebtedness;
- Awards, pursuant to any plan approved by the Compensation Committee of the Board of Directors, of restricted shares, restricted stock units (which we refer to as "RSUs") or shares issued in settlement of performance shares, but only if and to the extent the vesting requirements (whether continued service to Libbey or achievement of performance targets) associated with the shares already have been satisfied;
- Shares of Libbey common stock that are held for the benefit of the executive officer or his or her spouse or minor children in a 401k savings account, in Libbey's Employee Stock Purchase Plan, in any individual retirement account or in any trust or other estate planning vehicle;
- "Phantom stock" into which any restricted shares, RSUs or shares issued in settlement of performance shares are deferred pursuant to any plan approved by the Compensation Committee of the Board of Directors; and
- Vested, "in-the-money" stock options, but only to the extent they do not exceed 50% of the shares required by the guideline applicable to the particular executive officer.

As of March 1, 2008, the number of Qualifying Shares held by the executive officers whom we refer to as the "Named Executives" (as set forth under *"Compensation-Related Matters — Summary Compensation Table"* below) was as follows:

Named Executive	Applicable Guideline (Number of Shares)	Number of Qualifying Shares Held
John F. Meier	204,869	120,062
Gregory T. Geswein(1)	40,099	1,257
Scott M. Sellick	32,193	22,707
Richard I. Reynolds	79,504	74,879
Kenneth G. Wilkes	39,302	39,869
Daniel P. Ibele	31,061	24,203

(1) Does not include 1,642 restricted stock units (which we refer to as "RSUs") that are scheduled to vest on May 23, 2008 and therefore are included under *"Beneficial Ownership Table"* below.

The Nominating and Governance Committee, which is responsible for monitoring compliance with the guidelines, has authority to address extenuating circumstances that prevent an executive officer from complying with the guidelines by the deadline applicable to him or her. In addition, the Nominating and Governance Committee has authority to work out transition plans for executive officers nearing retirement.

Beneficial Ownership Table

The following table shows, as of March 31, 2008, the number of shares of our common stock and percentage of all issued and outstanding shares of our common stock that are beneficially owned (unless otherwise indicated) by our directors, the Named Executives and our directors and executive officers as a group. Our address is the address of each director and executive officer set forth below. The shares owned by the executive officers set forth below include the shares held in their accounts in the Libbey Inc. Retirement Savings Plan. An asterisk indicates ownership of less than one percent of the outstanding stock.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Carlos V. Duno	7,523	*
William A. Foley(2)	6,623	*
Gregory T. Geswein(3)	2,526	*
Jean-René Gougelet(2)	0	*
Daniel P. Ibele(3)	92,703	*
Peter C. McC. Howell(2)(4)	8,273	*
John F. Meier(3)(5)	314,006	2.15%
Deborah G. Miller(2)	4,878	*
Carol B. Moerdyk(2)	7,423	*
Richard I. Reynolds(3)	221,880	1.52%
Scott M. Sellick(3)	54,707	*
Terence P. Stewart(2)	10,451	*
Kenneth G. Wilkes(3)	131,370	*
Directors & Executive Officers as a Group(3)(2)	1,033,807	7.08%

(1) Includes the following number of stock options that have been granted to Messrs. Meier, Geswein, Sellick, Reynolds, Wilkes and Ibele and that currently are exercisable or will be exercisable on or before June 3, 2008:

Named Executive	Number of Outstanding Stock Options Exercisable Within 60 Days
John F. Meier	221,933
Gregory T. Geswein	1,269
Scott M. Sellick	41,623
Richard I. Reynolds	163,925
Kenneth G. Wilkes	103,225
Daniel P. Ibele	78,264

(2) Does not include the following number of shares of phantom stock held by non-management directors, as of March 31, 2008, pursuant to certain deferred compensation plans for outside directors:

Name of Director	Number of Phantom Shares
William A. Foley	11,633
Jean-René Gougelet	152
Peter C. McC. Howell	5,703
Deborah G. Miller	2,164
Carol B. Moerdyk	22,378
Terence P. Stewart	17,066

For more information regarding our deferred compensation plans for non-management directors, see *"Compensation Discussion and Analysis — How are Libbey's directors compensated?"* below.

(3) Includes the shares of common stock that Messrs. Meier, Geswein, Sellick, Reynolds, Wilkes and Ibele, and all officers as a group, held in the Libbey Inc. Retirement Savings Plan as of March 31, 2008.

(4) Includes 750 shares held by family members of Mr. Howell. Mr. Howell disclaims any beneficial interest in these shares.

(5) Includes 8,406 shares held by family members of Mr. Meier. Mr. Meier disclaims any beneficial interest in these shares.

In addition to outstanding shares of common stock that our Named Executives beneficially owned as of March 31, 2008, on February 16, 2007, May 23, 2007 and February 15, 2008 the Named Executives received the following grants of RSUs that have not yet vested:

Named Executive	No. of Unvested RSUs(1)
John F. Meier	68,808
Gregory T. Geswein	13,615
Scott M. Sellick	14,920
Richard I. Reynolds	35,784
Kenneth G. Wilkes	18,400
Daniel P. Ibele	12,797

(1) Of this amount, 41,623 RSUs with three-year vesting were granted on February 16, 2007, a total of 6,567 RSUs with four-year vesting were granted on May 23, 2007, and a total of 116,134 RSUs with four-year vesting were granted on February 16, 2007 and February 15, 2008. One share of our common stock will be issued for each vested RSU. Dividends do not accrue on RSUs until they vest. For further information, see *"Compensation-Related Matters — In what forms does Libbey deliver compensation to its executives, and what purposes do the various forms of compensation serve?"* and the Outstanding Equity Awards at Fiscal Year-End table below.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely on our review of filings with the Securities and Exchange Commission and written representations that no other reports were required to be filed by the relevant persons, we believe that, during the fiscal year ended December 31, 2007, all officers, directors and greater-than-ten-percent beneficial owners complied with the filing requirements applicable to them pursuant to Section 16 of the Exchange Act.

LIBBEY CORPORATE GOVERNANCE

Who are the current members of Libbey's Board of Directors?

Libbey's Certificate of Incorporation and By-Laws provide that the Board of Directors is divided into three classes. The following table shows information with respect to the members of the Board of Directors on the date of this proxy statement:

Director	Age	Experience	Board Committee Assignments	Director Since
Carlos V. Duno (Class II)	60	Owner and Chief Executive Officer of Marcia Owen Associates, a recruiting and staffing agency, from July 2006 to present; Chief Executive Officer and Owner, CDuno Consulting, from November 2004 to present; Chairman & CEO, Clean Fuels Technology, from June 2001 to October 2004; President, Business Development and Planning, Vitro S.A. from July 1995 to May 2001.	Chair, Audit Committee; Member, Nominating and Governance Committee	2003
William A. Foley (Class III)	60	Chairman and Chief Executive Officer of Think Well Inc. from March 2005 to present; President and a Director of Arhaus, Incorporated, a retailer of home furnishings, from November 2006 to June 2007; Co-founder of Learning Dimensions LLC from November 2002 to July 2005; Co-founder of Entrenu Holdings LLC; Chairman and Chief Executive Officer of LESCO Inc. from July 1993 to April 2002.	Chair, Nominating and Governance Committee; Member, Compensation Committee	1994

Director	Age	Experience	Board Committee Assignments	Director Since
Jean-René Gougelet (Class I). . .	59	From August 2007 to present, President of Burnes Home Accents, LLC; from 2005 to August 2007, strategy consultant with Vido Enterprises, providing strategic planning and growth management services to middle market companies; from 2001 to 2005, Chief Executive Officer of Arc International's Mikasa division; and from 1991 through 2001 and 2003 through 2005, Chief Executive Officer of Arc International North America.	Member, Audit Committee	2007
Peter C. McC. Howell (Class II). .	58	From 1997 to present, advisor to various business enterprises in the areas of acquisitions, marketing and financial reporting; Chairman and Chief Executive Officer of Signature Brands USA Inc. (formerly Health o meter, Inc.) from August 1994 to August 1997; President, Chief Executive Officer and a director of Mr. Coffee, inc. from 1989 to 1994; Member of the board of directors of Pure Cycle Corporation (NASDAQ: PCYO).	Member, Audit Committee; Member, Nominating and Governance Committee	1993
John F. Meier (Class I)	60	Chairman of the Board and Chief Executive Officer of Libbey since June 1993; Director, Cooper Tire and Rubber Company (NYSE: CTB), since 1997; Director, Applied Industrial Technologies (NYSE: AIT), since October 2005.		1987

Director	Age	Experience	Board Committee Assignments	Director Since
Deborah G. Miller (Class III) . . .	58	Chief Executive Officer of Enterprise Catalyst Group, a consulting firm specializing in high technology and biotechnology transformational applications, from 2003 to present, and in that role, President, Chief Executive Officer and Chairman of Ascendant Systems from February 2005 to present and Chief Executive Officer of Maranti Networks from September 2003 to November 2004; President and Chief Executive Officer of Egenera from April 2002 to 2003; from November 2001 to March 2002, Chief Executive Officer, On Demand Software. Ms. Miller also serves on the board of directors of Sentinel Group Funds, Inc.	Member, Compensation Committee; Member, Nominating and Governance Committee	2003
Carol B. Moerdyk (Class I)	57	Retired. Formerly Senior Vice President, International, OfficeMax, Incorporated (formerly Boise Cascade Corporation), from August 2004 to September 2007; Senior Vice President, Administration, Boise Cascade Office Products Corporation, from January 2004 to August 2004; Senior Vice President, North American and Australasian Contract Operations, Boise Cascade Office Products Corporation, from 1998 through 2003. Director of American Woodmark Corporation (NASDAQ: AMWD) since May 2005.	Chair, Compensation Committee; Member, Audit Committee;	1998
Richard I. Reynolds (Class II) . .	61	Executive Vice President and Chief Operating Officer of Libbey from November 1995 to present; Vice President and Chief Financial Officer of Libbey from 1993 to 1995.		1993
Terence P. Stewart (Class III) . . .	59	Managing partner of Stewart and Stewart, a Washington, D.C.-based law firm that specializes in trade and international law issues, where he has been employed since 1976.		1997

Does Libbey have Corporate Governance Guidelines?

Our Board of Directors has adopted Corporate Governance Guidelines that govern the Board of Directors. Our Corporate Governance Guidelines, as well as the charters for each of the Audit, Compensation and Nominating and Governance committees, are available on our website (www.libbey.com).

What is the role of the Board's committees?

Our Board of Directors currently has an Audit Committee, a Compensation Committee and a Nominating and Governance Committee.

Audit Committee. The Board of Directors adopted an Audit Committee Charter in 2000 and periodically reviews and, when indicated in light of current best practices, updates the Audit Committee Charter. Most recently, the Board of Directors adopted a new Audit Committee Charter at the Board's meeting held on February 5, 2008. The current Audit Committee Charter is available on Libbey's website (www.libbey.com).

The functions of the Audit Committee are described under *"Audit-Related Matters; Report of the Audit Committee"* below. The Audit Committee met ten times during 2007. On February 5, 2008, the Board selected the members of the Audit Committee for the coming year, as shown above. The Board has determined that all members of the Audit Committee are independent, within the meaning of SEC regulations and the listing standards of the New York Stock Exchange. The Board has further determined that each of Messrs. Duno and Howell and Ms. Moerdyk is qualified as an audit committee financial expert, as defined in SEC regulations, and that each of Messrs. Duno, Gougelet and Howell and Ms. Moerdyk is financially literate and has accounting and related financial management expertise, as those qualifications are interpreted by the Board in its business judgment.

Compensation Committee. The Compensation Committee is responsible for (a) discharging the Board's responsibilities relating to executive compensation, (b) producing an annual report on executive compensation for inclusion in the proxy statement or annual report on Form 10-K as required by the SEC, (c) approving grants of stock options and other awards under the company's equity participation plans and providing oversight and administration of these plans in accordance with the provisions of the plans, and (d) providing oversight and administration for the company's employee stock purchase plan in accordance with the provisions of the plan. In particular, the Compensation Committee has been charged with the following responsibilities:

- The Compensation Committee reviews executive compensation at comparable companies and recommends to the Board compensation levels and incentive compensation plans for our executives;

- The Compensation Committee reviews and approves the goals and objectives relevant to the targets of the executive incentive compensation plans;

- Following the Board's annual evaluation of the performance of the Chief Executive Officer (which is to be reviewed with the Chief Executive Officer by the chair of the Committee), the Compensation Committee establishes the compensation of the Chief Executive Officer based on the evaluation, and in determining the long-term incentive compensation component of the Chief Executive Officer's compensation, the Compensation Committee considers the Company's performance, relative shareholder return, the value of similar awards to chief executive officers at comparable companies and the awards given to the Company's Chief Executive Officer in prior years.

- The Compensation Committee performs an annual evaluation of the performance and effectiveness of the Compensation Committee.

The Compensation Committee met six times during 2007. On February 5, 2008, the Board selected the members of the Compensation Committee for the coming year, as shown above. The Board has determined that all members of the Compensation Committee are independent, within the meaning of the listing standards of the New York Stock Exchange, and that all members of the Compensation Committee are "outside directors," within the meaning of 26 CFR § 1.162-27.

Nominating and Governance Committee. Pursuant to the charter of the Nominating and Governance Committee, the Committee is responsible for developing and implementing policies and practices relating to corporate governance, including reviewing and monitoring implementation of our Corporate Governance Guidelines. In addition, the Committee is responsible for establishing a selection process for new directors to meet the needs of the Board, for evaluating and recommending candidates for Board membership, for assessing the performance of the Board and reviewing that assessment with the Board and for establishing objective criteria to evaluate the performance of the Chief Executive Officer. The Committee also is responsible for reporting to the Board trends in director compensation practices and the competitiveness of the Company's director compensation practices.

The Nominating and Governance Committee met six times in 2007. On February 5, 2008, the Board selected the members of the Nominating and Governance Committee for the coming year, as shown above. The Board has determined that all of the members of the Committee are independent, within the meaning of the listing standards of the New York Stock Exchange.

Who coordinates executive sessions of the Board's non-management directors?

At each regularly scheduled meeting of the Board, the Board (excluding management directors) meets in executive session outside the presence of management. In order to provide continuity, the Board has designated Deborah G. Miller to chair and coordinate these executive sessions.

How does the Board select nominees for the Board?

New directors are selected following review and evaluation by the Nominating and Governance Committee, which also proposes and reviews the criteria for membership at least biannually and the selection process. The Nominating and Governance Committee solicits input from all Board members and makes its recommendation to the Board. An invitation to join the board is extended by the Chairman of the Board on behalf of the Board. A stockholder who wishes to recommend a prospective nominee for the Board may notify our Corporate Secretary or any member of the Nominating and Governance Committee in writing, including such supporting material as the stockholder deems appropriate. Candidates for director nominated by stockholders will be given the same consideration as candidates nominated by other sources.

The Board in its Corporate Governance Guidelines has determined that Board members must satisfy the following standards and qualifications:

Requisite Characteristics for Board Candidates

- the highest professional and personal ethics and values, consistent with longstanding Libbey values and standards
- broad experience at the policy-making level in business, government, education, technology or public interest
- commitment to enhancing shareholder value
- devotion of sufficient time to carry out the duties of Board membership and to provide insight and practical wisdom based upon experience
- expertise in areas that add strategic value to the Board and/or knowledge of business in foreign locations strategic to our then-current or potential future operations. For example, current or recent experience as a chief executive officer of a public company; expertise in logistics and advanced supply chain management; experience as an executive with a large multinational or as an expatriate executive in the Far East, Europe or Latin America; management experience in the foodservice industry; or management or board experience in a highly leveraged environment.

In addition, the Board seeks directors who are strategic thinkers, understand complex capital structures and the operational constraints that they create, are members of the boards of directors of other public companies and have experience and expertise in corporate governance, marketing expertise and/or experience in the consumer products industry. The Board also seeks directors who, as compared to then-existing members of the Board, are diverse with respect to geography, employment, age, race or gender.

Finally, the Board considers such other relevant factors as it deems appropriate, including the current composition of the Board, the balance of management and independent directors, the need for Audit Committee expertise and the evaluations of other prospective nominees.

The Nominating and Governance Committee employed the services of a third-party search firm to identify and recruit Ms. Moerdyk to the Board in 1998, and, under its charter, the Nominating and Governance Committee continues to have the authority to employ the services of a third-party search firm in fulfilling its duties to select nominees to the Board.

How does the Board determine which directors are considered independent?

Pursuant to the Corporate Governance Guidelines approved by the Board, the Board has made a determination as to the independence of each of the members of the Board. In making this determination, the Board has considered the existence or absence of any transactions or relationships between each director or any member of his or her immediate family and Libbey and its subsidiaries and affiliates, including those reported under *"Certain Relationships and Related Transactions — What transactions involved directors or other related parties?"* below. The Board also examined the existence or absence of any transactions or relationships between directors or their affiliates and members of Libbey's senior management or their affiliates.

As provided in the Guidelines, the purpose of this review was to determine whether there is any relationship that is inconsistent with a determination that a director is independent of Libbey or its management. Specifically, the Guidelines preclude a determination by the Board that a director is independent if the director does not meet the independence requirements set forth in the listing standards of the New York Stock Exchange.

As a result of this review, the Board has affirmatively determined that Carlos V. Duno, William A. Foley, Peter C. McC. Howell, Deborah G. Miller, Carol B. Moerdyk and Jean-René Gougelet are independent of Libbey and its management under the standards set forth in the Corporate Governance Guidelines. Messrs. Meier and Reynolds are considered inside directors because of their employment as senior executives of Libbey. Mr. Stewart is considered a non-independent director because in the past three years Stewart and Stewart, the law firm of which Mr. Stewart is managing partner, has provided legal services to Libbey in connection with international trade matters and is expected to continue to do so. For more information with respect to the compensation paid to Mr. Stewart's law firm for services provided to Libbey in 2007, see *"Corporate Governance — Certain Relationships and Related Transactions — What transactions involved directors or other related parties?"* below.

How often did the Board meet during fiscal 2007?

The Board of Directors met eight times during 2007. Five of these meetings were regularly scheduled meetings and three of them were special meetings. During 2007, Mr. Gougelet attended 75% or more of the aggregate number of meetings of the Board that he was eligible to attend after being appointed to the Board of Directors; he did not serve as a member of any Board committees in 2007.

Each other incumbent member of the Board of Directors attended 75% or more of the aggregate number of meetings of the Board and at least 75% of the aggregate number of meetings of the committees of the Board that he or she was eligible to attend.

Certain Relationships and Related Transactions — What transactions involved directors or other related parties?

We desire to maintain a Board of Directors in which a substantial majority of our directors are independent, as defined in our Corporate Governance Guidelines. Those Guidelines preclude a determination by the Board that a director is independent if the director does not meet the independence requirements set forth in the listing standards of the New York Stock Exchange. We generally prohibit related-party transactions involving directors. Our Board makes a single exception to that policy in order to enable us to obtain legal services with respect to international trade matters from the law firm of Stewart and Stewart, of which Mr. Stewart is managing partner. During 2007 Stewart and Stewart received fees of approximately $35,927 from us for legal services in connection with various international trade matters. We anticipate that we will continue to utilize the legal services of Stewart and Stewart in the future in connection with international trade matters. In that connection, because our Board believes that Libbey's General Counsel is best suited to select legal counsel for Libbey, the Board does not require that we seek the approval of the Board, or of any committee of the Board, in connection with our engagement of Stewart and Stewart. However, the Board has determined that, as a result of our engagement of Stewart and Stewart with respect to international trade matters, Mr. Stewart is not independent of Libbey.

In addition, our Code of Business Ethics and Conduct (which we refer to as our "Code of Ethics"), adopted by our Board in 2004, requires that all of Libbey's directors, officers and other employees avoid conflicts of interest. Related-party transactions that are of the nature and magnitude that they must be disclosed pursuant to Item 404(b) of Regulation S-K would be considered transactions that could give rise to a conflict of interest, and therefore are covered by our Code of Ethics. Our Code of Ethics requires that any conflicts of interest be reported to our Legal Department, and that the written concurrence of our General Counsel is required to waive any conflict of interest. In addition, our Code of Ethics requires that waivers of our Code of Ethics with respect to executive officers or directors may be granted only by the Board of Directors and only if the noncompliance with our Code of Ethics is or would be immaterial or if the Board of Directors otherwise determines that extraordinary circumstances exist and that the waiver is in the best interests of our stockholders.

How do stockholders and other interested parties communicate with the Board?

Stockholders and other parties interested in communicating directly with the non-management directors as a group may do so by writing to Non-Management Directors, c/o Corporate Secretary, Libbey Inc., 300 Madison Avenue, P.O. Box 10060, Toledo, Ohio 43699-0060. The Nominating and Governance Committee has approved a process for handling letters that we receive and that are addressed to the non-management members of the Board. Under that process, the Corporate Secretary is responsible for reviewing all such correspondence and regularly forwarding to the non-management members of the Board a summary of all correspondence and copies of all correspondence that, in the opinion of the Corporate Secretary, deals with the function of the Board or committees thereof or that the Corporate Secretary otherwise determines requires the attention of the Board. Directors may, at any time, review a log of all correspondence that we receive and that are addressed to the Non-Management Directors or other members of the Board and request copies of any such correspondence. Concerns relating to accounting, internal controls or auditing matters are brought immediately to the attention of our internal auditors and Audit Committee and are handled in accordance with procedures established by the Audit Committee with respect to such matters.

Are Libbey's Corporate Governance Guidelines, Code of Business Ethics and Conduct and Committee Charters available to stockholders?

Our Corporate Governance Guidelines and Code of Business Ethics and Conduct (which applies to all of our employees, officers and directors), as well as the Charters for each of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee, are available on our website (www.libbey.com). They also are available in print, upon request, to any holder of our common stock. Requests should be directed to Corporate Secretary, Libbey Inc., 300 Madison Avenue, P.O. Box 10060, Toledo, Ohio 43699-0060.

Are Libbey's directors required to attend Libbey's annual meeting of stockholders?

While our directors are not required to attend our annual meeting of stockholders, we typically schedule a meeting of the Board of Directors to take place at the same location and on the same day as the annual meeting of stockholders. As a result, we anticipate that a substantial majority of our directors will be present at the annual meeting of stockholders to be held on May 16, 2008. In 2007, all members of the Board of Directors attended our annual meeting of stockholders.

AUDIT-RELATED MATTERS

Who are Libbey's auditors?

Upon the recommendation of the Audit Committee, the Board of Directors has appointed Ernst & Young LLP as Libbey's independent auditors for the fiscal year ending December 31, 2008. Although ratification by the stockholders is not required by law, the Board of Directors believes that you should be given the opportunity to express your views on the subject. See *"Proposal 2 — Ratification of Auditors"* below.

A representative of Ernst & Young LLP is expected to attend the Annual Meeting and will have an opportunity to make a statement if the representative so desires. The representative will be available to respond to appropriate questions.

What fees has Libbey paid to its auditors for Fiscal 2007 and 2006?

Fees for services rendered by Ernst & Young LLP for the years ended December 31, 2007 and 2006 are as follows:

Nature of Fees	2007 Fees	2006 Fees
Audit Fees(1)	$1,200,082	$2,103,622
Audit Related Fees(2)	$ 80,000	$ 76,000
Tax Fees	$ 0	$ 0
All Other Fees	$ 0	$ 0
Total	$1,280,082	$2,179,622

(1) Fees for audit services include fees associated with the annual audit of our internal controls, the annual audit of financial statements and the reviews of our quarterly reports on Form 10-Q and annual report on Form 10-K.

(2) Audit-related fees principally include fees for audits of our benefit plans.

All audit-related, tax and other services were pre-approved by the Audit Committee, which concluded that the provision of these services by Ernst & Young LLP was compatible with the maintenance of that firm's independence in the conduct of its audit functions. The Audit Committee's policy regarding auditor independence requires pre-approval by the Audit Committee of audit, audit-related and tax services on an annual basis. The policy requires that engagements that the auditors or management anticipates will exceed pre-established thresholds must be separately approved. The policy also provides that the Committee will authorize one of its members to pre-approve certain services. The Committee has appointed Carlos V. Duno, Chair of the Committee, to pre-approve these services.

Report of the Audit Committee

The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other filing by Libbey under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent Libbey specifically incorporates this Report by reference therein.

The Audit Committee oversees the integrity of our financial statements on behalf of the Board of Directors; the adequacy of our systems of internal controls; our compliance with legal and regulatory requirements; the qualifications and independence of our independent auditors; and the performance of our independent auditors and of our internal audit function.

In fulfilling its oversight responsibilities, the Audit Committee has direct responsibility for, among other things:

- confirming the independence of our independent auditors;
- appointing, compensating and retaining our independent auditors;

- reviewing the scope of the audit services to be provided by our independent auditors, including the adequacy of staffing and compensation;

- approving non-audit services;

- overseeing management's relationship with our independent auditors;

- overseeing management's implementation and maintenance of effective systems of internal and disclosure controls; and

- reviewing our internal audit program.

The Audit Committee reviews and discusses with management and the independent auditors all annual and quarterly financial statements prior to their issuance. The Audit Committee's discussions with management and the independent auditors include a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee met both with management and with the independent auditors who are responsible for auditing the financial statements prepared by management and expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States. The Audit Committee also met with the independent auditors and the internal auditors without management being present. The Audit Committee discussed with the independent auditors and management the results of the independent auditors' examinations; their judgments as to the quality, not just the acceptability, of our accounting principles; the adequacy and effectiveness of our accounting and financial internal controls; the reasonableness of significant judgments; the clarity of disclosures in the financial statements; and such other matters as are required to be communicated to the Audit Committee under generally accepted auditing standards, including Accounting Standards Board Statement on Auditing Standards No. 61, Communication with Audit Committees. In addition, the Audit Committee discussed with the independent auditors the auditor's independence from management and Libbey, including the matters in the written disclosures required by the Independence Standards Board, Standard No. 1, Independence Discussions with Audit Committees.

Taking all of these reviews and discussions into account, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2007, for filing with the Securities and Exchange Commission.

Carlos V. Duno, Chair
Jean-René Gougelet
Peter C. McC. Howell
Carol B. Moerdyk

COMPENSATION-RELATED MATTERS

Compensation Discussion and Analysis

Executive Summary

Financial and Operational Highlights for 2007. As described below under *"What are the objectives of Libbey's executive compensation program,"* in 2006 the Compensation Committee of our Board of Directors overhauled our executive compensation program in order to ensure that it was adequately geared to promote successful execution of our complex strategy to extend our business platform further into international markets and to improve our cost-competitiveness.

The overhaul appears to be accomplishing the intended objectives. Libbey and its stockholders have benefited greatly as we have successfully extended our manufacturing platform into low-cost countries such as Portugal, Mexico and China, and have continued to reduce costs and increase efficiencies as we drive LEAN manufacturing principles across our company. In fact, in spite of a tepid U.S. economy during the last four months of 2007, we achieved the following results in 2007:

Libbey's Financial and Operational Highlights for 2007[1]

- ☐ The one-year total return to our stockholders was 29.1%, the second consecutive year in which our one-year total shareholder return exceeded 20%. In contrast, the annual return for the Russell 2000 Index, of which we are a component company, was −1.6%; the annual return for the S&P SmallCap 600 Index was -0.3%; the annual return for the S&P 600 Housewares & Specialties Index was 8.6%; and the annual total shareholder return for our peer group, as defined under "*— How does Libbey determine the forms and amounts of executive compensation?* below, on a composite basis, was 17.1%.[2] In fact, our one-year total shareholder return was among the top one-third in our peer group.
- ☐ Our income from operations (which we refer to as "IFO") was $66.1 million, an increase of $46.8 million, or 243.1%, over our reported IFO for our fiscal year ended December 31, 2006, and an increase of $28.3 million, or 74.9%, over 2006 adjusted IFO, excluding special charges, of $37.8 million.
- ☐ Our earnings before interest, taxes, depreciation and amortization, after minority interest (which we refer to as "EBITDA") was $116.5 million, an increase of $62.9 million, or 117.6%, over our reported EBITDA for our fiscal year ended December 31, 2006, and an increase of $44.5 million, or 61.8%, over our 2006 adjusted EBITDA, excluding special charges, of $72 million.
- ☐ We increased free cash flow by $113.7 million, from $(97.2) million in 2006 to $16.5 million in 2007.
- ☐ We achieved record-setting sales in our North American Glass segment by taking significant additional market share in the retail channel of distribution, and achieved record-setting sales in our International segment.
- ☐ We improved our operating margin in 2007 to 8.1% from 2.8% in 2006.
- ☐ We began operations at our new, state-of-the-art glass tableware manufacturing facility in Langfang, China, near Beijing, in early 2007; we shipped our first customer order from that facility in March; and we achieved our first profitable month in December.
- ☐ We substantially completed "Project Tiger," our project to rationalize capacity at our Crisa facility in Mexico and achieve annualized savings of $13-15 million.

In addition, in May 2007 we increased the depth of our senior management team by adding Jonathan S. Freeman to our team in the newly created role of Vice President, Global Supply Chain, and Gregory T. Geswein to our team as Vice President and Chief Financial Officer. Scott M. Sellick, who served as Chief Financial Officer from 2003 until Mr. Geswein joined us, moved into the new role of Chief Accounting Officer. These management additions and changes give us enhanced ability to address the operational and financial management challenges inherent in our broadened business platform.

---

[1] For more information with respect to our results of operations for 2007, including explanations as to how we define the non-GAAP financial measures referred to above and reconciliations of those non-GAAP financial measures to the most directly comparable U.S. GAAP measures, see *"Management's Discussion and Analysis — Reconciliation of Non-GAAP Financial Measures"* in our Annual Report on Form 10-K filed on March 17, 2008, with the Securities and Exchange Commission.

[2] See *"Total Shareholder Return"* in our 2007 Annual Report to Shareholders.

2007 Executive Compensation Highlights. In spite of Libbey's strong performance in 2007, the total direct compensation that we paid each of our executive officers for performance in 2007 was less than each executive officer's target total direct compensation for the year. The shortfall primarily is attributable to the rigorous scale that we used for determining the payouts under the corporate component of our Senior Management Incentive Plan (which we refer to as the "SMIP"). For purposes of determining the payouts under the corporate component, which represented 67% of each executive officer's target SMIP payout, we compared our actual IFO to our budgeted IFO for 2007. Although we achieved almost 96% of our budgeted IFO of approximately $69.0 million, our rigorous payout scale resulted in payouts under the corporate component of only 60% of the targeted payouts for that component.

Payouts to our executive officers under the individual component (which represented 33% of each executive officer's target payout) of our SMIP ranged from 93% of target to 150% of target. In recognition of achievements in 2007 that were not contemplated by the individual component of the SMIP but nevertheless played important roles in Libbey's ability to achieve its record-setting financial results, its progress in executing its transformation and the significant increase in total shareholder return in 2007, the Compensation Committee of our Board of Directors exercised discretion to award cash bonuses to some of our executive officers. The largest cash bonus awarded to any of our executive officers was less than $29,000.

Each of our executive officers also participates in our long-term incentive program. Under that program, in February 2007 the Compensation Committee awarded RSUs and non-qualified stock options (which we refer to as "NQSOs") to our executive officers. Because the Compensation Committee had decided in 2006 to delay until 2007 awards of RSUs and NQSOs in light of our challenging refinancing in June 2006 and concern regarding issuance of equity awards during so-called "quiet periods," the Compensation Committee awarded two sets of RSUs and NQSOs in February 2007. The first set of RSUs and NQSOs, representing the delayed awards from 2006, vests over three years, with one-third the number of RSUs and NQSOs awarded vesting on each of the first, second and third anniversaries of the grant date. The second set of RSUs and NQSOs vests over four years, with one-quarter the number of RSUs and NQSOs awarded vesting on each of the first, second, third and fourth anniversaries of the grant date.

In addition, in February 2007 the Compensation Committee approved a new long-term performance plan (which we refer to as our "2007 LTIP"), with a single, three-year performance cycle beginning on January 1, 2007 and ending on December 31, 2009, and awarded to each of our executive officers performance shares that may be earned under the 2007 LTIP if we achieve at least 85% of cumulative, budgeted EBITDA over that three-year period.

Finally, in February 2008 the Compensation Committee determined that Libbey achieved 99.4% of our cumulative, budgeted EBITDA of approximately $157.2 million for the 18-month period ended December 31, 2007, resulting in a payout to our executive officers of 98% of the performance shares awarded to them under our July 2006 LTIP (as defined below under *"— What compensation did Libbey's executives receive for 2007"*) for the performance cycle beginning July 1, 2006 and ending on December 31, 2007.

What are the objectives of Libbey's executive compensation program?

In order to build shareholder value by ensuring Libbey's long-term growth, in 2004 we modified our business strategy, opting to undertake a complicated, multi-year process to extend our manufacturing platform into low-cost countries and to reposition our cost structure. After completing a comprehensive review of our executive compensation program in 2005, the Compensation Committee overhauled our executive compensation program in 2006 to ensure that it is adequately geared to promote achievement of the contemplated transformation. Accordingly, our current executive compensation program is structured to achieve the following objectives:

- *Talent Attraction and Retention Objective.* As our business has become more global and complex, it has become increasingly important that we are positioned to attract and retain highly qualified executives with the experience to enable us to achieve our business strategies. As indicated above, in

2007 we expanded our senior management team by adding senior executives to our global supply chain and finance functions. Competition for talented executives with experience in these functional areas is keen, and we believe that our ability to offer competitive compensation to our new executives was an important factor in our successful recruiting of these executives.

- *Motivational Objective.* Between 2005 and 2007, we expanded our business operations into Portugal, Mexico and China, adding significant complexity to our business. And in 2006, we incurred a significant amount of very expensive debt in order to complete the transaction pursuant to which we acquired the remaining 51% interest in our Crisa subsidiary that we did not already own. We can create significant shareholder value by refinancing that debt and reducing our cost of capital substantially. In order to position Libbey to take advantage of the capital markets when they stabilize, we must achieve our business strategies and budgeted financial results. Accordingly, it is imperative that our executive compensation program provide ample financial incentives to motivate our executives to achieve these strategies and results.
- *Alignment Objective.* Since ultimately our goal is to create long-term value for our stockholders, our executive compensation program should further that goal by aligning the interests of our executives with the long-term interests of our stockholders.
- *Reasonableness Objective.* We believe that our executive compensation program should balance the need to provide sufficient financial incentives to achieve the motivational objective described above with the need to ensure that executive compensation is reasonable.

In what forms does Libbey deliver compensation to its executives, and what purposes do the various forms of compensation serve?

We generally deliver compensation to our executives in the form of annual cash compensation; long-term, equity-based incentives; fringe benefits and limited perquisites; and income protection under certain limited circumstances. Although our most senior executives have the highest compensation opportunities, they also have a higher percentage of their compensation opportunities "at risk" than our more junior executives.

The following table sets forth the respective forms in which we delivered compensation to our executives for performance in 2007, the characteristics of those forms of compensation, and the purposes or objectives that each form of compensation is designed to fulfill:

Form of Compensation	Characteristics	Purpose/ Objective
Annual cash compensation		
Base Salary	• Fixed component, adjusted annually • Differences among executives are a function of level of responsibility, experience, tenure, individual performance and comparison to market pay information • For our Named Executives, represented between 29% and 45% of their 2007 total direct compensation opportunity(1)	• To compensate executives based upon level of responsibility, experience, tenure, individual performance and comparison to market pay information • To provide for a stable and fixed level of compensation at competitive rates, thereby contributing to our talent attraction and retention objective • To motivate sustained performance

Form of Compensation	Characteristics	Purpose/ Objective
Annual incentive award under our SMIP	• At-risk variable pay opportunity for short-term performance • Target award equal to a percentage of base salary • Differences in target awards are a function of level of responsibility, anticipated ability to affect company performance and comparison to market pay information • For 2007, each executive officer's target award had two components — a corporate component, representing 67% of his or her annual incentive opportunity for 2007, and an individual component, representing 33% of his or her annual incentive opportunity for 2007. There will be no payout under the individual component unless Libbey achieves at least 60% of budgeted IFO. • Amount actually payable varies based upon company performance, as measured by the extent to which Libbey achieves budgeted IFO, and individual performance • For the Named Executives, represented between 23% and 27% of their 2007 total direct compensation opportunity • Compensation Committee may exercise negative discretion to reduce the payout under the SMIP	• To motivate achievement of short-term company and individual goals • To attract and retain talent by providing a market-competitive cash incentive opportunity
Discretionary cash awards	• Payout based upon the Compensation Committee's qualitative assessment of each executive officer's individual performance, performance relative to internal peers, the extent to which the leadership of the executive officer contributed to our success during the year and any outstanding achievements during the year that were not contemplated when we set the individual goals under the SMIP.	• To reward individual performance that demonstrates excellence in the execution and achievement of short-term goals without sacrificing focus on Libbey's long-term goals

Form of Compensation	Characteristics	Purpose/ Objective
Long-term, equity-based Incentives(2)		
Performance shares	• At-risk variable pay opportunity for sustained, long-term performance • Target award equal to a percentage of base salary • Differences in target awards are a function of level of responsibility, anticipated ability to affect company performance over the long term and comparison to market pay information • Amount actually earned is formula-driven and varies based upon extent to which we achieve budgeted EBITDA over the applicable performance cycle • Payable in the form of one share of Libbey common stock for each earned performance share • Generally awarded each year for a three-year performance cycle that begins on January 1 of that year, with the determination of the number of performance shares earned occurring early in the year after the performance cycle ends • Grant date fair value of performance shares at target payout represents 30-40% of each Named Executive's long-term incentive opportunity and between 13% and 18% of his or her total direct compensation opportunity • No dividends are payable on the common stock underlying unearned performance shares, and the executive does not have voting rights with respect to unearned performance shares	• To motivate long-term performance because the amount realized by executives varies based upon actual financial and stock price performance • To align interests with stockholders • To attract and retain high-caliber executive talent

Form of Compensation	Characteristics	Purpose/ Objective
NQSOs	• Inherently performance-based award • Exercise price equal to closing price on grant date • Differences in the grant-date fair value (and therefore number) of NQSOs awarded to various executives are a function of level of responsibility, anticipated ability to affect company performance over the long term, comparison of grant date fair value to be transferred to market pay information and differences in Black Scholes values of the NQSOs on their respective grant dates • Generally awarded annually, with one-quarter vesting at the end of each of the first four years of a ten-year term • Grant-date fair value of NQSOs represents 20% of each Named Executive's long-term incentive opportunity and between 6% and 9% of his or her total direct compensation opportunity	• To motivate long-term performance because amount realized by executives is based on the increase in the stock price from the date of grant • To align interests with stockholders • To attract talent by providing market-competitive awards; time-based vesting also serves to retain talent
RSUs	• Differences in the grant-date fair value (and therefore number) of RSUs awarded to various executives are a function of level of responsibility, anticipated ability to affect company performance over the long term, comparison to market pay information and the average closing price of Libbey common stock over a period of 60 consecutive trading days ending on the grant date • Generally awarded annually, with one-quarter vesting on each of the first through fourth anniversaries of the grant date • Grant-date fair value of RSUs represents 40% of each Named Executive's long-term incentive opportunity and between 13% and 18% of his or her total direct compensation opportunity • No dividends are payable on the common stock underlying unvested RSUs, and the executive does not have voting rights with respect to unvested RSUs	• To attract talent by providing market-competitive awards; time-based vesting also serves to retain talent • To motivate performance because amount realized by executives varies based upon stock price performance over an extended period of time

Form of Compensation	Characteristics	Purpose/ Objective
Fringe benefits and perquisites designed to support a market-competitive compensation package		
Medical, dental and life insurance benefits	• Benefits provided on the same basis as for all salaried U.S. employees	• To provide market-competitive fringe benefits that further our talent attraction and retention objective
Limited perquisites		
• Tax return preparation and financial planning	• Direct payment or reimbursement of fees incurred in connection with personal financial planning and tax return preparation, together with related "gross-ups"	• To provide access to knowledgeable resources that can assist our executives in efficiently and effectively managing their personal financial and tax planning issues
• Executive health screening program	• Annual executive physical examination and related services	• To provide executives with health screening and related services to help them maintain their overall health
• Limited ground transportation	• Ground transportation for trips between Toledo, Ohio and the Detroit/Wayne County Metropolitan airport for the executive when traveling for business purposes and for the executive and his or her spouse when traveling together	• To provide fringe benefits that further our talent attraction and retention objective and our reasonableness objective
• Relocation benefits	• Typically provided to senior executives who are required to relocate as a result of their employment with Libbey • Typically covers expenses associated with selling an existing home, house-hunting and moving to the new location. Also includes a tax "gross-up" • In extremely rare instances, includes loss-on-sale protection if necessary to lure an exceptional executive	• To attract and retain talent • To motivate performance by enabling a relocating executive to remain focused on business issues rather than relocation issues

Form of Compensation	Characteristics	Purpose/ Objective
Income protection		
Retirement plans		
• Cash balance pension plan (which we refer to as our "Salary Plan")	• Qualified plan for all U.S. salaried employees hired before January 1, 2006; certain long-term employees, including our CEO and COO, are eligible for a benefit at least equal to the benefit that would have been provided under our previous defined benefit plan	• To provide a reasonable level of replacement income upon retirement, thereby serving as an incentive for a long-term career with Libbey
• Supplemental Retirement Benefit Plan (which we refer to as our "SERP")	• An excess, nonqualified plan designed to provide substantially identical retirement benefits as the Salary Plan, to the extent the Salary Plan cannot provide those benefits due to limitations set forth in the Internal Revenue Code • We have provided no enhancement of service credit under the SERP	• To provide a reasonable level of replacement income upon retirement, thereby serving as an incentive for a long-term career with Libbey
• 401(k) savings plan	• Matching contributions to our 401 (k) savings plan provided on the same basis as for all salaried U.S. employees	• To provide an opportunity to save for retirement on a tax-deferred basis up to limits established by the Internal Revenue Code
• Executive Savings Plan (which we refer to as our "ESP"), an unfunded mirror plan of our qualified 401(k) savings plan	• Base pay, including vacation pay and holiday pay, may be deferred up to a maximum of 50% of compensation • Deferred amounts deemed invested in one of two funds • Matching contributions equal to 100% of first 1% and 50% of next 2-6% of eligible compensation deferred • No guaranteed return on amounts deferred	• To restore benefits that would have been available to the executives under the 401(k) plan but for IRS limitations on qualified plans, thereby contributing to our talent attraction and retention objective
Executive long-term disability coverage	• Enhances the standard 60% long-term disability benefit that we provide to all U.S. salaried employees with an additional benefit of up to 15% of regular earnings and incentive and bonus pay, or $7,500 per month, for a total long-term disability benefit of up to 75% of pay • Coverage is portable	• To provide a higher level of replacement income upon disability than is provided under our disability coverage available to all U.S. salaried employees, thereby contributing to our talent attraction and retention objective and our objective of motivating our executives to focus on business issues

Form of Compensation	Characteristics	Purpose/ Objective
Employment and change in control agreements	• Contingent component; payouts only if employment is terminated under certain circumstances, although certain equity-based compensation may vest on an accelerated basis solely upon a change in control (without the requirement that employment be terminated)	• To facilitate attraction and retention of high caliber executives in a competitive labor market in which formal severance plans are common • To ensure executives focus on exploring opportunities that will result in maximum value for our stockholders, including actions that might result in a loss of employment with, or a change in position or standing within, Libbey.

(1) Total direct compensation includes salary, annual cash incentives and bonus compensation, and long-term incentive compensation.

(2) Each executive officer's long-term incentive opportunity comprises an award of performance shares, NQSOs and RSUs having an aggregate value, equal to a target percentage of the executive's base salary. The following table sets forth the target percentage for each of the Named Executives:

Named Executive	Target LTIP Award as a Percentage of Base Salary (%)
John F. Meier	150%
Gregory T. Geswein	80%
Scott M. Sellick	80%
Richard I Reynolds	115%
Kenneth G. Wilkes	80%
Daniel P. Ibele	70%

Performance shares and RSUs each represent 40% of the target award, while NQSOs represent the remaining 20% of the target award. The Compensation Committee selected this mix because it strikes an appropriate balance between our objective of motivating our executives to achieve our ambitious business strategies (primarily furthered by the performance share and NQSO components) and our objective of attracting and retaining talented and dedicated executives who are critical to Libbey's future (primarily furthered by the RSU component).

How does Libbey determine the forms and amounts of executive compensation?

Development and Implementation of the Executive Compensation Program. .The Compensation Committee of our Board of Directors is responsible for overseeing the design, development and implementation of our executive compensation program. In discharging that responsibility, the Compensation Committee engaged Hewitt Associates to perform a comprehensive study in 2005 to determine whether our executive compensation program was competitive with our peers and, more importantly, whether it was adequately geared to accomplish our business objectives. Hewitt Associates had not previously provided services to Libbey or its management or directors, and since that time Hewitt Associates has provided only limited human resource consulting services in connection with the establishment of Libbey's operations in China. All amounts incurred by Libbey in 2007 for services provided by Hewitt Associates were attributable to services provided by Hewitt Associates to the Compensation Committee in connection with its executive compensation decisions.

In connection with Hewitt's 2005 study, Hewitt compared the net total compensation (base, bonus and long-term incentives) payable to 10 of our executives to net total compensation for comparable executive positions at our peer group. Of the peer group utilized in connection with the 2005 Hewitt study, the following companies (all of which, at the time of the study, were public companies of similar size, as measured by revenues) continue to be public companies filing reports with the Securities and Exchange Commission disclosing their executive compensation programs and levels:

Ameron International Corporation	Graco Inc.	Sypris Solutions, Inc.
Ametek, Inc.	Jarden Corp.	Teradyne, Inc.
Blyth Inc.	Johnson Outdoors Inc.	Thermadyne Holdings
Brady Corporation	Lancaster Colony Corp.	Tupperware Corporation
Church & Dwight Company, Inc.	Milacron Inc.	Waters Corporation
EnPro Industries Inc.	Polaris Industries Inc.	Woodward Governor Company
ESCO Technologies Inc.		

Based upon the results of the 2005 Hewitt study, the Compensation Committee determined that our executive compensation program was not adequately geared to accomplish our business objectives and was not competitive with our peers. Accordingly, in 2006 the Compensation Committee:

- modified the mix of compensation by (a) increasing the portion of total direct compensation that is dependent upon Company performance and (b) implementing new forms of equity-based compensation, specifically RSUs and performance shares, to augment the NQSOs historically granted to executives; and
- increased the target payouts for executives under our SMIP and long-term incentive plans, so that target incentive opportunities more closely resembled the median incentive opportunities provided by the companies in our peer group.

The Compensation Committee made these changes in order to accomplish the purposes and objectives of our executive compensation program described above under "*— In what forms does Libbey deliver compensation to its executives, and what purposes do the various forms of compensation serve?*"

We have not conducted any further benchmarking of our total direct compensation against that peer group, or against any other peer group, since 2005, although the Compensation Committee contemplates that it will review our executive compensation programs on a periodic basis and compare them to those of other similar companies to ensure that our executive compensation programs are competitive and adequately geared to achieve our business strategies as they evolve. For each year subsequent to 2005, we have obtained general survey information from Hewitt Associates and other executive compensation consulting firms to obtain insight as to the average annual merit increases provided by industrial companies to their employees. Using those average annual merit increases as a framework, our CEO makes recommendations to the Compensation Committee with respect to salary increases for all executive officers other than the CEO. The CEO's recommendations are based upon his assessment of each executive officer's experience, tenure, individual performance in the prior year, including contributions to Libbey's success, and, to a limited extent, competitive factors. Based upon the CEO's input, the Compensation Committee assesses the performance and determines the compensation of the non-CEO executive officers.

With respect to our CEO's base salary, our Board of Directors evaluates the performance of our CEO, and the Nominating and Governance Committee of our Board coordinates the evaluation process. The Compensation Committee then reviews that evaluation and, after obtaining input from our Board and the Committee's consultant (Hewitt Associates), sets his compensation. The chairperson of the Compensation Committee then reviews the CEO's evaluation with him and advises him as to his base salary for the ensuing year.

The Compensation Committee consults with Hewitt Associates when the Compensation Committee determines it to be appropriate, and a representative of Hewitt frequently attends meetings of the Compensation Committee. Our CEO, Vice President — Administration and Vice President, General Counsel attend meetings of, and provide information to, the Compensation Committee and its consultant to assist them in their compensation determinations. In addition, management may request that the Compensation Committee convene a meeting, and management may communicate with the Compensation Committee's consultant in order to provide the consultant with information or understand the views of, or request input from, the consultant as to compensation proposals being submitted by management to the Committee. However, the Compensation Committee meets in executive session, without any member of management being present, to discuss and make its final compensation decisions.

Except to the extent they provide the CEO with an assessment of their own performance against their individual performance objectives and to the extent that the Vice President — Administration and Vice President, General Counsel provide information to the Compensation Committee with respect to compensation programs affecting all executive officers, our non-CEO executives play no role in determining their own compensation.

With respect to our SMIP and our long-term incentive plans, the Compensation Committee sets the performance goals based upon input from our CEO with respect to those goals, including suggested individual performance objectives and metrics under the SMIP. In setting our corporate performance objectives and measures, the Committee seeks input from Hewitt. The Committee also seeks input from our Board in setting our CEO's individual performance objectives and metrics.

In determining awards to be made for current and future performance periods, the Compensation Committee considers internal pay equity within the executive officer group, but does not consider the impact of, or wealth accumulated as a result of, equity awards made during prior years.

In connection with the preparation of our proxy statement each year, the Committee reviews "tally sheets" that summarize, for each of our executive officers, the compensation paid and equity grants awarded during the prior year, as well as the amounts that would have been payable to each executive officer if the executive officer's employment had been terminated under a variety of scenarios as of December 31 of the prior year. The Committee uses these "tally sheets," which provide substantially the same information as is provided in the tables included in this proxy statement, primarily for purposes of ensuring that our executives' compensation remains reasonable and for reviewing internal pay equity within the executive officer group.

Our Equity Grant Practices. Since 2006, grants of equity awards have been made under the following circumstances:

- We occasionally grant "sign-on" awards of NQSOs to individuals who have accepted offers of employment for executive positions with Libbey. With respect to each grant of NQSOs, the exercise price of the NQSOs is the closing price of Libbey common stock on the date on which the Compensation Committee authorizes the award or, if later, the date on which the individual reports to work at Libbey.

- In February of each year, the Compensation Committee grants RSUs, NQSOs and performance shares to our executive officers and other key executives under our long-term incentive compensation program. The Compensation Committee also grants NQSOs to certain members of senior management who do not participate in our long-term incentive compensation program. Although the Compensation Committee typically authorizes these awards at its meeting in early February, before we announce financial results for the recently concluded fiscal year, the grants are not made until after we announce those financial results. The number of RSUs and performance shares awarded is a function of the closing price of our stock over a period of 60 consecutive trading days ending on the first business day after we announce those results, and the number of NQSOs awarded is a function of the Black Scholes value of the NQSOs on the grant date, which, as indicated above, is the first business day after we announce those results. The exercise price of the NQSOs is the closing price of our stock on the grant date.

- The Compensation Committee has delegated authority to the Chairman of the Board to make limited grants of NQSOs and restricted stock or RSUs to senior managers and other employees who are not executive officers. The Chairman's authority to make these grants is subject to the following limitations and conditions:
  - The Compensation Committee has limited the total number of NQSOs or RSUs, as the case may be, that may be granted;
  - The exercise price of any NQSOs that the Chairman awards cannot be less than the closing price of our common stock on the date of grant;
  - Grants may not be made during "quiet periods"; and
  - The Chairman must report periodically to the Compensation Committee with respect to the awards that he has made pursuant to this delegation of authority.

Potential Impact of Misconduct on Compensation. Our SMIP and long-term incentive plans are authorized under the 2006 Omnibus Incentive Plan of Libbey Inc. (which we refer to as our "Omnibus Plan"). Our stockholders approved the Omnibus Plan at our annual meeting of stockholders on May 4, 2006. Under the Omnibus Plan, if:

- we are required, as a result of misconduct, to prepare an accounting restatement due to our material noncompliance with any financial reporting requirement under the securities laws; and
- any of our executives knowingly engaged, or was grossly negligent in engaging, in the misconduct, or knowingly failed, or was grossly negligent in failing, to prevent the misconduct or is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002,

then the executive is required to reimburse us the amount of any payment in settlement of an award made under the Omnibus Plan and earned or accrued during the 12-month period following the first public issuance or filing with the SEC of the financial document embodying the financial reporting requirement in question.

Share Ownership Guidelines. In 2004 we implemented share ownership guidelines for our non-employee directors. In October 2007, we established guidelines pursuant to which our executive officers also are required to achieve ownership of meaningful amounts of equity in Libbey. Specifically, each executive officer is required to achieve ownership of a specified number of shares of Libbey common stock equal to a multiple of his or her base salary in effect on January 1, 2008 or, if later, the date on which the executive officer becomes subject to the guidelines. For further information regarding our stock ownership guidelines for non-employee directors and executive officers, see *"Stock Ownership — How much Libbey stock do our directors and officers own? — Stock Ownership Guidelines"* above.

What compensation did Libbey's executives receive for 2007?

Base Salaries. As indicated in our proxy statement for our 2006 fiscal year, the Compensation Committee, at the end of 2006, granted salary increases to our Chief Executive Officer and Chief Operating Officer. These were the first salary increases for our CEO and COO since 2004 and reflected the significant progress that Libbey made in 2006 in expanding its manufacturing platform into low-cost countries. As a result of these salary increases, the annual base salaries for our CEO and COO increased, effective January 1, 2007, from $558,000 to $615,000, and from $395,184 to $425,016, respectively. In March 2007, the Compensation Committee authorized salary increases for the remaining executive officers (other than Messrs. Geswein and Freeman, who joined in Libbey in May 2007). These salary increases became effective on May 1, 2007. The following table sets forth the annual base salaries, as of that date, for Messrs. Wilkes, Sellick and Ibele:

Named Executive	Annual Base Salary Effective May 1, 2007
Scott M. Sellick	$271,068
Kenneth G. Wilkes	$330,924
Daniel P. Ibele	$261,534

Because we recruited Messrs. Freeman (our Vice President, Global Supply Chain) and Geswein (our Vice President and Chief Financial Officer) from outside Libbey and they possess highly sought-after skill sets and experience, their annual base salaries primarily are a reflection of competitive base salaries being paid to the pools of candidates that we interviewed for those positions. We viewed Mr. Sellick's transition from Chief Financial Officer to Chief Accounting Officer as a lateral transition and, because his base salary had been adjusted in March 2007, elected not to adjust it again in May 2007.

In February 2008, after our Board of Directors completed its evaluation of our CEO's performance for 2007, the Compensation Committee authorized salary increases, effective January 1, 2008, for our CEO, CFO, COO and Vice President, Global Supply Chain. The following table sets forth the salaries of our CEO, CFO and COO effective January 1, 2008:

Named Executive	Annual Base Salary Effective January 1, 2008
John F. Meier	$690,000
Gregory T. Geswein	$337,632
Richard I. Reynolds	$446,280

These increases reflect the Board's assessment that Messrs. Meier and Reynolds led Libbey to an outstanding performance in 2007, as summarized under *"Executive Summary"* above.

On March 25, 2008, the Compensation Committee authorized salary increases, effective April 1, 2008, for our remaining executive officers. The following table sets forth the salaries of the remaining Named Executives effective April 1, 2008:

Named Executive	Annual Base Salary Effective April 1, 2008
Scott M. Sellick	$280,830
Kenneth G. Wilkes	$345,816
Daniel P. Ibele	$272,652

Annual Incentive Compensation. As indicated under *"— In what forms does Libbey deliver compensation to its executives, and what purposes do the various forms of compensation serve?"* above, the SMIP, which is our annual incentive plan for senior management, included two components in 2007: a corporate component, representing 67% of each executive's target award; and an individual component, representing 33% of each executive's target award. The corporate component is based upon achievement of a single, corporate-wide financial performance measure — IFO. We selected IFO as our corporate-wide performance measure for 2007 because it is a key measure of company profitability, and improving corporate-wide profitability is an important business objective of Libbey.

On February 4, 2008, the Compensation Committee reviewed our actual IFO results for 2007, compared them to budgeted IFO for 2007 and determined that we had achieved approximately 96% of budgeted IFO for 2007. Because of the rigorous scale that we applied to this component of the SMIP, however, the corporate component generated a payout of only 60% of target. For further information with respect to the scale utilized in determining the amount of the payout, see the Grants of Plan-Based Awards Table below.

The remaining 33% of our executives' annual incentive opportunity for 2007 was based upon achievement of a series of other goals developed early in the year and tailored specifically for the respective executive officers. Although disclosure of certain of the individual goals of our executives may result in competitive harm, the following table sets forth examples of the individual goals of our Named Executives for 2007:

Named Executive	Individual Goals
John F. Meier	• Advance total shareholder return beyond that of comparable peer groups and indices • Ensure that Libbey maintains its liquidity cushion throughout 2007, as contemplated by our operating plan
Gregory T. Geswein	• Develop and implement a more focused approach to managing working capital • Refine and ready our best strategy for refinancing our debt
Scott M. Sellick	• Implement electronic financial consolidation system • Review and modify, as appropriate, worldwide transfer pricing policy
Richard I. Reynolds	• Achieve targeted cost savings of $33.5 million • Integrate Crisa into a stronger logistics partner with U.S. glass operations; accelerate conclusion of transition services provided by former joint venture partner; and determine strategy for certain production capacity
Kenneth G. Wilkes	• Achieve net sales for our International segment of at least $163.8 million • Achieve International segment EBITDA of at least $16.5 million • Achieve specified business unit cost reduction targets
Daniel P. Ibele	• Achieve net sales, on a combined basis, for our North American Glass and North American Other segments of at least $655.1 million • Achieve certain profitability targets for our combined North American Glass and North American Other segments

The undisclosed individual goals of the Named Executives are strategic in nature and required sustained effort over a period of many months.

Early in 2008, each of our executive officers other than our CEO provided to the CEO an assessment of his or her own performance against the individual goals established early in 2007. The CEO provided those self-assessments, together with his own assessment of the performance of the other executive officers during 2007, to the Compensation Committee. Based upon those assessments and the Committee's own observations as to each executive officer's performance during 2007 (and with respect to the CEO's performance, the Board's evaluation of the CEO), the Committee, at its meeting on February 4, 2007, determined the extent to which each executive officer had achieved his or her individual goals and the resulting payout to be made to the respective executive officers under the individual component of the SMIP.

With respect to Mr. Meier, the Committee determined that Libbey generated a one-year total shareholder return in 2007 of over 29%, outpacing the Russell 2000 Index, of which we are a component company, the S&P SmallCap 600 Index, the S&P 600 Housewares & Specialties Index and the composite of our peer group. The Committee also found that throughout 2007 Libbey's availability under its asset-based loan facility significantly exceeded that anticipated in Libbey's operating plan, with borrowings and unused availability under that facility at year end totaling $7.4 million and $89.7 million, respectively. The Committee concluded that these accomplishments, together with the achievement of Mr. Meier's other individual goals, generated a score with respect to the individual component of Mr. Meier's annual incentive of 150%. Individual component scores for the other Named Executives ranged from 93% to 135%. Consistent with these scores, certain of the undisclosed individual goals were not fully achieved, while others were achieved to such a degree that they were assigned an above-target score.

Based upon the payout earned with respect to the corporate component and the scores received with respect to the individual component, the Named Executives earned annual cash incentive compensation for 2007 in the amounts set forth in the column headed *"Non-Equity Incentive Compensation"* in the Summary Compensation Table for Fiscal 2007 below.

Discretionary Cash Awards. Our CEO recommended that the Compensation Committee award discretionary cash bonuses to each of our executive officers other than the CEO for achievements in 2007 that were not contemplated by the individual component of the SMIP but nevertheless played important roles in Libbey's ability to achieve its record-setting financial results, its progress in executing its transformation and the significant increase in total shareholder return in 2007 over the prior year. After discussion in executive session (without the CEO being present), the Committee concurred with the CEO's recommendation and awarded the following bonuses to the Named Executives shown below:

Named Executive	Amount of Discretionary Bonus	Achievements Recognized
Gregory T. Geswein	$20,321	Having joined Libbey only in May 2007, Greg quickly gained the confidence of the investment community, financial institutions and internal constituencies, providing us with a fresh set of eyes and deep experience with respect to capital markets issues as we seek to improve our financial results.
Scott M. Sellick	$18,593	In 2007 Scott did an excellent job addressing the myriad accounting and tax issues stemming from, and setting our tax strategy with respect to, our global operations. In addition, he oversaw implementation of the appropriate internal controls to ensure that our Crisa operation and our new factory in China met the requirements of Section 404 of the Sarbanes-Oxley Act.
Richard I. Reynolds	$28,848	Aside from Dick's success in overseeing the integration of Crisa into our North American supply chain, Dick continued to spearhead the implementation of LEAN principles throughout our global enterprise, freeing up additional manufacturing capacity that otherwise could be obtained only by incurring significant capital expenditures.
Kenneth G. Wilkes	$26,113	Ken continued to drive the expansion of our global business, ensuring successful completion and start-up of our new factory in China, significant growth in the sales and profitability of our European operations and significant growth in sales to export markets.

Named Executive	Amount of Discretionary Bonus	Achievements Recognized
Daniel P. Ibele.	$19,523	In spite of a lackluster economy in late 2007, Dan led Libbey to solid, single-digit sales growth in U.S. foodservice sales for the year. Under his leadership, we also achieved record-setting sales in the retail channel in the U.S., increasing our market share in that channel by 6%, and increasing sales at our Crisa subsidiary by 6.6% over Crisa's pro forma 2006 sales (giving effect to our acquisition of the remaining 51% of Crisa as of January 1, 2006).

The discretionary cash awards are set forth in the column labeled *"Bonus"* in the Summary Compensation Table below.

Long-Term Performance-Based Compensation. The long-term performance-based compensation opportunity provided to our executive officers for performance during 2007 consists of the following components:

- Performance shares awarded under the long-term incentive plan that the Compensation Committee adopted in 2006 (which we refer to as the "July 2006 LTIP"). The July 2006 LTIP provides the opportunity to earn performance shares over three performance cycles beginning on July 1, 2006 and ending December 31, 2006, December 31, 2007, and December 31, 2008, respectively. In early 2007, payouts were made with respect to the performance cycle that ended December 31, 2006. The performance measure under the July 2006 LTIP is the ratio of actual, cumulative EBITDA over the relevant performance cycle (excluding special charges in accordance with generally accepted accounting principles and as adjusted for any acquisition or disposition with respect to which EBITDA for the business that is acquired or sold, as the case may be, exceeds $5.0 million) to the sum of EBITDA budgeted for each year (or partial year) during the performance cycle. Payouts with respect to the performance cycle that ended December 31, 2007, were made in February 2008 and are discussed further below.
- Performance shares awarded under the long-term incentive plan that the Compensation Committee adopted early in 2007 (which we refer to as the "2007 LTIP"). The 2007 LTIP provides the opportunity to earn performance shares over a single, three-year performance cycle beginning on January 1, 2007 and ending December 31, 2009. Because the 2007 LTIP contemplates a single performance cycle, there will be no payouts under the 2007 LTIP until early 2010, after the performance cycle has ended and the Compensation Committee has determined the extent to which the performance measure has been achieved. The performance measure under the 2007 LTIP is the ratio of actual, cumulative EBITDA over the performance cycle (excluding special charges in accordance with generally accepted accounting principles and as adjusted for any acquisition or disposition with respect to which EBITDA for the business that is acquired or sold, as the case may be, exceeds $5.0 million) to the sum of EBITDA budgeted for each year during the performance cycle.

As discussed in detail in our proxy statement for our 2006 annual meeting of stockholders, the Compensation Committee elected to phase in the performance share component of our executives' equity-based compensation opportunity. Accordingly, although the Committee originally contemplated that performance shares would represent 40% of each executive's target long-term incentive award, the performance shares awarded under the July 2006 LTIP had a grant date fair value equal to only 20% of the respective participants' target long-term incentive opportunity. The performance shares awarded under the July 2006 LTIP were further allocated among the three performance cycles contemplated by that plan. The Compensation Committee elected to increase the phase-in of the performance share component under the 2007 LTIP, awarding performance shares having a grant date fair value equal to 30% of the respective participants' target long-term incentive opportunity. In each case, the number of performance shares awarded was determined by dividing the dollar value that the Compensation Committee sought to transfer by the average closing price of our common stock over a period of 60 consecutive trading days ending on February 16, 2007.

On February 4, 2008, the Compensation Committee determined that we had achieved 99.4% of cumulative, budgeted EBITDA for the period July 1, 2006 through December 31, 2007, and that, as a result, participants under the July 2006 LTIP had earned 98% of the target number of performance shares awarded to them for the period July 1, 2006 through December 31, 2007. As a result, in February 2008, we settled the earned performance shares by issuing the following number of common shares to the Named Executives with respect to the period July 1, 2006 through December 31, 2007:

Named Executive	No. of Shares(1)
John F. Meier	5,163
Gregory T. Geswein	418
Scott M. Sellick	1,110
Richard I. Reynolds	2,803
Kenneth G. Wilkes	1,430
Daniel P. Ibele	1,009

(1) Each of our executive officers elected to have us withhold shares to cover taxes on these awards. Net of the withheld shares, we issued to the Named Executives the following number of shares: Mr. Meier — 3,501 shares; Mr. Geswein — 257 shares; Mr. Sellick — 752 shares; Mr. Reynolds — 1,787 shares; Mr. Wilkes — 970 shares; and Mr. Ibele — 936 shares.

Stock Options and RSUs. The Compensation Committee contemplated that, for each three-year period covered by an LTIP, executives would be entitled to grants of NQSOs and RSUs equal to a total of 60% of their respective target LTIP awards. Accordingly, a single grant of RSUs and NQSOs should have been made in 2006. In light of the Company's challenging refinancing in mid-2006 and concerns raised in 2006 by corporate governance experts with respect to the timing of awards of stock options by other public companies (particularly with respect to the propriety of granting stock options during "quiet periods"), the Compensation Committee delayed making the 2006 grants until we released our financial results for our 2006 fiscal year. As a result, at its meeting on February 5, 2007, the Compensation Committee authorized the following two sets of grants of NQSOs and RSUs to our executives, including the Named Executives:

- A grant of NQSOs and RSUs (representing the grant that was delayed from 2006), that vests ratably over three years, with the NQSOs having an exercise price equal to the closing price of our common stock on February 16, 2007, the first business day after we released our financial results for our 2006 fiscal year; and
- A grant of NQSOs and RSUs (representing the grant that ordinarily would be made in 2007) that vests ratably over four years, with the NQSOs having an exercise price equal to the closing price of our common stock on February 16, 2007, the first business day after we released our financial results for our 2006 fiscal year.

The number of RSUs awarded was determined by dividing the dollar value that the Compensation Committee sought to transfer (40% of each executive's target long-term incentive award) by the average closing price of our common stock over a period of 60 consecutive days ending on February 16, 2007. The number of NQSOs awarded was determined by dividing the dollar value that the Compensation Committee sought to transfer (20% of each executive's target long-term incentive award) by the Black Scholes value of the options on February 16, 2007.

What is the Compensation Committee's policy regarding deductibility of compensation?

Pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, publicly held corporations are prohibited from deducting compensation paid to certain executive officers, as of the end of the fiscal year, in excess of $1 million, unless the compensation is "performance-based." It is the Compensation Committee's policy that compensation paid to our named executive officers should, to the extent it exceeds $1 million in any year, qualify under Section 162(m) as "performance-based," provided that compliance with Section 162(m) is consistent with our overall corporate tax planning strategies and our executive compensation objectives, as set forth in "*— What are the objectives of Libbey's executive compensation program?*"

How are Libbey's directors compensated?

Our management directors do not receive additional compensation for service on the Board of Directors. We pay the following forms and amounts of compensation to our non-management directors:

Annual Retainer:	$25,000
Equity Awards:	On the date of each annual meeting of stockholders, outright grant of shares of common stock having a grant date fair equal to $40,000(1)
Audit Committee Chair Retainer:	$7,500 per year
Compensation Committee Chair and Nominating and Governance Committee Chair Retainers:	$5,000 per year
Regular Board Meeting Fees:	$1,500 per meeting
Regular Committee Meeting Fees:	$750 per meeting
Telephonic Board or Committee Meeting Fees:	$500 per meeting
Other Fees:	$500 per half day for performance of special Board or committee business requested of the director

(1) The number shares of common stock is determined by dividing $40,000 by the average closing price of our common stock over a period of 60 consecutive trading days ending on the date of grant.

Because we recognize that our non-employee directors are required to devote a significant amount of time to their duties as directors, and because we believe that our non-employee directors bring significant value to our stockholders, we seek to provide our non-employee directors with market-competitive compensation. We also seek to align the interests of our non-employee directors with those of our stockholders by providing equity-based compensation in the form of RSUs or outright grants of stock and by requiring that our non-employee directors achieve and maintain a meaningful amount of equity in Libbey. For more information with respect to our stock ownership guidelines for non-employee directors, see *"Stock Ownership — How much Libbey stock do our directors and officers own? — Stock Ownership Guidelines"* above.

From time to time we benchmark our non-employee director compensation against that payable to non-employee directors of the companies in our peer group, as disclosed under *"— How does Libbey determine the forms and amounts of executive compensation?"* above. We do not adhere to a rigid formula for purposes of determining the percentile at which our non-employee director compensation is comparable. However, we believe that the compensation that we pay to our non-employee directors is within the range of that payable by companies in our peer group.

Directors may elect, pursuant to the 2006 Deferred Compensation Plan for Outside Directors adopted effective January 1, 2006, and the Amended and Restated 2006 Deferred Compensation Plan for Outside Directors adopted effective October 17, 2006, to defer all or any part of the retainer and fees payable to them into either a subaccount that is deemed invested in our common stock or a subaccount that has a fixed rate of return equal to the average yield on 10-year treasuries (determined as of the last day of the calendar quarter in which interest is being computed). In addition, directors may elect, pursuant to the Amended and Restated 2006 Deferred Compensation Plan for Outside Directors, to defer receipt of the equity award referred to above. Amounts deferred are, at the election of the applicable director, payable either in a lump sum or in installments over a period of time selected by the director.

In addition to the retainers, fees and equity awards listed above, the Company reimburses the directors for their travel expenses incurred in attending meetings of the Board or its committees, as well as for fees and expenses incurred in attending director education seminars and conferences. The directors do not receive any other personal benefits.

Potential Payments Upon Termination or Change in Control

As discussed under "*— In what forms does Libbey deliver compensation to its executives, and what purposes do the various forms of compensation serve?*" above, we have employment agreements with our executive officers and change in control agreements with our executive officers and certain other key members of senior management. We first implemented employment agreements for our executive officers in 1993, when Libbey separated from its former parent, Owens-Illinois, Inc. and became a public company, and we first implemented our change in control agreements in 1998, when hostile takeovers were not uncommon. We do not have the unilateral ability to amend our employment and change in control agreements without the consent of the respective executive officers who are party to them. However, we continue to believe that it is in the best interests of our stockholders to provide our executive officers with income replacement upon the occurrence of any of the "triggers" described in the Employment Agreements and Change in Control Agreements tables below. Our belief is based upon the following:

- Surveys conducted by Hewitt Associates and our Vice President, General Counsel for the Compensation Committee in late 2007 demonstrated that a significant majority of the companies who are in our peer group provide their executive officers with change in control and other severance benefits. Accordingly, we would be at a competitive disadvantage in attracting and retaining high-caliber senior executives if we were to eliminate the benefits provided by these agreements. The loss of a senior executive to another company that provides these benefits could adversely impact our ability to achieve our business strategies and our succession planning for Libbey's future.

- In periods of uncertainty concerning the future control of Libbey or the future responsibilities or standing of our respective executive officers, it is imperative that each of our executive officers be focused on building value for our stockholders rather than pursuing career alternatives.

- An executive whose employment is not terminated immediately in connection with a change in control should focus on our business, rather than his or her career prospects, during the critical transition period following the change in control. In order to ensure that continued focus, our change in control agreements provide our executives with the unilateral right to terminate their respective employment relationships with Libbey, and receive a payment of benefits under the change in control agreements, for a short period of time (30 days) after the first anniversary of a change in control.

- Based upon our review of tally sheets for the Named Executives, and assuming a third party were to purchase Libbey, effective December 31, 2007, for a price equal to seven to nine times Libbey's 2007 EBITDA, we believe that the benefits payable to the Named Executives upon termination of their employment in connection the acquisition would represent a small fraction (less than 3.5%) of the purchase price. With respect to the amounts payable to Messrs. Meier (our CEO) and Reynolds (our COO), each of whom has served Libbey and its former parent for more than 37 years, a significant part of the benefits payable in connection with a change in control consist of benefits to which they currently are entitled upon retirement in the ordinary course. Accordingly, we believe that the amounts payable under the our change in control agreements are reasonable in light of the benefits that these agreements provide to Libbey and its shareholders.

Following are tables containing summaries of the material terms of the employment and change in control agreements to which our executive officers are party and the rationales for the respective benefits provided under those agreements. You should refer to the entire agreements, which we filed with the Securities and Exchange Commission when we entered into them, for a complete description of their terms.

Employment Agreements —

Triggers(1)	Benefits	Conditions to Payment of Benefits	Rationale

Death of the executive officer	• Base salary through the date of death
	• Annual and long-term incentive compensation paid at target but prorated over the period of each applicable plan through the date of death
	• *In the case of Mr. Meier, two* times his annual base salary, and in the case of all other Named Executives, one times his annual base salary, in each case at the rate in effect on the date of death and payable in a lump sum
	• Continuation of medical, prescription drug, dental and vision benefits for covered dependents for a period of 12 months following the date of death without any contribution by the dependents
	• Vesting, as of the date of death, of previously unvested equity participation awards (which we construe to mean RSUs and NQSOs), which will be exercisable for a period of three years following the date of death or for such longer period following the date of death as is specified by the award
	• If and to the extent that the Named Executive is determined to be subject to excise tax under Section 4999 of the Internal Revenue Code (which applies to amounts paid in connection with a change in control), a "tax gross-up"
	• Benefits are payable within 60 days after receipt of the written notice and evidence referred to under the adjacent column entitled *"Conditions to Payment of Benefits"*
		• Our receipt of written notice of appointment of a personal representative on behalf of the Named Executive's estate, together with evidence of the personal representative's authority to act
		• Obligations of the personal representative to:
		  • maintain the confidentiality of our proprietary information
		  • assign to us any inventions and copyrights obtained in connection with the Named Executive's employment
		  • assist us with any litigation with respect to which the Named Executive had, or may have had reason to have, knowledge, information or expertise
		  • not interfere with customer accounts for 24 months (or, in Mr. Meier's case, for 36 months)
		  • not compete for 24 months (or, in Mr. Meier's case, 36 months)
		  • for 24 months or, in Mr. Meier's case, 36 months after termination, not divert business opportunities of which the Named Executive became aware while an employee
		  • not solicit our employees for 24 months or, in Mr. Meier's case, 36 months
		  • not disparage us for 24 months or, in Mr. Meier's case, 36 months
			• Provide, on a cost-effective basis, death benefits that exceed the available benefits (limited to $250,000) under our group life insurance policy for all U.S. salaried employees and are consistent with death benefits provided under executive life insurance policies provided by companies in our peer group to their executives
			• Support a market-competitive compensation package, thereby serving to attract and retain talent and to motivate focused and sustained performance

Triggers(1)	Benefits	Conditions to Payment of Benefits	Rationale
Permanent disability of the executive officer	• Any long-term disability coverage in effect • Base salary accrued through the date of termination • Annual incentive compensation paid at the lesser of the annual target or the average percentage of the target paid to all other executive officers, but prorated over the period of each applicable plan through the date of termination • Long-term incentive compensation (which we construe to mean performance shares) under all plans in effect at the date of termination, paid at target but prorated over the period of each applicable plan through the date of termination • Two times (or, in the case of Mr. Meier, three times) the sum of annual base salary at the then current rate, payable in equal installments over a period of 24 months (or, in Mr. Meier's case, 36 months) following the date of termination, although we may elect to pay this amount in a lump sum; • Annual incentive compensation paid at the lesser of annual target or the average percentage of the target paid to all other executive officers, for all annual compensation periods ending 24 months (or, in Mr. Meier's case, 36 months) after the date of termination, with the final payment prorated to the end of the 24 month (or, in Mr. Meier's case, 36 month) period	• The Named Executive's execution and delivery to us of a release of all claims • The Named Executive's obligations to us to: • maintain the confidentiality of our proprietary information • assign to us any inventions and copyrights obtained in connection with his employment • assist us with any litigation with respect to which the Named Executive has, or may have reason to have, knowledge, information or expertise • not interfere with customer accounts for 24 months (or, in Mr. Meier's case, for 36 months); • not compete for 24 months (or, in Mr. Meier's case, 36 months) • for 24 months or, in Mr. Meier's case, 36 months after termination, not divert business opportunities of which the Named Executive became aware while an employee • not solicit our employees for 24 months or, in Mr. Meier's case, 36 months • not disparage us for 24 months or, in Mr. Meier's case, 36 months	• Provide, on a cost-effective basis, disability benefits under circumstances that may not be covered by our standard disability policy or our enhanced executive long-term disability coverage • Support a market-competitive compensation package, thereby serving to attract and retain talent and to motivate focused and sustained performance

Triggers(1)	Benefits	Conditions to Payment of Benefits	Rationale
	• Continuation of medical, prescription drug, dental and life insurance benefits for a period of 24 months (or, in Mr. Meier's case, 36 months) following the date of termination, without any contribution by the Named Executive or his dependents • Vesting, as of the date of termination, of previously unvested equity participation awards (which we construe to mean RSUs and NQSOs), which will be exercisable for a period of three years following the date of termination or for such longer period following the date of termination as is specified by the award granted to the Named Executive • If and to the extent the Named Executive is determined to be subject to excise tax pursuant to Section 4999 of the Internal Revenue Code, a tax gross-up • Base salary component is payable as salary continuation in accordance with our normal pay practices, which currently contemplate semi-monthly payments		
We terminate the executive officer's employment without "cause"(2) or the executive officer terminates his or her employment for "good reason"(3)	• Same as for termination upon permanent disability	• Same as for termination upon permanent disability	• Same as for termination upon permanent disability • Also promotes sustained focus on building stockholder value during periods of uncertainty as to Libbey's future or the executive's job standing or responsibilities

(1) We are obligated to provide the benefits described in the employment agreements if an executive officer's employment is terminated upon or as a result of the occurrence of any of the events or circumstances described in this column.

(2) "Cause" means any of:

- the executive officer's willful and continued failure (other than as a result of incapacity due to physical or mental illness or after the executive officer issues a notice of termination for good reason) to substantially perform his or her duties after our Board delivers to the executive officer a written demand for substantial performance that specifically identifies the manner in which the Board believes that the executive officer has not substantially performed his or her duties;

- the executive officer's willful and continued failure (other than as a result of incapacity due to physical or mental illness or after the executive officer issues a notice of termination for good reason) to substantially follow and comply with the specific and lawful directives of our Board, as reasonably determined by our Board, after our Board delivers to the executive officer a written demand for substantial performance that specifically identifies the manner in which our Board believes that the executive officer has not substantially followed or complied with the directives of the Board;
- the executive officer's willful commission of an act of fraud or dishonesty resulting in material economic or financial injury to Libbey; or
- the executive officer's willful engagement in illegal conduct or gross misconduct that is materially and demonstrably injurious to Libbey.

We cannot terminate an executive officer for cause unless and until we deliver to the executive officer a copy of a resolution, duly adopted by the affirmative vote of not less than 3/4 of the entire membership of our Board at a meeting of our Board, finding that, in the Board's good faith opinion, the executive committed any of the conduct described in the definition of "cause" and specifying, in reasonable detail, the particulars of that conduct. We must provide the executive officer with reasonable notice of the meeting of the Board and the opportunity, together with the executive's legal counsel, to be heard before the Board. We also must provide the executive with reasonable opportunity to correct the conduct that he or she is alleged to have committed.

(3) "Good reason" means any of the following, unless we have corrected the circumstances fully (if they are capable of correction) prior to the date of termination:

- With respect to Mr. Meier only:
  - He ceases to be our Chief Executive Officer reporting to the Board, or he fails to be elected as a member of the Board.
  - There is a change in the reporting or responsibilities of any other executive officer that has not been approved by Mr. Meier.
- With respect to each of our Named Executives other than Mr. Meier, the Named Executive ceases to be an executive officer reporting to another executive officer.
- With respect to each of our Named Executives, including Mr. Meier:
  - His base salary is reduced by a greater percentage than the reduction applicable to any other executive officer.
  - There is a reduction in the incentive compensation target established for the position held by the Named Executive that is not applied in the same or similar manner to all other executive officers.
  - An executive benefit provided to the Named Executive is reduced or eliminated and the reduction or elimination is not applicable to all other executive officers in the same or similar manner, unless the reduction or elimination is with respect to the number of equity awards granted to the respective executive officers.
  - We materially breach the employment agreement and do not remedy our breach within 30 days after we receive written notice of breach from the Named Executive.
  - We exercise our right not to extend the term of the Named Executive's employment agreement beyond the then current term, unless we exercise that right with respect to all employment agreements (excluding change in control agreements) in effect with respect to our other executive officers. In that connection, the initial term of each employment agreement began on March 22, 2004 and expired on December 31, 2006, except that the initial term of Mr. Geswein's employment agreement began May 23, 2007 and expired on December 31, 2007. However, each employment

agreement was automatically extended for an additional one-year period. Upon expiration of the current term of each employment agreement, it will continue to be extended automatically for additional one-year periods unless either we notify the Named Executive, or the Named Executive notifies us, on or before September 30 of the year in which the employment agreement is scheduled to expire, that the agreement will not be further extended.

In order to terminate his employment for "good reason," the Named Executive must assert the basis for terminating his employment for "good reason" by providing written notice to the Board within 90 days of the date the Named Executive knew or should have known of the event that is the basis for terminating for good reason.

Other obligations. If we terminate the Named Executive's employment with cause, or if the Named Executive resigns or retires other than at our request or for good reason, we nevertheless are obligated to pay or provide to the Named Executive base salary, when due, through the date of termination at the then current rate, plus all other amounts and benefits to which the Named Executive is entitled under any pension plan, retirement savings plan, equity participation plan, stock purchase plan, medical benefits and other benefits that we customarily provide or that are required by law at the time the payments are due.

Change in Control Agreements

Triggers(1)	Benefits(2)	Conditions to Payment of Benefits	Rationale
• Without cause(3), we terminate the executive's employment within two years following a change in control(4) • The executive terminates his or her employment for good reason(5) within two years following a change in control • The executive voluntarily terminates his employment within 30 days after the first anniversary of the change in control	• Base salary (at the greater of the rate in effect as of the date of termination or the rate in effect immediately prior to the change in control) through the date of termination • Within five days after termination, a lump sum equal to the sum of three times the executive's annual base salary in effect as of the date of termination or immediately prior to the change in control, whichever is greater • Within five days after termination, a lump sum equal to three times the greater of (a) the executive's target annual bonus in effect as of the date of termination or immediately prior to the change in control, whichever is greater, or (b) the executive's actual bonus for the year immediately preceding the date of termination • Continuation of medical and dental benefits for a period of 36 months following the date of termination, with costs to be shared on the same basis as in effect on the date of the change in control. These benefits are reduced or eliminated to the extent the executive receives comparable benefits under any other employment that the executive obtains during the three-year period.	• Our receipt of an agreement, signed by the executive, obligating him or her to: • maintain the confidentiality of our proprietary information for three years after the date of termination • not compete with us for a period of 24 months after the date of termination • not solicit our employees for a period of 36 months after the date of termination	• In periods of uncertainty concerning the future control of Libbey or the future responsibilities or standing of the executive, permits the executive to focus on performance that increases stockholder value rather than pursuing career alternatives • Enables an executive whose employment is not terminated immediately in connection with a change in control to focus on transition issues during the one-year period immediately after the change in control, thereby providing stability of management to an acquirer of our business. • Assuming a purchase price for Libbey of between seven and nine times Libbey's 2007 EBITDA, benefits payable to the Named Executives if they were terminated in connection with an acquisition of Libbey effective December 31, 2007, would represent a small fraction (less than 3.5%) of the purchase price • Supports a market-competitive compensation package, thereby serving to attract and retain talent

Triggers(1)	Benefits(2)	Conditions to Payment of Benefits	Rationale
	• Immediate vesting of unvested restricted stock grants (which we construe to apply to grants of RSUs), with the underlying shares of stock to be distributed within five days after the date of termination • Immediate vesting of unvested NQSOs • Accelerated vesting of performance shares is within the discretion of the Compensation Committee • For one year following the date of termination, financial planning services of substantially the same type and scope as we provided to the executive immediately prior to the date of termination or, if more favorable to the executive, immediately prior to the change in control • For two years following the date of termination, outplacement services • Full and immediate vesting of accrued benefits under any qualified and unqualified pension, profit-sharing, deferred compensation or supplemental plans that we maintain for the executive's benefit, plus additional fully vested benefits in an amount equal to the benefit that would have accrued had the executive continued his or her employment for three additional years following the date of termination. If the present value, as of the date of termination, of the enhanced benefit is less than $250,000, we are obligated to pay, in a lump sum, the amount, if any, by which $250,000 exceeds the then present value of the enhanced benefit.		

Triggers(1)	Benefits(2)	Conditions to Payment of Benefits	Rationale
	• A "tax gross-up" • Continued coverage, for six years after the date of termination, under our policy of liability insurance covering our directors and officers		

(1) We are obligated to provide the benefits described in the change in control agreements if an executive officer's employment is terminated upon or as a result of the occurrence of any of the events or circumstances described in this column. We also are obligated to accelerate the vesting of certain equity awards in connection with a change in control, even if an executive officer's employment is not terminated. *See "— Other obligations"* below.

(2) The benefits set forth in this column are payable upon any of the "triggers" identified in the "Triggers" column.

(3) "Cause" has substantially the same meaning under the change in control agreements as it has under the employment agreements. We cannot terminate an executive officer for cause unless and until we deliver to the executive officer a copy of a resolution, duly adopted by the affirmative vote of not less than ¾ of the entire membership of our Board at a meeting of our Board, finding that, in the Board's good faith opinion, the executive committed any of the conduct described in the definition of "cause" and specifying, in reasonable detail, the particulars of that conduct. We must provide the executive officer with reasonable notice of the meeting of the Board and the opportunity, together with the executive's legal counsel, to be heard before the Board. We also must provide the executive with reasonable opportunity to correct the conduct that he or she is alleged to have committed.

(4) "Change in control" generally means any of the following events:

- A person (other than Libbey, any trustee or other fiduciary holding securities under one of Libbey's employee benefit plans, or any corporation owned, directly or indirectly, by Libbey's stockholders in substantially the same proportions as their ownership of Libbey's common stock) becomes the "beneficial owner," directly or indirectly, of Libbey securities representing 20% or more of the combined voting power of our then-outstanding securities;

- Our stockholders approve a merger or consolidation pursuant to which Libbey is merged or consolidated with any other corporation (or other entity), unless the voting securities of Libbey outstanding immediately prior to the merger or consolidation continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 66⅔% of the combined voting power of securities of the surviving entity outstanding immediately after the merger or consolidation;

- Our stockholders approve a plan of complete liquidation or an agreement for the sale or disposition of all or substantially all of our assets; or

- A person becomes the "beneficial owner," directly or indirectly, of securities of Libbey that represent ten percent or more of the combined voting power of our then outstanding securities (we refer to a person who achieves that level of ownership of voting securities as a "10% Owner") and (a) our CEO is terminated and/or replaced during the period beginning 60 days before, and ending two years after, the person becomes a 10% Owner, or (b) individuals constituting at least one-third of the members of the Board on the date 61 days before the person becomes a 10% Owner cease for any reason to serve on the Board during the period beginning 60 days before, and ending two years after, the person becomes a 10% Owner; however, this provision does not apply to any person who is a 10% Owner as of the date of the applicable change in control agreement so long as that person does not increase his, her or its beneficial ownership by five percent or more over the percentage owned by that person as of the date of the change in control agreement.

A person typically is considered to be the "beneficial owner" of securities if the person has or shares the voting power associated with those securities.

(5) "Good reason" means any of the following, unless we have corrected the circumstances fully (if they are capable of correction) prior to the date of termination:

- We assign to the executive duties that are inconsistent with the executive's position immediately prior to the change in control, or we significantly and adversely alter the nature or status of the executive's responsibilities or the conditions of the executive's employment from those in effect immediately prior to the change in control (including if we cease to be a publicly-held corporation), or we take any other action that results in the material diminution of the executive's position, authority, duties or responsibilities;
- We reduce the executive's annual base salary as in effect on the date of the executive's change in control agreement and as increased from time to time thereafter;
- We relocate the offices at which the executive principally is employed immediately prior to the date of the change in control (which we refer to as the executive's "Principal Location") to a location more than 30 miles from that location, or we require the executive, without his or her written consent, to be based anywhere other than his or her Principal Location, except for required travel on business to an extent substantially consistent with the executive's present business travel obligations;
- We fail to pay to the executive any portion of his or her current compensation or to pay to him or her any portion of an installment of deferred compensation under any deferred compensation program within seven days of the date on which the compensation is due;
- We fail to continue in effect any material compensation or benefit plan or practice in which the executive participates immediately prior to the change in control, unless an equitable arrangement (embodied in an ongoing substitute or alternative plan) has been made with respect to the plan, or we fail to continue the executive's participation in the plan (or in the substitute or alternative plan) on a basis that is not materially less favorable, both in terms of the amount of benefits provided and the level of the executive's participation relative to other participants, as existed at the time of the change in control;
- We fail to continue to provide the executive with benefits substantially similar in the aggregate to those enjoyed by the executive under any of our life insurance, medical, health and accident, disability, pension, retirement or other benefit plans or practices in which the executive and his or her eligible family members were participating at the time of the change in control, or we take any action that would directly or indirectly materially reduce any of those benefits, or we fail to provide the executive with the number of paid vacation days to which the executive is entitled on the basis of years of service with us in accordance with our normal vacation policy in effect at the time of the change in control;
- We fail to obtain a satisfactory agreement from any successor to assume and agree to perform our obligations under the executive's change in control agreement;
- We purport to terminate the executive's employment without complying with our obligations with respect to providing notice of termination; or
- The executive continues, after giving us written notice of his or her objection, to be subjected to harassing or denigrating treatment in the workplace that is inconsistent with his or her position with us.

Other obligations. If a change in control occurs, all outstanding NQSOs will vest immediately, regardless of whether the executive's employment is terminated. In addition, if a termination occurs after a change in control and is not a result of any of the triggers described above, the executive is entitled to receive base salary, when due, through the date of termination at the then current rate plus all other amounts and benefits to which the executive is entitled under any compensation plan or practice that we have in place at the time the payments are due.

Compensation Committee Interlocks and Insider Participation

William A. Foley, Deborah G. Miller and Carol B. Moerdyk served on our Compensation Committee during 2007, as did Gary L. Moreau until his resignation from the Board. None of Mr. Foley, Ms. Miller or Ms. Moerdyk has been an officer or employee of Libbey or its subsidiaries, and, prior to his resignation from the Board, Mr. Moreau had not been an officer or employee of Libbey or its subsidiaries.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with Libbey's management the Compensation Discussion and Analysis set forth in this proxy statement. Taking all of these reviews and discussions into account, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Carol B. Moerdyk, Chair
William A. Foley
Deborah G. Miller

Summary Compensation Table

The following narrative, tables and footnotes describe the "total compensation" earned during 2006 and 2007 by Messrs. Meier, Sellick, Reynolds, Wilkes and Ibele. Information for 2006 was not provided for Mr. Geswein, since he did not join Libbey until May 2007. We refer to Messrs. Meier, Geswein, Sellick, Reynolds, Wilkes and Ibele as our "Named Executives."

The total compensation presented below does not reflect the actual compensation received by, or the target compensation of, the Named Executives in either 2006 or 2007. The actual value realized by our Named Executives in 2007 from long-term incentives (NQSOs, RSUs and performance shares) is presented in the Option Exercises and Stock Vested Table below. Target annual and long-term incentive awards for 2007 are presented in the Grants of Plan-Based Awards Table below.

The individual components of the total compensation calculation reflected in the Summary Compensation Table are as follows:

Salary. Base salary earned during 2007.

Bonus. Cash awards made, at the discretion of the Compensation Committee, in recognition of achievements in 2007 that were not contemplated by the individual component of the SMIP but nevertheless played important roles in Libbey's ability to achieve its record-setting financial results, its progress in executing its transformation and the significant increase in total shareholder return in 2007 compared to the prior year. For further information regarding the bonuses we paid to our Named Executives for 2007 performance, see *"Compensation Discussion and Analysis — What compensation did Libbey's executives receive for 2007? — Discretionary Awards."*

Stock Awards. The awards disclosed under the heading "Stock Awards" consist of common stock issued in settlement of performance shares earned during 2007 and 2006, respectively, and RSUs granted in February 2007. The dollar amounts for the awards represent the grant-date fair value-based compensation expense recognized in 2007 and 2006, respectively, under FAS 123R for each Named Executive, as reported in our audited financial statements contained in our Annual Report on Form 10-K. Details with respect to the awards granted in 2007 are included in the Grants of Plan-Based Awards Table below. The recognized compensation expense of the stock-based awards may vary from the actual value the respective Named Executives receive, because the actual value will depend upon the number of shares earned and the price of our common stock when shares of our common stock are issued in settlement of the performance shares or RSUs, as applicable.

Option Awards. The awards disclosed under the heading "Option Awards" generally represent annual grants of NQSOs; however, a single award of 50,000 NQSOs was made in order to induce Mr. Geswein to join Libbey as our Vice President and Chief Financial Officer in May 2007. The dollar amounts for the awards represent the grant-date fair value-based compensation expense recognized in 2007 for each Named Executive, as reported in our audited financial statements contained in our Annual Report on Form 10-K. (No awards of NQSOs were made to the Named Executives in 2006.) The recognized compensation expense of the NQSOs may vary from the actual value the respective Named Executives receive, because the actual value will depend upon the number of shares with respect to which NQSOs are exercised and the price of our common stock on the date on which the NQSOs are exercised.

Non-Equity Incentive Compensation. The awards disclosed under the heading "Non-Equity Incentive Compensation" consist of amounts earned by the Named Executives in 2007 and 2006 under our SMIP. These awards were paid in February of 2008 and 2007, based upon our performance in 2007 and 2006, respectively. For more information with respect to the awards paid in February 2008 based upon 2007 performance, see *"Compensation Analysis and Discussion — What compensation did Libbey's executives receive for 2007?"*

Change in Pension Value and Nonqualified Deferred Compensation Earnings. The amounts disclosed under the heading "Change in Pension Value and Nonqualified Deferred Compensation Earnings" represent the actuarial increase, if any, during 2007 and 2006 in the pension value provided under our Libbey Inc. Salaried Cash Balance Pension Plan (which we refer to as our "Salary Plan"). Because we do not guarantee any particular rate of return on deferred compensation under our Executive Savings Plan (which we refer to as our "ESP"), there are no earnings on nonqualified deferred compensation included in the amounts disclosed.

All Other Compensation. For 2007, the amounts disclosed under the heading "All Other Compensation" include (a) the matching contributions that we make, on behalf of the Named Executives, to their respective accounts in our 401(k) savings plan for U.S. salaried employees; (b) the matching contributions that we make, on behalf of the Named Executives, pursuant to our ESP; (c) the cost that we paid for tax return preparation and financial planning for the respective Named Executives, together with tax "gross-ups" on that cost; (d) our incremental cost for ground transportation for trips from the Toledo, Ohio area to the Detroit/Wayne County Metropolitan airport for our executives while traveling on business and for our executives and their spouses while traveling together; (e) the annual premiums that we pay to provide executive long-term disability coverage for each of the Named Executives; (f) our cost of annual executive physical examinations and related services for the Named Executives; and (g) for Mr. Geswein, our cost to relocate Mr. Geswein, his family and their belongings to Toledo, Ohio from Dayton, Ohio, together with related tax "gross-ups" on that cost.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)(a)	Option Awards ($)(1)(b)	Non-Equity Incentive Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(2)	Total ($)
John F. Meier	2007	615,000	0	577,099	189,982	496,490	5,469	27,670	1,911,710
Chairman and Chief Executive Officer	2006	558,000	0	82,500	0	631,767	0	17,689	1,289,956
Gregory T. Geswein(3) Vice President, Chief Financial Officer	2007	193,535	20,321	73,090	117,839	84,020	0	47,917	536,722
Scott M. Sellick(3)	2007	268,012	18,593	122,983	47,979	114,011	22,111	11,442	605,131
Vice President, Chief Accounting Officer	2006	252,675	0	17,744	0	189,506	12,579	6,965	479,469
Richard I. Reynolds	2007	425,016	28,848	299,016	105,970	251,821	84,424	20,116	1,215,211
Executive Vice President and Chief Operating Officer	2006	395,184	0	44,794	0	366,928	0	11,563	818,469
Kenneth G. Wilkes	2007	325,670	26,113	153,315	59,321	151,892	36,030	21,580	773,921
Vice President, General Manager, International Operations	2006	300,315	0	22,848	0	213,734	22,022	11,896	570,815
Daniel P. Ibele	2007	257,382	19,523	107,184	44,021	93,870	34,220	14,784	570,984
Vice President, General Sales Manager, North America	2006	240,097	0	16,118	0	158,224	16,124	10,403	440,966

(1) Represents the 2007 and 2006 compensation expense that we recorded, for financial reporting purposes in accordance with FAS 123R, with respect to (a) common stock that we issued in settlement of performance shares earned for 2007 and 2006, respectively, and RSUs that we granted in 2007, and (b) NQSOs that we granted in 2007. For more information, see Footnote 15, *"Employee Stock Benefit Plans,"* to the financial statements included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2008.

(2) The following table provides additional detail with respect to the perquisites that we provided to our Named Executives in 2007:

Name	ESP Matching Contributions ($)	Tax Return Preparation and Financial Planning Fees ($)	Tax Gross-Up on Tax Return/ Financial Planning Fees ($)	Ground Transportation ($)(a)	Executive Long-Term Disability Coverage ($)	Annual Executive Physical Examination ($)	Relocation Expenses ($)	Tax Gross-Up on Relocation Expenses ($)	Total ($)
J. Meier	13,650	645	306	940	4,254	0	0	0	19,795
G. Geswein	0	4,250	2,018	375	1,934	0	24,643	9,123	42,343
S. Sellick	0	0	0	1,048	2,519	0	0	0	3,567
R. Reynolds	7,000	605	287	84	4,265	0	0	0	12,241
K. Wilkes	3,524	2,991	1,421	53	3,325	2,391	0	0	13,705
D. Ibele	0	2,217	1,053	779	2,860	0	0	0	6,909

(a) For personal trips, includes the entire cost that we incurred for such transportation; for business trips, includes only the amount in excess of the amount to which the respective Named Executives would have been entitled to reimbursement for mileage and parking under our travel policy applicable to all employees.

(3) On May 23, 2007, Mr. Sellick became Vice President, Chief Accounting Officer, and Mr. Geswein joined Libbey as Vice President, Chief Financial Officer.

Grants of Plan-Based Awards Table

During 2007, the Compensation Committee granted the following plan-based awards to our Named Executives:

- Annual cash incentive awards under our SMIP;

- Performance share awards under our 2007 LTIP; and
- NQSOs and RSUs under our 2006 Omnibus Incentive Plan.

Recipients of performance shares and RSUs are not entitled to dividends or voting rights with respect to the common shares underlying the performance shares or RSUs unless and until they are earned or vested. We do not engage in repricing of NQSOs.

Information with respect to each of these awards, including information with respect to the performance measures applicable to the cash awards under our SMIP and our performance shares, and vesting schedules with respect to RSUs and NQSOs, is set forth, on a grant-by-grant basis, in the table and footnotes below.

GRANTS OF PLAN-BASED AWARDS TABLE

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards (2)			Estimated Future Payouts Under Equity Incentive Plan Awards (3)			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Award Date (1)	Grant Date (1)	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)(4)	(#)(5)	($/Sh)	($)(6)
J. Meier	2/5/2007	2/16/2007	185,423	553,500	1,107,000	11,570	23,140	46,280	58,846	56,702	12.80	$1,343,750
G. Geswein . .	5/2/2007	5/23/2007	38,901	116,121	232,242	(a)797	1,594	3,188				21,548
						(b)2,143	4,285	8,570				85,057
									6,567			130,355
										(c)5,076	19.85	44,904
										(d)50,000	19.85	430,415
S. Sellick. . . .	2/5/2007	2/16/2007	53,870	160,807	321,614	2,628	5,256	10,512	13,027	12,551	12.80	299,044
R. Reynolds . .	2/5/2007	2/16/2007	106,785	318,762	637,524	6,130	12,260	24,520	31,545	30,397	12.80	718,628
K. Wilkes . . .	2/5/2007	2/16/2007	60,005	179,119	358,238	3,162	6,324	12,648	16,183	15,595	12.80	369,079
D. Ibele	2/5/2007	2/16/2007	43,111	128,691	257,318	2,187	4,373	8,746	11,302	10,891	12.80	257,242

(1) The Award Date is the date on which the Compensation Committee took action. Until 2006, the award date and the grant date were the same date. Under the executive compensation program approved by the Compensation Committee in 2006, the number of NQSOs, RSUs and performance shares awarded to the executive officers is determined by dividing the target dollar value of the applicable component of equity to be awarded by (a) in the case of NQSOs, the Black Scholes value of the options as of grant date or (b) in the case of RSUs and performance shares, the average closing price of Libbey common stock on the New York Stock Exchange over a period of 60 consecutive trading days ending on the grant date. Accordingly, the grant date is the date as of which we determine the number of NQSOs, RSUs or performance shares, as the case may be, awarded. We inform grant recipients of their awards after we determine the number of stock options, RSUs and/or performance shares to be granted. For awards made in February 2007, the grant date was the first business day after we announced our results of operations for the 2006 fiscal year. For awards made to Mr. Geswein, the grant date was his first day of employment.

(2) Represents the range of possible awards under our SMIP for performance during 2007. Under our SMIP, each executive officer is eligible for an annual incentive award in an amount up to 200% of the executive officer's target award, which in turn is a percentage of the executive's W-2 earnings, as set forth in the following table:

Named Executive	Target Award as a Percentage of W-2 Earnings (%)
John F. Meier	90%
Gregory T. Geswein	60%
Scott M. Sellick	60%
Richard I. Reynolds	75%
Kenneth G. Wilkes	55%
Daniel P. Ibele	50%

Awards made under the SMIP are payable only in cash. The amount disclosed under the "Threshold" column is the threshold payout with respect to the 67% of target awards that is dependent upon achievement of a corporate-wide performance measure. There is no particular threshold payout with respect to the 33% of target awards that is dependent upon achievement by our Named Executives of their respective individual goals, except that no amounts will be paid with respect to the individual goals unless Libbey achieves a defined level under the corporate-wide performance measure — namely, at least 60% of budgeted IFO for 2007. The threshold, target and maximum payouts under the SMIP are calculated based upon anticipated full-year W-2 earnings, except that Mr. Geswein's threshold, target and maximum payouts under the SMIP are calculated based upon anticipated W-2 earnings for the period beginning May 23, 2007, when he joined Libbey, through December 31, 2007. For 2007, the scale for payouts with respect to the corporate component was:

Payout Level	Percentage of Budgeted IFO (%)	Payout as Percentage of Target (%)
Threshold	95%	50%
Target	100%	100%
Maximum	115%	200%

(3) For Mr. Geswein, represents prorated awards of performance shares under (a) our July 2006 LTIP for the performance cycles beginning July 1, 2006 and ending on each of December 31, 2007 and December 31, 2008, respectively, and (b) our 2007 LTIP for the three-year performance cycle beginning on January 1, 2007 and ending on December 31, 2009. For each of the other Named Executives, represents performance shares awarded under our 2007 LTIP for the three-year performance cycle beginning on January 1, 2007 and ending on December 31, 2009. The performance measure to be used to determine the extent to which performance shares are earned is the ratio of our actual, cumulative EBITDA over the applicable performance cycle (excluding special charges in accordance with generally accepted accounting principles and as adjusted for any acquisition or disposition with respect to which EBITDA for the business that is acquired or sold, as the case may be, exceeds $5 million) to the sum of budgeted EBITDA for each year during the performance cycle. The scale with respect to each of the performance cycles under our July 2006 LTIP and our 2007 LTIP is:

Payout Level	Percentage of Budgeted EBITDA (%)	Payout as Percentage of Target (%)
Threshold	85%	50%
Target	100%	100%
Maximum	115%	200%

(4) For Mr. Geswein, represents a single grant of RSUs that vest ratably over a four-year period beginning on May 23, 2008. For all Named Executives other than Mr. Geswein, represents two grants of RSUs. The first grant of RSUs vests ratably over a three-year period beginning on February 16, 2008. As disclosed under *"Compensation Discussion and Analysis — What compensation did Libbey's executives receive for 2007? — Stock Options and RSUs,"* the Compensation Committee delayed the first grant from 2006 to 2007, after we completed the acquisition of the remaining 51% interest in our Mexican joint venture and, in connection with that acquisition, refinanced our indebtedness, and after we announced our results of operations for 2006. The second grant of RSUs vests ratably over a four-year period beginning February 16, 2008.

(5) For Mr. Geswein, represents two grants of NQSOs: (c) a grant of 5,076 NQSOs that vest ratably over a four-year period beginning May 23, 2008; and (d) a grant of 50,000 NQSOs that vest 100% on May 23, 2010. For each Named Executive other than Mr. Geswein, represents two grants of NQSOs, the first of which vests ratably over a three-year period beginning on February 16, 2008. As disclosed under *"Compensation Discussion and Analysis — What compensation did Libbey's executives receive for 2007? — Stock Options and RSUs,"* the Compensation Committee delayed the first grant from 2006 to 2007, after we completed the acquisition of the remaining 51% interest in our Mexican joint venture and, in connection with that acquisition, refinanced our indebtedness, and after we announced our results of operations for 2006. The second grant of NQSOs vests ratably over a four-year period beginning February 16, 2008.

(6) Represents the sum of the grant-date fair values, determined in accordance with FAS 123R, of (a) the performance shares at a target payout, (b) the RSUs and (c) the NQSOs.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Our Named Executives had the following types of equity awards outstanding at the end of the 2007 fiscal year:

- NQSOs granted under our Omnibus Plan and predecessor plans;
- RSUs granted under our Omnibus Plan; and
- Performance share awards made under our Omnibus Plan.

The following table shows, for each of the Named Executives, (a) the number, exercise price and expiration date of NQSOs that, as of December 31, 2007, were vested but not yet exercised and of NQSOs that, as of December 31, 2007, were not vested; (b) the number and market value of RSUs that were not vested as of December 31, 2007; and (c) the number and market value of shares of common stock underlying performance shares that were awarded in 2006 and 2007 and that were not yet earned as of December 31, 2007:

			Option Awards				Stock Awards			
Name	Award Date (1)	Grant Date (2)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(5)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
J. Meier	6/05/1998		30,000	0	38.4375	6/06/2008				
	8/24/1999		30,000	0	31.3750	8/25/2009				
	9/08/2000		30,000	0	32.3125	9/09/2010				
	11/13/2001		35,000	0	30.5500	11/14/2011				
	11/20/2002		35,000	0	23.9300	11/21/2012				
	12/15/2003		17,500	0	28.5300	12/16/2013				
	12/10/2004		17,500	0	20.3900	12/11/2014				
	12/08/2005		10,500	7,000	11.7900	12/09/2015				
	9/27/2006		0	0	N/A	N/A	0	0	8,939	141,594
	2/05/2007	2/16/2007	0	(a) 29,615	12.8000	2/17/2017	(a) 30,853	488,712	23,140	366,538
				(b) 27,087	12.8000	2/17/2017	(b) 27,993	443,409		
G. Geswein	5/02/2007	5/23/2007	0	(c) 50,000	19.8500	5/23/2017	6,567	104,022	5,452	86,360
			0	(d) 5,076	19.8500	5/23/2017				
S. Sellick	6/05/1998		500	0	38.4375	6/06/2008				
	11/25/1998		750	0	31.0000	11/26/2008				
	8/24/1999		1,250	0	31.3750	8/25/2009				
	9/08/2000		1,500	0	32.3125	9/09/2010				
	2/22/2001		3,000	0	31.1500	2/23/2011				
	11/13/2001		3,000	0	30.5500	11/14/2011				
	11/20/2002		7,000	0	23.9300	11/21/2012				
	12/15/2003		7,000	0	28.5300	12/16/2013				
	12/10/2004		8,000	0	20.3900	12/11/2014				
	12/08/2005		6,000	4,000	11.7900	12/09/2015				
	9/27/2006		0	0	N/A	N/A	0	0	1,922	30,444
	2/05/2007	2/16/2007	0	(a) 6,726	12.8000	2/17/2017	(a) 7,007	110,991	5,256	83,255
				(b) 5,825	12.8000	2/17/2017	(b) 6,020	95,357		
R. Reynolds	6/05/1998		22,000	0	38.4375	6/06/2008				
	8/24/1999		22,000	0	31.3750	8/25/2009				
	9/08/2000		22,000	0	32.3125	9/09/2010				
	11/13/2001		27,000	0	30.5500	11/14/2011				
	11/20/2002		27,000	0	23.9300	11/21/2012				
	12/15/2003		13,500	0	28.5300	12/16/2013				
	12/10/2004		13,500	0	20.3900	12/11/2014				

Name	Award Date (1)	Grant Date (2)	Option Awards: Number of Securities Underlying Unexercised Options (#) Exercisable	Option Awards: Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Awards: Option Exercise Price ($)	Option Awards: Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)(3)	Stock Awards: Market Value of Shares or Units of Stock That Have Not Vested ($)(4)	Stock Awards: Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(5)	Stock Awards: Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
	12/08/2005		8,100	5,400	11.7900	12/09/2015				
	9/27/2006		0	0	N/A	N/A	0	0	4,854	76,887
	2/05/2007	2/16/2007	0	(a) 15,690	12.8000	2/17/2017	(a) 16,346	258,921	12,260	194,198
			(b)	14,707	12.8000	2/17/2017	(b)15,199	240,752		
K. Wilkes	6/05/1998		11,500	0	38.4375	6/06/2008				
	8/24/1999		11,500	0	31.3750	8/25/2009				
	9/08/2000		11,500	0	32.3125	9/09/2010				
	11/13/2001		17,000	0	30.5500	11/14/2011				
	11/20/2002		17,000	0	23.9300	11/21/2012				
	12/15/2003		11,000	0	28.5300	12/16/2013				
	12/10/2004		12,000	0	20.3900	12/11/2014				
	12/08/2005		7,200	4,800	11.7900	12/09/2015				
	9/27/2006		0	0	N/A	N/A	0	0	2,476	39,220
	2/5/2007	2/16/2007	0	(a) 8,094	12.8000	2/17/2017	(a) 8,432	133,563	6,324	100,172
				(b) 7,501	12.8000	2/17/2017	(b) 7,751	122,776		
D. Ibe e	6/05/1998		5,500	0	38.4375	6/06/2008				
	8/24/1999		5,500	0	31.3750	8/25/2009				
	12/16/1999		2,000	0	27.1250	12/16/2009				
	9/08/2000		8,000	0	32.3125	9/09/2010				
	11/13/2001		13,500	0	30.5500	11/14/2011				
	11/20/2002		13,500	0	23.9300	11/21/2012				
	12/15/2003		9,500	0	28.5300	12/16/2013				
	12/10/2004		11,000	0	20.3900	12/11/2014				
	12/08/2005		6,600	4,400	11.7900	12/09/2015				
	9/27/2006		0	0	N/A	N/A	0	0	1,747	27,672
	2/5/2007	2/16/2007	0	(a) 5,597	12.8000	2/17/2017	(a) 5,831	92,363	4,373	69,268
			(b)	5,294	12.8000	2/17/2017	(b) 5,471	86,661		

(1) The Award Date is the date on which the Compensation Committee took action. Until 2006, the award date and the grant date typically were the same.

(2) Under our executive compensation program adopted by the Compensation Committee in 2006, the number of NQSOs, RSUs and performance shares awarded to the executive officers is determined by dividing the target dollar value of the applicable component of equity by (a) in the case of NQSOs, the Black Scholes value of the options as of the grant date or (b) in the case of RSUs and performance shares, the average closing price of Libbey common stock on the New York Stock Exchange over a period of 60 consecutive trading days ending on the grant date. We inform grant recipients of their awards after we have determined the number of NQSOs, RSUs and/or performance shares to be granted to them. For awards made in February 2007, the grant date was the first business day after we announced our results of operations for the 2006 fiscal year. For awards made to Mr. Geswein in 2007, the grant date was his first day of employment.

(3) Represents RSUs awarded pursuant to our Omnibus Plan. One share of our common stock underlies each RSU.

(4) Represents the market value, as of December 31, 2007, of unvested RSUs or unearned performance shares, as applicable. We have estimated the market value by multiplying the number of shares of common stock underlying the RSUs and performance shares by $15.84, the closing price of our common stock on the New York Stock Exchange on December 31, 2007.

(5) Represents the number of shares of our common stock underlying performance shares that were awarded under our July 2006 LTIP for the 30-month performance cycle ending December 31, 2008 and under our

2007 LTIP for the 36-month performance cycle ending December 31, 2009. Performance shares awarded with respect to each of these performance cycles may be earned if and to the extent that we achieve actual, cumulative EBITDA for the applicable performance cycles (excluding special charges in accordance with generally accepted accounting principles and as adjusted for any acquisition or disposition with respect to which EBITDA for the business that is acquired or sold, as the case may be, exceeds $5.0 million) equal to at least 85% of the sum of EBITDA budgeted for each year (or partial year) during the applicable performance cycle. For further information, see footnote 3 to the Grants of Plan-Based Awards Table above.

The following table shows the vesting schedules with respect to those NQSOs that were not yet exercisable, and those RSUs that were not yet vested, as the case may be, as of December 31, 2007:

Option Awards (NQSOs) Vesting Schedule	
Grant Date	**Vesting Schedule**
12/08/2005	60% were vested as of 12/31/2007; 20% are scheduled to vest on 12/08/2008; and the balance are scheduled to vest 12/08/2009
2/16/2007	(a) 25% were vested on February 16, 2008; an additional 25% is scheduled to vest on each of February 16, 2009, February 16, 2010 and February 16, 2011
	(b) 33% were vested on February 16, 2008; an additional 33% is scheduled to vest on each of February 16, 2009 and February 16, 2010
5/23/2007	(c) 100% are scheduled to vest on May 23, 2010
	(d) 25% are scheduled to vest on each of May 23, 2008, May 23, 2009, May 23, 2010 and May 23, 2011

Stock Awards (RSUs) Vesting Schedule	
Grant Date	**Vesting Schedule**
2/16/2007	(a) 25% were vested on February 16, 2008; an additional 25% is scheduled to vest on each of February 16, 2009, February 16, 2010 and February 16, 2011
	(b) 33% were vested on February 16, 2008; an additional 33% is scheduled to vest on each of February 16, 2009 and February 16, 2010
5/23/2007	25% are scheduled to vest on each of May 23, 2008, May 23, 2009, May 23, 2010 and May 23, 2011

Option Exercises and Stock Vested for Fiscal 2007

The following table sets forth information concerning the exercise of stock options by the Named Executives in 2007 and the number and value of shares of common stock underlying performance shares that the Named Executives earned in 2007 under the July 2006 LTIP:

OPTION EXERCISES AND STOCK VESTED IN FISCAL 2007

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
J. Meier	0	0	5,163	74,657
G. Geswein	0	0	418	6,044
S. Sellick	0	0	1,110	16,051
R. Reynolds	0	0	2,803	40,531
K. Wilkes	0	0	1,430	20,678
D. Ibele	0	0	1,009	14,590

(1) Represents the number of performance shares earned under the July 2006 LTIP for the performance cycle beginning on July 1, 2006 and ending on December 31, 2007, multiplied by $14.46, the closing price of our common stock on February 5, 2008, the date on which the Compensation Committee determined that the shares had been earned.

Retirement Plans

Executives hired before January 1, 2006 are eligible for benefits under our Salary Plan and Supplemental Retirement Benefit Plan (which we refer to as the "SERP"). The Salary Plan is a qualified plan, and the SERP is an excess, non-qualified plan that is designed to provide substantially identical retirement benefits as the Salary Plan to the extent that the Salary Plan cannot provide those benefits due to limitations set forth in the Internal Revenue Code. Prior to January 1, 1998, the Salary Plan and the SERP provided that benefits would be determined based upon the highest consecutive three-year annual earnings. Effective January 1, 1998, the Salary Plan and the SERP were amended to provide that benefits no longer will be based upon the highest consecutive three-year annual earnings but will be determined by annual contribution credits equal to a percentage of annual earnings plus interest. Employees who were active employees, were at least age 45, had at least 10 years of service as of December 31, 1997, and had a combined age and years of service of at least 65 as of December 31, 1997, are eligible for a pension benefit under the Salary Plan and SERP based on the greater of two benefit formulas: (1) the cash balance formula, which is based upon the value of a notional account that had an opening balance determined in accordance with the final average pay formula described below as of January 1, 1998, or (2) the final average pay formula described below. Under the cash balance formula, the account balance is increased each year with a contribution amount based on the sum of age and years of service with Libbey and with interest based upon the 30-year Treasury rate.

The final average pay formula is as follows: $[(A) \times (B) \times (C)] + [(D) \times (E) \times (C)] + [(F) \times (A) \times (G)]$

Where:

(A) Monthly final average earnings for the three highest consecutive calendar years prior to 2008

(B) 1.212%

(C) Years of credited service up to 35 years

(D) Monthly final average earnings above Social Security Wage base at retirement

(E) 0.176%

(F) 0.5%

(G) Years of credited service over 35 years

Only base salary and amounts earned under the SMIP are included in the calculation of final average earnings.

The retirement benefit may be adjusted if the employee has more or less than 35 years of credited service or retires prior to age 65. The Salary Plan and the SERP provide for additional benefit accruals beyond age 65 and for annual annuity benefits as well as an optional lump sum form of benefit. The lump sum option is designed to be equivalent in value to that of the lifetime annual annuity benefit. Mr. Meier and Mr. Reynolds were active employees, were at least age 45 and had at least 20 years of service as of December 31, 1997. Accordingly, they are eligible for a pension benefit under the Salary Plan and SERP based on the greater of the two benefit formulas described above. Each of Mr. Meier and Mr. Reynolds also is eligible for early retirement, with an unreduced benefit, under the Salary Plan and the SERP, because each of them is over the age of 55 and has more than 30 years of service with Libbey and Owens-Illinois, Inc., Libbey's former parent company. Messrs. Sellick, Wilkes and Ibele would be entitled to a benefit computed only in accordance with the cash balance formula. Mr. Geswein is not eligible for a pension benefit under either the Salary Plan or the SERP, because his employment with Libbey did not begin until May 23, 2007.

The following table sets forth information concerning the benefits provided to the Named Executives under the Salary Plan and the SERP as of December 31, 2007, the date that we use for pension plan measurement for financial statement reporting purposes.

PENSION BENEFITS IN FISCAL 2007

Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)
J. Meier	Salary Plan	37.25	1,277,813	0
	SERP	37.25	3,733,351	0
G. Geswein	N/A	N/A	N/A	N/A
S. Sellick	Salary Plan	10.33	71,192	0
	SERP	10.33	16,708	0
R. Reynolds	Salary Plan	37.83	1,261,406	0
	SERP	37.83	2,010,114	0
K. Wilkes	Salary Plan	14.42	137,930	0
	SERP	14.42	99,361	0
D. Ibele	Salary Plan	24.58	180,174	0
	SERP	24.58	53,386	0

(1) Represents actual years of service to Libbey and Owens-Illinois Inc., our former parent company. We have not granted additional years of service to any of our executives.

(2) Amounts were determined based on the assumptions outlined in our audited financial statements for the year ended December 31, 2007, except that assumptions relating to expected retirement age are as follows. Participants who are eligible for pension benefits under the Salary Plan's final average pay formula (namely, Messrs. Meier and Reynolds) are assumed to retire at the earliest age at which they can receive an unreduced benefit under the Salary Plan. Messrs. Sellick, Wilkes and Ibele are assumed to receive benefits under the cash balance design at their normal retirement age of 65.

Nonqualified Deferred Compensation

The following table sets forth information with respect to our ESP, which is our only nonqualified deferred compensation plan for employees:

NONQUALIFIED DEFERRED COMPENSATION IN FISCAL 2007

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(3)
J. Meier	38,886	13,650	32,708	0	649,092
G. Geswein	0	0	0	0	0
S. Sellick	0	0	0	0	0
R. Reynolds	12,485	7,000	17,428	0	361,793
K. Wilkes	9,943	3,524	13,587	0	120,112
D. Ibele	0	0	450	0	8,761

(1) Included in column headed *"All Other Compensation"* in the Summary Compensation Table above.

(2) Not included in column headed *"Change in Pension Value and Nonqualified Deferred Compensation Earnings"* in the Summary Compensation Table because earnings are not at an above-market rate.

(3) Included in the column *"All Other Compensation"* in the Summary Compensation Table above to the extent of the contributions that are reflected in the *"Registrant Contributions in Last FY"* column of this table.

The ESP is a mirror plan of our qualified 401(k) savings plan. The purpose of the plan is to restore certain benefits that would have been available to executives under our 401(k) plan but for IRS limitations on qualified plans. These limits include the annual maximum recognizable compensation for retirement plans ($225,000 for 2007) and the restrictions on excess contributions by highly compensated employees.

Under the ESP, our Named Executives and other members of senior management may elect to defer base pay (including vacation pay and holiday pay) into an account that is deemed invested in either the Barclays Global Investors S&P 500 Index Fund, which seeks to replicate the total return performance of the S&P 500 Index, or the Harbor Bond Fund, which seeks total return. The Company selected these two funds. Participants make allocation elections prior to the year in which the compensation is earned.

Participants can defer up to the maximum allowed by the qualified 401(k) plan, currently set at 50% of compensation. We provide matching contributions equal to 100% of the first 1%, and 50% of the next 2%-6%, of eligible compensation deferred per pay period. The match is deemed invested in accordance with the participant's election as to his or her own contributions.

The balance credited to a participant's account, including the matching contributions that we make, is 100% vested at all times. However, the ESP is not funded and, as a result, ESP account balances are subject to the claims of our creditors.

We are obligated to pay the account balance, in cash in a lump sum, to the participant or his or her beneficiaries no later than March 31 of the year following the participant's retirement, death, total disability or other termination of employment. However, if a distribution of the participant's account balance were to cause Libbey to lose a federal income tax deduction for the amount of the distribution in the year of distribution pursuant to the $1,000,000 cap on tax deductible executive compensation set forth in Internal Revenue Code Section 162(m), we have the right to distribute for that year only the amount of the distribution that would not subject Libbey to that limitation on federal income tax deductions. However, we are obligated to distribute, by March 31 of the following year, any amount that is not distributed in the initial year of distribution.

ESP hardship distributions are permitted, but there are no loan provisions. All ESP distributions are fully taxable. Rollovers to defer taxes are not permitted.

We are in the process of reviewing the ESP plan document to ensure that it complies with Internal Revenue Code Section 409A.

Potential Payments Upon Termination or Change in Control

As discussed under *"Compensation Discussion & Analysis — Potential Payments Upon Termination or Change in Control,"* we have employment agreements with our executive officers and change in control agreements with our executive officers and certain other key members of senior management. The following tables provide information with respect to the amounts payable to each of the Named Executives under those employment and change in control agreements to which they are party.

POTENTIAL PAYMENTS UPON TERMINATION UNDER EMPLOYMENT AGREEMENTS

Named Executive	Base Salary ($)(1)	Annual Incentive Compensation ($)(2)	Long-Term Incentive Compensation ($)(3)	Acceleration of Unvested Equity Awards ($)(4)	Misc. Benefits ($)(5)	Pension Plan Benefits ($)(6)	Total ($)(7)
John F. Meier							
Death	1,230,000	1,107,000	0	1,132,845	12,000	4,531,029	8,012,874
Permanent disability	1,845,000	1,391,315	288,795	1,132,845	36,868	4,531,029	9,225,852
Voluntary termination for Good Reason or Involuntary termination without Cause	1,845,000	1,391,315	288,795	1,132,845	36,868	4,531,029	9,225,852
Involuntary termination for Cause	0	0	0	0	0	4,531,029	4,531,029
Gregory T. Geswein							
Death	318,504	191,102	0	104,021	12,000	0	625,627
Permanent disability	637,008	382,205	40,314	104,021	26,892	0	1,190,440
Voluntary termination for Good Reason or Involuntary termination without Cause	637,008	382,205	40,314	104,021	26,892	0	1,190,440
Involuntary termination for Cause	0	0	0	0	0	0	0
Scott M. Sellick							
Death	271,068	162,641	0	260,703	17,000	36,792	748,204
Permanent disability	542,136	325,282	63,573	260,703	36,892	36,792	1,265,378
Voluntary termination for Good Reason or Involuntary termination without Cause	542,136	325,282	63,573	260,703	36,892	36,792	1,265,378
Involuntary termination for Cause	0	0	0	0	0	36,792	36,792
Richard I. Reynolds							
Death	425,016	318,762	0	613,950	12,000	2,515,901	3,885,629
Permanent disability	850,032	637,524	155,200	613,950	24,578	2,515,901	4,797,185
Voluntary termination for Good Reason or Involuntary termination without Cause	850,032	637,524	155,200	613,950	24,578	2,515,901	4,797,185
Involuntary termination for Cause	0	0	0	0	0	2,515,901	2,515,901
Kenneth G. Wilkes							
Death	330,924	182,008	0	323,188	17,000	200,922	1,054,042
Permanent disability	661,848	364,016	79,540	323,188	34,578	200,922	1,664,092
Voluntary termination for Good Reason or Involuntary termination without Cause	661,848	364,016	79,540	323,188	34,578	200,922	1,664,092
Involuntary termination for Cause	0	0	0	0	0	200,922	200,922
Daniel P. Ibele							
Death	261,534	130,767	0	229,996	17,000	107,520	746,817
Permanent disability	523,068	261,534	55,652	229,996	36,892	107,520	1,214,662
Voluntary termination for Good Reason or Involuntary termination without Cause	523,068	261,534	55,652	229,996	36,892	107,520	1,214,662
Involuntary termination for Cause	0	0	0	0	0	107,520	107,520

(1) Represents (a) in the event of termination due to death, two times 2007 base salary in the case of Mr. Meier and one times 2007 base salary in the case of the other Named Executives (in each case at the rate in effect on the date of termination), and (b) in the event of termination due to permanent disability, voluntary termination for good reason or involuntary termination without cause, three times 2007 base salary in the case of Mr. Meier and two times 2007 base salary in the case of the other Named Executives (in each case at the rate in effect on the date of termination). Since termination is assumed to have occurred on December 31, 2007, we have assumed that all 2007 base salary has been paid when due. In the case of termination due to death, the base salary component is payable in a lump sum. In the case of termination due to permanent disability, voluntary termination for good reason or involuntary termination without cause, the base salary component is payable as salary continuation in accordance with our normal pay practices, unless we elect to pay it in a lump sum.

(2) Represents (a) in the event of termination due to death, the product of 2007 actual base salary and the applicable Named Executive's target percentage under our SMIP program (90% in the case of Mr. Meier, 75% in the case of Mr. Reynolds, 60% in the case of Messrs. Geswein and Sellick, 55% in the case of Mr. Wilkes and 50% in the case of Mr. Ibele), and (b) in the event of termination due to permanent disability, voluntary termination for good reason or involuntary termination without cause, the product of 2007 actual base salary and the lesser of (i) the applicable Named Executive's target percentage under our SMIP program (see above) or (ii) the average percentage of target annual incentive compensation paid to all other executive officers. The average percentage of target annual incentive compensation (excluding discretionary awards) paid to all executive officers for 2007 was 76.84%.

(3) Represents, in the event of termination due to permanent disability, voluntary termination for good reason or involuntary termination without cause, the estimated value of shares of common stock issued on February 19, 2008, as payment for performance shares earned under the July 2006 LTIP for the performance cycle beginning July 1, 2006 and ending December 31, 2007; and the estimated value of shares of common stock underlying a prorated award of performance shares under the July 2006 LTIP for the performance cycle beginning July 1, 2006 and ending December 31, 2008 and under the 2007 LTIP for the performance cycle beginning January 1, 2007 and ending December 31, 2009. We have estimated the value by multiplying the number of shares by $15.84, the closing price of our common stock on the New York Stock Exchange on December 31, 2007.

(4) Represents the sum of (a) the estimated value of common stock underlying RSUs that were granted in February 2007 and had not vested as of December 31, 2007, and (b) the in-the-money/ intrinsic value of unvested non-qualified stock options, in each case based upon the closing price of our common stock on the New York Stock Exchange on December 31, 2007 ($15.84 per share).

(5) Represents the sum of (a) the estimated cost of medical, prescription drug, dental and vision benefits for the Named Executive and/or his covered dependents for (i) 12 months following the date of termination if termination is a result of death or (ii) 24 months (or, in Mr. Meier's case, 36 months) following the date of termination if termination is a result of permanent disability, voluntary termination for good reason or involuntary termination without cause; and (b) in the event of termination as a result of permanent disability, voluntary termination for good reason or involuntary termination without cause, the estimated cost of continued life insurance coverage, for a period of 24 months (or, in Mr. Meier's case, 36 months) following the date of termination, under our group life insurance policy applicable to all salaried employees.

(6) Represents the cash value of the sum of (a) the annuities payable to the respective Named Executives under our Salary Plan and the lump sums payable to them under our SERP, assuming that they were retirement eligible at December 31, 2007, and (b) the balances (excluding employee contributions) in their respective ESP accounts. Mr. Geswein is not eligible for a pension benefit under the Salary Plan or SERP, since those plans were terminated as to new employees after January 1, 2006, and Mr. Geswein's employment did not begin until May 2007. Only Messrs. Meier and Reynolds were retirement eligible at December 31, 2007. Each of them would have been entitled to elect either a lump sum benefit or an annuity under our Salary Plan. However, as of December 31, 2007, our ability to pay lump sum benefits under the Salary Plan was restricted as a result of limitations imposed by Internal Revenue Code

Section 401 upon lump-sum distributions to highly compensated employees. Absent that restriction, the lump sum amounts that would have been payable to Messrs. Meier and Reynolds under the Salary Plan would have been $1,378,691 and $1,359,255, respectively. Does not include the respective Named Executives' account balances under our 401(k) savings plan.

(7) Does not include any tax gross-up because the excise tax contemplated by Section 4999 of the Internal Revenue Code does not apply in the absence of a change in control.

POTENTIAL PAYMENTS UPON TERMINATION IN CONNECTION WITH CHANGE IN CONTROL

Named Executive	Base Salary ($)(1)	Annual Incentive Compensation ($)(2)	Acceleration of Unvested Stock Options ($)(3)	Acceleration of Unvested Restricted Stock Awards ($)(4)	Misc. Benefits ($)(5)	Pension Plan Benefits ($)(6)	Tax Gross-Up ($)	Total ($)
John F. Meier	1,845,000	1,895,301	200,724	932,121	48,868	4,531,029	1,671,710	11,124,753
Gregory T. Geswein	955,512	348,363	0	104,021	61,838	250,000	690,657	2,410,391
Scott M. Sellick	813,204	568,518	54,355	206,348	64,338	100,204	775,061	2,582,028
Richard I. Reynolds	1,275,048	1,100,784	114,277	499,673	48,868	2,515,901	994,642	6,549,193
Kenneth G. Wilkes	992,772	641,202	66,849	256,339	62,368	200,922	798,629	3,019,081
Daniel P. Ibele	784,602	474,672	50,973	179,024	64,838	63,049	686,453	2,303,611

(1) Represents three times base salary in effect on December 31, 2007 and is payable in a lump sum. We have assumed that all 2007 base salary has been paid when due.

(2) For the Named Executives other than Mr. Geswein, represents three times the respective Named Executives' actual annual incentive compensation earned for 2006, since actual annual incentive compensation earned for 2006 exceeded their target annual incentive awards for 2007. For Mr. Geswein, represents three times his target annual incentive compensation for 2007, since he joined Libbey on May 23, 2007. Target annual incentive compensation is a percentage of base salary actually earned during the year, as reflected by W-2 wages. For information with respect to the target percentages of the respective Named Executives, see *"Compensation Discussion and Analysis — What compensation did Libbey's executives receive for 2006? — Annual Incentive Compensation under SMIP."*

(3) Represents the in-the-money/ intrinsic value of unvested NQSOs based upon the closing price of our stock on the New York Stock Exchange on December 31, 2007 ($15.84 per share).

(4) Represents the estimated value of common stock underlying RSUs that were granted in February 2007 and had not vested as of December 31, 2007. We have estimated the value by multiplying the number of shares of common stock underlying unvested RSUs by $15.84, the closing price of our stock on the New York Stock Exchange on December 31, 2007. We have assumed that unearned performance shares will be forfeited, but the Compensation Committee, in its sole discretion, may elect to accelerate vesting of all or any portion of unearned performance shares in connection with a change in control.

(5) Represents the sum of (a) the estimated cost of medical, prescription drug, dental and vision benefits for the Named Executive and his covered dependents for 36 months following the date of termination, at an assumed annual cost, net of employee contributions, of $10,000 for Messrs. Meier, Reynolds and Geswein and $14,000 for Messrs. Sellick, Wilkes and Ibele; (b) the estimated cost of continued life insurance coverage, for a period of 36 months following the date of termination, under our group life insurance policy applicable to all salaried employees; (c) the estimated cost to provide outplacement services for two years following the date of termination, at an assumed annual cost of $7,500; and (d) the estimated cost to provide one year of financial planning services of the nature and scope provided to the respective Named Executive Officers during the year preceding termination. For those Named Executives who availed themselves of this perquisite during 2007, we have estimated the cost using the greater of $3,000 or the amount we paid for financial planning services for those Named Executives in 2007. For those Named Executives who did not avail themselves of this perquisite during 2007, we have used an assumed annual cost of $3,000. We have assumed that there is no incremental cost to us to continue the

Named Executive as an insured on our directors and officers liability insurance policy for six years following the date of termination.

(6) As to each of Messrs. Meier and Reynolds, who were eligible for retirement at December 31, 2007, represents the sum of (a) the annuity payable to them under our Salary Plan, (b) the lump sum payable to them under our SERP and (c) the balances (excluding employee contributions) in their respective ESP accounts. None of the other Named Executives was retirement eligible at December 31, 2007. As to Messrs. Sellick, Wilkes and Ibele, whose benefits under the Salary Plan and SERP were vested as of December 31, 2007, represents the sum of (a) the annuity payable to them under our Salary Plan as if they were retirement-eligible, (b) the lump sum payable to them under our SERP as if they were retirement-eligible, (c) the amount, if any, by which the $250,000 minimum pension benefit contemplated by their change in control agreements exceeds the present value of their benefits (enhanced by an additional three years of service, as required under their change in control agreements) under our Salary Plan and SERP, and (d) the balances (excluding employee contributions) in their respective ESP accounts. As to Mr. Geswein, who is not eligible to receive a pension benefit under either the Salary Plan or the SERP, represents the $250,000 minimum pension benefit that we are obligated to pay him under his change in control agreement. Each of the Named Executives (other than Mr. Geswein, who is not a participant in the Salary Plan) is entitled, under our Salary Plan, to elect either a lump sum benefit or an annuity. However, as of December 31, 2006, our ability to pay lump sum benefits under the Salary Plan was restricted as a result of limitations imposed by Internal Revenue Code Section 401 upon lump-sum distributions to highly compensated employees. Absent that restriction, the lump sum amounts that would have been payable to the Named Executives are as follows: Mr. Meier — $1,378,691; Mr. Reynolds $1,359,255; Mr. Geswein — $0; Mr. Sellick — $81,157; Mr. Wilkes — $152,570; and Mr. Ibele — $203,376.

Non-Management Directors' Compensation in 2006

In 2007, our non-management directors received the following compensation:

DIRECTOR COMPENSATION FOR YEAR ENDED DECEMBER 31, 2007

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(1)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(3)	All Other Compensation ($)	Total ($)
Carlos V. Duno	$50,875	$55,315	$0	$0	$106,190
William A. Foley	48,750	55,315	0	0	104,065
Jean-René Gougelet(4)	18,021	0	0	0	18,021
Peter C. McC. Howell	46,500	55,315	0	0	101,815
Deborah G. Miller	42,250	55,315	0	0	97,565
Carol B. Moerdyk	50,750	55,315	0	0	106,065
Gary L. Moreau(5)	24,375	55,315	0	0	79,690
Terence P. Stewart(6)	34,625	55,315	0	0	89,940

(1) Includes compensation deferred into the phantom stock subaccount or the interest-bearing subaccount pursuant to the 2006 Deferred Compensation Plan for Outside Directors adopted effective January 1, 2006, and the Amended and Restated 2006 Deferred Compensation Plan for Outside Directors adopted effective October 17, 2006.

(2) Represents the grant-date fair value, determined in accordance with FAS 123R, of awards of stock made to each non-management director on May 3, 2007. On that date, we awarded each non-management director stock having a value of $40,000. The number of shares of common stock issued to each non-management director was determined by dividing $40,000 by $13.90, the average closing price of our

common stock over a period of 60 consecutive trading days ending on May 3, 2007. The closing price of our common stock on the New York Stock Exchange on May 3, 2007 was $19.22.

(3) We do not maintain a pension plan for our non-management directors. Compensation deferred into the phantom stock subaccount does not earn an above-market return, as dividends accrue only if and to the extent payable to holders of our common stock. Compensation deferred into the interest-bearing subaccount does not earn an above-market return, as the applicable interest rate is the yield on 10-year treasuries.

(4) Mr. Gougelet was elected as a member of the Board of Directors on June 22, 2007, and attended his first meeting of the Board on July 24, 2007.

(5) Mr. Moreau resigned from, and his resignation was accepted by, the Board on May 17, 2007.

(6) For additional information with respect to compensation payable to Mr. Stewart's law firm for services provided to Libbey, see *"Corporate Governance — Certain Relationships and Related Transactions — What transactions involved directors or other related parties?"*

CERTAIN LEGAL PROCEEDINGS

We are not a party to any litigation, the outcome of which, if decided adversely to us, reasonably could be expected to have a material adverse effect on Libbey.

PROPOSAL 1 — ELECTION OF DIRECTORS

Each year the stockholders are asked to elect the members of a class for a term of three years. Currently, the term of office for members of Class III of the Board of Directors will expire on the date of the Annual Meeting in 2008. The members of Class III are William A. Foley, Deborah G. Miller and Terence P. Stewart. The Board of Directors has fixed the number of directors to be elected at the 2008 Annual Meeting at three and has nominated William A. Foley, Deborah G. Miller and Terence P. Stewart for election to Class III. Those persons who are elected directors at the 2008 Annual Meeting will hold office until their terms expire on the date of the 2011 Annual Meeting or until the election and qualification of their successors. The terms of office of the members of Class I and Class II of the Board of Directors will expire on the date of the Annual Meeting in 2009 and 2010, respectively. Information regarding Messrs. Foley and Stewart and Ms. Miller is set forth above under *"Libbey Corporate Governance — Who are the current members of Libbey's Board of Directors?"*

So far as the Board has been advised, only the three persons named above as nominees will be nominated for election as directors at the Annual Meeting. Shares represented by proxies in the accompanying form will be voted for the election of these three nominees unless authority to vote for any or all of these nominees is withheld. The nominees have consented to being named in this proxy statement and to serve if elected. If any of them should become unavailable prior to the Annual Meeting, the proxy will be voted for a substitute nominee or nominees designated by the Board of Directors or the number of directors may be reduced accordingly. The Board, however, expects each of the nominees to be available. As long as a quorum is present, directors shall be elected by a majority of the votes of the shares present in person or represented by proxy at the meeting. A stockholder entitled to vote for the election of directors may withhold authority to vote for any or all of the nominees.

The Board of Directors recommends a vote FOR this proposal.

PROPOSAL 2 — RATIFICATION OF AUDITORS

The Audit Committee has appointed Ernst & Young LLP to serve as our independent auditors for our 2008 fiscal year. Although ratification by the stockholders is not required by law, the Board of Directors believes that you should be given the opportunity to express your views on the subject. Unless otherwise directed, proxies in the accompanying form will be voted for ratification.

The Board of Directors recommends a vote FOR this proposal.

OTHER BUSINESS

As of the date of this proxy statement, neither the Board nor management knows of any other business that will be presented for consideration at the Annual Meeting. However, if other proper matters are presented at the meeting, it is the intention of the proxy committee to take such action as shall be in accordance with their judgment on such matters. All other matters to be voted upon by stockholders will require a majority vote of common stock represented in person or by proxy.

GENERAL INFORMATION

Availability of List of Stockholders:

A complete list of stockholders entitled to vote at the Annual Meeting will be maintained at the Company's principal executive offices at 300 Madison Avenue, Toledo, Ohio for a period of at least 10 days prior to the Annual Meeting.

Solicitation Costs:

The Company has retained Georgeson Shareholder to solicit the submission of proxies authorizing the voting of shares in accordance with the Board of Directors' recommendations. The Company has agreed to pay a fee of $7,000, plus expenses for out-of-pocket costs for Georgeson's services. Certain of the Company's officers and employees may solicit the submission of proxies authorizing the voting of shares in accordance with the Board of Directors' recommendations, but no additional remuneration will be paid by the Company for the solicitation of those proxies. Such solicitations may be made by personal interview, telephone or telegram. Arrangements have been made with Corporate Investor Communications, Inc. to perform a broker-nominee search. Arrangements also have been made with brokerage firms and others for the forwarding of proxy solicitation materials to the beneficial owners of common stock, and the Company will reimburse them for reasonable out-of-pocket expenses incurred in connection therewith. The Company will pay the cost of preparing and mailing this proxy statement and other costs of the proxy solicitation made by the Company's Board of Directors.

Reports to Stockholders:

The Company has mailed this proxy statement and a copy of its 2007 Annual Report to each stockholder entitled to vote at the Annual Meeting. Included in the 2007 Annual Report are the Company's consolidated financial statements for the year ended December 31, 2007.

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2007, including the financial statement schedules, as filed with the Securities and Exchange Commission, may be obtained without charge by sending a written request to Libbey Inc., Attention: Investor Relations, Kenneth A. Boerger, Vice President and Treasurer, 300 Madison Avenue, P.O. Box 10060, Toledo, Ohio 43699-0060.

By Order of the Board of Directors,

SUSAN ALLENE KOVACH, Secretary

Toledo, Ohio
April 4, 2008

LIBBEY INC.
TOLEDO, OH

ANNUAL MEETING OF SHAREHOLDERS

FRIDAY, MAY 16, 2008
2:00 P.M., LOCAL TIME

▼ DETACH PROXY CARD HERE ▼

Sign, Date and Return the Proxy Card in the Enclosed Envelope.

X Votes MUST be indicated (x) in Black or Blue ink.

1. Election of Directors

FOR all nominees listed below ☐ **WITHHOLD AUTHORITY** to vote for all nominees listed below ☐ ***EXCEPTIONS** ☐

The nominees for the board of directors are: William A. Foley, Deborah G. Miller and Terence P. Stewart

*Exceptions ____________________

(INSTRUCTIONS: To vote your shares for all Director nominees, mark "For" box on Item 1. To withhold voting for all nominees mark "Withhold" box. If you do not wish your shares voted for a particular nominee, enter the name(s) of the exception(s) in the space provided above.)

	FOR	AGAINST	ABSTAIN
2. Proposal to ratify the appointment of Ernst & Young LLP as the Company's independent auditors for the fiscal year ending December 31, 2008	☐	☐	☐

3. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournment thereof.

To change your address, please mark this box. ☐

To include any comments, please mark this box. ☐

Please sign exactly as name(s) appear hereon. Joint owners should each sign personally. When signing as an executor, administrator, corporation officer, attorney, agent, trustee, guardian or in other representative capacity, please state your full title as such.

Date ____ Share Owner sign here ____ Co-Owner sign here ____

LIBBEY INC.

PROXY

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints each of John F. Meier, Richard I. Reynolds and Susan Allene Kovach, as proxy, with full power of substitution, to vote all shares of Common Stock of Libbey Inc. held of record by the undersigned on March 31, 2008, at the Annual Meeting of Stockholders to be held on May 16, 2008 and at any adjournment thereof, upon the matters referred to on the reverse side and described in the proxy statement furnished herewith, and in their discretion, upon any other matters which may properly come before the meeting. **If no directions are given, the proxies will vote FOR the election of all listed director nominees and FOR the ratification to Ernst & Young LLP as the Independent auditors to Libbey Inc. for its fiscal year ending December 31, 2008 and in the proxies' discretion on any other matters that may properly come before the meeting.**

The board of directors of Libbey Inc. recommends a Vote FOR election of all listed director nominees and FOR the ratification of Ernst & Young LLP as the Independent auditors to Libbey Inc. for its fiscal year ending December 31, 2008.

Please sign on the reverse side of this card and return it promptly in the enclosed postage-paid envelope.

LIBBEY INC.
PROXY PROCESSING
P.O. BOX 3548
S HACKENSACK NJ 07606-9248

(Continued, and please sign on reverse side)

Libbey Inc.
300 Madison Avenue
P.O. Box 10060
Toledo, Ohio 43699-0060
419-325-2100

The Bank of New York (telephone 1-800-524-4458) acts as both Transfer Agent and Registrar for the Company. Address shareholder inquiries to:

The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, New York 10286-1258, U.S.A.

Send certificates for transfer and address changes to: The Bank of New York
Receive and Deliver Department
P.O. Box 11002
Church Street Station
New York, New York 10286-1002, U.S.A.
e-mail Address: shareowners@bankofny.com

Ernst & Young LLP, Toledo, Ohio are the independent auditors for the Company.

Copies of the Company's annual report on Form 10-K are available at no charge through the Company's website: www.libbey.com. In addition, the Company will provide without charge to any person who is a beneficial owner of its shares a copy of Libbey's 2007 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission. Requests should be addressed to:

Libbey Inc.
Investor Relations
300 Madison Avenue
P.O. Box 10060
Toledo, Ohio 43699-0060

The annual shareholders meeting of Libbey Inc. will be 2:00 p.m. on May 16, 2008, and will be held in Chicago, IL at:
The Drake Hotel
140 E. Walton Place
Chicago, IL 60611

Libbey Inc. stock is listed for trading on the New York Stock Exchange under the symbol "LBY."

The price range for the Company's common stock on the New York Stock Exchange as reported by the New York Stock Exchange was as follows:

	2007		2006	
	High	**Low**	High	Low
First Quarter	**$14.28**	**$11.17**	$12.19	$6.85
Second Quarter	**$24.65**	**$13.98**	$15.58	$5.91
Third Quarter	**$24.06**	**$13.76**	$11.75	$5.90
Fourth Quarter	**$19.32**	**$14.28**	$12.53	$10.33

As of March 3, 2008, there were 832 registered common shareholders of record. The Company pays a regular quarterly cash dividend of $0.025 per share, or $0.10 per year. The declaration of future dividends is within the discretion of the Board of Directors of the Company and will depend upon, among other things, business conditions, earnings and the financial condition of the Company.

The Bank of New York, the Transfer Agent for Libbey Inc., has made available a Direct Stock Purchase and Sale Plan, BuyDIRECT[SM]. The Plan provides registered shareholders and interested first-time investors the opportunity to purchase and sell shares of the Company's common stock, reinvest dividends and deposit their certificates into the Plan for safekeeping. Existing shareholders can request enrollment material by calling The Bank of New York at 1-800-524-4458. Shareholder questions and requests for forms are also available by visiting The Bank of New York's Website at http://stockbny.com. Interested investors who would like enrollment material should call The Bank of New York at 1-800-524-4458.

[SM] BuyDIRECT is a service mark of The Bank of New York.

Additional Information
For additional information, contact:
Kenneth A. Boerger, Vice President and Treasurer
Libbey Inc.
300 Madison Avenue
P.O. Box 10060
Toledo, Ohio 43699-0060
419-325-2279
e-mail: stock@libbey.com
Or visit our website at www.libbey.com

On May 15, 2007, the Company's chief executive officer submitted to the New York Stock Exchange the annual CEO certification regarding the Company's compliance with the New York Stock Exchange's corporate governance list standards. In addition, the Company filed with the Securities and Exchange Commission the certifications of its chief executive officer and chief financial officer required by Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2 to the Company's Form 10-K for the year-ended December 31, 2007.

Libbey®

Libbey®

300 Madison Avenue
P.O. Box 10060
Toledo, Ohio 43699-0060
419-325-2100
www.libbey.com

U.S. Glassware Manufacturing
Toledo
940 Ash Street
Toledo, Ohio 43611

Shreveport
4302 Jewella Road
Shreveport, Louisiana 71109

Crisa®
A Libbey Company

Doblado 1627 B Norte
Col. Terminal
Monterrey N. L. Mexico
CP 64680

royal leerdam

Royal Leerdam
Lingedijk 8
4142 LD Leerdam
Netherlands

CRISAL GLASS

Crisal Cristalaria Automatica S.A.
Zona Industrial do Casal da
Lebre
2431-903 Marinha Grande
Portugal

Libbey Glassware (China) Co., Ltd.
#2211 Ai Min Road East
Langfang Economic & Technology
Development Zone
Hebie Province, Post Code: 065001
People's Republic of China

Syracuse® CHINA
A Libbey FOODSERVICE Company

Syracuse China Company
2801 Court Street
Syracuse, New York 13208

TRAEX®
A Libbey FOODSERVICE Company

Traex Company
101 Traex Plaza
Dane, Wisconsin 53529

WORLD® TABLEWARE
A Libbey FOODSERVICE Company

World Tableware Inc.
300 Madison Avenue .
P. O. Box 10060
Toledo, Ohio 43699-0060



END